1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2015

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date March 30, 2015	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

2014 ANNUAL RESULTS ANNOUNCEMENT

FOR THE PERIOD ENDED 31 DECEMBER 2014

The board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) is pleased to announce the audited results of the Company and its subsidiaries for the period ended 31 December 2014. The annual results have been reviewed by the audit committee of the Board. This announcement, containing the full text of the 2014 Annual Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to information to accompany preliminary announcements of annual results. The 2014 annual results of the Company is available for viewing on the websites of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk and of the Company at www.yanzhoucoal.com.cn.

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

1

Definition and Notice of Significant Risks

I.	DEFINITION

In this Annual Report, unless the context requires otherwise, the following expressions have the following meanings:

“Yanzhou Coal”, “Company” or “the Company”	Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated under the laws of the PRC in 1997 and the H Shares, the ADSs and A Shares of which are traded on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

“Group” or “the Group”	the Company and its subsidiaries;

“Yankuang Group” or “the Controlling Shareholder”	Yankuang Group Company Limited, a company with limited liability reformed and established in accordance with the PRC law in 1996, being the Controlling Shareholder of the Company directly and indirectly holding 56.52% of the total share capital of the Company as at the end of the reporting period;

“Yulin Neng Hua”	Yanzhou Coal Yulin Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2004 and a wholly-owned subsidiary of the Company, mainly engages in the production and operation of the 0.6 million-tonne-capacity methanol project in Shaanxi province;

“Heze Neng Hua”	Yanmei Heze Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2004 and a 98.33% owned subsidiary of the Company, mainly engages in the development of Juye coal field in Heze city, Shandong province;

“Shanxi Neng Hua”	Yanzhou Coal Shanxi Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2002 and a wholly-owned subsidiary of the Company, mainly engages in the management of the projects invested in Shanxi province by the Company;

“Tianchi Energy”	Shanxi Heshun Tianchi Energy Company Limited, a company with limited liability incorporated under the laws of the PRC in 1999 and a 81.31% owned subsidiary of Shanxi Neng Hua, mainly engages in the production and operation of Tianchi coal mine;

2        Yanzhou Coal Mining Company Limited

Definition and Notice of Significant Risks

“Tianhao Chemicals”	Shanxi Tianhao Chemicals Company Limited, a joint stock limited company incorporated under the laws of the PRC in 2002 and a 99.89% owned subsidiary of Shanxi Neng Hua, mainly engages in the production and operation of 0.1 million tonnes methanol project in Shanxi province.

“Hua Ju Energy”	Shandong Hua Ju Energy Company Limited, a company with limited liability incorporated under the laws of the PRC in 2002 and a 95.14% owned subsidiary of the Company, mainly engages in the thermal power generation with gangue and slurry, and heating supply;

“Ordos Neng Hua”	Yanzhou Coal Ordos Neng Hua Company Limited, a company incorporated under the laws of the PRC in 2009 and a wholly-owned subsidiary of the Company, mainly engages in the development of coal resources and coal chemical projects of the Company in the Inner Mongolia Autonomous Region;

“Haosheng Company”	Inner Mongolia Haosheng Coal Mining Company Limited, a limited company incorporated under the laws of the PRC in 2010 and a 74.82% owned subsidiary of the Company, mainly engages in the project development of Shilawusu coal field located in Ordos in the Inner Mongolia Autonomous Region;

“Yancoal Australia”	Yancoal Australia Limited, a company with limited liability incorporated under the laws of Australia in 2004 and a 78% owned subsidiary of the Company, the shares of Yancoal Australia are traded on the Australian Securities Exchange;

“Austar Company”	Austar Coal Mine Pty Limited, a company with limited liability incorporated under the laws of Australia in 2004 and a wholly-owned subsidiary of Yancoal Australia, mainly engages in coal producing, processing, washing and distributing;

“Yancoal Resources”	Yancoal Resources Limited (previously known as Felix Resources Limited), a limited company incorporated under the laws of Australia and a wholly-owned subsidiary of Yancoal Australia, mainly engages in coal mining, sales and exploration;

Annual Report 2014        3

Definition and Notice of Significant Risks

“Gloucester”	Gloucester Coal Limited, a limited company incorporated under the laws of Australia, which completed the merger with Yancoal Australia in June 2012 and became a wholly-owned subsidiary of Yancoal Australia;

“Yancoal International”	Yancoal International (Holding) Company Limited, a company with limited liability incorporated under the laws of Hong Kong in 2011 and a wholly-owned subsidiary of the Company;

“Railway Assets”	the railway assets specifically used for coal transportation for the Company, which are located in Jining City, Shandong Province;

“H Shares”	Overseas listed foreign invested shares in the ordinary share capital of the Company, with nominal value of RMB1.00 each, which are traded on the Hong Kong Stock Exchange;

“A Shares”	Domestic shares in the ordinary share capital of the Company, with nominal value of RMB1.00 each, which are traded on the Shanghai Stock Exchange;

“ADSs”	American depositary shares, each representing ownership of 10 H Shares, which are traded on New York Stock Exchange;

“PRC”	the People’s Republic of China;

“CASs” or “ASBEs”	Accounting Standard for Business Enterprises (2006) and the relevant regulations and explanations issued by the Ministry of Finance of PRC;

“IFRS”	International Financial Reporting Standards;

“CSRC”	China Securities Regulatory Commission;

“Hong Kong Listing Rules”	Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

4        Yanzhou Coal Mining Company Limited

Definition and Notice of Significant Risks

“Shanghai Stock Exchange”	the Shanghai Stock Exchange;

“Articles”	the Articles of Association of the Company;

“Shareholders”	the shareholders of the Company;

“Directors”	the directors of the Company;

“Board”	the board of directors of the Company;

“Supervisors”	the supervisors of the Company;

“RMB”	Renminbi, the lawful currency of the PRC, unless otherwise specified;

“AUD”	Australian dollars, the lawful currency of Australia; and

“USD”	the United States dollars, the lawful currency of the United States.

II.	NOTICE OF SIGNIFICANT RISKS

Major risks faced by the Group and the impact and measures thereof have been disclosed in the annual report. For detailed information, please refer to “Chapter 4 Board of Directors’ Report”. Investors should pay attention to these.

Annual Report 2014        5

Chapter 01

Group Profile and General Information

I	GROUP PROFILE

With headquarter located in Shandong Province, the PRC, the Group possesses coal resources and refined coal chemical projects in Shandong Province, Shaanxi Province, Shanxi Province, the Inner Mongolia Autonomous Region and Australia, and potash resources in Canada. Yanzhou Coal is a globalized integrated mining company with coal, coal chemicals, power generation business and potash resources.

The Group is the sole Chinese coal company with its shares concurrently traded on four stock exchanges domestically and abroad. As at the end of the reporting period, the total issued shares of the Company were 4.9184 billion shares.

In 2014, the sales volume of salable coal and methanol reached 123.1 million tonnes and 0.66 million tonnes respectively, realizing a net income attributable to the equity holders of the Company of RMB766.2 million (calculated in accordance with the IFRS).

PRINCIPAL BUSINESS

•

Mining, washing and processing and sales of coal. We primarily produce semi-hard coking coal, semi-soft coking coal, PCI and thermal coal. Our customers are mainly located in Eastern China, Southern China, Northern China and other countries such as Japan, South Korea and Australia;

•	Coal chemicals. We now mainly focus on the production and sale of methanol; and

•	Power generation.

STOCK ISSUANCE

The Company was successfully listed in New York, Hong Kong and Shanghai with an initial listing of 850 million H Shares (including 2.76 million of ADSs (one ADS was equivalent to 50 H Shares in the initial listing)) and 80 million A Shares in 1998.

The Company issued 100 million additional A Shares and 170 million additional H Shares in 2001.

The Company issued 204 million new H Shares in 2004.

BONDS ISSUANCE

The Company issued corporate bonds amounting to USD1 billion and RMB5 billion respectively in 2012.

In 2013, the Company issued RMB1 billion debt financing notes through private placement and RMB5 billion short-term financing notes.

In 2014, the Company issued RMB5 billion corporate bonds, RMB5 billion short-term financing notes, USD300 million perpetual bonds and RMB2.5 billion debt financing notes through private placement, realizing the equity financing of RMB1.4 billion on the premise of repurchases.

6        Yanzhou Coal Mining Company Limited

Group Profile and General Information     Chapter 01

ASSETS ACQUISITION AND ESTABLISHMENT OF SUBSIDIARIES

•	In 1998, the Company acquired Jining II Coal Mine;

•	In 2001, the Company acquired Jining III Coal Mine;

•	In 2002, the Company acquired the Railway Assets;

•	In 2004, the Company established Yulin Neng Hua;

established Yancoal Australia; and

acquired Austar Coal Mine;

•	In 2005, the Company acquired Heze Neng Hua;

•	In 2006, the Company acquired Shanxi Neng Hua;

•	In 2009, the Company acquired Hua Ju Energy;

established Ordos Neng Hua; and

acquired Yancoal Resources.

•	In 2010, the Company acquired Haosheng Company;

•	In 2011, the Company acquired Anyuan Coal Mine;

acquired mining rights of Zhuan

Longwan Coal Mine Zone;

established Yancoal International;

acquired Syntech Holdings Pty

Ltd. and Syntech Holdings II Pty Ltd. in Australia;

acquired Potash Exploration

Permits in Canada;

acquired Inner Mongolia Xintai

Coal Mining Company Limited; and

acquired Wesfarmers Premier

Coal Limited in Australia;

•	In 2012, Yancoal Australia successfully completed

the merger with Gloucester and listed on the

Australian Securities Exchange;

the Company established Shandong Coal

Trading Centre Company Limited.

•	In 2013, the Company established Shandong Yanmei

Rizhao Port Storage and Blending Company Limited.

•	In 2014, the Company established Shandong Zhongyin

Logistics and Trade Company Limited.

the Company established Zhongyin Financial

Leasing Company Limited.

the Company established Duanxin Investment

Holding (Beijing) Company Limited.

MAJOR AWARDS IN 2014

•	Awarded “National Quality Prize” by China Quality Association

•	Selected as “2014 Platts Top 250 Global Energy Companies Rankings

•	Awarded “Excellent Board of Directors Award 10th Gold Round Table Award for the Board of Directors among PRC Listed Companies” by Board of Directors Magazine

Annual Report 2014        7

Chapter 01     Group Profile and General Information

Enclosed diagram: Production and Operation Structure of the Group

Yanzhou Coal Mining Company Limited
Wholly-owned coal mines and operation branches
Nantun coal mine
Xinglongzhuang coal mine
Baodian coal mine
Dongtan coal mine
Jining II coal mine
Jining III coal mine
Beisu coal mine
Yangcun coal mine
Railway Transportation Department
Materials & Goods Supply Centre
Complex Mining Machinery Management Centre
Jidong Property Service Centre
Wholly-owned subsidiaries
Yanzhou Coal Shanxi Neng Hua Co.,Ltd.
Yanzhou Coal Yulin Neng Hua Co.,Ltd.
Yanzhou Coal Ordos Neng Hua Co.,Ltd.
Yancoal International (Holding) Co.,Ltd.
Shandong Zhongyin Logistics and Trade Co., Ltd.
Duanxin Investment Holding (Beijing) Co., Ltd.
Controlled subsidiaries
Yanmei Heze Neng Hua Co., Ltd.
Shandong Hua Ju Energy Co., Ltd.
Inner Mongolia Haosheng Coal Mining Co., Ltd.
Shandong Yanmei Shipping Co., Ltd.
Zhongyan Trading Co., Ltd. of Qingdao Bonded Area
Shandong Coal Trading Centre Co., Ltd.
Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd.
Yancoal Australia Limited
Zhongyin Financial Leasing Co., Ltd.

8        Yanzhou Coal Mining Company Limited

Group Profile and General Information     Chapter 01

Shanxi Heshun Tianchi Energy Co.,Ltd.
Tianchi coal mine
0.6 million- tonnes-capacity methanol project
Anyuan coal mine
Inner Mongolia Xintai Coal Mining Co.,Ltd.
Wenyu coal mine
0.6 million-tonnes-capacity methanol project (under construction)
Ying Panhao coal mine (under construction)
Zhuan Longwan coal mine (under construction)
Yancoal International Trading Co.,Ltd.
Yancoal International Technology Development Co.,Ltd.
Yancoal Internatioanl Resources Development Co.,Ltd.
Yancoal Luxembourg Energy Holding Co.,Ltd.
Yancoal Canada Resources Holding Co., Ltd
Yancoal Energy Pty Ltd.
Cameby Downs coal mine
Premier Coal Holdings Ltd.
Premier coal mine
Yancoal International (Sydney) Pty Ltd.
Zhaolou coal mine
Wanfu coal mine (under construction)
Shilawusu coal mine (under construction)
Austar coal mine
Yarrabee coal mine
Ashton coal mine
Moolarben coal mine
Austar Coal Mine Pty Limited
Gloucester Coal Limited
Gloucester mines
Middlemount coal mine
Donaldson mines

Annual Report 2014        9

Chapter 01     Group Profile and General Information

II	GENERAL INFORMATION OF THE GROUP

(I)	Statutory Chinese Name:
Abbreviation of Chinese Name:
	Statutory English Name:	Yanzhou Coal Mining Company Limited

(II)	Legal Representative:	Li Xiyong

(III)	Authorized Representatives of the Hong Kong Stock Exchange:	Wu Yuxiang, Zhang Baocai
	Secretary to the Board/Company Secretary:	Zhang Baocai
	Address:	Office of the Secretary to the Board,
298 Fushan South Road, Zoucheng City,
Shandong Province, PRC
	Tel:	(86 537) 5382319
	Fax:	(86 537) 5383311
	E-mail Address:	yzc@yanzhoucoal.com.cn
	Representative of Shanghai Stock Exchange:	Jin Qingbin
	Address:	Office of the Secretary to the Board,
298 Fushan South Road, Zoucheng City,
Shandong Province, PRC
	Tel:	(86 537) 5382319
	Fax:	(86 537) 5383311
	E-mail Address:	yanzhoucoal@163.com

(IV)	Registered Address:	298 Fushan South Road, Zoucheng City,
Shandong Province, PRC
	Office Address:	298 Fushan South Road, Zoucheng City,
Shandong Province, PRC
	Postal Code:	273500
	Official Website:	http://www.yanzhoucoal.com.cn
	E-mail Address:	yzc@yanzhoucoal.com.cn

(V)	Newspapers for information disclosure in PRC:	China Securities Journal, Shanghai Securities News
	Website designated by the CSRC for publishing A shares annual report:	http://www.sse.com.cn
	Websites designated to publish	http://www.hkexnews.hk
	annual report overseas:	http://www.sec.gov
	The above annual reports are available at:	Office of the Secretary to the Board,
Yanzhou Coal Mining Company Limited

10        Yanzhou Coal Mining Company Limited

Group Profile and General Information     Chapter 01

(VI)	Place of Listing, Stock Abbreviation, Stock Code
	A Shares	Place of listing: The Shanghai Stock Exchange
Stock Code: 600188
Stock Abbreviation: Yanzhou Mei Ye
	H Shares	Place of listing: The Stock Exchange of Hong Kong Limited
Stock Code: 1171
	ADRs	Place of listing: The New York Stock Exchange, Inc.
Ticker Symbol: YZC

(VII)	For details of initial business registration, please refer to Group Profile in the annual report 1998.
	Date of current business registration:	21 November 2014
	Current address of registration:	298 Fushan South Road, Zoucheng City,
Shandong Province, PRC
	Registration number of Corporation Business License of the Enterprise Legal Person:	370000400001016
	Tax Registration Certificate Number:	Jiguoshuizi 370883166122374
	Organization Code:	16612237-4

(VIII)	Certified Public Accountants (Domestic)
	Name:	Shine Wing Certified Public Accountants
(special general partnership)
	Office Address:	9/F, Block A, Fuhua Mansion,
8 Chaoyangmen Beidajie, Dongcheng District,
Beijing, PRC
	Certified Public Accountants:	Liu Jingwei
Ji Sheng
Certified Public Accountants (International)
	Name:	Grant Thornton Hong Kong Limited
	Office Address:	12th Floor, 28 Hennessy Road,
Wanchi, Hong Kong
	Certified Public Accountants:	Lin Jingyi
	Name:	Grant Thornton (special general partnership)
	Office Address:	5th Floor, Scitech Place
22 Jianguomen Wai Avenue
Chaoyang District
Beijing, China

Annual Report 2014        11

Chapter 01     Group Profile and General Information

(IX)	Domestic Legal Advisor:	King & Wood Mallesons,
PRC Lawyers, Beijing
	Office Address:	20th Floor, East Tower, World Financial Center,
1 East 3rd Ring Middle Road, Chaoyang District,
Beijing, PRC
	Hong Kong and US Legal Advisor:	Baker & McKenzie
	Office Address:	14th Floor, Hutchison House,
10 Harcourt Road, Hong Kong

(X)	Shanghai Share Registrar:	China Securities Depository and Clearing Corporation Limited Shanghai Branch
	Address:	3rd Floor China Insurance Tower,
166 Lujiazui East Road, Pudong, Shanghai, PRC
	Hong Kong Share Registrar:	Hong Kong Registrars Limited
	Address:	Room 1712-1716, 17th Floor, Hopewell Center,
183 Queen’s Road East, Wanchai, Hong Kong
	Depositary Bank of ADSs:	The Bank of New York Mellon
	Address:	BNY Mellon Shareowner Services
(P.O. BOX 30170 College Station, TX 77842-3170)

(XI)	Principal Bankers:
	Name:	Industrial and Commercial Bank of China Limited, Zoucheng Branch Tie Xi Office
	Address:	489 Fushan South Road,
Zoucheng City, Shandong Province, PRC
	Name:	China Construction Bank Limited, Yanzhou Coal Mining District Branch
	Address:	6 Honghe Road, Zoucheng City,
Shandong Province, PRC
	Name:	Bank of China Limited Zoucheng Branch
	Address:	51 Taiping East Road, Zoucheng City,
Shandong Province, PRC

(XII)	Address in Hong Kong:	Rooms 2008-12, 20/F the Center,
99 Queen’s Road Central, Hong Kong
	Contact Person:	Law Nga Ting
	Tel:	(852) 2136 6185
	Fax:	(852) 3170 6606

12        Yanzhou Coal Mining Company Limited

Chapter 02

Business Highlights

I.	REVIEW OF OPERATIONS

	Unit	2014	2013	Increase/ Decrease	Percentage of increase and decrease (%)
1. Coal business
Raw coal production	kilotonne	72,596	73,800	-1,204	-1.63
Salable coal production	kilotonne	66,890	66,995	-105	-0.16
Salable coal sales volume	kilotonne	123,075	103,995	19,080	18.35
2. Railway transportation business
Transportation volume	kilotonne	16,565	18,250	-1,685	-9.23
3. Coal chemicals business
Methanol production	kilotonne	645	609	36	5.91
Methanol sales volume	kilotonne	655	599	56	9.36
4. Power generation business
Power generation	10,000 kWh	160,512	123,442	37,070	30.03
Power output dispatch	10,000 kWh	72,249	87,910	-15,661	-17.81
5. Heat business
Heat generation	10,000 steam tonnes	130	132	-2	-1.52
Heat sales volume	10,000 steam tonnes	9	5	4	80.00

Annual Report 2014        13

Chapter 02     Business Highlights

II.	FINANCIAL HIGHLIGHTS

(Prepared in accordance with the IFRS)

The financial highlights were prepared based on the financial information set out in the audited consolidated income statements, consolidated balance sheets and the consolidated statements of cash flows of the Group from 2010 to 2014.

(I) Operating Results

							(RMB’000)
	Year ended 31 December
	2014	2013	2012		2011		2010
			After		After
			adjustment	Before	adjustment	Before
			(restatement)	adjustment	(restatement)	adjustment
Sales income	60,370,764	56,401,826	58,146,184	58,146,184	47,065,840	47,065,840	33,944,252
Gross profit	7,481,414	10,687,780	12,625,835	12,813,283	18,524,349	18,785,790	15,057,631
Interest expenses	-2,183,581	-1,765,777	-1,448,679	-1,448,679	-839,305	-839,305	-603,343
Income before tax	1,599,910	-580,268	6,070,376	6,346,182	12,259,545	12,520,986	12,477,335
Net income attributable to equity holders of the Company	766,158	777,368	6,065,570	6,218,969	8,745,092	8,928,102	9,281,386
Earnings per share	RMB0.16	RMB 0.16	RMB 1.23	RMB 1.26	RMB 1.78	RMB 1.82	RMB 1.89
Dividend per sharenote	RMB0.02	RMB 0.02	RMB 0.36	RMB 0.36	RMB 0.57	RMB 0.57	RMB 0.59

Note:    Dividend per share for the year 2014 represents the dividend proposed.

14        Yanzhou Coal Mining Company Limited

Business Highlights     Chapter 02

(II)	Assets and Liabilities

							(RMB’000)
	31 December
	2014	2013	2012		2011		2010
			After adjustment (restatement)	Before adjustment	After adjustment (restatement)	Before adjustment
Net current assets	10,756,460	2,708,424	1,210,802	1,659,691	-4,551,806	-4,290,365	14,147,492
Net value of property, machinery and equipment	44,174,612	41,896,508	39,503,103	39,503,103	31,273,824	31,273,824	19,874,615
Total assets	133,098,114	127,458,189	122,165,076	122,702,323	96,890,150	97,151,591	72,755,864
Total borrowings	61,438,088	55,375,011	40,996,382	40,996,382	34,457,820	34,457,820	23,015,758
Equity attributable to equity holders of the Company	38,725,846	40,378,678	45,530,034	45,826,356	42,451,480	42,634,490	37,331,886
Net asset value per share	RMB7.87	RMB 8.21	RMB 9.26	RMB 9.32	RMB 8.63	RMB 8.67	RMB 7.59
Return on net assets (%)	1.98	1.93	13.32	13.57	20.6	20.94	24.86

(III)	Summary Statement of Cash Flows

					(RMB’000)
	Year ended 31 December
	2014	2013	2012	2011	2010
Net cash from operating activities	4,171,816	-2,201,058	6,503,610	17,977,276	5,399,804
Net increase (decrease) in cash and cash equivalents	4,329,190	-2,418,509	4,461,375	1,807,278	-1,845,074
Net cash flow per share from operating activities	RMB0.85	RMB-0.45	RMB1.32	RMB3.66	RMB1.10

Notes:

1.	In 2014, the Group consolidated financial statements of Shandong Zhongyin Logistics and Trade Co., Ltd., Zhongyin Financial Leasing Co., Ltd. and Duanxin Investment Holding (Beijing) Co., Ltd. Since 2013, the Group has consolidated financial statements of Haosheng Company and Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd. Since 2012, the Group has consolidated the financial statements of Shandong Coal Trading Centre Co., Ltd; since 2011, the Group has consolidated the financial statements of Yancoal International.

2.	This annual report does not contain a separate analysis of companies such as Shandong Yanmei Shipping Co., Ltd., Shandong Coal Trading Centre Co., Ltd. and Zhongyin Financial Leasing Co., Ltd, etc., whose operating results and assets did not have any material impact on the Group.

3.	Pursuant to the new regulations promulgated by International Financial Reporting Interpretations Committee with regard to the “Overburden in Advance in the Production of an Open Cut”, the Group accounted for the figures of overburden in advance from January 1, 2013 onwards and had made retrospective adjustments on the relevant figures in the financial statement of 2011 and 2012.

Annual Report 2014        15

Chapter 03

Chairman’s Statement

In 2014, the global economy recovered slowly, China’s economic growth slowed down and both domestic and the overseas coal market remained weak. The international coal suppliers reduced production and Chinese government introduced a series of solution policies for coal companies, but there were no fundamental changes to the present imbalance between coal supply and demand. Coal prices still went downward and the operating pressure of the whole industry was increasing.

Faced with unprecedented difficulties and challenges, through self pressurization on the endeavor, innovative thinking and proactive implementation of cost controls and efficiency increase, marketing profitability, management profitability and other operation management measures, the Group presented an excellent posture of stable and positive achievements, enhanced endogenous driving force and increased development potentials, which in turn proved the abilities of the Board and the management in handling and controlling complex situations. On behalf of the Board, I would like to express my heartfelt thanks to all Shareholders and all walks of life who care and support the development of the Company over the years and it’s my great pleasure to report the operating results of the year of 2014.

Stable and positive achievements of overall operating results. During the reporting period, we recorded raw coal production of 72.6 million tonnes, and methanol production of 0.65 million tonnes; salable coal sales of 123.1 million tonnes and methanol sales of 0.66 million tonnes. Our net income attributable to the shareholders of the Company amounted to RMB766.2 million. The operating result increased in the scale and accelerated in the efficiency despite of the industry difficulty.

16        Yanzhou Coal Mining Company Limited

Chairman’s Statement     Chapter 03

Ability enhancement of cost controls and efficiency increase. The Group optimized production systems, and effectively reduce investment of equipment and materials consumption from the sources; Optimized the allocation of human resources and effectively controlled the total labor costs by downsizing activities including conducting organic transfers, counterpart support; Taped the inner potential of precision management and reduced procurement costs through the competitive negotiations and centralized purchasing of bulk material and equipment; Reduced material consumption through stock revitalization and reinforcement of repairing and recycling; Highlighted financial management efficiency to reduce the financial and operating costs through low-cost financing, idle fund management, tax planning.

Bucking rising of marketing profitability. Facing the continuing downturn both in domestic and overseas coal market, the Group accelerated the establishment of integrated marketing system for both domestic and overseas markets through the innovation of sales and marketing model and, implementation of online transaction of coal. In 2014, the clean coal sales volume of domestic mines was up to 49.3% of total sales volume of self-produced salable coal, representing an increase of 8.0% as compared with that of 2013 and the coal sales volume of the overseas mines in Chinese market was 16.1% of the total sales volume of salable coal. With further development of Vietnam, Malaysia and other Asian markets, the Group cultivated long-term strategic clients, realizing production according to sales and maximization of economic benefit.

Favorable developments and progress of key projects. Zhaolou power plant of Heze Neng Hua was put into operation; test run was implemented in Zhuan Longwan mine, 0.60 million tonnes of methanol project of Ordos Neng Hua; Yancoal Australia achieved a sharp loss-mitigation and, and the structure of assets and liabilities has also been improved significantly; Stage II project of Moolarben coal mine has been approved, revealing the brilliant development prospect; Through active negotiations by Yancoal International, the contractual coal prices of Premier mine was increased, thus the profitability was increased substantially; The pre-feasibility study of Canadian potash project was approved, then the pilot pattern of the Group’s inside and outside development continuity was basically established.

Improvement of management efficiency ability. Through multi-channel and low-cost financing, the security of funds was effectively ensured and debt structure was further optimized; The internal market operation mode was initially established with the core of position monetization, thus the management mechanism was set up featuring clear responsibilities, optimized process and efficient operating; Professional management capability was constantly enhanced and the cultivating of new economic growth points was speed up through the implementation of unified management of longwall equipment installation and dismantlement and implementation of coal washing custody business.

Considering return for Shareholders, the Board proposed to declare a cash dividend payable in accordance with the Company’s persistent dividend policy at an aggregate sum of RMB98.368 million (tax inclusive), being RMB0.02 per share (tax inclusive) for the year 2014.

Looking ahead to 2015, the world economy will be adjusted profoundly, and China’s economic development steps into new normal. The world’s energy consumption structure and patterns have transferred to the direction of clean and efficient consumption. The quantitative easing and structural surplus will appear continually in the domestic and global coal market, but the coal price fluctuations in the domestic and global coal markets will be easing in 2015 due to the industrial policy influences of the production controls and production limitation.

Annual Report 2014        17

Chapter 03     Chairman’s Statement

To grasp the opportunity of the new energy revolution, the Group formulated the development strategies for the next decade, establishing the strategic direction of Globalization, Clean and Valuation and development mood of Resource Synergy, Regional Synergy, Market Synergy and Production-Finance Synergy, making it an international clean energy supplier featuring Innovation Leading, Value Driving and Outstanding Brand, promoting the transfers of coal mining towards green and low carbon development, production operations towards integrated services and the resources allocation towards globalized market, building the Group into a globalized company with investment value and brand influence.

In 2015, targeting the practical implementation of the development strategies, with the principal line of Implementation of the whole process of value reengineering through Three Reductions and Three Enhancements and innovative thinking, the Group will speed up the industrial upgrades and product structure adjustment, actively deal with the complicated market conditions and promote efficient development of the Group.

The Group’s operation targets for the year 2015 are as follows: an aggregate coal sales target of 122 million tonnes, which comprises the Company’s sales target of 35.4 million tonnes, Shanxi Neng Hua’s sales target of 1.5 million tonnes, Heze Neng Hua’s sales target of 4 million tonnes, Ordos Neng Hua’s sales target of 7.8 million tonnes, Yancoal Australia’s sales target of 13.88 million tonnes and Yancoal International’s sales target of 6.52 million tonnes. The traded external coal is targeted as 52.9 million tonnes. The methanol sales target is 1.4 million tonnes.

To accomplish the above operation targets, the Group will focus on the following:

The Company will accelerate production transformation to better quality and more efficiency by optimizing and upgrading system. Firstly, the Company will optimize the overall arrangements of mining panel and coal face work stations to ensure reasonable production continuities; Accelerate upgrading of fully-mechanized mining equipment, hoisting and transportation system and power supply system, achieving stable production and enhanced efficiency. Secondly, the Group will release the potentials of technological revamping and efficiencies of washing system, improve the coal washing and processing ability, being supports for efficiency of coal products and realize the benefits of increase in volume and efficiency. Thirdly, the Company will optimize production organization, system configuration and raw material structure to ensure long term stable operation of methanol and power industry. Fourthly, the Company will put Zhuang Longwan coal mine into commercial production, promote the construction of Moolarben Stage II Project and accelerate to release its efficiency and production capacity.

The Group will promote marketing transformation towards customer’s value increase by innovating marketing mode. Firstly, the Company will consummate customer’s big data and marketing model, implement User Manager System and carry out precision marketing. Secondly, the Company will take advantages of both diversified products and washing system, enhance coal blending sales at home and abroad and implement product customization, thus achieving marketing upgrade from scale expansion to quality and efficiency enhancement. Thirdly, the Company will innovatively implement the provision of experiential marketing and integrated energy solutions to realize the added value for the clients; expand diversified marketing channels through new trading platforms, such as internet and futures market. Fourthly, the Company will integrate marketing resources and improve international marketing system to achieve global layout and regional complementarities.

18        Yanzhou Coal Mining Company Limited

Chairman’s Statement     Chapter 03

The Group will promote management transformation towards value creation by implementing potential taping, cost reduction and efficiency improvement. Firstly, the Company will expand room for cost reduction in a way of systematic thinking. The Company will optimize system’s process from the start of its design, take comprehensive measures of resources integration, technology innovation, personnel downsizing and concentrated purchasing, to maximize cost control, consumption reduction and expenditure cut. Secondly, the Company will enhance special studies on related policies such as finance and tax, finance, etc. and make maximum and flexible use of finance and tax policies such as reduction, exemption, refund, postpone and supplement. Thirdly, the Company will deepen the management of zero-base budget and dynamic budget, fully implement benchmarking management and put measures of cost and unit consumption control into practice to control operating cost in a stringent manner.

The Group will consider capital operation carefully and promote development towards production-finance synergy. Firstly, using the various means of capital operations, the Company will accelerate the capitalization of technology, management and equipment, increase the promotion of inefficient asset securitization, liquidize remnant assets and improve the efficiency of assets operation, thus achieving the efficient coordination of industrial products and management resources. Secondly, the Company will make the overall use of the diversified financing platform domestically and overseas, actively employ multimode financing and reduce the financing cost. And the Company will improve the stock fund management and implement monetary capital efficiency to promote the steady development of the Company. Thirdly, the Company will magnify the financing leverage of Zhongyin Financial Leasing Co., Ltd., strengthen strategic cooperation and expand the coordination and profitability capacity of financing and equipment leasing; the Company will enhance the cooperation with financial institutions, finish the equity participation into Shanghai CIFCO Futures Co., Ltd. and Qilu Bank etc. on schedules; speed up the operation of Duanxin Investment Industrial Fund and facilitate the substantive building progress of finance group.

“The pine tree stands proudly and leisurely on the cliff in the deepening dusk regardless of the riotous clouds sweeping past swiftly”. (It’s quoted from Chairman Mao Zedong’s poem, demonstrating that we will still be calm and leisured under such a grim condition.) In 2015, facing the new normal that the world energy economy will keep developing at low speed, the Company will achieve steady development and create outstanding return for Shareholders by considering the situation, seizing the opportunity, carrying out operation with global vision, strengthening management with subversive ideas, casting new advantages for development through innovative initiatives.

On behalf of the Board

Li Xiyong

Chairman

Zoucheng, the PRC

27 March 2015

Annual Report 2014        19

Chapter 04

Board of Directors’ Report

I.	MANAGEMENT DISCUSSION AND ANALYSIS

(I)	Operational Analysis by Industries, Products or Regions

1.	Main business by industries

In 2014, the Group realized a sales income of RMB60.3708 billion, of which, sales income from coal business was RMB58.5394 billion, representing 97.0% of sales income of the Group.

	Sales income (RMB’000)	Cost of Sales (RMB’000)	Gross Profit (%)	Increase/ decrease in sales income as compared with that of last year (%)	Increase/ decrease in cost of sales as compared with that of last year (%)	Increase/ decrease in gross profit as compared with that of last year (percentage point)
1. Coal business	58,539,353	49,305,209	15.77	7.52	16.87	Decreased 6.74
2. Railway transportation business	373,617	250,161	33.04	-18.41	-22.98	Increased 3.97
3. Coal chemicals business	1,195,458	869,294	27.28	3.44	2.18	Increased 0.89
4. Power generation business	241,490	159,724	33.86	-27.29	-50.17	Increased 30.36
5. Heat business	20,846	11,236	46.10	85.83	67.48	Increased 5.91

20        Yanzhou Coal Mining Company Limited

Chapter 04     Board of Directors’ Report

2.	The operation of business segments

(1)	Coal Business

1)	Coal Production

In 2014, the Group produced 72.60 million tonnes of raw coal, representing a decrease of 1.2 million tonnes or 1.6% as compared with that of last year; The salable coal production of the Group was 66.89 million tonnes, representing a decrease of 0.11 million tonnes or 0.2% as compared with that of last year. The decrease of coal production was mainly due to the fact that facing the oversupply marketing conditions, the Group actively fulfilled the social responsibilities and took the initiatives to limit production.

The following table sets out the coal production volume of the Group for the year 2014:

		2014 (kilotonne)	2013 (kilotonne)	Increase/ Decrease (kilotonne)	Percentage of increase/ decrease (%)
1.	Raw coal production	72,596	73,800	-12,04	-1.63
	1. The Company	36,474	35,884	590	1.64
	2. Shanxi Neng Hua	1,557	1,527	30	1.96
	3. Heze Neng Hua	2,999	2,867	132	4.60
	4. Ordos Neng Hua	5,884	6,323	-439	-6.94
	5. Yancoal Australia	20,000	21,111	-1,111	-5.26
	6. Yancoal International	5,682	6,088	-406	-6.67
2.	Salable coal production	66,890	66,995	-105	-0.16
	1. The Company	36,429	35,810	619	1.73
	2. Shanxi Neng Hua	1,544	1,510	34	2.25
	3. Heze Neng Hua	2,997	2,392	605	25.29
	4. Ordos Neng Hua	5,879	6,319	-440	-6.96
	5. Yancoal Australia	14,914	15,433	-519	-3.36
	6. Yancoal International	5,127	5,531	-404	-7.30

2)	Coal Prices and Marketing

The weak demand for coal in both the domestic and the overseas markets has led to the decrease of the average coal sales price of the Group as compared with that of last year.

In 2014, the Group externally transported coal of 68.55 million tonnes, representing an increase of 2.9 million tonnes or 4.4% as compared with that of 2013; The Group sold a total of 123.1 million tonnes of coal in 2014, representing an increase of 19.08 million tonnes or 18.3% as compared with that of 2013. The increase of coal sales volume is mainly due to the increase of sales volume of externally purchased coal as compared with that of 2013.

Annual Report 2014        21

Chapter 04     Board of Directors’ Report

In 2014, the Group realized a sales income of RMB58.5394 billion from the coal business, which represents an increase of RMB4.0945 billion or 7.5% as compared with that of 2013.

The following table sets out the Group’s coal sales and production by coal types for 2014:

	2014				2013
	Coal production (kilotonne)	Sales volume (Kilotonne)	Sales price (RMB/tonne)	Sales income (RMB’000)	Coal production (kilotonne)	Sales volume (Kilotonne)	Sales price (RMB/tonne)	Sales income (RMB’000)
1. The Company
No. 1 clean coal	293	325	600.42	194,929	359	315	764.73	240,904
No. 2 clean coal	9,203	9,060	576.75	5,225,577	10,588	9,725	739.99	7,196,367
Domestic sales	—	9,052	576.53	5,219,149	10,588	9,725	739.99	7,196,367
Export	—	8	834.81	6,428	—	—	—	—
No. 3 clean coal	4,914	4,979	474.96	2,364,748	1,943	1,926	591.03	1,138,582
Domestic sales	—	4,979	474.96	2,364,748	—	1,925	590.81	1,137,469
Export	—	—	—	—	—	1	941.78	1,113
Lump coal	2,271	2,262	520.73	1,177,739	1,455	1,448	669.57	969,439

Sub-total of clean coal	16,681	16,626	539.11	8,962,993	14,345	13,414	711.58	9,545,292
Domestic sales	—	16,618	538.97	8,956,565	—	13,413	711.56	9,544,179
Export	—	8	834.81	6,428	—	1	941.78	1,113
Screened raw coal	10,620	10,605	396.75	4,206,215	12,957	12,693	461.56	5,858,449
Mixed coal & Others	9,128	7,517	281.71	2,117,585	8,508	7,164	333.53	2,389,536

Total for the Company	36,429	34,748	439.94	15,286,793	35,810	33,271	534.79	17,793,277
Domestic sales	—	34,740	439.85	15,280,364	—	33,270	534.78	17,792,164
2. Shanxi Neng Hua	1,544	1,500	210.69	316,053	1,510	1,476	282.24	416,691
Screened raw coal	1,544	1,500	210.69	316,053	1,510	1,476	282.24	416,691
3. Heze Neng Hua	2,997	3,110	525.65	1,634,716	2,392	2,359	608.56	1,435,594
No. 1 clean coal	21	21	782.05	16,155	—	—	—	—
No. 2 clean coal	1,889	2,021	651.48	1,316,567	1,390	1,293	848.85	1,097,518
Mixed coal & Others	1,087	1,068	282.77	301,994	1,002	1,066	317.13	338,076
4. Ordos Neng Hua	5,879	5,793	163.02	944,399	6,319	6,345	188.36	1,195,139
Screened raw coal	5,879	5,793	163.02	944,399	6,319	6,345	188.36	1,195,139
5. Yancoal Australia	14,914	15,742	463.77	7,300,758	15,433	15,623	573.62	8,961,855
Semi-hard coking coal	922	973	523.29	509,369	1,345	1,361	656.76	893,626
Semi-soft coking coal	1,392	1,470	544.93	800,780	1,576	1,595	703.48	1,122,054
PCI coal	3,108	3,280	530.32	1,739,466	3,234	3,274	704.03	2,304,939
Thermal coal	9,492	10,019	424.29	4,251,143	9,278	9,393	494.07	4,641,236
6. Yancoal International	5,127	5,158	287.48	1,482,886	5,531	5,525	304.36	1,681,465
Thermal coal	5,127	5,158	287.48	1,482,886	5,531	5,525	304.36	1,681,465
7. Externally purchased coal	—	57,024	553.69	31,573,748	—	39,396	582.81	22,960,822
8. Total for the Group	66,890	123,075	475.64	58,539,353	66,995	103,995	523.53	54,444,843

22        Yanzhou Coal Mining Company Limited

Chapter 04     Board of Directors’ Report

Factors affecting the changes in sales income of coal are analyzed in the following table:

	Impact of change in coal sales volume (RMB’000)	Impact of changes in the sales price of coal (RMB’000)
The Company	789,346	-3,295,848
Shanxi Neng Hua	6,687	-107,325
Heze Neng Hua	464,156	-265,034
Ordos Neng Hua	-103,945	-146,795
Yancoal Australia	68,162	-1,729,259
Yancoal International	-111,512	-87,067
Externally purchased coal	10,273,465	-1,660,539

The Group’s coal products are mainly sold in markets such as China, Japan, South Korea and Australia.

The following table sets out the Group’s coal sales by geographical regions for 2014:

	2014		2013
	Sales volume (Kilotonne)	Sales income (RMB’000)	Sales volume (Kilotonne)	Sales income (RMB’000)
1. China	106,234	51,454,822	85,683	45,317,509
Eastern China	90,202	44,511,936	71,411	39,268,734
Southern China	464	192,114	340	139,725
Northern China	7,612	2,610,549	8,833	2,981,253
Other regions	7,956	4,140,223	5,099	2,927,797
2. Japan	2,639	1,217,261	1,952	1,225,697
3. South Korea	4,389	2,121,363	3,634	2,164,439
4. Australia	4,442	1,211,927	6,405	2,130,591
5. Others	5,371	2,533,980	6,321	3,606,607
6. Group Total	123,075	58,539,353	103,995	54,444,843

Annual Report 2014        23

Chapter 04     Board of Directors’ Report

Most of the Group’s coal products were sold to the power, metallurgy and chemical industries.

The following table sets out the Group’s coal sales volume by industries for 2014:

	2014		2013
	Sales volume (Kilotonne)	Sales income (RMB’000)	Sales volume (Kilotonne)	Sales income (RMB’000)
1. Power	22,906	8,606,492	23,757	10,432,931
2. Metallurgy	7,371	3,902,253	7,408	4,950,722
3. Chemical	8,626	4,669,340	7,435	5,010,879
4. Trade	78,153	38,618,039	44,653	22,933,213
5. Others	6,019	2,743,229	20,742	11,117,098
6. Group Total	123,075	58,539,353	103,995	54,444,843

3)	The Cost of Coal Sales

The Group’s cost of coal sales in 2014 was RMB49.3052 billion, representing an increase of RMB7.1181 billion or 16.9% as compared with that of 2013.

The following table sets out the main cost of coal sales by business entities:

		Unit	2014	2013	Increase/ Decrease	Percentage of increase and decrease (%)
The Company	Total cost of sales	RMB’000	8,993,824	9,070,083	-76,259	-0.84
	Cost of sales per tonne	RMB/tonne	250.74	263.74	-13.00	-4.93
Shanxi Neng Hua	Total cost of sales	RMB’000	275,556	337,576	-62,020	-18.37
	Cost of sales per tonne	RMB/tonne	183.69	228.65	-44.96	-19.66
Heze Neng Hua	Total cost of sales	RMB’000	1,072,630	1,094,522	-21,892	-2.00
	Cost of sales per tonne	RMB/tonne	344.91	463.98	-119.07	-25.66
Ordos Neng Hua	Total cost of sales	RMB’000	899,132	1,001,183	-102,051	-10.19
	Cost of sales per tonne	RMB/tonne	155.21	157.79	-2.58	-1.64
Yancoal Australia	Total cost of sales	RMB’000	5,718,349	6,782,121	-1,063,772	-15.68
	Cost of sales per tonne	RMB/tonne	363.25	434.10	-70.85	-16.32
Yancoal International	Total cost of sales	RMB’000	1,413,056	1,449,415	-36,359	-2.51
	Cost of sales per tonne	RMB/tonne	273.94	262.36	11.58	4.41
Externally purchased	Total cost of sales	RMB’000	31,372,479	22,834,978	8,537,501	37.39
coal	Cost of sales per tonne	RMB/tonne	550.16	579.63	-29.47	-5.08

24        Yanzhou Coal Mining Company Limited

Chapter 04    Board of Directors’ Report

In 2014, the total cost of coal sales of Shanxi Neng Hua was RMB275.6 million, representing a decrease of RMB6.202 million, or 18.4% as compared with that of 2013. The cost of coal sales per tonne was RMB183.69, representing a decrease of RMB44.96 or 19.7% as compared with that of 2013. This was mainly due to: (1) the optimization of production system and human resources allocation, reduction of cost of labour and material consumption decreasing the cost of coal sales per tonne by RMB10.28 and RMB17.65 respectively; (2) the reduction in expenditure for outsourced laboring services decreased the coal sales cost by RMB3.25 per tonne. (3) According to relative regulations of Shanxi Provincial Government, since August 2014, sustainable development fund accrued for coals based on raw coal production volume has been decreased from RMB18/ton to RMB15/ton, and this fund has been suspended in December 2014, which led to a decrease in the coal sales cost by RMB4.59/Ton. (4) Since August 2013, the accruals of Coal mine Production Switching and Development Fund of RMB5/Ton and Environment Rehabilitation Management Guarantee Deposit of RMB10/Ton based on raw coal production volume has been suspended, which led to a decrease in the coal sales cost by RMB8.62/Ton;

In 2014, the total cost of coal sales of Heze Neng Hua was RMB1.0726 billion, representing a decrease of RMB21.892 million or 2.0% as compared with that of 2013. The cost of coal sales per tonne was RMB344.91, representing a decrease of RMB119.07 or 25.7% as compared with that of 2013. This was mainly due to: (1) optimization of production system and human resources allocation and the reduction of cost of labor and material consumption decreasing the cost of coal sales per tonne by RMB16.49 and RMB44.05 respectively; (2) the reduction in expenditure for outsourced laboring services decreased the coal sales cost by RMB21.09 per tonne; (3) the increase in coal sales volume decreased the cost of coal sales per tonne by RMB20.36.

In 2014, the total cost of coal sales of Yancoal Australia was RMB5.7183 billion, representing a decrease of RMB1.0638 billion or 15.7% as compared with that of 2013. The cost of coal sales per tonne was RMB363.25, representing a decrease of RMB70.85 or 16.3% as compared with that of 2013. This was mainly due to: (1) optimization of human resources allocation decreased the cost of labor, which decreased the coal sales cost per tonne by RMB2.35. (2) the cost of coal sales per tonne was affected and decreased by RMB50.14 due to the exchange rate depreciation of Australian dollar against RMB as compared with of 2013; (3) the cost of coal sales per tonne was affected and decreased by RMB10.40 through the optimization of the equipment application and reduction of equipment rental fees.

In 2014, the Group’s sales cost of externally purchased coal was RMB31.3725 billion, representing an increase of RMB8.5375 billion or 37.4% as compared with 2013. This was mainly due to the fact that the increase in sales volume of externally purchased coal during the reporting period.

Annual Report 2014        25

Chapter 04    Board of Directors’ Report

4)	Other indicators

The following table sets out other indicators by operating entities in 2014:

	Development (kilometer)	Tax paid (RMB’000)
The Company	170	5,700,333
Shanxi Neng Hua	8	74,335
Heze Neng Hua	19	510,986
Ordos Neng Hua	32	345,354
Yancoal Australia	52	172,186
Yancoal International	—	10,695

Total	281	6,813,889

5)	Construction of significant coal mines

As at the disclosure date of this annual report, the updates of the construction of significant coal mines are as follows:

No.	Project	Construction update
1	Zhuan Longwan coal mine	The approval for this project is being obtained. Commercial production is expected in 2nd half of 2015.

2	Shilawusu coal mine	The approval for this project is being obtained. The test run of operation is expected by the end of 2015.

3	Ying Panhao coal mine	This project has been listed in the Twelfth Five-year Plan of national coal industry development and has obtained the approval for distribution of coal resources in the Inner Mongolia Autonomous Region. The test run of production is expected in July, 2016.

4	Wanfu coal mine	The approval for this project has been obtained from the National Development and Reform Commission. The test run of production is expected by the end of 2018.

5	Moolarben Stage 2 expansion	The approval for this project has been obtained from the New South Wales Plan and Assessment Commission (NSWPAC). Commercial production is expected in 2016.

6	Ashton Southeast open cut	The approval for this project has been obtained from the New South Wales Plan and Assessment Commission (NSWPAC), but the final determination still needs to be obtained from the Land & Environment court of New South Wales.

26        Yanzhou Coal Mining Company Limited

Chapter 04     Board of Directors’ Report

(2)	Railway Transportation Business

In 2014, the transportation volume of the Company’s Railway Assets was 16.56 million tonnes, representing a decrease of 1.69 million tonnes or 9.2% as compared with that of 2013. Income from railway transportation services of the Company (income from transported volume settled on the basis of ex-mine prices and special purpose railway transportation fees borne by customers) was RMB373.6 million in 2014, representing a decrease of RMB84.281 million or 18.4% as compared with that of 2013. The cost of railway transportation business was RMB250.2 million, representing a decrease of RMB74.619 million or 23%.

(3)	Coal Chemicals Business

In 2014, the methanol production volume of Yulin Neng Hua was 0.65 million tonnes, representing an increase of 0.04 million tonnes or 5.9% as compared with that of 2013. Methanol sales volume was 0.66 million tonnes, representing an increase of 0.06 million tonnes or 9.4% as compared with that of 2013. Sales income was RMB1.1955 billion in 2014, representing an increase of RMB39.716 million or 3.4% as compared with that of 2013. The cost of sales was RMB869.3 million, representing an increase of RMB18.506 million or 2.2% as compared with that of 2013.

(4)	Power Generation Business

The following table sets out the summary of the operation of the Group’s power business for 2014:

	Power Generation (10,000KWh)			Power output dispatch (10,000KWh)
	2014	2013	Increase/ decrease (%)	2014	2013	Increase/ decrease (%)
1 Hua Ju Energy	90,117	99,281	-9.23	30,364	86,912	-65.06
2 Yulin Neng Hua	25,750	24,161	6.58	1,399	998	40.20
3 Heze Neng Hua	44,645	—	—	40,486	—	—

Note:

1.	Electricity generated by power plant of Hua Ju Energy is sold externally after satisfying its internal operating requirements since March, 2014.

2.	Electricity generated by power plant of Yulin Neng Hua sold externally after satisfying its internal operating requirements

3.	Electricity generated by power plant of Heze Neng Hua sold externally since November, 2014

	Sales income (RMB’000)			Cost of sales (RMB’000)
	2014	2013	Increase/ decrease (%)	2014	2013	Increase/ decrease (%)
1 Hua Ju Energy	133,795	329,839	-59.44	108,973	316,195	-65.54
2 Yulin Neng Hua	3,174	2,286	38.84	7,073	4,320	63.73
3 Heze Neng Hua	104,521	—	—	43,678	—	—

Annual Report 2014        27

Chapter 04     Board of Directors’ Report

(5)	Heat Business

Hua Ju Energy generated heat energy of 1.3 million steam tonnes and sold 90,000 steam tonnes in 2014, generating sales income of RMB20.846 million, with the cost of sales at RMB11.236 million.

3.	Main business by regions

	Sales income in 2014 (RMB’000)	Increase/ decrease in sales income as compared with that of last year (%)
Domestic	52,912,594	11.87
Overseas	7,458,170	-18.06

Total	60,370,764	7.04

(II)	Analysis of Main Business

1.	Analysis of changes in Consolidated Income Statement items and Consolidated Statement of Cash Flow items

	2014 (RMB’000)	2013 (RMB’000)	Increase/ decrease (%)
Sales income	60,370,764	56,401,826	7.04
Cost of sales	50,597,756	43,689,850	15.81
Selling, general and administrative expenses	6,069,884	10,380,713	-41.53
Investment income in associates	310,604	233,897	32.80
Other income	2,382,186	1,020,577	133.42
Interest expenses	2,183,581	1,765,777	23.66
Income before tax	1,599,910	-580,268	—
Net income attributable to the shareholders of the Company	766,158	777,368	-1.44
Net cash inflow from operating activities	4,171,816	-2,201,058	—
Net cash outflow from investing activities	8,534,791	13,504,370	-36.80
Net cash inflow from financing activities	8,692,165	13,286,919	-34.58
Research and Development Expenditure	33,929	277,202	87.76

28        Yanzhou Coal Mining Company Limited

Chapter 04    Board of Directors’ Report

(1)	Income

1)	Factor analysis of the change in operating income

The Group’s sales income in 2014 was RMB60.3708 billion, representing an increase of RMB3.9689 billion or 7.0% as compared with that of 2013. This was mainly due to: the decrease in price of self-produced coal resulting in a decrease of sales income by RMB5.6313 billion; the sales income of externally purchased coal increased by RMB8.6129 billion.

2)	Orders analysis

Not applicable.

3)	Impact analysis of new products and new business

Not applicable.

4)	Major customers

The following table sets out the sales income and the percentage of the Group’s total sales income from the Group’s five largest customers in 2014:

No.	Customers	Sales income (RMB’000)	Percentage of the Group’s total sales income (%)	Connected relationships with the Group (yes/no)
1	Yankuang Group	3,040,057	5.04	Yes
2	Jiangsu Tianyu Energy Co., Ltd	2,235,199	3.70	No
3	Huadian Power International Co., Ltd.	2,153,640	3.57	No
4	Linyi Jiangxin Steel Co., Ltd.	1,983,874	3.29	No
5	Noble Resources International Pty Ltd.	1,876,803	3.11	No

	Total	11,289,573	18.70	—

Annual Report 2014        29

Chapter 04    Board of Directors’ Report

(2)	Cost

1)	Cost analysis

The Group’s sales cost in 2014 was RMB50.5978 billion, representing an increase of RMB6.9078 billion or 15.8% as compared with that of 2013.

As the cost of coal sales accounts for more than 90% of the Group’s total cost of sales, the following table only sets out the analysis of the Group’s cost components of coal sales.

		2014 (RMB’000)	Percentage of total cost self-produced coal in 2014 (%)	2013 (RMB’000)	Percentage of total cost self-produced coal in 2013 (%)	Percentage of increase/ decrease as compared with that of last year (%)
I.	Cost of self-produced coal	17,932,730	100.00	19,352,080	100.00	-7.33
	1. Materials	3,152,706	17.58	2,996,966	15.49	5.20
	2. Wages and employees’ benefits	6,238,723	34.79	6,517,143	33.68	-4.27
	3. Power	618,798	3.45	634,919	3.28	-2.54
	4. Depreciation	2,179,736	12.16	2,344,228	12.11	-7.02
	5. Cost for land subsidence	1,269,194	7.08	1,277,328	6.60	-0.64
	6. Cost for environmental management	40,555	0.23	125,733	0.65	67.75
	7. Amortization of mining rights	1,113,443	6.21	1,300,978	6.72	-14.41
	8. Others	3,319,628	18.51	4,154,785	21.47	-20.10
II.	Cost of externally purchased coal	31,372,479	—	22,834,978	—	37.39

III.	Total	49,305,209	—	42,187,058	—	16.87

30        Yanzhou Coal Mining Company Limited

Chapter 04    Board of Directors’ Report

2)	Major suppliers

The following table sets out the amount and percentage of goods and services purchased from the Group’s five largest suppliers in 2014:

No.	Suppliers	Purchasing amount (RMB’000)	Percentage of the Group’s total purchasing amount (%)	Connected relationships with the Group (yes/no)
1	Linyi Mengfei Commerce Co., Ltd.	2,569,787	6.89	No
2	Yankuang Group	1,564,470	4.19	Yes
3	Jiangsu Hantang International Trade Group Co., Ltd.	1,453,014	3.89	No
4	Rizhao Xingyujia Trade Co., Ltd.	1,342,471	3.60	No
5	Pacific National	1,132,406	3.04	No

	Total	8,062,148	21.61	—

(3)	Expenses and others

During the reporting period, selling, general and administrative expenses of the Group was RMB6.0699 billion, representing a decrease of RMB4.3103 billion or 41.5% as compared with that of 2013, which was mainly due to the fact that: (1) the exchange loss of RMB1.686 billion in 2013 resulted in impairment provision for intangible assets of RMB2.0522 billion while during the reporting period, there were no exchange loss and impairment provision for intangible assets of the Group; (2) the price regulation fund was decreased by RMB195.8 million as compared with that of 2013; (3) operating taxes and surcharges were increased by RMB334.8 million as compared with that of 2013.

During the reporting period, the investment income in associates of the Group was RMB310.6 million, representing an increase of RMB76.707 million or 32.8% as compared with that of 2013, which was mainly due to fact that during the reporting period: (1) the investment return on Shaanxi Future Energy Chemicals Co., Ltd. of RMB95.351 million; (2) the investment return on Huadian Zouxian Power Generation Co., Ltd. was decreased by RMB14.19 million compared with that of 2013.

During the reporting period, the Group’s other income was RMB2.3822 billion, representing an increase of RMB1.3616 billion or 133.4% as compared with that of 2013. During the reporting period, this was mainly due to (1) implementation of wealth management business increased the interest income by RMB346.6 million compared with that of 2013; (2) foreign exchange gains of RMB154 million during the reporting period; (3) impairment provision for accrued intangible assets of RMB731.3 million reversed from the previous year during the reporting period.

Annual Report 2014        31

Chapter 04    Board of Directors’ Report

(4)	Cash flow

During the reporting period, the Group’s net cash inflow from operating activities was RMB4.1718 billion (RMB2.2011 billion net cash outflow from operating activities in 2013). This was mainly due to the fact that the Group’s net cash inflow from operating activities was increased compared with that of 2013 through coal marketing reinforcement, strict controls of cash disbursement and other measures during the reporting period.

During the reporting period, the Group’s net cash outflow from investing activities was RMB8.5348 billion, representing a decrease of RMB4.9696 billion or 36.8% as compared with that of 2013. This was mainly due to the fact that: (1) the decrease of assets acquisition and equity investment resulted in a decrease of net cash outflow by RMB4.6303 billion as compared with that of 2013; (2) the change of bank guarantee deposit and restricted cash resulted in a decrease of net cash outflow by RMB332.9 million as compared with that of 2013.

During the reporting period, the Group’s net cash inflow from financing activities was RMB8.6921 billion, representing a decrease of RMB4.5948 billion or 34.6% as compared with that of 2013.

This was mainly due to the fact that: (1) cash for payment of dividends decreased by RMB1.6723 billion as compared with that of 2013; (2) cash for payment of debt decreased by RMB5.6553 billion as compared with that of 2013; (3) cash from issuance of notes and perpetual bonds increased by RMB8.2586 billion as compared with that of 2013; (4) cash from bank loan decreased by RMB12.7303 billion as compared with that of 2013; (5) RMB1.3735 billion paid to repurchase the CVR; (6) RMB5.9958 billion repayment for the notes issued in the previous years.

Capital Sources and Use

In 2014, the Group’s principal source of capital was the cash flow from operations, bond issuance and bank loans. The Group has utilized its capital mainly for the payment of operating expenses, purchase of property, machinery and equipment, payment of dividends to the Shareholders, payment of the acquisition of assets and equities.

The Group’s capital expenditure for the purchase of property, machinery and equipment for the year 2014 was RMB5.4041 billion, representing a decrease of RMB3.7401 billion or 40.9% as compared with RMB9.1442 billion in 2013, which was mainly due to the decrease of the construction investments on the Group’s new projects.

32        Yanzhou Coal Mining Company Limited

Chapter 04    Board of Directors’ Report

(5)	Research and Development Expenditure

1)	The following table sets out the Research and Development expenditure

Expensing Research and Development expenditure in 2014 (RMB’000)	33,929
Capitalized Research and Development expenditure in 2014 (RMB’000)	0
Total (RMB’000)	33,929
Percentage of total Research and Development expenditure to net assets (%)	0.09
Percentage of total Research and Development expenditure to sales income (%)	0.06

2)	Elaboration of R&D Expenditure

The Group aims to optimize and upgrade industrial structure and emphasize on achieving breakthroughs of core technology. The Group will adhere to the principle of collaboration with external parties, integrating complementary industries, promoting innovation, achieving breakthrough in key technologies and striving for rapid development. The Group also advocates the innovative development strategy through which to realize automated operation, switch to high-value products, achieve independence in technology and achieve IT-based management, low-carbon development as well as international standard operation to enhance the Group’s capability for independent innovation and make the Group an innovative enterprise.

In 2014, the Group spent RMB33.929 million in research and development and completed more than 45 scientific and technological achievements, of which 25 achievements reached advanced international standards, obtained 25 technological patents and received 65 technological rewards at the provincial and ministerial levels.

(6)	Others

1)	Specifications for significant changes in components or sources of the Group’s profits

Not applicable.

2)	Implementation status of the Group’s long-term business model, development strategies and operating scheme

For details of the Group’s long-term business model, development strategies and operating scheme, please refer to related information in “Chapter 3 Chairman’s statement” of this annual report.

In 2014, the sales volume of salable coal and methanol reached 123.1 million tonnes and 0.66 million tonnes, respectively, realizing the operating scheme which was developed in the early period of 2014.

Annual Report 2014        33

Chapter 04    Board of Directors’ Report

(III)	Assets and Liabilities

1.	Table for the analysis of changes in assets and liabilities items

	Closing amount of 2014		Closing amount of 2013		Percentage of increase/ decrease in closing amount (%)
	RMB’000	Percentage to total assets in 2014 (%)	RMB’000	Percentage to total assets in 2013 (%)
Bank deposit and cash	15,041,928	11.30	10,922,637	8.57	37.71
Bank guarantee deposits	5,154,296	3.87	4,441,210	3.48	16.06
Bills receivable and accounts receivable	7,084,105	5.32	9,019,505	7.08	-21.46
Inventories	1,470,480	1.10	1,589,220	1.25	-7.47
Prepayments and other receivables	7,219,251	5.42	5,259,576	4.13	69.69
Securities investment	388,764	0.29	211,559	0.17	83.75
Net value of property, machinery and equipment	44,174,612	33.19	41,896,508	32.87	5.44
Investment in associates	2,955,629	2.22	2,744,957	2.15	7.67
Investment in joint ventures	130,867	0.10	488,350	0.38	-73.20
Bills payable and accounts payable	4,037,204	3.03	2,716,675	2.13	48.61
Other payables and accrued expenses	8,736,690	6.56	8,385,134	6.58	4.19
CVR	0	0.00	1,408,729	1.11	-100.00
Perpetual capital bonds	2,521,456	1.89	0	0.00	100.00

At the end of the reporting period, the Group’s bank deposit and cash was RMB15.0419 billion, representing an increase of RMB4.1193 billion or 37.7% as compared with that of the beginning of 2014. This was mainly due to the fact that: (1) the Group raised fund of RMB14.3357 billion through issuance of corporate bonds, short-term notes, etc.; (2) during the reporting period, the Company carried out repo financing and raised fund of RMB1.4 billion; (3) repayment of bank loans, short-term notes and non-public issuance of financing instrument, totaling RMB11.2750 billion; (4) during the reporting period, the Company provided entrusted loan of RMB1.25 billion to Shaanxi Future Energy Chemical Co., Ltd. (“Future Energy”).

At the end of the reporting period, the Group’s prepayment and other receivables was RMB7.2193 billion, representing an increase of RMB1.9597 billion or 37.3% as compared with that of the beginning of 2014. This was mainly due to the fact that: (1) the prepayment was increased by RMB734.6 million as compared with that of the beginning of 2014; (2) during the reporting period, the Company provided entrusted loan to Shaanxi Futures Energy Chemical Co., Ltd. in the amount of RMB1.25 billion.

At the end of the reporting period, the Group’s securities investment was RMB388.8 million, representing an increase of RMB177.2 million or 83.8% as compared with that of the beginning of 2014. This was mainly due to the fact that: (1) the share values of Shanghai Shenergy Co. and Jiangsu Lianyungang Port Co. held by the Group were increased by RMB69.714 million and RMB6.835 million, respectively, due to increase in their share prices; (2) the Company contributed RMB100.7 million to Ordos South Railway Co., Ltd. during the reporting period.

34        Yanzhou Coal Mining Company Limited

Chapter 04    Board of Directors’ Report

At the end of the reporting period, the Group’s investment in joint ventures was RMB130.9 million, representing a decrease of RMB357.5 million or 73.2% as compared with that of the beginning of 2014. This was mainly due to the loss of Middlemount coal mine of Yancoal Australia.

At the end of the reporting period, the Group’s bills payable and accounts payable were RMB4.0372 billion, representing an increase of RMB1.3205 billion or 48.6% as compared with that of the beginning of 2014. This was mainly due to the increase of bills payable of RMB1.7512 billion.

At the end of the reporting period, the Group’s CVR was decreased by RMB1.4087 billion or 100.0% as compared with that of the beginning of 2014. This was mainly due to CVR repurchases paid to the original shareholders of Gloucester (excluding Noble Group) during the reporting period.

At the end of the reporting period, the Group’s perpetual capital bonds were RMB2.5215 billion. This was mainly due to the issuance of perpetual bonds during the reporting period.

2.	Assets measured by fair value and changes on measurement attributes for main assets of the Company

(prepared under CASs)

(1)	Items measured by fair value

Unit: RMB ’000

Items	Opening balance	Closing balance	Current changes
Financial assets
Available-for-sale financial assets	211,560	388,763	177,203
Sub-total of financial assets	211,560	388,763	177,203
Financial liability
CVR	1,408,729	—	-1,408,729
Futures investment	—	664	664
Sub-total of financial liability at fair value	1,408,729	664	-1,408,065

(2)	Changes on measurement attributes for main assets

Not applicable.

Annual Report 2014        35

Chapter 04    Board of Directors’ Report

3.	Other information

(1)	Debt to Equity Ratio

As at 31 December 2014, the equity attributable to the equity holders of the Company and the bank loans amounted to RMB38.7258 billion and RMB61.4381 billion respectively, representing a debt to equity ratio of 158.6%.

For detailed information on borrowings, please refer to Note 35 of the financial statements prepared under IFRS or items 8, 20, 29-32 and 38 of Note VI of the financial statements prepared under CASs.

(2)	Contingent liabilities

For details of the contingent liabilities, please see Note 54 of the Financial Statements prepared under the IFRS.

(IV)	Analysis of Core Competitiveness

In 2014, adversely affected by the continuous low coal price, through full expansion of “Three Reductions and Three Enhancements” and “Internal Marketization” to decrease costs and improve efficiency significantly, the Group realized stable increase in coal production, coal sales volume, assets scale and operation quality under the adverse situation and enhanced the capability of resisting risks. The construction of new projects went smoothly, which laid a foundation for their potential development. Issuance of convertible hybrid bonds by Yancoal Australia optimized the debt structure and resumed its financing ability. The Group has advantages in management, technology and brand. The business segments of the Group at home and abroad both have shown sound development trend, which further enhanced the core competitiveness of the Group.

36        Yanzhou Coal Mining Company Limited

Chapter 04    Board of Directors’ Report

(V)	Analysis of Investment

1.	Overall analysis of the Group’s external equity investment during the reporting period

(All the financial data listed in this section were calculated under CASs)

(1)	New external equity investment during the reporting period

In 2014, the external equity investments made by the Group amounted to RMB5.7995 billion. The relevant information of projects invested is set out as follows:

No.	Projects of external equity investment	Total investment amount of projects (RMB 100 million)	The Group’s investment amount (RMB 100 million)	Name of the invested company	Main business	The Company’s equity interest in the invested company

1	Investment in the establishment of Shandong Zhongyin Logistics and Trade Company Limited.	3	1	Shandong Zhongyin Logistics and Trade Co., Ltd.	Logistics and Trade	100%

2	Investment in the establishment of Zhongyin Financial Leasing Company Limited.	5	3.75	Zhongyin Financial Leasing Co., Ltd.	Financial Leasing	75%

3	Increasing the registered capital of Yankuang Group Finance Company Limited.	1.25	1.25	Yankuang Group Finance Co., Ltd.	Provision of deposit services to member companies; provision of interbank loans; provision of draft acceptance and discounting services to member companies, etc.	25%

4	Increasing registered capital of Ordos Neng Hua	50	50	Ordos Neng Hua	Project development of coal resources and coal chemical	100%

5	Establishment of Duanxin Investment Holding (Beijing) Co., Ltd.	0.1	0.1	Duanxin Investment Holding (Beijing) Co., Ltd.	project investment, corporate management, investment management, corporate management and investment consultation	100%

6	Acquisition of 10% equity interests of Ashton Coal Mine Pty Ltd.	AUD0.17	AUD0.17	Ashton Coal Mine Pty Ltd.	Coal mining	100%

7	Investment in Ordos South Railway Co., Ltd. as a joint venture	1.007	1.007	Ordos South Railway Co., Ltd.	Goods transportation by railway	5%

	Total	61.245	57.995	—	—	—

Note: For the above table, the foreign exchange rate was calculated at AUD1=RMB5.2238.

Annual Report 2014        37

Chapter 04    Board of Directors’ Report

(2)	Shares of other listed companies held by the Company as at the end of the reporting period

Stock code	Stock abbreviation	Cost of initial investment (RMB)	Percentage of ownership (%)	Book value at the end of the reporting period (RMB)	Gains or losses during the reporting period (RMB)	Changes in shareholders’ equity during the reporting period (RMB)	Accounting items
600642	Shenergy	60,420,274	0.80	235,787,267	7,299,915	69,714,192	Available-for-sale financial asset
601008	Lianyungang	1,760,419	0.22	13,616,460	85,185	6,835,140	Available-for-sale financial asset

Total		62,180,693	—	249,403,727	7,385,100	76,549,332	—

Note:	During the reporting period, the non-public issuance of the shares of Jiangsu Lianyungang Port Co., Ltd. was completed. Its total share capital increased to 1.0152 billion shares.

Source of Shenergy shares: agreement for the transfer of public corporate shares in 2002, bonus issue shares in 2003 and subscription of placement shares in 2010 with its own fund and shares dividend in 2010.

Source of Lianyungang shares: subscription of shares of promoters upon the establishment of the Company and shares dividend in 2007 and 2011.

(3)	Equity interests in non-listed financial corporations held by the Company

Unit: RMB100 million

Corporations	Amount of initial investment	Shares held (shares)	Percentage of share capital of the company (%)	Book value at the end of the reporting period	Gains or Losses during the reporting period	Changes in shareholders’ equity during the reporting period	Accounting items	Source of shares
Yankuang Group Finance Company Limited	1.250	—	25	3.103	0.310	—	Long-term equity investment	Capital investment
Shandong Zoucheng Jianxin Rural Bank	0.090	—	9	0.09	—	—	Available-for-sale financial asset	Capital investment

Total	1.340	—	—	3.193	0.310	—	—	—

38        Yanzhou Coal Mining Company Limited

Chapter 04    Board of Directors’ Report

The equity interests of non-listed financial corporations held by the Company

Yanzhou Coal, Yankuang Group and China Credit Trust Co., Ltd jointly established Yankuang Group Finance Company Limited on 13 September 2010. The registered capital of Yankuang Group Finance Company Limited was RMB500 million, of which Yanzhou Coal contributed RMB125 million in cash, representing an equity interest of 25%. As approved at the first meeting of the sixth session of the Board on 20 June 2014, Yanzhou Coal and other shareholders of Yankuang Group Finance increased the registered capital of Yankuang Group Finance from RMB500 million to RMB1 billion in proportion to their original shareholdings in Yankuang Group Finance, of which Yanzhou Coal contributed RMB125 million.

Yanzhou coal, China Construction Bank Limited and eight other companies jointly established Shandong Zoucheng Jianxin Rural Bank Company Limited in 2011. The registered capital of Zoucheng Rural Bank is RMB100 million, of which Yanzhou Coal contributed RMB9 million, representing an equity interest of 9%.

(4)	Trading of other listed companies’ shares

There was no trading of other listed companies’ shares made by the Company during the reporting period.

2.	Commissioned financing and investment in derivatives

(1)	Commissioned financing

For details of commissioned financing, please refer to the section headed “V. Material Contracts and Performance” under “Chapter 5 Significant Events” in this report.

Annual Report 2014        39

Chapter 04    Board of Directors’ Report

(2)	Entrusted loan

Borrower	Amount of entrusted loan	Term of entrusted loan	Interest rate	Purpose	Whether extended the period	Whether principal has been recovered	Interest income during the reporting period

Yanzhou Coal Yulin Neng Hua Company Limited	RMB500 million	8 years	4.585%	Construction of methanol project	Yes	RMB500 million has been recovered	Nil

Yanzhou Coal Yulin Neng Hua Company Limited	RMB1.5 billion	8 years	4.585%	Construction of methanol project	Yes	RMB600 million has been recovered	Nil

Shanxi Tianhao Chemicals Company Limited	RMB190 million	5 years	6.40%	Construction of methanol project	No	No	Nil

Yanmei Heze Neng Hua Company Limited	RMB529 million	5 years	6.40%	Supplement for working capital	No	RMB529 million has been recovered	RMB1,608,000

Yanmei Heze Neng Hua Company Limited	RMB600 million	5 years	6.40%	Expenditure of projects construction	No	No	RMB38,740,000

Yanzhou Coal Ordos Neng Hua Company Limited	RMB1.95 billion	5 years	6.45%	Consideration of Zhuan Longwan mining rights	No	RMB1.95 billion has been recovered	RMB121,233,000

Yanmei Heze Neng Hua Company Limited	RMB1.7 billion, of which RMB890 million has been withdrawn	5 years	6.40%	Construction of Zhaolou power plant project	No	No	RMB52,718,000

Yanzhou Coal Ordos Neng Hua Company Limited	RMB200 million	3 years	6.15%	Supplement for working capital	No	No	RMB12,447,000

Yanzhou Coal Ordos Neng Hua Company Limited	RMB2.8 billion	5 years	6.40%	Acquisition of Wenyu coal mine	No	No	RMB180,787,000

Yanzhou Coal Ordos Neng Hua Company Limited	RMB1.9 billion	5 years	6.40%	Construction of methanol project	No	No	RMB122,677,000

Yanzhou Coal Ordos Neng Hua Company Limited	RMB2.592 billion	5 years	6.40%	Consideration of Zhuan Longwan mining rights	No	RMB710 million has been recovered	RMB165,314,000

Yanzhou Coal Ordos Neng Hua Company Limited	RMB630 million	3 years	6.15%	Acquisition of 20% equity Inner Mongolia Xintai Coal Mining Co., Ltd.	No	No	RMB39,207,000

Shandong Yanmei Rizhao Port Coal Storage and Blending Company Limited	RMB 100 million	1 year	6.00%	Supplement for working capital	No	No	RMB1,400,000

Shandong Yanmei Rizhao Port Coal Storage and Blending Company Limited	RMB 100 million	1 year	6.00%	Supplement for working capital	No	No	RMB1,233,000

Shandong Yanmei Rizhao Port Coal Storage and Blending Company Limited	RMB50 million	1 year	6.00%	Supplement for working capital	No	No	RMB383,000

Shaanxi Future Energy Chemical Co., Ltd.	RMB 1.25 billion	1 year	6.00%	Supplement for working capital	No	No	RMB26,425,000

40        Yanzhou Coal Mining Company Limited

Chapter 04    Board of Directors’ Report

Note:

1.	The Company’s entrusted loans have been approved in accordance with the relevant legal procedures and all the borrowers are wholly-owned or controlled subsidiaries, or associated companies of the Company, therefore, the source of the above mentioned entrusted loans was the Company’s self-owned fund, which was neither subject to any pledges or guarantors nor to any contentious matters.

2.	The entrusted loan (RMB 190 million) to Shanxi Tianhao Chemicals Company Limited has been overdue and the Company recognized full amount of assets impairment in respect of the said entrusted loan. The other entrusted loans have not been overdue and have no relation to the accruement of assets impairment.

As approved at the general manager working meeting held on 22 January 2007, Shanxi Neng Hua provided RMB200 million entrusted loan to Shanxi Tianhao Chemicals Company Limited, the details of which are shown in the following table:

Borrower	Amount of entrusted loan	Term of entrusted loan	Interest rate	Purpose	Whether extended the period	Whether principal has been recovered	Interest income during the reporting period
Shanxi Tianhao Chemicals Company Limited	RMB200 million	5 years	6.40%	Construction of methanol project	No	No	—

Note:

1.	The entrusted loan involving Shanxi Neng Hua has been approved in accordance with the relevant legal procedures and the borrower is a controlled subsidiary of Shanxi Neng Hua, therefore, the entrusted loan should not be considered as a connected transaction. The source of above mentioned entrusted loan was Shanxi Neng Hua’s self-owned fund, which was neither subject to any pledges or guarantors nor to any contentious matters.

2.	The entrusted loan to Tianhao Chemicals has been overdue and Shanxi Neng Hua recognized full amount of assets impairment in respect of the said entrusted loan.

(3)	Other investment financing and investment in derivatives

There were no other investment financing and investment in derivatives during the reporting period.

For details of the investment in derivatives during the reporting period, please see Note 44 of the financial statements prepared under the IFRS or Note VI.8 of the financial statements prepared under CASs.

Annual Report 2014        41

Chapter 04    Board of Directors’ Report

3.	Use of fund raised

(1)	General information of use of fund raised

In 2014, the Group issued RMB5 billion corporate bonds, RMB5 billion short-term financing notes, USD300 million perpetual bonds and RMB2.5 billion non-public issuance of financing instruments, raising RMB1.4 billion for share repurchase. For detailed information of the use of fund raised, please refer to the section headed “II. Securities Issuance” under “Chapter 6 Changes in Shares and Shareholders”.

(2)	Committed projects of fund raised

Not applicable.

(3)	Changes in committed projects of fund raised

Not applicable.

4.	Significant Projects of the Group using its own funds

Not applicable.

42        Yanzhou Coal Mining Company Limited

Chapter 04     Board of Directors’ Report

5.	Analysis of major subsidiaries and associated companies

Unit: RMB’000

				31 December 2014		Net profit for the
Name of company	Nature of business	Main products or services	Registered capital	Total assets	Net assets	year 2014
1. Controlled companies
Yulin Neng Hua	Energy and chemicals	Methanol	1,400,000	2,210,064	1,122,863	325,115
Shanxi Neng Hua	Energy	Coal	600,000	833,628	-17,597	-3,060
Heze Neng Hua	Energy	Coal	3,000,000	5,507,925	3,554,194	319,639
Ordos Neng Hua	Energy and chemicals	Coal and methanol	8,100,000	19,120,432	6,165,253	-279,877
Yancoal Australia	Energy	Coal	AUD3,10556 billion	37,488,032	12,479,211	-1,846,546
Yancoal International	Investment management and energy	Investment projects management and coal	USD689.31 million	18,077,944	3,184,218	-452,976
Shandong Zhongyin Logistics and Trade Co., Ltd.	Logistics and trade	Coal and mining equipment. sales, storage, etc	300,000	675,660	314,980	14,980
Hua Ju Energy	Power generation	Power and heat	288,590	1,287,193	1,169,071	117,767
Shandong Yanmei Shipping Co., Ltd.	Transportation of goods	Shipping by river	5,500	37,904	19,990	6,276
Zhong Yan Trading Co., Ltd. of Qingdao Bonded Area	Trade	Trade and storage	2,100	9,907	7,430	77
Inner Mongolia Haosheng Coal Mining Co., Ltd.	Energy	Coal	800,000	1,711,081	734,120	-20,996
Shandong Coal Trading Center Co., Ltd.	Service	Coal trading	100,000	264,784	90,191	-6,358
Shangdong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd.	Trade	Trade and storage	300,000	1,321,296	332,070	19,437
Zhongyin Financial Leasing Co., Ltd.	Financial leasing	Lease and financial leasing	500,000	1,530,628	503,993	3,993
Duanxin Investment Holding (Beijing) Co., Ltd.	Investment	Project investment, investment . management, etc	10,000	10,000	10,000	0
2. Associated companies Huadian Zouxian Power Generation Company Limited	Power Generation	Power and heat	3,000,000	6,060,060	3,962,524	614,345
Yankuang Group Finance Company Limited	Finance	Finance service	1,000,000	6,714,906	1,241,234	123,800
Shaanxi Future Energy Chemical Co., Ltd	Energy chemical	Coal and coal liquefaction	5,400,000	13,001,286	5,826,254	381,402

Annual Report 2014        43

Chapter 04     Board of Directors’ Report

Yancoal Australia

Yancoal Australia experienced a loss of RMB1.8465 billion in 2014 as compared with loss of RMB4.9784 billion in 2013. The main reasons for the significant loss reduction were: (1) There was reversal of impairment loss of intangible asset of RMB731.3 million during the reporting period as compared with the accrued impairment loss of intangible asset of RMB2.0522 billion in the same period of last year, which increased the net income by RMB1.9485 billion on YOY basis.(2) There was currency exchange gain of RMB157.6 million during the reporting period as compared with the currency exchange loss of RMB2.2187 billion in the same period of last year, which increased the net income by RMB1.6634 billion on YOY basis. (3) The decrease of average coal sales price led the decrease of net income by RMB1.6383 billion. (4) Effective measures reduced coal sales cost, which increased the net income by RMB1.0567 billion on YOY basis.

For detailed information of the operation of Yancoal Australia, please refer to the section headed “(I). Operational Analysis by Industries, Products or Regions” in this chapter.

6.	Special purpose bodies controlled by the Company

As at the end of the reporting period, the Group did not have any special purpose bodies.

II.	CAPITAL EXPENDITURE PLAN

The Group’s capital expenditure for the year 2015 is expected to be RMB9.6866 billion, which is mainly sourced from the Group’s internal resources, bank loans and bond issue.

The capital expenditure for the year 2014 and the estimated capital expenditure for the year 2015 of the Group are set out in the following table:

	2015 (Estimated)	2014
	(RMB100 million)	(RMB100 million)
The Company	23.134	20.610
Shanxi Neng Hua	0.892	0.238
Yulin Neng Hua	0.368	0.330
Heze Neng Hua	9.059	4.050
Hua Ju Energy	0.456	0.698
Ordos Neng Hua	24.412	10.514
Haosheng Company	23.079	5.491
Yancoal Australia	14.773	9.456
Yancoal International	0.693	1.276
Zhongyin Lease	0	1.378

Total	96.866	54.041

The Group possesses relatively sufficient cash and financing facilities, which are expected to meet the operation and development requirements.

44        Yanzhou Coal Mining Company Limited

Chapter 04     Board of Directors’ Report

III.	MAJOR RISKS FACED BY THE GROUP, IMPACT AND MEASURES

Risks arising from macro-economy downturn

It is expected that the world economy in 2015 will tend to be differentiated. The geopolitics fluctuation has been increasing. The world energy, such as coal industry, is anticipated to remain the trend of downturn. Affected by decrease overseas demand and insufficient domestic demand, China’s economy has showed a distinct continuous downturn. Furthermore, the state government takes strict measures to control smog, cut down excessive production capacity and adjust industrial structures. All these factors lead to the increasing operating difficulties of coal industry in China. The Group will continue the research on the trend of global economy and industrial development, formulate effective risk prevention and control strategy in a scientific way, give play to the synergy of two markets and two resources at home and abroad, rely on the advantage of four stock exchanges where its shares are listed, explore combined development strategy of entity industries and financial industries in a prudent manner, thus strive to transform the risks in the economic operation to the opportunities for industrial upgrading of the Group.

Risks arising from product price volatility

Affected by industrial structure adjustment, concentrated release of production capacity, ongoing and severe oversupply and sluggish downstream demand, downward pressure on the product price of the Group remains great. It has become more and more difficult in making profit from operations and the operating pressure unprecedentedly increases. In view of thus risks, the Group will take various measures to achieve stable sales volume and ensure profits by reducing cost and exploiting potentialities internally, expanding market and improving efficiency externally, profoundly optimizing market layout, innovating marketing model, expanding market space and enhancing market development, flexibly implementing marketing strategy and products mix optimization, improving quality of the products and after-sales services.

Risks arising from safe production

Coal mining, coal chemical and power generation are the three main business sectors of the Group. All of them are of high hazardous nature and of complex uncertainties affecting safe production. Thus the Group faces a high risk of production safety. The Group will establish a security control-oriented system with distinct liability and obligation, formal procedure, synergetic and high efficient result and forceful control to strengthen risk pre-control management, conduct safety accountability assessment in a stringent manner and ensure safe and high-efficient production. In 2014, the Group realized safety production of million tonnes of raw coal with zero fatality rate.

Annual Report 2014        45

Chapter 04     Board of Directors’ Report

Risks arising from debt financing

The Group is in the peak of loan repayment. We are in need of fund, but the cash flow is insufficient due to the unremittingly falling of coal price. Thus we face the risks of debt repayment, financing cost increasing and greater financing difficulties. The Group established special Funds Management Committee to strictly control fund in a holistic way. The Group will proactively make use of various financing platforms to reduce financing cost by different channels, guarantee fund requirement, optimize debt structure, to effectively mitigate risks arising from debt financing.

Risks arising from project implementation

The construction projects of the Group cover wide areas with great investment amount. Several projects in progress are in the process of performing the procedure for approval. Thus we face the risk in extension of approval and construction. To prevent such risks, the Group formulate time schedule for these projects under construction to accelerate procedures approval process and ensure smooth development of these projects. Moreover, the Group enhances “The Three Controls”: investment, construction period and quality to ensure projects to be put into commercial production on time and achieve prospective profit.

IV.	CHANGES IN ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES OR AMENDMENTS TO SIGNIFICANT ACCOUNTING ERRORS

(I)	Board’s Analysis and Explanation on Reasons for Changes in Accounting Policies, Accounting Estimates or Accounting Methods

In accordance with Accounting Standards for Business Enterprises such as long-term equity investments and presentation of financial statements promulgated by the Ministry of Finance of the PRC, as approved at the second meeting of the sixth session of the Board held on 22 August 2014, the Group decided to implement the above nine accounting standards since mid 2014 in advance.

This change in accounting policies had no significant influence on the Group’s asset, liability, profit or loss and cash flow under the PRC accounting standards. It had no impact on the financial statements of the Group prepared in accordance with IFRS.

For detailed information, please refer to the 2014 Interim Report of the Company dated 22 August 2014, which was posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company.

(II)	Board’s Analysis and Explanation on Reasons for Amendments to Previous Significant Accounting Errors and Impacts

Not Applicable.

46        Yanzhou Coal Mining Company Limited

Chapter 04     Board of Directors’ Report

V.	RESERVES, PROFIT DISTRIBUTION OR CAPITAL RESERVES TRANSFERRED TO SHARE CAPITAL PLAN

(I)	Formulation, Implementation or Adjustment of Cash Dividend Policy

Pursuant to the provisions of the “No.3 Guideline for the Supervision of Listed Companies-Cash Dividend Distribution of Listed Companies” issued by China’s Securities Regulatory Commission, as approved at the 2013 annual general meeting held on 14 May 2014, where policies for cash dividend were amended in the Article, specifying that “In the event that conditions for distribution of cash dividend are met, cash dividend shall be distributed prior to share dividend.”

The cash dividend policy was specified in the Articles as follows: the calculation of profit after tax of the Company for an accounting year was based on the financial statements prepared in accordance with the CASs, IFRS or overseas accounting standard under which the shares were traded. The Company will choose the lowest profit after tax under the above accounting policies when paying the dividend. The dividends shall be paid in the form of cash, shares or a combination of cash and shares. In the event that conditions for distribution of cash dividend are met, cash dividend shall be distributed prior to share dividend. Final dividends shall be paid once a year. The shareholders shall by way of an ordinary resolution authorize the board of directors to declare and pay final dividends. The Company may distribute interim cash dividends upon obtaining approval from the board of directors and the shareholders at general meeting. There should at least be a 6-month accounting period interval when the Company distributes cash dividends. On the premise of securing the Company’s sustainable development and provided that the Company has recorded a profit in a particular year and that its accumulated undistributed profit is positive, the Company’s cash dividends shall account for approximately 35% of the Company’s net profit after statutory reserve for that particular year, unless the Company has scheduled significant investments or significant cash requirements. On the premises that the Company’s operation is in good condition and that the Board considers the distribution of share dividends is beneficial to the overall interest of all shareholders of the Company due to a mismatch between the Company’s stock price and its scale of share capital and in other necessary circumstances, the Company may distribute dividends in the form of shares.

The 2013 annual general meeting of the Company held on 14 May 2014 approved the Company’s dividend distribution plan, which allowed the Company to distribute 2013 cash dividends of RMB98.368 million (tax inclusive) to the Shareholders, i.e., RMB0.02 per share (tax inclusive). As at the date of this annual report, the 2013 cash dividends have been distributed to the Shareholders.

Annual Report 2014        47

Chapter 04     Board of Directors’ Report

(II)	Profit Distribution Plan for 2014

(Prepared in accordance with IFRS)

Unit: RMB’000
Undistributed profits at the beginning of the year	26,903,794
Add: Net profit attributed to the shareholders of the Company	766,158
Less: Withdrawal of statutory surplus reserve	418,788
Ordinary shares dividends payable	98,368
Others	-2,316,285
Undistributed profits at the end of the year	29,469,081
of which: cash dividends proposed after the balance sheet date	98,368

In return for the long-term support of the Shareholders, in accordance with the Company’s persistent dividend policy, the Board proposed to declare a cash dividend payable of RMB98.368 million (tax inclusive), being RMB0.02 per share (tax inclusive) for the year 2014. This dividend distribution plan shall be submitted to the Shareholders for consideration at the 2014 annual general meeting and then distributed to all the Shareholders within 2 months (if approved).

According to the Articles, cash dividends shall be calculated and announced in RMB.

(III)	Cash Dividends Scheme or Plan, Capital Reserve Transferred To Share Capital Scheme or Proposal for the Past Three Years

Year for Cash Dividend	Amount of cash dividends for every 10 shares (RMB) (tax inclusive)	Amount of cash dividends (RMB100 million) (tax inclusive)	Net profit attributable to the equity holders of the company in the consolidated statements during the cash dividend distribution year (RMB100 million)	Percentage of net profit (%) attributable to the equity holders of the company in the consolidated statements
2014	0.20	0.984	7.662	12.84
2013	0.20	0.984	7.774	12.65
2012	3.6	17.706	60,656	32.10

48        Yanzhou Coal Mining Company Limited

Chapter 04     Board of Directors’ Report

Note:

1.	In 2013 and 2014, the calculation of the above-mentioned “net profit attributable to the equity holders of the Company” is based on the consolidated financial statement prepared in accordance with the IFRS.

2.	In 2012, the calculation of the above-mentioned “net profit attributable to the equity holders of the Company” is based on the consolidated financial statement prepared in accordance with the CASs.

(IV)	Reserves

For details of the changes of reserves for 2014 and distributable reserves as at 31 December 2014, please refer to Note 40 and Note 56 to the consolidated financial statements herein, which are prepared in accordance with the IFRS.

VI.	FULFILLING OF SOCIAL RESPONSIBILITIES

The Group endeavors the sustainable development and always integrates social responsibility and requirements into its overall development. During the reporting period, there were no significant environmental issues or social safety incidents. For detailed information of social responsibilities concerning environmental protection, safety, etc, please refer to the 2014 Social Responsibilities Report of the Company, which was posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company.

(I)	Safety Management

The Group adheres to the principles of people oriented and prevention focused. Through measures like innovating safety management, enhancing safety investigation on site, and increasing safety investment, we maintained a good record in safety management which outperformed domestic players while lived up to international standards.

(II)	Statement on the Environmental Protection Practice of Listed Companies and their Subsidiaries in Severely Polluting Industries Specified in the Regulations Made by National Environmental Protection Authorities

The Group has been actively improving and optimizing the environment and energy management system, increasing investment in environmental protection and energy conservation technical upgrading, continuously improving technological process to realize energy saving and consumption reduction and the pollutants emission standards. The Group paid for guarantee deposits in comprehensive ecological improvement and charges for disposing pollutants amounting to RMB93.394 million and RMB32.416 million respectively in the reporting period, realizing energy-saving and cost-reducing and pollutant discharge within standard. The discharge of greenhouse gases such as CO2 was further decreased. The attainment rate of mine water, smoke and dust and SO2 was 100%. The comprehensive utilization rate of solid waste was 100%. The pollutants have become harmless and can be reused as resources, which complies with the relevant local requirements on environment.

Annual Report 2014        49

Chapter 04     Board of Directors’ Report

For the construction projects, the Group has executed environmental management procedure in a stringent manner, made great effort on the examination, supervision and management of environment impact assessment, energy saving appraisal and “3 simultaneous” projects so that potential problems regarding energy, resources and environment can be prevented in advance and controlled from the very beginning.

Besides, the Group has established contingency plans for environment protection at all levels. Through improving emergency equipment and performing emergency drills in a regular way, the Company has further improved the capacity for prevention and control of environmental pollution events and handling of emergency accidents and reduced the occurrence of environmental accidents at the largest degree.

The production and operation of the Group complied with the laws and regulations regarding the national environmental protection, thus there was no imposition of penalty relating to the environmental protection during the reporting period.

VII.	OTHER DISCLOSURES

(I)	The Impact of Exchange Rate Changes

The impacts of exchange rate fluctuations on the Group were mainly reflected in:

1.	the overseas coal sales income as the overseas coal sales of the Group are denominated in U.S. dollars and Australian dollars;

2.	the exchange gains and losses of the foreign currency deposits and borrowings;

3.	the cost of imported equipment and accessories of the Group.

Affected by the changes in foreign exchange rates, the Group had exchange gain of RMB154 million during the reporting period. For details of the exchange gain/loss, please see Note 10 of the financial statements prepared under IFRS or Note VI.49 of the financial statements prepared under the CASs.

To manage foreign currency risks arising from the expected revenue, Yancoal Australia has entered into foreign exchange hedging contracts with a bank. For details of the foreign exchange hedging contracts, please see Note 44 of the financial statements prepared under IFRS or Note VI.8 of the financial statements prepared under the CASs.

To hedge the exchange losses of USD loan arising from the fluctuation of foreign exchange, Yancoal Australia and Yancoal International have taken foreign exchange hedging measures to such debt on the accounting basis, which effectively mitigated the impact of exchange loss on the current profit.

Save as disclosed above, the Group did not take foreign exchange hedging measures on other foreign currencies and did not plan to further hedge the exchange rate between RMB and foreign currencies.

50        Yanzhou Coal Mining Company Limited

Chapter 04     Board of Directors’ Report

(II)	Taxation

In 2014, the Company and all its subsidiaries incorporated in the PRC are subject to an income tax rate of 25% on its taxable profits. Yancoal Australia and Yancoal International are subject to a tax rate of 30% and 16.5%, respectively on their taxable profits.

(III)	Employees’ Pension Scheme

For details of the employees’ pension scheme of the Company, please refer to Note 50 to the consolidated financial statements herein, which are prepared in accordance with the IFRS.

(IV)	Housing Scheme

According to the “Provision of Labor and Services Agreement” (which is referred to in the section headed “IV. Major Connected Transaction” under “Chapter 5 Significant Events”), Yankuang Group is responsible for providing dormitories to its own employees and the employees of the Group. The Group and Yankuang Group share the sundry expenses relating to the provision of such dormitories on a pro-rata basis based on their respective numbers of employees and the amount negotiated by the parties. Such expenses amounted to RMB137.2 million and RMB80.042 million in 2014 and 2013, respectively.

Since 2002, the Group has been paying to its employees a housing allowance for the purchase of employee residences, which is based on a fixed percentage of the employees’ wages. In 2014, the employees’ housing allowances paid by the Group amounted to RMB423.337 million in total.

For details of the housing scheme, please refer to Note 51 to the consolidated financial statements herein, which are prepared in accordance with the IFRS.

(V)	Donation

The Group made donations in an aggregate amount of RMB1.493 million in 2014.

Annual Report 2014        51

Chapter 05

Significant Events

I.	MATERIAL EVENTS

(I)	Litigation, Arbitration and Events Called into Question by the Media

1.	The dispute arbitration in relation to the performance of the contract execution between Shanxi Neng Hua and Shanxi Jinhui Coke Chemical Co., Ltd.

In February 2005, Shanxi Nenghua entered into an asset swap contract and a material supply contract with Shanxi Jinhui Coke Chemical Co., Ltd. (“Shanxi Jinhui”), according to which, Shanxi Jinhui shall compensate Tianhao Chemical, the controlled subsidiary of Shanxi Nenghua, its actual losses if Shanxi Jinhui fail to provide the land for lease, gas, water, electricity supply and rail transportation for the establishment and production of Tianhao Chemical. In addition, Shanxi Jinhui shall purchase all the equity interests in Tianhao Chemicals held by Shanxi Neng Hua to compensate the losses at a price not less than the total investment in Tianhao Chemical as well as the interest on bank loans over the same period, if Tianchi Chemical is unable to operate continually caused by Shanxi Jinhui’s default.

Shanxi Jinhui failed to fulfill the “contractual obligations to provide gas, middlings and land supply” and unilaterally suspended the gas supply. As a result, Tianhao Chemicals was unable to operate continually and subsequently ceased production of methanol in April 2012. In September 2013, Shanxi Neng Hua submitted the arbitration to Beijing Arbitration Commission, requesting Shanxi Jinhui to purchase all the equity interests in Tianhao Chemicals held by Shanxi Neng Hua and pay a total of RMB798.8 million comprising equity transfer and other losses in accordance with the contracts.

In October 2013, Shanxi Neng Hua submitted the application for property preservation to the People’s Court of Xinghualing District, Taiyuan City, Shanxi Province. 39% of equity equivalents of Shanxi Jinhui Longtai Coal Co., Ltd. held by Shanxi Jinhui was frozen and sealed up.

As at the disclosure date of this report, the case has not yet been concluded.

52        Yanzhou Coal Mining Company Limited

Significant Events     Chapter 05

2.	Litigation on Coal Sales Contract between Zhongxin Daxie Fuel Co., Ltd. and the Company

Zhongxin Daxie Fuel Co., Ltd. (“Zhongxin Daxie”), as the plaintiff, brought a civil litigation against the Company, as the defendant, at the Shandong Provincial Higher People’s Court in September 2013, alleging a failure by the Company to perform its delivery obligations under a coal sales contract between the parties. Zhongxin Daxie sued for the termination of the coal sales contract, return of payments for goods and damage in an amount of RMB163.6 million.

The Company has delivered goods to the third party designated by Zhongxin Daxie after the execution of the contract and Zhongxin Daxie has settled the payment with the Company. All the obligations have been fulfilled under the contract.

It was the first instance judgment of the Shandong Provincial Higher People’s Court that: Zhongxin Daxie’s claim was rejected and the litigation fee of RMB0.8602 million shall be borne by Zhongxin Daxie. On 30 June 2014, the Company received the Notice of Appearance on Appeal from the Supreme People’s Court of the People’s Republic of China (the “Supreme Court”), the Supreme Court has decided to accept Zhongxin Daxie’s appeal of judgment of the first instance judgment of the litigation. For details, please refer to the announcements in relation to the update on this litigation dated 29 April 2014 and 30 June 2014, respectively. The above announcements were also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange, the Company’s website and/or China Securities Journal and Shanghai Securities News.

As at the disclosure date of this annual report, the case has not yet been concluded. So its impacts on the company’s current profit and late profit cannot be determined so far.

There were no other litigation, arbitration and events called into question by the Media except for the above reported items during the reporting period.

(II)	Repurchase, Sale or Redemption of Shares of the Company

Except for events described under the section headed “II. Securities Issuance and Listing” under the chapter headed “Chapter 6 Changes in Shares and Shareholders”, there is no repurchase, sale or redemption of shares of the Company or any subsidiary of the Company during the reporting period.

II.	SHARE INCENTIVE SCHEME

The Company did not have any share incentive scheme during the reporting period.

Annual Report 2014        53

Chapter 05     Significant Events

III.	ASSET ACQUISITION, SALES AND MERGERS

(I)	Acquisition of Equity Interest in Haosheng Company

As approved at the general manager working meeting of the Company held on 24 November 2014, the Company signed the Equity Transfer Agreement of Inner Mongolia Haosheng Coal Mining Co., Ltd. and Coal Resources Transfer Agreement of Inner Mongolia Shilawusu Coal Field (collectively, the “Equity Transfer and Resource Transfer Agreements”) to acquire 11.59% of equity interests in Haosheng Company and corresponding 150 million tonnes of coal resources in Shilawusu coal field previously held by Inner Mongolia New Yangtze River Mining Investment Co., LTD., for the total consideration of RMB885.92 million.

To support the highly-purified aluminum project (annual production of 0.042 million tonnes) of Inner Mongolia New Yangtze River Mining Investment Co., LTD, Inner Mongolia Autonomous Region allocated 150 million tonnes of coal resources in Shilawusu coal field. As approved by shareholders’ meeting of Haosheng Company, Inner Mongolia New Yangtze River Mining Investment Co., LTD contributed RMB137.42 million to subscribe for 11.59% of equity interests of Haosheng Company through equity capital increase. After equity capital increase, the equity interest of Yanzhou Coal in Haosheng Company would decrease from 74.82% to 66.16%.

According to the Equity Transfer and Resource Transfer Agreements, New Yangtze River Mining Investment Co., LTD. shall transfer 11.59% of equity interests in Haosheng Company and 150 million tones of coal resources allocated to it to Yanzhou Coal. After this transfer, the equity interest of Yanzhou Coal in Haosheng Company will be increased to 77.75%.

As at the disclosure date of this report, the filing and approval procedures of above acquisition are being implemented.

The acquisition price is RMB885.92 million, representing 26.3% of the Group’s audited total profit of RMB3.3662 billion of 2014 calculated in accordance with the CASs.

(II)	Acquisition of 10% Equity Interests of Ashton Coal Mine Joint Venture

On 30 September, 2014, Yancoal Australia invested AUD17.8997 million to acquire 10% equity interest of Ashton Coal Mine Joint Venture held by ICRA Ashton Pty Ltd. through its wholly owned subsidiary. After the acquisition, Ashton Mine Joint Venture became a wholly-owned subsidiary of Yancoal Australia.

54        Yanzhou Coal Mining Company Limited

Significant Events     Chapter 05

(III)	Repo Financing

As approved at the 2013 annual general meeting of the Company held on 14 May 2014, the Company and its subsidiaries were authorized to carry out domestic and overseas financing activities of an aggregate amount not exceeding RMB30 billion. And the repo financing was one of the financing methods. On September 29, 2014, the Equity Investment Special Asset Management Planning Contract of Yanzhou Coal was entered into between the Company and ICBC Credit Suisse Investment Management Co., Ltd. (“ICBC Credit Suisse Investment”), agreeing that Equity Investment Special Asset Management Plan of Yanzhou Coal shall be established through ICBC Credit Suisse Investment to raise RMB1.4 billion with the subject matter of 46.67% equity of Heze Neng Hua held by Yanzhou Coal.

For details, please refer to the announcement in relation to the repo financing dated 29 September 2014. The above announcement was posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange, and the Company and/or China Securities Journal and Shanghai Securities News.

(IV)	Acquisition of 5% Equity Interests of Ordos South Railway Co., Ltd.

Haosheng Company proposed to invest RMB147.4 million to acquire 5% equity interests of Ordos South Railway Co., Ltd. (“South Railway”) previously held by Ejin Horo Banner State-Owned Operation Co., Ltd. During the reporting period, Haosheng Company contributed RMB100.7 million to South Railway. Ordos South Railway was established in September 2010 with registered capital of RMB2.948 billion. Its main scope of business includes: railways transportation, railway construction, facilities transportation, repair and manufacturing, storage services, transportation and handling, passenger and freight station services, logistics and mechanical equipment procurement and supply& marketing. The largest shareholder of South Railway, Hohhot Railway Bureau, holds 45% equity interests. There are two railway lines under the administration of South Railway: starting from Xinjie to En Gealu till Taolimiao with total length of 175 kilometers; and starting from Alimiao to Etukeqian Banner till Shanghaimiao with total length of 190 kilometers.

(V)	Subscription of the Placing Shares of Qilu Bank Co., Ltd

As reviewed and approved at the sixth meeting of the sixth session of the Board held on 23 December 2014, it was approved to subscribe for up to RMB246.21 million placing shares inQilu Bank at the offering price of RMB3.18 per share. As at the disclosure date of this annual report, related procedures for subscription have being performed by Qilu Bank Co., Ltd.

For details, please refer to the announcement in relation to the external investment dated 23 December 2014. The above announcement was posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange, and the Company and/or China Securities Journal and Shanghai Securities News.

Save as disclosed above, there was no other asset acquisition, sales and mergers during the reporting period.

Annual Report 2014        55

Chapter 05     Significant Events

IV.	MAJOR CONNECTED TRANSACTIONS

The Group’s connected transactions were mainly made with the Controlling Shareholder (including its subsidiaries) in respect of the mutual provisions of materials and services and other temporary connected transactions.

(I)	Continuing Connected Transactions

Upon the restructuring of the Company for listing, the Controlling Shareholder injected its major coal production and operation assets and related business into the Company, while the remaining businesses and assets of the Controlling Shareholder continue to provide products, materials and logistics support services to the Company. In addition, upon the commencement of the official operation of Yankuang Group Finance Company Limited (a subsidiary of the Controlling Shareholder), it also provides financial services, such as deposits, borrowings and settlement services, to the Group. As the Controlling Shareholder and the Company are both located in Zoucheng City, Shandong Province, the Group is able to obtain a steady, stable and continuing source of materials, ancillary support services, financial and other services from the Controlling Shareholder, which can alleviate the operational risk, financing cost and financing risk and which in turn benefits the Company’s daily operations. The Group supplies products and materials to the Controlling Shareholder at market prices, thereby ensuring a stable sales market to the Company. The above connected transactions are necessary and will continue.

At the 2011 annual general meeting held on 22 June 2012, five continuing connected transaction agreements, namely, the “Provision of Material Agreement”, “Provision of Labor and Services Agreement”, “Provision of Insurance Fund Administrative Services Agreement”, “Provision of Products, Materials and Equipment Lease Agreement” and “Provision of Electricity and Heat Agreement”, together with the annual caps for such transactions for the years of 2012 to 2014 had been approved. At the 2013 annual general meeting held on 14 May 2014, the Company approved the amendments to the annual cap for the transactions under “Provision of Products, Materials and Equipment Leasing Agreement” for the year 2014. The main ways to determine transaction price include state price, market price and reasonable pricing. State price has priority when available; Market price is applied when the state price is not available; Reasonable pricing (reasonable cost plus reasonable profits) is applied when neither state price nor market price is available. The charge for supplies can be settled in one lump sum or by installments. The continuing connected transactions made in a calendar month shall be settled in the following month, except for incomplete transactions or where the transaction amounts are in dispute.

At the twentieth meeting of the fifth session of the Board held on 21 March 2014, the Company considered and approved the “Financial Services Agreement” and “Provision of Specific Labor and Services Agreement”. The parties of “Financial Services Agreement” agreed on the terms of the continuing connected transactions including the deposits, borrowings, settlement and the annual cap for the transaction for the year 2014. The rates for the fees to be charged by Yankuang Group Finance Company Limited for the financial services to be provided to the Group shall be no more than those charged by the major commercial banks in the PRC for the provision of comparable financial services to the Group. Risk control measures were formulated to ensure the safety of the funds by regulations. Pursuant to the “Provision of Specific Labour and Services Agreement”, the Group has agreed to provide professional services including coal washing and processing services and operation of coal mines services to Yankuang Group and the annual cap for the transactions for the year 2014. The fees to be charged by the Group for such services to be provided to the Yankuang Group shall be subject to the market price or state-prescribed pricing.

56        Yanzhou Coal Mining Company Limited

Significant Events    Chapter 05

1.	Continuing connected transaction of the supply of materials and services

(the data below are calculated in accordance with the CASs)

The sales of goods and provision of services by the Group to its Controlling Shareholder amounted to RMB3.0444 billion in 2014. The goods and services provided by the Controlling Shareholder to the Group amounted to RMB2.998 billion.

The following table sets out the continuing connected transactions of the supply of materials and services between the Group and the Controlling Shareholder in 2014:

	2014		2013
	Amount (RMB’000)	Percentage of operating income (%)	Amount (RMB’000)	Percentage of operating income (%)	Increase/decrease of connected transactions (%)
Sales of goods and provision of services by the Group to its Controlling Shareholder	3,044,394	4.76	3,406,643	5.80	-10.63
Sales of goods and provision of services by the Controlling Shareholder to the Group	2,997,963	4.69	2,502,843	4.26	19.78

The table below shows the effect on the Group’s profits from sales of coal by the Group to the Controlling Shareholder in 2014:

	Operating income (RMB’000)	Operating cost (RMB’000)	Gross profits (RMB’000)
Coal sold to the Controlling Shareholder	2,287,541	1,819,203	468,337

2.	Continuing connected transaction of insurance fund

Pursuant to the Provision of Insurance Fund Administrative Services Agreement, the Controlling Shareholder shall provide free management and handling services for the Group’s endowment insurance fund, basic medical insurance fund, supplementary medical insurance fund, unemployment insurance fund and maternity insurance fund (the “Insurance Fund”). The actual amount of the Insurance Fund paid by the Group for the year 2014 was RMB1.1878 billion.

3.	Continuing connected transaction of financial services

Pursuant to the “Financial Services Agreement”, as at 31 December 2014, the balance of deposit and loan of the Group in Yankuang Group Finance Company Limited was RMB927.3 million and RMB337.7 million, respectively. In 2014, the Group paid settlement service charge of RMB100,000 to Yankuang Finance Company Limited.

Annual Report 2014        57

Chapter 05     Significant Events

Save as disclosed above, no other continuing connected transactions of financial services occurred between the Group and Yankuang Group Finance Company Limited in 2014.

The following table sets out the details of the annual transaction caps and actual transaction amounts for 2014 for the above continuing transactions.

No.	Type of connected transaction	Agreement	Annual transaction cap for the year 2014 (RMB’000)	Value of transaction for the year 2014 (RMB’000)
1	Material and facilities provided by Yankuang Group	Provision of Materials Supply Agreement	1,312,750	1,286,869
2	Labor and services provided by Yankuang Group	Provision of Labor and Services Agreement	2,659,943	1,711,095
3	Pension fund management and payment services provided by Yankuang Group (free of charge) for the Group’s staff	Provision of Insurance Fund Administrative Services Agreement	1,907,200	1,187,804
4	Sale of products, material and equipment lease provided to Yankuang Group	Provision of Products, Material and Equipment Leasing Agreement	5,315,900	2,925,894
5	Power and heat provided to Yankuang Group	Provision of Electricity and Heat Agreement	268,800	114,163
6	Professional services including coal washing and processing services and operation of coal mines services provided to Yankuang Group	Provision of Specific Labor and Services Agreement	102,800	4,337
7	Financial services provided by Yankuang Group	Provision for Financial Services Agreement
	– deposit balance		930,000	927,255
	– comprehensive credit facility services		1,000,000	337,715
	– Bills discounted		36,500	0
	– settlement services fees		7,450	100

58        Yanzhou Coal Mining Company Limited

Significant Events     Chapter 05

4.	Opinion of the Independent Non-executive Directors

The Company’s independent non-executive Directors have reviewed the Group’s continuing connected transactions with the Controlling Shareholder for the year 2014 and confirm that: (1) all such connected transactions have been: (i) entered into by the Group in its ordinary and usual course of business; (ii) conducted either on normal commercial terms, or where there are not sufficient comparable transactions to determine whether they are on normal commercial terms, on terms no less favorable to the Group than terms available to or from independent third parties; and (iii) entered into in accordance with the relevant governing agreement on terms that are fair and reasonable and in the interests of the Shareholders as a whole; (2) the value of the connected transactions stated under the section headed “ (I). Continuing Connected Transactions” above has not exceeded the annual transaction caps for the year 2014 approved by independent Shareholders and the Board.

5.	Opinion of the Auditors

Pursuant to the Hong Kong Listing Rules, the Directors have engaged the auditors of the Company to perform certain procedures required by the Hong Kong Listing Rules in respect of the continuing connected transactions of the Group. The auditors have reported to the Directors that the above continuing connected transactions: (1) have received the approval of the Board; (2) are in accordance with the pricing policies of the Company; (3) have been carried out in accordance with the relevant provisions of the agreements governing the transactions; and (4) have not exceeded the relevant annual caps.

6.	Amendments to Continuing Connected Transactions Agreements

At the second extraordinary general meeting of the Company held on 12 December 2014, five continuing connected transaction agreements, namely, the “Provision of Material Supply Agreement”, “Mutual Provision of Labor and Services Agreement”, “Provision of Insurance Fund Administrative Services Agreement”, “Provision of Products, Materials and Equipment Leasing Agreement” and “Provision of Electricity and Heat Agreement”, together with the annual caps for such transactions for the years of 2015 to 2017 had been approved. The main ways to determine transaction price include state price, market price and actual cost pricing. State price has priority when available; Market price is applied when the state price is not available; actual cost pricing is applied when neither state price nor market price is available. The charge for transaction can be settled in one lump sum or by installments. The continuing connected transactions made in a calendar month shall be settled in the following month, except for incomplete transactions or where the transaction amounts are in dispute. For details, please refer to the announcement in relation to daily connected transactions and “Announcement in relation to Resolutions Passed at the 2014 Second Extraordinary General Meeting” dated 24 October 2014 and 12 December 2014, respectively. The above announcements were also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company and/or China Securities Journal and Shanghai Securities News.

Annual Report 2014        59

Chapter 05     Significant Events

At the seventh meeting of the sixth session of the Board held on 27 March 2015, the Company considered and approved that: (i) the Company and Yankuang Group Finance Co., Ltd. entered into “Financial Services Agreement” and determined the annual cap for such transaction for the period from 1 April 2015 to 31 March 2016, applying state-prescribed price as the main pricing way. (ii). the Company and Shandong Yankuang Security Service Co., Ltd. signed “Coal Train Escort Services Agreement”, determining the annual cap for such transaction for the period from 1 February 2015 to 31 March 2016 and applying reasonable cost plus reasonable profits as the main ways to determine transaction price. For details, please refer to the “Announcement in relation to Resolutions Passed at the Seventh Meeting of the Sixth Session of the Board” dated 27 March 2015 and the announcement in relation to daily connected transactions. The above announcements were also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company and/or China Securities Journal and Shanghai Securities News.

(II)	Other Temporary Connected Transactions

1.	Provision of Entrusted Loan to Shaanxi Future Energy

As considered and approved at the first meeting of the sixth session of the Board held on 14 May 2014, the Company provided the entrusted loans amounting to RMB1.25 billion to Shaanxi Future Energy.

Yankuang Group, the controlling shareholder of the Company, pledged its 30% equity interest in Shaanxi Future Energy as security in favor of the Company, and undertakes the liability for the full amount of the entrusted loan unconditionally and irrevocably.

For details, please refer to the announcement in relation to the connected transactions of the Company dated 14 May 2014. The above announcement was also posted on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange, the website of the Company and/or China Securities Journal and Shanghai Securities News.

2.	Capital Contribution to Yankuang Group Finance Company Limited

As considered and approved at the first meeting of the sixth session of the Board held on 14 May 2014, the Company is approved to make a capital contribution of RMB125 million to Yankuang Group Finance. In respect of the shareholding structure and main business of Yankuang Group Finance and other details of this transaction, please refer to the announcement in relation to the connected transactions of the Company dated 14 May 2014. The above announcement was also posted on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange, the website of the Company and/or China Securities Journal and Shanghai Securities News.

The completion of the above mentioned capital increase took place on 20 June 2014. The registered capital of Yankuang Group Finance were increased to RMB1 billion from RMB500 million following the completion.

60        Yanzhou Coal Mining Company Limited

Significant Events     Chapter 05

3.	Investment to Shanghai CIFCO Futures

As considered and approved at the seventh meeting of the sixth session of the Board held on 27 March 2015, the Company, Yankuang Group and Shanghai CIFCO Futures entered into Capital Increasing Agreement, determining that: the Company would invest RMB264.56 million, contributing 33.33% equity interests in Shanghai CIFCO Futures. For details, please refer to the “Announcement in relation to Resolutions Passed at the Seventh Meeting of the Sixth Session of the Board” dated 27 March 2015 and the announcement in relation to connected transactions.

(III)	Credit and Debt Obligation between the Group and the Controlling Shareholder are Mainly Due to the Mutual Sales of Goods and Provision of Services

Balance due from/to the Controlling Shareholder between the Group and the Controlling Shareholder in 2014 is detailed as follows:

	Fund to related parties			Fund to the Group provided
	provided by the Group			by related parties
	Balance at	Amount	Closing	Balance at	Amount	Closing
Related parties	the beginning	occurred	balance	the beginning	occurred	balance
Yankuang Group	556,159	9,317,572	1,457,183	1,111,496	4,743,412	1,565,289

As at 31 December 2014, neither the Controlling Shareholder nor its subsidiaries had occupied the Group’s funds for non-operational matters.

Details of the Group’s connected transactions prepared in accordance with the IFRS are set out in Note 48 to the consolidated financial statements prepared in accordance with the IFRS, or Note XI as prepared in accordance with the CASs. The various related transactions set out in Note 48 to the consolidated financial statements prepared in accordance with the IFRS, or Note XI as prepared in accordance with CASs, also constitute continuing connected transactions in Chapter 14A of the Hong Kong Listing Rules, and the Company confirmed that such transactions have complied with the relevant disclosure requirements under the Hong Kong Listing Rules.

Other than the material connected transactions disclosed in this section, the Group was not a party to any material connected transactions during the reporting period.

Annual Report 2014        61

Chapter 05     Significant Events

V.	MATERIAL CONTRACTS & PERFORMANCE

(I)	During the reporting period, the Company has not been involved in any trust arrangement, contract or lease of any other companies’ assets or any trust arrangement, contract or lease of the Company’s assets to any other companies that can contribute more than 10% (including 10%) of the total profits of the Company for the year.

(II)	Guarantees performed during the reporting period and outstanding guarantees provided in previous years which extended to the reporting period

Unit: RMB100 million

External guarantees of the Company (excluding guarantees to the controlled subsidiaries)
Total amount of guarantee during the reporting period	0
Total guarantee balance by the end of the reporting period (A)	0
Guarantees to controlled subsidiaries
Total amount of guarantee to controlled subsidiaries during the reporting period	45.31
Total balance of guarantee to controlled subsidiaries by the end of the reporting period (B)	370.38
Total guarantees (including guarantees to controlled subsidiaries)
Total amount of guarantees (A+B)	370.38
Percentage of total amount of guarantee in the equity attributable to the Shareholders of the Company (%)	94.49
Including:
Amount of guarantees to Shareholders, actual controllers and related parties (C)	0
Amount of guarantees directly or indirectly to guaranteed parties with a debt-to-assets ratio exceeding 70% (D)	370.38
Total amount of guarantee exceeding 50% of equity attributable to the Shareholders (E)	174.39
Total amount of the above 3 categories guarantees (C+D+E)	544.77

Note:	The above table is prepared based on CASs and calculated on the formula of USD1=RMB6.1190 and AUD1=RMB5.0174.

1.	Information on guarantees that occurred in the previous period but were extended to the current reporting period:

As approved at the 2011 annual general meeting, Yancoal Australia took a bank loan of USD3.04 billion for acquisition of equity interests of Yancoal Resources Limited. One tranche of the loan amounting to USD1.015 billion were due on 17 December 2012. After the repayment of USD100 million, Yancoal Australia extended the repayment date of the remaining principal amounting to USD45 million for 5 years, that is to 16 December 2017; USD300 million for 7.5 years, that is to 16 June 2020; and USD570 million for 8 years, that is to 16 December 2020. Another tranche of USD1.015 billion were due on 17 December 2013. After the repayment of USD100 million, Yancoal Australia extended the repayment date of the remaining principal amounting to USD45 million for 5 years, that is to 16 December 2018; USD300 million for 7.5 years, that is to 16 June 2021; and USD570 million for 8 years, that is to 16 December 2021. The tranche of USD1.010 billion were due on 16 December 2014. After the repayment of USD100 million, Yancoal Australia extended the repayment date of the remaining principal amounting to USD50 million for 5 years, that is to 16 December 2019; USD300 million for 7.5 years, that is to 16 June 2022; and USD560 million for 8 years, that is to 16 December 2022. As at 31 December 2014, the balance of the above loan was USD2.74 billion. The Company provided the guarantees of USD1.825 billion and RMB6.545 billion to Yancoal Australia.

62        Yanzhou Coal Mining Company Limited

Significant Events     Chapter 05

As approved at the 2012 second extraordinary general meeting, the Company provided guarantees to its wholly-owned subsidiary, Yancoal International Resources Development Co., Ltd., for issuing USD1.0 billion corporate bonds in the overseas market.

As approved at the 2012 annual general meeting, the Company issued a bank guarantee of RMB3 billion for a bank loan of USD455 million benefiting its wholly-owned subsidiary, Yancoal International (Holding) Company Limited.

As approved at the 2012 annual general meeting, the Company provided guarantees of RMB4.176 billion to its wholly-owned subsidiary, Yancoal International (Holding) Company Limited, for a bank loan of USD800 million.

A total of AUD299 million performance deposits and performance guarantees, which were needed for operation of Yancoal Australia and its subsidiaries, have been extended to the reporting period.

2.	Information on guarantees arising during the reporting period:

As approved at the 2013 annual general meeting of the Company, Yancoal Australia and its subsidiaries could provide guarantee to subsidiaries, not exceeding AUD500 million, for their daily operation every year. During the reporting period, there were AUD116 million performance deposits and performance guarantees in total for daily operation of Yancoal Australia and its subsidiaries.

As approved at the 2012 annual general meeting, the Company provided guarantees of RMB1.36 billion to its wholly-owned subsidiary, Yancoal International (Holding) Company Limited, for a bank loan of USD200 million.

As approved at the 2012 annual general meeting, the Company provided guarantees to its wholly-owned subsidiary, Yancoal International Trading Company Limited, for issuing USD300 million perpetual securities in the overseas market.

As considered and approved at the 2014 first extraordinary general meeting, the Company was to provide financing guarantee in the credit amount of AUD187 million to Yancoal Australia. During the reporting period, the Company provided guarantee up to AUD150 million to Yancoal Australia.

Save as disclosed above, there were no other guarantee contracts or outstanding guarantee contracts of the Company during the reporting period; there were no other external guarantees during the reporting period.

Annual Report 2014        63

Chapter 05     Significant Events

(III)	Other Material Contracts

Purchase of Bank’s Wealth Management Products

As considered and approved at the twentieth meeting of the fifth session of the Board held on 21 March 2014, the Company entered into agreements with Zoucheng sub-branch of Agricultural Bank of China Limited, Zoucheng sub-branch of Industrial and Commercial Bank of China Limited, Zoucheng sub-branch of Bank of China Limited, Yanzhou coal mining area sub-branch of China Construction Bank Corporation and Jinan Yanshan sub-branch of Qilu Bank Co., Ltd., respectively on 9 April 2014, to purchase the principal guaranteed wealth management products from above mentioned five banks with a total amount of RMB4.9 billion by own fund. Each investment term is 3 months. Types of products are principal-guaranteed and floating income wealth management product and principal and income guaranteed wealth management product. After the maturity date, the Company has taken back all principal, as well as the income amounting to RMB63.092 million of the above principal-guaranteed wealth management products and not involved in the lawsuit.

At the 2014 first extraordinary general meeting of the Company held on 24 October 2014, the Company was approved to carry out the principal-guaranteed financing business for an aggregate amount not exceeding RMB5.0 billion. (1) On 10 November 2014, the Company entered into agreements with 7 banks, namely, Zoucheng sub-branch of Agricultural Bank of China Limited, Zoucheng sub-branch of Industrial and Commercial Bank of China Limited, Zoucheng sub-branch of Bank of China Limited, Jinan Yanshan sub-branch of Qilu Bank Co., Ltd., Jining branch of Guangdong Development Bank, Jinan Gaoxin sub-branch of Ping An Bank and Guangzhou Zhongshan Silu sub-branch of Ping An Bank, respectively, to purchase the principal guaranteed wealth management products from above mentioned 7 banks with a total amount of RMB5 billion by own fund. Each investment term is 3 months. Types of products are principal-guaranteed and floating income wealth management product and principal and income guaranteed wealth management product. After the maturity date, the Company has taken back all principal, as well as the income amounting to RMB61.993 million of the above principal-guaranteed wealth management products and not involved in the lawsuit. (2) On 13 February 2015 and 16 February 2015, the Company entered into agreements with 6 banks, namely, Zoucheng sub-branch of Agricultural Bank of China Limited, Zoucheng sub-branch of Industrial and Commercial Bank of China Limited, Zoucheng sub-branch of Bank of China Limited, Jinan Yanshan sub-branch of Qilu Bank Co., Ltd., Jining branch of Industrial Bank Co., Ltd. and Jining branch of Guangdong Development Bank, respectively, to purchase the principal guaranteed wealth management products from above mentioned 6 banks with a total amount of RMB5 billion by own fund. Each investment term is 1 month. Types of products are principal-guaranteed and floating income wealth management product and principal and income guaranteed wealth management product. After the maturity date, the Company has received all principal, as well as the income amounting to RMB19.775 million of the above principal-guaranteed wealth management products and not involved in any lawsuit.

For details, please refer to the announcements in relation to the purchase of wealth management products dated 9 April 2014, 10 November 2014, 13 February 2015 and 16 February 2015, respectively. The above announcements were also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange, the Company’s website and/or China Securities Journal and Shanghai Securities news.

Save as disclosed in this chapter, the Company has not been a party to any material contracts during the current reporting period.

64        Yanzhou Coal Mining Company Limited

Significant Events     Chapter 05

VI.	APPOINTMENT AND DISMISSAL OF AUDITORS

During the reporting period, the Company engaged Shine Wing Certified Public Accountants (special general partnership) (CPA in the PRC, excluding Hong Kong, hereinafter referred to as “Shine Wing Certified Public Accountants”), Grant Thornton (including Grant Thornton (special general partnership) and Grant Thornton Hong Kong Limited) (overseas, HKCPA) hereinafter referred to as “Grant Thornton”) as its domestic and international auditors, respectively.

As approved at the 2013 annual general meeting on 14 May 2014, the Company engaged Shine Wing Certified Public Accountants and Grant Thornton as its domestic and international auditors of the Company for the year 2014.

During the reporting period, Shine Wing Certified Public Accountants was responsible for the examination and appraisal of the efficiency of internal control of the financial statements of the Company; Grant Thornton was responsible for the examination and appraisal of whether the internal control system of the Company was in compliance with the requirements of the US Sarbanes-Oxley Act.

During the reporting period, as approved at the general meeting, the Board was authorized to determine and pay the auditors’ remuneration. The Company was responsible for auditors’ on-site audit accommodation and meal expenses, but not for any other related expenses, such as travelling expenses.

The Auditors’ remuneration of the Group for the years 2014 and 2013 are listed as follows:

Item	2014	2013
Fees for annual auditing and reviewing financial statements	RMB4.68 million	RMB4.68 million
Fees for annual auditing and evaluation for the internal control system of the Company	RMB3.12 million	RMB3.12 million
Fees for annual auditing and evaluation of the internal control system of Yancoal Australia	AUD1.35 million	AUD1.35 million

The Board is of the view, other than the annual auditing fees, the other services fee paid by the Group to the reporting accountants will not have any impact on the independency of the auditors’ opinion.

Shine Wing has been the Company’s domestic auditors since June 2008 and Grant Thornton has been the Company’s international auditors since December 2010.

Annual Report 2014        65

Chapter 05     Significant Events

VII.	PERFORMANCE OF THE UNDERTAKINGS

Undertaker	Undertakings	Deadline for performance	Performance

Yankuang Group

Avoidance of horizontal competition

Yankuang Group and the Company entered into the Restructuring Agreement when the Company was restructured in 1997. At that time, Yankuang Group made an undertaking that it would take various effective measures to avoid horizontal competition with the Company.

		Long-term effective	Performance ongoing (there has no violation of undertaking by Yankuang Group)

Transfer of the mining right of Wanfu coal mine

In 2005, the Company acquired equity interests of Heze Neng Hua held by Yankuang Group. At that time, Yankuang Group made such undertaking that: the Company had the right to acquire the mining right of Wanfu coal mine once obtaining such mining right is obtained 12 months later.

		Within 12 months when Yankuang Group obtained the mining right of Wanfu coal mine	Such performance has not been completed yet. (Currently Yankuang Group is applying for the mining right of Wanfu coal mine)

Not reducing shareholding in the Company during the period of the implementation of the Further Increase Plan and within the statutory period

Yankuang Group has increased its shareholding in the Company, amounting to 180 million H shares, through its wholly-owned subsidiary incorporated in Hong Kong on 9 September 2013 and 24 September 2013, respectively. The increase plan was completed on 24 September 2013. Yankuang Group undertook that it will not reduce its shareholding in the Company during the period of the implementation of the Further Increase Plan and within the statutory period.

		Within 6 months after the completion of the increase plan, i.e. before 24 March 2014	Such performance has been completed.

The undertaking made in the abnormal price fluctuation announcement

In the announcement of the Company dated 13 May 2014, Yankuang Group undertook that it will not contemplate any material events including but not limited to: major assets restructuring, issue of shares, acquisition of public companies, debt restructuring, business restructuring, assets stripping and assets injecting for at least three months.

		Within three months after the disclosure date of the announcement, i.e. before 13 August 2014.	Such performance has been completed.

66        Yanzhou Coal Mining Company Limited

Significant Events     Chapter 05

VIII.	THE AMENDMENT TO THE ARTICLES OF YANZHOU COAL MINING COMPANY LIMITED

For the details of the amendment to the Articles, please refer to the paragraph headed “I. Corporate Governance” under the chapter headed “Chapter 8 Corporate Governance” in this annual report.

IX.	INCREASE IN REGISTERED CAPITAL OF ORDOS NENG HUA

As considered and approved at the fifth meeting of the sixth session of the Board held on 7 November 2014, the Company increased its capital contribution by RMB5 billion in Ordos Neng Hua, a wholly-owned subsidiary of the Company. The modification procedures of Ordos Neng Hua were completed on 27 November 2014. The registered capital increased from RMB3.1 billion to RMB8.1 billion.

X.	INCREASE IN REGISTERED CAPITAL OF SHANXI NENG HUA

As considered and approved at the general manager working meeting of the Company held on 19 January 2015, the Company increased its capital contribution by RMB267 million in Shanxi Neng Hua, Upon completion, the registered capital increased from RMB600 million to RMB867 million. As at the disclosure date of the report, the modification procedures of Shanxi Neng Hua were in progress.

XI.	ESTABLISHMENT OF ZHONGYIN FINANCIAL LEASING CO., LTD. AND INCREASE IN REGISTERED CAPITAL

As considered and approved at the general manager working meeting of the Company held on 6 March 2014, the Company and Yancoal International jointly established Zhongyin Financial Leasing Co., Ltd on 20 May 2014. The Company holds 75% equity interests in Zhongyin Financial Leasing Co., Ltd and the remaining 25% equity interests are held by Yancoal International. Zhongyin Financial Leasing Co., Ltd is mainly engaged in leasing and financial leasing businesses.

As considered and approved at the sixth meeting of the sixth session of the Board held on 23 December 2014, the Company and Yancoal International increased the capital contribution by RMB1.5 billion in Zhongyin Financial Leasing Co., Ltd in proportion to the shareholding. Thereafter, the registered capital increased from RMB500 million to RMB2 billion. As at the disclosure date of the report, the modification procedures of Zhongyin Financial Leasing were in progress.

XII.	ESTABLISHMENT OF SHANDONG ZHONGYIN LOGISTICS AND TRADE CO., LTD.

As considered and approved at the general manager working meeting of the Company held on 14 March 2014, the Company established Shandong Zhongyin Logistics and Trade Co., Ltd. on 21 May 2014, with registered capital of RMB300 million. Its main scope of business includes: sales of coal, mining equipment, accessories, material, etc; storage, leasing, international trade agent and development, consultation and promotion of science and technology in coal mines.

Annual Report 2014        67

Chapter 05     Significant Events

XIII.	ESTABLISHMENT OF DUANXIN INVESTMENT HOLDING (BEIJING) CO. LTD.

As considered and approved at the general manager working meeting of the Company held on 18 August 2014, the Company established Duanxin Investment Holding (Beijing) Co., Ltd. on 17 November 2014, with registered capital of RMB10 million. Its main scope of business includes: project investment, business management, investment management, consultation of business management and investment.

XIV.	During the reporting period, the Company and its Directors, Supervisors, senior management, Shareholders holding more than 5% of shares of the Company, actual controlling persons have not been investigated by the relevant authorities or imposed compulsory measures by judiciary department, or been transferred to judicial bodies or be held criminally liable by the relevant authorities and judicial departments nor have any of them been inspected or punished by the CSRC, banned from entering the securities markets, criticized in the form of circulating a notice, confirmed as not fit or proper persons, be publicly reprimanded by other administrative departments and the stock exchanges.

68        Yanzhou Coal Mining Company Limited

Chapter 06

Changes in Shares and Shareholders

I.	CHANGES IN SHARES

During the reporting period, the total number of shares and the capital structure of the Company remained the same.

As at 31 December 2014, the share capital structures of the Company are as follows:

		Shares	Percentage
1.	Listed shares with restricted trading moratorium	20,000	0.0004%
	Natural person shareholding in A Shares	20,000	0.0004%
2.	Shares without trading moratorium	4,918,380,000	99.9996%
	A Shares	2,959,980,000	60.1818%
	H Shares	1,958,400,000	39.8178%
3.	Total share capital	4,918,400,000	100.0000%

As at the latest practicable date prior to the issue of this annual report, according to the information publically available to the Company and within the knowledge of the Directors, the Directors believe that during the reporting period, the public float of the Company is more than 25% of the Company’s total issued shares, which is in compliance with the requirement of the Hong Kong Listing Rules.

Annual Report 2014        69

Chapter 06    Changes in Shares and Shareholders

II.	SECURITIES ISSUANCE AND LISTING

(I)	Securities Issuance in 2012

	USD corporate bond		Renminbi corporate bond
Examination and approval procedures	Approved at the 2012 second extraordinary general meeting of the Company held on 23 April 2012		Approved at the 2012 first extraordinary general meeting of the Company held on 8 February 2012 and ratified by CSRC (Zhengjianxuke [2012] No.592)

Issuer	Yancoal International Resources Development Co., Ltd.		Yanzhou Coal Mining Co., Ltd.

Issue date	9 May 2012		23 July 2012

Interest rate	4.461%	5.73%	4.20%	4.95%

Issue price	—	—	—	—

Amount of issue	USD450 million	USD550 million	RMB1 billion	RMB4 billion

Approved amount of shares to be listed	USD450 million	USD550 million	RMB1 billion	RMB4 billion

Date and place of listing	traded on the Hong Kong Stock Exchange on 17 May 2012		traded on the Shanghai Stock Exchange on 15 August 2012

Maturity date	16 May 2017	16 May 2022	23 July 2017	23 July 2022

Guaranteed by	Yanzhou Coal Mining Co., Ltd.		Yankuang Group Co., Ltd.

Net proceeds	USD991.2 million		RMB4.95 billion

Use of proceeds	Replenishment of working capital		Replenishment of working capital

Total amount of proceeds that has been used in 2012	USD991.2 million		RMB4.95 billion

Total accumulated amount of proceeds that has been used	USD991.2 million		RMB4.95 billion

Date and credit rating of tracked ratings	30 June 2013		30 September 2013
	S &P’s: BB+ Rating outlook: stable		Dagong Global: AAA
	Moody’s: Ba1 Rating outlook: stable		Rating outlook: stable
Fitch: BBB- Rating outlook: negative

Changes in bond	No change	No change	No change	No change

Principal payment in this year	Nil	Nil	Nil	Nil

Interest payment in this year	USD20.0746 million	USD31.515 million	RMB42 million	RMB198 million

Whether the principal or interest payment breached the contract	No	No	No	No

Whether the principal or interest payment will have the risk of reimbursement schedule in the future	No	No	No	No

Significant litigations affected by reimbursement schedule of bonds	No		No

70        Yanzhou Coal Mining Company Limited

Changes in Shares and Shareholders     Chapter 06

(II)	Securities issuance in 2013

	First issue of 2013 short-term notes	First issue of 2013 debt financing notes through private placement notes
Examination and approval procedures	Considered and approved at the 2012 annual general meeting of the Company held on 15 May 2013	Considered and approved at the 2012 annual general meeting of the Company held on 15 May 2013

Issuer	Yanzhou Coal Mining Co., Ltd.	Yanzhou Coal Mining Co., Ltd.

Issue date	12 November 2013	25 December 2013

Interest rate	6.0%	6.80%

Issue price	RMB100/par value RMB100	RMB100/par value RMB100

Amount of issue	RMB5 billion	RMB1 billion

Approved amount of shares to be listed	—	—

Date and place of listing	—	—

Maturity date	14 November 2014	26 March 2014

Guaranteed by	—	—

Net proceeds	RMB4.9975 billion	RMB1 billion

Use of proceeds	Replenishment of working capital, Repayment of the loan from financial institutions	Repayment of the loan from financial institutions

Total amount of proceeds that has been used in 2013	RMB4.9975 billion	RMB 1 billion

Total accumulated amount of proceeds that has been used	RMB4.9975 billion	RMB1 billion

Date and credit rating of tracked ratings	5 August 2013 CCXI: A-1 Rating outlook: stable	—

Changes in bond	No change	No change

Principal payment in this year	RMB5 billion	RMB1 billion

Interest payment in this year	RMB300 million	RMB17 million

Whether the principal or interest payment breached the contract	No	No

Whether the principal or interest payment will have the risk of reimbursement schedule in the future	No	No

Significant litigations affected by reimbursement schedule of bonds	No	No

Annual Report 2014        71

Chapter 06     Changes in Shares and Shareholders

(III)	Securities issuance in 2014

	First issue of 2014 short-term	2012 corporate bond			2014 debt financing notes through private placement notes
	notes	(second issue)		USD perpetual securities	First issue	Second issue
Examination and approval procedures	Considered and approved at the 2012 annual general meeting of the Company held on 15 May 2013	Considered and approved at the 2012 first extraordinary general meeting of the Company held on 8 Feb. 2012 and the CSRC (Zhengjianxuke [2012] No. 592)		Considered and approved at the 2012 annual general meeting of the Company held on 15 May 2013	Considered and approved at the 2012 annual general meeting of the Company held on 15 May 2013	Considered and approved at the 2013 annual general meeting of the Company held on 14 May 2014
Issuer	Yanzhou Coal Mining Co., Ltd.	Yanzhou Coal Mining Co., Ltd.		Yancoal International Trading	Yanzhou Coal Mining Co., Ltd.
Issue date	12 March 2014	6 March 2014		15 May 2014	19 Sept. 2014	17 Nov. 2014
Interest rate	5.95% (1year from the issue date SHIBOR+95.00bp)	5.92%	6.15%	7.2%	6.80%
Issue price	RMB100/par value RMB100	—	—	—	RMB100/par value RMB100
Total amount of proceeds	RMB5 billion	RMB1.95 billion	RMB3.05 billion	USD300 million	—
Approved amount of shares to be listed	—	RMB1.95 billion	RMB3.05 billion	USD300 million	—
Date and place of listing	—	Listed in SSE on 31 March 2014		Listed in HKEx	—	—
on 23 May 2014
Maturity date	14 March 2015	3 March 2019	3 March 2024	Perpetual	Perpetual	Perpetual
Guaranteed by	—	Yankuang Group		Yanzhou Coal	—
Net proceeds	RMB4.9975 billion	RMB4.95 billion		USD298.2 million	RMB1.4865 billion	RMB998.5 million
Use of proceeds	Replenishment of working capital	Replenishment of working capital		Debt repayment, capital expenditure, working capital and general corporate purposes	Replenishment of working capital	Debt repayment for financial institution
Total amount of proceeds that has been used in 2014	RMB4.9975 billion	RMB4.95 billion		USD220 million	RMB1.4865 billion	RMB998.5 million
Total accumulated amount of proceeds that has been used	RMB4.9975 billion	RMB4.95 billion		USD220 million	RMB1.4865 billion	RMB998.5 million
Total amount of remaining proceeds	—	—		USD78.2 million	—	—
Usage and destination of remaining proceeds	—	—		Used for debt repayment and replenishment of working capital of overseas subsidiaries	—	—
Date and credit rating of tracked ratings	17 June 2014 CCXI: AAA Rating outlook: stable	Dagong Global: AAA Rating outlook: stable		Moody’s: Ba1/ Fitch: BB	—	—
Changes in bond	—	—		—	—	—
Principal payment in this year	—	—		—	—	—
Interest payment in this year	—	—		USD10.8 million	—	—
Whether the principal or interest payment breached the contract	—	—		—	—	—
Whether the principal or interest payment will have the risk of reimbursement schedule in the future	—		—	—	—	—
Significant litigations affected by reimbursement schedule of bonds	—		—	—	—	—

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Changes in Shares and Shareholders    Chapter 06

Note:	As at the end of this reporting period, the remaining available amount of short-term financing notes and debt financing notes through private placement notes which the Company has been approved to register were RMB10 billion and RMB9.5 billion, respectively. The Company may issue the private placement notes or short-term notes in multiple tranches.

Including the above bonds, as at 31 December 2014, the debt-to-assets ratio of the Group was 65.4% which was still at the reasonable level.

III.	SHAREHOLDERS

(I)	Total Number of the Shareholders as at the end of the reporting period

As at 31 December 2014, the Company had a total of 89,654 Shareholders, of which 1 were holders of A Shares subject to a trading moratorium, 89,337 were holders of A Shares without trading moratorium and 316 were holders of H Shares.

(II)	The Top Ten Shareholders and the Top Ten Holders of Tradable Shares at the end of the reporting period

As at 31 December 2014, the top ten Shareholders and the top ten holders of tradable shares not subject to trading moratorium were as follows:

Number of Shareholders and shareholdings
Unit: share
Total number of Shareholders as at 31 December 2014	89,654	Total number of Shareholders as at 23 March 2015	89,263

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Chapter 06    Changes in Shares and Shareholders

Shareholdings of the top ten Shareholders

Name of Shareholder	Class of shares	Percentage holding of the total capital (%)	Number of shares held	Increase/ decrease during the reporting period (shares)	Number of shares held with selling restrictions	Number of pledged or locked shares
Yankuang Group Company Limited	State-owned legal person	52.86	2,600,000,000	0	0	0
HKSCC (Nominees) Limited	Foreign legal person	39.63	1,949,403,499	117,154	0	Unknown
ICBC-Harvest Cycle Select Equity Securities Investment Fund	Others	0.14	6,787,447	6,787,447	0	0
Bosera Value Appreciation Securities Investment Fund	Others	0.12	5,999,977	5,999,977	0	0
BOC-Harvest Stable Open-end Securities Investment Fund	Others	0.12	5,999,897	5,999,897	0	0
CCB-Bosera Yufu CSI300 Index Securities Investment Fund	Others	0.12	5,813,016	2,092,189	0	0
CCB-ChinaAMC GARP Equity Securities Investment Fund	Others	0.10	4,799,898	4,799,898	0	0
BOC-Harvest Service Value-added Industry Securities Investment Fund	Others	0.09	4,613,592	4,613,592	0	0
ICBC-Penghua CIS A Shares Resource Industry Index Classification Securities Investment Fund	Others	0.07	3,297,931	-1,863,486	0	0
BOC-Harvest CIS300 Transactional Open-end Index Securities Investment Fund	Others	0.07	3,247,306	61,853	0	19,800

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Changes in Shares and Shareholders    Chapter 06

Top ten Shareholders holding tradable shares not subject to trading moratorium

Name of Shareholder	Number of tradable shares held	Class of shares held
Yankuang Group Co., Ltd	2,600,000,000	A Shares
HKSCC (Nominees) Limited	1,949,403,499	H Shares
ICBC-Harvest Cycle Select Equity Securities Investment Fund	6,787,447	A Shares
Bosera Value Appreciation Securities Investment Fund	5,999,977	A Shares
BOC-Harvest Stable Open-end Securities Investment Fund	5,999,897	A Shares
CCB-Bosera Yufu CSI300 Index Securities Investment Fund	5,813,016	A Shares
CCB-ChinaAMC GARP Equity Securities Investment Fund	4,799,898	A Shares
BOC-Harvest Service Value-added Industry Securities Investment Fund	4,613,592	A Shares
ICBC-Penghua CIS A Shares Resource Industry Index Classification Securities Investment Fund	3,297,931	A Shares
BOC-Harvest CIS300 Transactional Open-end Index Securities Investment Fund	3,247,306	A Shares
Connected relationship or concerted-party relationship among the above Shareholders	The wholly-owned subsidiary of Yankuang Group incorporated in Hong Kong held 180,000,000 H shares through HKSCC (Nominees) Limited. The manager of ICBC-Harvest Cycle Select Equity Securities Investment Fund, BOC-Harvest Stable Open-end Securities Investment Fund, BOC-Harvest Service Value-added Industry Securities Investment Fund, and BOC-Harvest CIS300 Transactional Open-end Index Securities Investment Fund is Harvest Fund Management Co., Ltd. Apart from this, it is unknown whether other shareholders are connected with one another or whether any of these shareholders fall within the meaning of parties acting in concert.

Notes:

1.	The above information regarding “Total number of Shareholders” and “The top ten Shareholders and the top ten holders of tradable shares” is based on the register of members provided by the China Securities Depository and Clearing Corporation Limited Shanghai Branch and the Hong Kong Registrars Limited.

2.	As the clearing and settlement agent for the Company’s H Shares, HKSCC (Nominees) Limited holds the Company’s H Shares in the capacity of a nominee.

3.	As at 31 December 2014, among the A shares of the Company held by Jiashi CSI300 Transactional Open-end Index Securities Investment Fund, 19,800 A shares of which were frozen because of the redemption.

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Chapter 06     Changes in Shares and Shareholders

(III)	Substantial Shareholders’ Interests and Short Positions in the Shares and Underlying Shares of the Company

As far as the Directors are aware, save as disclosed below, as at 31 December 2014, other than the Directors, Supervisors or chief executives of the Company, there were no other persons who were substantial shareholders of the Company or had interests or short positions in the shares or underlying shares of the Company, which should: I. be disclosed pursuant to Sections 2 and 3 under Part XV of the Securities and Futures Ordinance (the “SFO”); II. be recorded in the register to be kept pursuant to Section 336 of the SFO; III. notify the Company and the Hong Kong Stock Exchange in other way.

Name of substantial shareholders	Class of shares	Capacity	Number of shares held (shares)	Nature of interests	Percentage in the H share capital of the Company	Percentage in total share capital of the Company
Yankuang Group	A Shares (state-owned legal person shares)	Beneficial owner	2,600,000,000	Long position	—	52.86%
Yankuang Group (Note 1)	H shares	Interest of controlled corporations	180,000,000	Long position	9.19%	3.66%
BlackRock, Inc.	H shares	Interest of controlled corporations	121,441,511	Long position	6.20%	2.47%
			36,188,000	Short position	1.85%	0.74%
Templeton Asset Management Ltd.	H Shares	Investment manager	255,382,101	Long position	13.04%	5.19%
JP Morgan Chase & Co.	H Shares	Beneficial owner	45,555,897	Long position	2.33%	0.93%
			24,250,037	Short position	1.23%	0.49%
		Investment manager	2,000	Long position	0.00%	0.00%
		Custodian corporation/ approved lending agent	70,404,747	Long position	3.59%	1.43%
BNP Paribas Investment Partners SA	H Shares	Investment manager	117,641,207	Long position	6.00%	2.39%

Notes:

1.	Yankuang Group’s wholly-owned subsidiary incorporated in Hong Kong holds such H shares in the capacity of beneficial owner.

2.	The percentage figures above have been rounded off to the nearest second decimal place.

3.	Information disclosed hereby is based on the information available on the website of Hong Kong Stock Exchange at www.hkex.com.hk.

76        Yanzhou Coal Mining Company Limited

Changes in Shares and Shareholders    Chapter 06

(IV)	Legal Persons as Shareholders with Shareholding of 10% or More

During the reporting period, the Controlling Shareholder or actual controller of the Company remained unchanged.

As at 31 December 2014, Yankuang Group held 2,600,000,000 shares in the Company, representing 52.86% of the total share capital of the Company; the wholly-owned subsidiary of Yankuang Group incorporated in Hong Kong held 180,000,000 shares in the Company, representing 3.66% of the total share capital of the Company; Yankuang Group and the wholly-owned subsidiary incorporated in Hong Kong held 2,780,000,000 shares in the Company, representing 56.52% of the total share capital of the Company.

Yankuang Group, a wholly state-owned enterprise, is the Controlling Shareholder of the Company established upon reform on 12 March 1996. Its registered capital is RMB3,353.388 million, the organization code is 16612000-2, and its legal representative is Mr. Li Xiyong. Yankuang Group is principally engaged in coal production& sales, coal chemicals, coal-electrolytic aluminum and the manufacturing of whole set of machinery and electrical equipment and financial investment. The actual controller of Yankuang Group is the State-owned Assets Supervision and Administration Commission of Shandong Provincial Government.

In 2014, the operating income of Yankuang Group was RMB112 billion with total operating profit of RMB2 billion and net operating cash flow of RMB3 billion. By the end of 2014, the total asset, total liability and total owner’s equity were RMB199 billion, RMB149.1 billion and RMB49.9 billion, respectively.

Yankuang Group strategically positions itself as a new-type, internationalized and integrated energy group and industry & finance group. Optimizing coal industry, extending industrial chain and promoting the coordinated development of conventional and new energy, Yankuang will become a comprehensive energy supplier and value-added service provider both in domestic and overseas. Adjusted with the law of development of entity industry, Yankuang will extend financial service and exploit financial sector based on present business and self-services to achieve the reciprocal boost and harmonious development between financial assets and entity industry.

As at 31 December 2014, share equities held by Yankuang Group of other listed controlled companies and joint stock companies at home and abroad are as follows:

No.	Name of the Listed company	Stock exchange	Stock code	Number of shares held (shares)	Percentage of shares held (%)
1	Guizhou Panjiang Refined Coal Co., Ltd.	Shanghai Stock Exchange	600395	191,972,653	11.60
2	Rizhao Port Co., Ltd.	Shanghai Stock Exchange	600017	186,514,800	7.09
3	Tiandi Science and Technology Co., Ltd.	Shanghai Stock Exchange	600582	17,470,297	0.92
4	Shenzhen DAS Intelligence Co., Ltd.	Shenzhen Stock Exchange	002421	230,000	0.08

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Chapter 06    Changes in Shares and Shareholders

Diagram of equity and relationship of control between the Company and the actual controller:

As at 31 December 2014, HKSCC Nominees Limited held 1,949,403,499 H Shares, representing 39.63% of the total share capital of the Company. HKSCC Nominees Limited is a participant of the Central Clearing and Settlement System and provides securities registrations and trustee services to its customers.

(VI)	Pre-emptive Rights

The Articles and the laws of the PRC do not contain any provision for any pre-emptive rights requiring the Company to offer new shares on a pro-rata basis to its existing Shareholders.

Chapter 7 Directors, Supervisors, Senior Management and Employees

78    Yanzhou Coal Mining Company Limited

Chapter 07

Directors, Supervisors, Senior Management and Employees

I.	BASIC INFORMATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

1.	Basic information of Directors, Supervisors and senior management

Name	Gender	Title	Number of domestic shares held at the beginning of this reporting period (shares)	Increase/ decrease of this reporting period (shares)	Number of domestic shares held at the end of this reporting period (shares)	Reasons for change	Beginning Date & ending date of the current office term Note1
Li Xiyong	Male	Chairman of the Board	0	0	0	—	14 May 2014 - 14 May 2017
Yin Mingde	Male	Director, General manager	0	0	0	—	14 May 2014 - 14 May 2017
Wu Yuxiang	Male	Director, Chief Financial Officer	20,000	0	20,000	No change	14 May 2014 - 14 May 2017
Zhang Baocai	Male	Director, Deputy general manager, Secretary to the Board	0	0	0	—	14 May 2014 - 14 May 2017
Wu Xiangqian	Male	Director	0	0	0	—	14 May 2014 - 14 May 2017
Jiang Qingquan	Male	Employee director	0	0	0	—	26 April 2014 - 14 May 2017
Wang Lijie	Male	Independent director	0	0	0	—	14 May 2014 - 14 May 2017
Jia Shaohua	Male	Independent director	0	0	0	—	14 May 2014 - 14 May 2017
Wang Xiaojun	Male	Independent director	0	0	0	—	14 May 2014 - 14 May 2017
Xue Youzhi	Male	Independent director	0	0	0	—	14 May 2014 - 14 May 2017
Shi Xuerang	Male	Chairman of supervisory committee	0	0	0	—	14 May 2014 - 14 May 2017
Zhang Shengdong	Male	Vice chairman of supervisory committee	0	0	0	—	14 May 2014 - 14 May 2017
Gu Shisheng	Male	Supervisor	0	0	0	—	14 May 2014 - 14 May 2017
Zhen Ailan	Female	Supervisor	0	0	0	—	14 May 2014 - 14 May 2017
Guo Jun	Male	Employee supervisor	0	0	0	—	26 April 2014 - 14 May 2017
Chen Zhongyi	Male	Employee supervisor	0	0	0	—	26 April 2014 - 14 May 2017
Shi Chengzhong	Male	Deputy general manager	0	0	0	—	14 May 2014 - 14 May 2017
Liu Chun	Male	Deputy general manager	0	0	0	—	14 May 2014 - 14 May 2017
Ding Guangmu	Male	Deputy general manager	0	0	0	—	14 May 2014 - 14 May 2017
Wang Fuqi	Male	Chief engineer	0	0	0	—	14 May 2014 - 14 May 2017
Zhao Honggang	Male	Deputy general manager	0	0	0	—	23 December 2014 - 14 May 2017

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Chapter 07     Directors, Supervisors, Senior Management and Employees

Notes:

1.	The above terms of office end at the closing of the Shareholders’ meeting for the election of members for the new sessions of the Board and Supervisory Committee and at the closing of the Board meeting for the appointment or dismissal of senior management, respectively.

2.	Save as disclosed above, as at 31 December 2014, none of the Directors, chief executives or Supervisors had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (as defined in Part XV of the SFO) which (i) was required to be recorded in the register established and maintained in accordance with section 352 of the SFO; or (ii) was required to be notified to the Company and Hong Kong Stock Exchange in accordance with the Model Code for Securities Transactions by Directors of the Listed Issuers (the “Model Code”) (Appendix 10 to the Hong Kong Listing Rules) (which shall be deemed to apply to the Supervisors to the same extent as it applies to the Directors).

As at 31 December 2014, the Directors, Supervisors and senior management together held 20,000 A Shares, representing 0.0004% of the Company’s total issued share. The Directors held these shares as beneficial owners.

All of the above disclosed interests represent the Company’s long position in shares.

As at 31 December 2014, none of the Directors, Supervisors, senior management nor their respective spouses or children under the age of 18 were granted any restricted shares of the Company or any rights to subscribe for any shares or debentures of the Company or its associated corporations.

2.	Resignation of Directors, Supervisors and senior management during the reporting period and as at the date of this report

Name	Gender	Title	Number of domestic shares held at the beginning of this reporting period (shares)	Increase/ decrease of this reporting period (shares)	Number of domestic shares held at the end of this reporting period (shares)	Reasons for change	Beginning Date & ending date of the current office term
Zhang Xinwen	Male	Vice Chairman	0	0	0	—	14 May 2014 - 13 March 2015
Zhang Yingmin	Male	Director	0	0	0	—	20 May 2011 - 14 May 2014
		General manager					20 May 2011 - 8 January 2014
Dong Yunqing	Male	Employee director	0	0	0	—	22 March 2011 - 14 May 2014
Wang Xianzheng	Male	Independent director	0	0	0	—	20 May 2011 - 14 May 2014
Cheng Faguang	Male	Independent director	0	0	0	—	20 May 2011 - 14 May 2014
Wei Huanmin	Male	Employee supervisor	0	0	0	—	22 March 2011 - 14 May 2014
Xu Bentai	Male	Employee supervisor	0	0	0	—	22 March 2011 - 14 May 2014
He Ye	Male	Deputy general manager	0	0	0	—	20 May 2011 - 6 March 2014
Lai Cunliang	Male	Deputy general manager	0	0	0	—	20 May 2011 - 6 March 2014
Tian Fengze	Male	Deputy general manager	0	0	0	—	20 May 2011 - 6 March 2014
Ni Xinghua	Male	Chief engineer	0	0	0	—	20 May 2011 - 6 March 2014

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II.	MAJOR WORK PROFILE

(I)	Brief Biography of Directors, Supervisors and Senior Management

Directors

LI Xiyong, born in October 1963, a research fellow in applied engineering technology with an EMBA degree, is the chairman of the Company and chairman and secretary of the party committee of Yankuang Group. Mr. Li commenced his career in the year of 1981. He was appointed as the head of Huafeng Coal Mine of Xinwen Mining Group Co., Ltd. (“Xinwen Group”) in May 2001. In June 2006, he was appointed as the deputy general manager of Xinwen Group. In May 2010, he was appointed as the chairman and secretary of the party committee of Xinwen Group. In March 2011, he was appointed as the vice chairman of Shandong Energy Group Co., Ltd. and the chairman and secretary of the party committee of Xinwen Group. In July 2013, he was appointed as the director, general manager and deputy secretary of the party committee of Yankuang Group. In February 2015, he was appointed as the chairman and party committee secretary of Yankuang Group. In September 2013, he was appointed as the chairman of the Company. Mr. Li graduated from Shandong University of Science and Technology and Nankai University.

YIN Mingde, born in December 1962, a senior engineer, a senior administrative officer and a certified safety engineer with a master’s degree, is a director and the general manager of the Company. Mr. Yin joined the Company’s predecessor in 1980 and became deputy manager of Beisu Coal Mine in 1997. In 2000, he was appointed as the deputy director of Marketing Department under Strategic Resource Development Department of Yankuang Group. In 2002, he was appointed as the general manager of Yankuang Group Shanxi Neng Hua Co., Ltd. In 2006, he was appointed as the general manager of Yanzhou Coal Shanxi Neng Hua Co., Ltd. and the chairman and party committee secretary of Shanxi Tianhao Chemicals Co., Ltd. In 2011, he was appointed as the general manager and deputy secretary of party committee of Yanzhou Coal Ordos Neng Hua Co., Ltd. In 2012, he was appointed as the chairman, general manager and deputy secretary of party committee of Yanzhou Coal Ordos Neng Hua Co., Ltd. and the chairman of Inner Mongolia Haosheng Coal Mining Co., Ltd. In March 2014, he was appointed as the general manager of the Company. In May 2014, he was appointed as a Director of the Company. Mr. Yin graduated from East China Normal University.

WU Yuxiang, born in January 1962, a senior accountant with a master’s degree, is a Director and the chief financial officer of the Company. Mr. Wu joined the Company’s predecessor in 1981. Mr. Wu was appointed as the director of the Finance Department of the Company in 1997, and was appointed as a Director and the chief financial officer of the Company in 2002. Mr. Wu graduated from the Party School of Shandong Provincial Communist Committee.

ZHANG Baocai, born in May 1967, a senior accountant with an EMBA degree, is a Director, the deputy manager and the board secretary of the Company. Mr. Zhang joined the Company’s predecessor in 1989 and was appointed as the director of the Planning and Finance Department of the Company in 2002. He was appointed as a Director and the board secretary of the Company in 2006 and was appointed as the deputy general manger of the Company in 2011. Mr. Zhang graduated from Nankai University.

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WU Xiangqian, born in February 1966, a research fellow in applied engineering technology and a doctor of engineering, is a Director of the Company. Wu joined the predecessor Company in 1988. In 2003, he was appointed as a deputy head of Jining No.3 Coal Mine of the Company. In 2004, Mr. Wu was appointed as the deputy head and chief engineer of Jining No.3 Coal Mine. In 2006, he was appointed as the head of Jining No.3 Coal Mine. In March 2014, he was promoted as the chairman and general manager of Yanzhou Coal Ordos Neng Hua Co., Ltd. and chairman of Inner Mongolia Haosheng Coal Mining Co., Ltd. In May 2014, he was appointed as a Director of the Company. Mr. Wu graduated from Shandong University of Science and Technology.

JIANG Qingquan, born in December 1963, a senior administrative officer and engineer with a master’s degree, is an employee director of the Company. Mr. Jiang joined the Company’s predecessor in 1984 and served as the office director of Safety Supervision Bureau of Yankuang Group in 1994 (worked in Personnel Division of Yankuang Group from November 1996 to September 1997). He served as the vice president of Yankuang Group General Hospital in 1997(worked in Organization Department of Yankuang Group from June 1999 to January 2000). He served as the party committee secretary of the Railway Transportation Department of Yankuang Group in 2000. He served as the head and the deputy party committee secretary of the Railway Transportation Department in 2004. He was appointed as the general manager assistant of the Company in 2012 and the chairman of the Trade Union of the Company in March 2014. He was appointed as an employee director of the Company in April 2014. Mr. Jiang graduated from the Qufu Normal University and the Party School of Shandong Provincial Communist Committee.

Independent Non-Executive Directors

WANG Lijie, born in March 1953, is a professor and doctoral advisor. Mr. Wang is currently the director of the Institute for Energy Economics Research at China University of Mining and Technology (Beijing), the director of Coal Professional Committee of China Society of Technology Economics and the deputy director of Economic Management Professional Committee of China Coal Society. Mr. Wang is a professional technical talent in the coal industry, who enjoys government special allowances. He was the dean of School of Management of China University of Mining and Technology (Beijing), mainly engages in research work in mining, energy economics management and policy, business strategy etc. Mr. Wang is also the independent director of Beijing LongRuan Technologies Inc. and Henan Dayou Energy Co., Ltd. Mr. Wang graduated from China University of Mining and Technology (Beijing).

JIA Shaohua, born in December 1950, doctor of economics, a researcher, Mr. Jia is currently the director of Tax Education Institute of the Central University of Finance and Economics and vice president of the China Society for Finance and Tax Law, as well as the graduate advisor of the Central University of Finance and Economics, the Graduate School of Chinese Academy of Social Sciences, the Graduate School of Research Institute of Ministry of Finance, PRC who enjoys the special allowance from the State Council. Mr. Jia was the director of the Finance Department in Ningxia Autonomous Region, the deputy general manager of Hainan Commercial Group Company, the deputy director of Jiangxi and Hainan Provincial Office, SAT, the dean of Tax Leadership Academy of the State Administration of Taxation, and the edition-in-chief of the China Taxation Publisher etc. Mr. Jia has rich experience in accounting & tax and completed over a number of key research subjects at national and provincial level Mr. Jia is also the independent director of Harbin Electric Corporation Jiamusi Electric Machine Co., Ltd., JA Solar Holdings Co., Ltd., Zhuhai Letong Chemical Co., Ltd. and Haima Automobile Group Co., Ltd Mr. Jia graduated from the Graduate School of Chinese Academy of Social Sciences.

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WANG Xiaojun, born in August 1954, a solicitor admitted in the PRC, Hong Kong, England and Wales, a holder of master degree in law, is a partner of Jun He Law Offices and an independent non-executive director of the Company. He was admitted in the PRC, Hong Kong, England and Wales in 1988, 1995 and 1996, respectively. Mr. Wang has worked as a legal adviser in the Hong Kong Stock Exchange and Richards Butler. He was an independent non-executive director of the Company from 2002 to 2008, Mr. Wang is also an independent non-executive director of China Aerospace International Holdings Limited, Livzon Pharmaceutical Group Co., Ltd. and Oriental Patron Financial Investments Ltd. Mr. Wang graduated from the Renmin University of China and the Graduate School of the Chinese Academy of Social Sciences.

XUE Youzhi, born in March 1965, is a holder of a master degree in corporate management, a doctoral degree in economics, a postdoctoral degree in business administration. Mr. Xue is currently the vice president, the professor and the doctoral advisor in the School of Business of Nankai University. Mr. Xue has rich experience in economics & management and completed over a number of national natural science fund and national social science fund projects. Mr. Xue was appointed as the vice president of the School of Business of Nankai University in 2005. Mr. Xue graduated from Jilin University and Nankai University.

Supervisors

SHI Xuerang, born in February 1955, a senior engineer with an Executive Master of Business Administration degree, is the chairman of supervisory committee of the Company and the deputy secretary of the party committee of Yankuang Group. From 2001 to 2003, Mr. Shi acted as the deputy general manager of Xinwen Coal Mining Group Company Limited. Mr. Shi served as the deputy general manager of Yankuang Group in 2003 Mr. Shi was appointed as a Director of the Company in 2005 and the chairman of the supervisory committee of the Company in May 2014. Mr. Shi graduated from Nankai University.

ZHANG Shengdong, born in March 1957, a senior accountant, is the vice chairman of the supervisory committee of the Company and the deputy general manager of Yankuang Group. Mr. Zhang joined the Company’s predecessor in 1981 and became the director of the Finance Management Department of Yankuang Group in 1999. Mr. Zhang served as the deputy chief accountant of Yankuang Group and a Supervisor of the Company in 2002. Mr. Zhang was appointed as the general manager assistant of Yankuang Group in 2008. Mr. Zhang was appointed as the deputy general manager of Yankuang Group in January 2014 and the vice chairman of the supervisory committee in May 2014. Mr. Zhang graduated from China University of Mining and Technology.

GU Shisheng, born in January 1964, a professor level senior administrative officer with a master’s degree, is a supervisory of the Company and the chairman of the Trade Union of Yankuang Group. Mr. Gu joined the Company’s predecessor in 1979. He served as the deputy party committee secretary of Xinglongzhuang coal mine of Yankuang Group in 1996 and the party committee secretary of Xinglongzhuang coal mine of the Company in 2002. He served as the deputy secretary of the Discipline Inspection Commission and the director of Supervision Department of Yankuang Group in 2003. He was appointed as the chairman of the Trade Union of Yankuang Group in January 2014 and a Supervisor of the Company in May 2014. Mr. Gu graduated from the Party School of Shandong Provincial Communist Committee.

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Chapter 07    Directors, Supervisors, Senior Management and Employees

ZHEN Ailan, born in November 1963, is a senior accountant, a senior auditor, a Supervisor of the Company, the deputy chief accountant and the director of the Audit & Risk Department of Yankuang Group. Ms. Zhen joined the predecessor Company in 1980. She served as the deputy director of the Audit Division of Yankuang Group in 2002 and was appointed as the deputy director of the Audit Department of Yankuang Group in 2005. In 2012, Ms. Zhen served as the director of the Audit Department of Yankuang Group. In March 2014, she was appointed as the deputy chief accountant and the director of the Audit & Risk Department of Yankuang Group. In 2008, Ms. Zhen served as a Supervisor of the Company. Ms. Zhen graduated from Dongbei University of Finance and Economics.

GUO Jun, born in January 1963, is a professor-level senior administrative officer, a senior economist, a doctor of business administration, an Employee Supervisor of the Company and the Secretary of the Discipline Inspection Commission of Yankuang Group. Mr. Guo joined the predecessor Company in 1980 and served as the Director of the economic division of the General Manager’s Office in 1996. He was appointed as the Deputy Director of the General Manager’s Office in 1997 and served as the Office Director of Board of Directors respectively in 2000 and 2002. He was appointed as the Secretary of the Party committee and Deputy Chief of Baodian Coal Mine of the Company in 2004. In March 2014, Mr. Guo was appointed as the Secretary of the Discipline Inspection Commission of the Company and served as the employee supervisor of the Company in April 2014. Mr. Guo graduated from the China Mining University (Beijing).

CHEN Zhongyi, born in December 1965, is a professor-level senior administrative officer with a bachelor’s degree, an Employee Supervisor of the Company and the Vice Chairman of trade union. Mr. Chen joined the predecessor Company in 1986 and served as the Director of the Mass Work Department, the Secretary of the Youth League Committee and the Vice Chairman of trade union in 2002. He was appointed as the Vice Chairman of trade union in 2008 and served as the Director of Parties Working Department of the Company in March 2014. In April 2014, Mr. Chen was appointed as an Employee Supervisor of the Company. Mr. Chen graduated from the Party School of CPC Shandong Provincial Committee.

Senior Management

SHI Chengzhong, born in December 1962, a research fellow in applied engineering technology with a master’s degree in mining engineering and an EMBA degree, serves as a deputy general manager of the Company. Mr. Shi joined the predecessor Company in 1983 and served as a deputy chief engineer of Yankuang Group in 2000. Mr. Shi was appointed as a deputy general manager of the Company in 2002. Mr. Shi graduated from Northeastern University and Nankai University.

LIU Chun, born in September 1961, a research fellow in applied engineering technology with an EMBA degree, serves as a deputy general manager of the Company. Mr. Liu joined the predecessor Company in 1983 and was appointed as the director of Coal Sales and Transportation Department of the Company in 2002. Mr. Liu has been promoted to be a deputy general manager of the Company in 2011. Mr. Liu graduated from Nankai University.

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DING Guangmu, born in September 1960, a senior economist with an EMBA degree, serves as a deputy general manager of the Company. Mr. Ding joined the predecessor Company in 1978 and served as the director of Vehicle Management Division of Yankuang Group. In 1999, he was appointed as deputy director of Materials & Goods Supply Centre of the Company. In 2002, he was appointed as the director and deputy secretary of party committee of Materials & Goods Supply Centre of the Company. In 2013, he served as the assistant general manager of the Company. In March 2014, he was appointed as the deputy general manager of the Company. Mr. Ding graduated from Shanghai Maritime University.

WANG Fuqi, born in May 1964, a research fellow in applied engineering technology with an EMBA degree and master of engineering, serves as the chief engineer of the Company. Mr. Wang joined the predecessor Company in 1985. In 2000, he was appointed as the chief engineer of Production and Technology Division of Yankuang Group. In 2002, he served as the director of Production and Technique Department of the Company. In 2003, he was appointed as the deputy chief engineer of the Company and director of Production and Technique Department of the Company. In March 2004, he served as the chief engineer of the Company. Mr. Wang graduated from Northeastern University and Nankai University.

ZHAO Honggang, born in November 1965, a research fellow in applied engineering technology and master of engineering, serves as the deputy general manager of the Company. Mr. Zhao joined the predecessor Company in 1987 and served as the deputy chief of Dongtan Coal Mine of the Company in March 2006. In March 2009, he was appointed as the director of Electromechanical Department. In December 2013, he served as the chairman and general manager of Shandong Huaju Energy Co., Ltd. In December 2014, he was appointed as the deputy general manager of the Company. Mr. Zhao graduated from Shandong University of Science and Technology.

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(II)	Term of office of Directors, Supervisors and senior management in Yankuang Group

Name	Unit	Title	Employment
Li Xiyong	Yankuang Group	Director, chairman, secretary of the party committee	Since 15 February 2015

Shi Xuerang	Yankuang Group	Deputy general manager	From 16 October 2003 to 29 January 2014

		Deputy secretary of the party committee	Since 16 January 2014

Zhang Shengdong	Yankuang Group	Director of the Finance Management Department	From 28 January 1999 to 3 February 2014

		Deputy chief accountant	From 9 June 2002 to 3 February 2014

		Assistant to the general manager	From 30 October 2008 to 3 February 2014

		Deputy general manager	Since 29 January 2014

Gu Shisheng	Yankuang Group	Union chairman	Since 29 January 2014

Zhen Ailan	Yankuang Group	Director of Audit Department	From 2 December 2012 to 4 March 2014

		Deputy chief accountant	Since 5 March 2014

Director of Audit and Risk Management Department

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(III)	Term of office of Directors, Supervisors and senior management in other entities in addition to Yankuang Group

Name	Unit	Title	Employment
Li Xiyong	Yancoal Australia Limited	Chairman of the board	Since 9 September 2013

	Yancoal International (Holding) Co., Ltd.	Chairman of the board	Since 9 September 2013

Yin Mingde	Yancoal International (Holding) Co., Ltd.	Director	Since 12 January 2015

Wu Yuxiang	Yanmei Heze Neng Hua Co., Ltd.	Director	Since 14 May 2004
	Yancoal Australia Limited	Director	Since 13 August 2005

	Yanzhou Coal Shanxi Neng Hua Co., Ltd.	Director	Since 15 June 2007

	Huadian Zouxian Power Generation Co., Ltd.	Chairman of the supervisory committee	Since 14 August 2007

	Yancoal International (Holding) Co., Ltd	Director	Since 1 September 2011

	Zhongyin Financial Leasing Co., Ltd.	Chairman of the board	Since 5 May 2014

	Duanxin Investment Holding (Beijing) Co., Ltd.	Chairman of the board	Since 17 November 2014

Zhang Baocai	Yanzhou Coal Yulin Neng Hua Co., Ltd	Director	Since 23 July 2008

	Inner Mongolia Haosheng Coal Mining Co., Ltd.	Director	Since 17 November 2010

	Shaanxi Future Energy Chemical Co., Ltd.	Chairman of the supervisory committee	Since 22 January 2011

	Yancoal International (Holding) Co., Ltd.	Director	Since 1 September 2011

	Yancoal Australia Limited	Director	Since 26 June 2012

		Vice chairman of the board	Since 20 December 2013

		Chairman of executive committee	Since 20 January 2014

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Name	Unit	Title	Employment
Wu Xiangqian	Yanzhou Coal Ordos Neng Hua Co., Ltd.	Chairman of the board, General manager	Since 5 March 2014

	Inner Mongolia Haosheng Coal Mining Co., Ltd.	Chairman of the board

Wang Lijie	Beijing LongRuan Technologies Inc.	Independent director	Since 20 November 2011

	Henan Dayou Energy Co., Ltd.	Independent director	Since 6 May 2011

Jia Shaohua	Harbin Electric Corporation Jiamusi Electric Machine Co., Ltd.	Independent director	Since 1 July 2012

	JA Solar Holdings Co., Ltd.	Independent director	Since 17 October 2012

	Haima Automobile Group Co., Ltd.	Independent director	Since 14 November 2014

	Zhuhai Letong Chemical Co., Ltd.	Independent director	Since 12 August 2013

Wang Xiaojun	Oriental Patron Financial Investments Ltd.	Independent director	Since 20 August 2004

	China Aerospace International Holdings Ltd	Independent director	Since 22 March 2013

	Livon Pharmaceutical Group Co., Ltd.	Independent director	Since 16 September 2013

Zhang Shengdong	Yanzhou Coal Shanxi Neng Hua Co., Ltd.	Chairman of the supervisory committee	Since 15 June 2007

	Yankuang Group Finance Co., Ltd.	Chairman of the board	Since 20 July 2011

	Shaanxi Future Energy Chemical Co. Ltd.	Director	Since 22 January 2011

Zhen Ailan	Beijing Silver Letter Guanghua Real Estate Development Co., Ltd.	Supervisor	Since 30 August 2005

	Jinan Sunshine 100 Estate Development Co., Ltd.	Supervisor	Since 30 August 2005

	Yankuang Group Finance Co., Ltd.	Chairman of the board of Supervisors	Since 18 April 2010

	Yankuang Group Donghua Co., Ltd.	Chairman of the supervisory committee	Since 1 September 2011

	Yankuang Aluminum International Trade Co., Ltd	Head of the supervisory committee	Since 3 February 2010

	Yanmei Heze Neng Hua Co., Ltd.	Supervisor	Since 26 July 2014

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Name	Unit	Title	Employment
Guo Jun	Yanmei Heze Neng Hua Co., Ltd.	Head of the Supervisory Committee	Since 26 July 2014

Shi Chengzhong	Yanzhou Coal Shanxi Neng Hua Co., Ltd.	Chairman	Since 14 November 2011

	Shaanxi Future Energy Chemical Co. Ltd.	Director	Since 22 January 2011

	Yanmei Heze Neng Hua Co., Ltd.	Director	Since 26 July 2014

Liu Chun	Huadian Zouxian Power Generation Company Limited	Vice chairman of the board	Since 5 May 2011

	Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd.	Chairman of the board	Since 17 January 2013

	Shandong Coal Trading Centre Co., Ltd	Chairman of the board	Since 29 September 2013

	Shandong Zhongyin Logistics & Trade Co., Ltd.	Chairman of the board	Since 14 March 2014

	Shengdi Fenlei Coal Preparation Engineering Technology (Tianjin) Co., Ltd.	Chairman of the board	Since 14 March 2014

	Yanzhou Coal Shanxi Neng Hua Co., Ltd.	Director	Since 20 August 2013

Ding Guangmu	Shandong Zhongyin Logistics & Trade Co., Ltd.	Director, General manager	Since 14 March 2014

Wang Fuqi	Yanmei Heze Neng Hua Co., Ltd.	Director	Since 26 July 2014

III.	REMUNERATION POLICY AND ANNUAL REMUNERATION FOR DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

The remuneration for the Directors, Supervisors and senior management is proposed to the Board by the remuneration committee under the Board. Upon review and approval by the Board, any remuneration proposal for the Directors and Supervisors will be proposed to the Shareholders’ general meeting for approval. The remuneration for the senior management is reviewed and approved by the Board.

The Company adopts a combined annual remuneration, risk control and special contribution award system as the means for assessing and rewarding the Directors and senior management. The annual remuneration consists of annual basic salary and annual performance salary. The annual basic salary is determined according to the operational scale, profitability, operating management difficulty and employees’ income of the Company, whereas annual performance salary is determined by the actual operational achievement of the Company. The annual basic salaries for the Directors and senior management of the Company are pre-paid on a monthly basis and the annual performance salaries are cashed after the audit assessment to be carried out in the following year.

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The remuneration policy for the other employees of the Group is principally on the basis of the employees’ positions and responsibilities and their quantified assessment results. Performance salaries are linked to the Company’s overall economic efficiency and personal performances.

During the reporting period, the aggregate wages and bonuses paid for Directors, Supervisors and senior management of the Company were RMB8.29352 million (tax inclusive), with details listed below:

			Total salary
		Total salary	receivable by
		payable for the	the end of the	Salary received
		reporting period	reporting period	from the
		(tax inclusive)	(tax inclusive)	Controlling
Name	Title	(RMB’000)	(RMB’000)	Shareholder
Li Xiyong	Chairman of the Board	267.74	267.74	Yes
Yin Mingde	Director, General manager	875.80	875.80	No
Wu Yuxiang	Director Chief Financial Officer	517.56	517.56	No
Zhang Baocai	Director, Deputy general manager, Secretary to the board	2,074.20	2074.20	No
Wu Xiangqian	Director	859.36	859.36	No
Jiang Qingquan	Employee director	395.94	395.94	No
Wang Lijie	Independent director	75.89	75.89	No
Jia Shaohua	Independent director	75.89	75.89	No
Wang Xiaojun	Independent director	130.10	130.10	No
Xue Youzhi	Independent director	130.10	130.10	No
Shi Xuerang	Chairman of Supervisory committee	226.01	226.01	Yes
Zhang Shengdong	Vice Chairman of Supervisory committee	191.43	191.43	Yes
Gu Shisheng	Supervisor	191.43	191.43	Yes
Zhen Ailan	Supervisor	312.65	312.65	Yes
Guo Jun	Employee supervisor	794.15	794.15	No
Chen Zhongyi	Employee supervisor	289.79	289.79	No
Shi Chengzhong	Deputy general manager	546.58	546.58	No
Liu Chun	Deputy general manager	547.00	547.00	No
Ding Guangmu	Deputy general manager	373.11	373.11	No
Wang Fuqi	Chief engineer	390.81	390.81	No
Zhao Honggang	Deputy general manager	217.24	217.24	No

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During the reporting period, the aggregate wages and bonuses paid for the resigned Directors, Supervisors and senior management of the Company were RMB3.30765 million (tax inclusive), with details listed below:

			Total salary
		Total salary	receivable by
		payable for the	the end of the	Salary received
		reporting period	reporting period	from the
		(tax inclusive)	(tax inclusive)	Controlling
Name	Title	(RMB’000)	(RMB’000)	Shareholder
Zhang Xinwen	Vice Chairman	267.44	267.44	Yes
Zhang Yingmin	Director, General manager	226.11	226.11	No
Wang Xianzheng	Independent director	54.21	54.21	No
Cheng Faguang	Independent director	54.21	54.21	No
Dong Yunqing	Employee director	321.79	321.79	No
Wei Huanmin	Employee supervisor	539.30	539.30	No
Xu Bentai	Employee supervisor	566.06	566.06	No
He Ye	Deputy general manager	226.55	226.55	No
Lai Cunliang	Deputy general manager	191.43	191.43	No
Tian Fengze	Deputy general manager	557.67	557.67	No
Ni Xinghua	Chief engineer	570.32	570.32	No

IV.	ELECTION OR RESIGNATION OF DIRECTORS AND SUPERVISORS AND APPOINTMENT OR DISMISSAL OF SENIOR MANAGEMENT DURING THE REPORTING PERIOD

(I)	Changes of Members of the Fifth Session of the Board, Members of the Fifth Session of the Supervisory Committee and Senior Management

Mr. Zhang Yingmin has reached his age of retirement and has tendered his resignation to the Board of the Company. He resigned from the position of the general manager of the Company with effect from 8 January 2014.

Due to work allocation, Mr. He Ye, Mr. Lai Cunliang, Mr. Tian Fengze and Mr. Ni Xinghua have tendered their resignations to the Board, respectively. They resigned from the positions of the deputy general managers and the chief engineer with effect from 6 March 2014.

As considered and approved by the nineteenth meeting of the fifth session of the Board of the Company held on 6 March 2014, Mr. Yin Mingde was appointed as the general manager of the Company; Mr. Ding Guangmu was appointed as the deputy general manager of the Company; and Mr. Wang Fuqi was appointed as the chief engineer of the Company.

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(II)	Election of Members of the Sixth Session of the Board, Members of the Sixth Session of the Supervisory Committee and Appointment of Senior Management

1.	Election of members of the sixth session of the Board and members of the sixth session of the Supervisory Committee of the Company

As approved by 2013 annual general meeting of the Company held on 14 May 2014, Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Wu Xiangqian were elected as the non-independent directors of the sixth session of the Board of the Company. Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi were elected as the independent directors of the sixth session of the Board of the Company. Mr. Shi Xuerang, Mr. Zhang Shengdong, Mr. Gu Shisheng and Ms. Zhen Ailan were elected as non-worker representative supervisors of the sixth session of Supervisory Committee of the Company.

As approved by the employees representative meeting of the Company held on 26 April 2014, Mr. Jiang Qingquan was elected as an employee director of the sixth session of the Board of the Company and Mr. Guo Jun and Mr. Chen Zhongyi were elected as employee supervisors of the sixth session of the Supervisory Committee of the Company.

The term of office of the directors of the sixth session of the Board and supervisors of the sixth session of the Supervisory Committee of the Company were three years commencing from the conclusion of 2013 annual general meeting and ending on the date of the conclusion of the general meeting for the election of directors and supervisors of the seventh session of the Board and Supervisory Committee of the Company.

2.	Election of chairman and vice chairman of the Company

As approved by the first meeting of the sixth session of the Board of the Company on 14 May 2014, Mr. Li Xiyong was elected as chairman of the Company and Mr. Zhang Xinwen was elected as vice chairman of the Company.

3.	Election of chairman and vice chairman of the Supervisory Committee of the Company

As approved by the first meeting of the sixth session of the Supervisory Committee of the Company on 14 May 2014, Mr. Shi Xuerang and Mr. Zhang Shengdong were elected as chairman and vice chairman of the Supervisory Committee of the Company, respectively.

4.	Appointment of senior management

As approved by the first meeting of the sixth session of the Board of the Company held on 14 May 2014, Mr. Yin Mingde was appointed as the general manager of the Company; Mr. Shi Chengzhong, Mr. Zhang Baocai, Mr. Liu Chun and Mr. Ding Guangmu were appointed as the deputy general manager; Mr. Wu Yuxiang was appointed as the chief financial officer; Mr. Zhang Baocai was appointed as the secretary to the Board and Mr. Wang Fuqi was appointed as the chief engineer.

As approved by the sixth meeting of the sixth session of the Board of the Company held on 23 December 2014, Mr. Zhao Honggang was appointed as the deputy general manager of the Company

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(III)	Changes of Members of the Sixth Session of the Board, Members of the Sixth Session of the Supervisory Committee and Senior Management

Due to work allocation, Mr. Zhang Xinwen, the former vice chairman of the Company, has tendered his resignation to the Board and resigned from the positions of director and vice chairman of the Company with effect from 13 March 2015.

Save as disclosed above, there was no other appointment or resignation of Directors, Supervisors and senior management during the reporting period.

(IV)	Changes in Positions of Directors, Supervisors and Senior Management in the Subsidiaries of the Company during the Reporting Period

(Prepared in accordance with the Hong Kong Listing Rules)

Title	Name	Before change	After change	Date of change
Director, General manager	Yin Mingde	Chairman and general manager of Yanzhou Coal Ordos Neng Hua Co., Ltd,	—	5 March 2014
		Chairman of Inner Mongolia Haosheng Coal Mining Co., Ltd	—

		—	Director of Yancoal International (Holding) Company Limited	12 January 2015

Director, Chief Financial Officer	Wu Yuxiang	—	Chairman of Zhongyin Financial Leasing Co., Ltd.	5 May 2014
		—	Chairman of Duanxin Investment Holding (Beijing) Co., Ltd.	17 November 2014

Director, Deputy general manager, Secretary to the Board	Zhang Baocai	Vice chairman of Yancoal Australia Ltd.	Vice chairman and chairman of the Executive Committee of Yancoal Australia Ltd.	20 January 2014

Director	Wu Xiangqian	—	Chairman and general manager of Yanzhou Coal Ordos Neng Hua Co., Ltd.	5 March 2014

		—	Chairman of Inner Mongolia Haosheng Coal Mining Co., Ltd

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Title	Name	Before change	After change	Date of change
Supervisor	Zhen Ailan	—	Supervisor of Yanmei Heze Neng Hua Co., Ltd.	26 July 2014

Employee Supervisor	Guo Jun	—	Chairman of supervisory committee of Yanmei Heze Neng Hua Co., Ltd.	26 July 2014

Deputy general manager	Shi Chengzhong	—	Director of Yanmei Heze Neng Hua Co., Ltd.	26 July 2014

Deputy general manager	Liu Chun	—	Chairman of Shandong Zhongyin Logistics and Trade Co., Ltd.	14 March 2014

Deputy general manager	Ding Guangmu	—	Director and general manager of Shandong Zhongyin Logistics and Trade Co., Ltd.	14 March 2014

Chief Engineer	Wang Fuqi	—	Director of Yanmei Heze Neng Hua Co., Ltd.	26 July 2014

V.	SERVICE CONTRACTS OF DIRECTORS AND SUPERVISORS

No Director or Supervisor has entered into any service contract with the Company, which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

VI.	INTERESTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT IN CONTRACTS

None of the Directors, Supervisors or senior management of the Company had a direct or indirect material interest in any material contract entered into or performed by the Company, its Controlling Shareholder, any of its subsidiaries or fellow subsidiaries during the year ended 31 December 2014.

VII.	DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENTS’ INTERESTS IN COMPETING BUSINESSES

As at 31 December 2014, none of the Directors, Supervisors or senior management has interests in any business that competes or is likely to compete, either directly or indirectly, with the business of the Company.

Except for their working relationship, there is no financial, business, family or any other material relationship between the Directors, Supervisors and senior management of the Company.

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VIII.	EMPLOYEES

As at 31 December 2014, the Group had a total number of 68,193 employees.

Pie chart of specialty composition

Pie chart of education level

The total wages and allowances of the staff of the Group for the year 2014 amounted to RMB5.7297 billion. For the details of remuneration policy, please refer to the section headed “III. Remuneration Policy and Annual Remuneration for Directors, Supervisors and Senior Management” in this chapter.

The Group values the training on employees’ skills and professional quality. By expanding educational training channels and making full use of various training institutions and training methods, the Group focused on the training of professional skills and improved the trainings of first aid in work site, pre-employment, safety technology and high technique talent. 97,805 employees participated in the training in 2014 amounted to 109.06% of the annual training program.

Pursuant to the “Provision of Labor and Services Agreement” signed between the Company and Yankuang Group, Yankuang Group shall provide welfare services to the resigned and retired staff of the Company, while the Company shall pay welfare fees (including welfare expenses required by the PRC such as housing allowance, subsidies and other benefits) to the resigned and retired staff to Yankuang Group. During the reporting period, the total number of resigned and retired staff of which the Group was responsible for their welfare payment was 23,612.

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Chapter 08

Corporate Governance

I.	CORPORATE GOVERNANCE

(In accordance with CASs)

Since the listing of the Company, in accordance with PRC Corporate Law, PRC Securities Law, foreign and domestic laws and regulations in places where the Company’s shares are traded, the Group has set up a relatively regulated and stable corporate governance system and has abided by the corporate governance principles of transparency, accountability and protection of the rights and interests of all Shareholders. There is no significant difference between the corporate governance system and the requirements in relevant documents detailed by the CSRC.

(I)	Improvement on Corporate Governance

The Company has paid close attention to the standardization and legislation of the securities market and actively improved its corporate governance based on its own situation during the reporting period:

As approved at the twentieth meeting of the fifth session of the Board held on 21 March 2014, amendments and improvements were made to Connected Transaction Regulations, Management and Use System of Raised Fund, and Rules for the Management of Relationships with Investors of Yanzhou Coal Mining Company Limited.

As approved at the 2013 annual general meeting held on 14 May 2014, according to the regulatory requirements and based on the actual situation, the Company made some amendments to its Articles. The Company also made corresponding amendments to related provisions in the Rules of Procedures for Shareholder’s General Meeting, the Rules of Procedures for the Board and the Rules of Procedures for Supervisory Committee based on the amendments to the Articles. For details, please refer to the announcements of the Company dated 21 March 2014 in relation to the amendments to the Articles and related governance documents and the announcement dated 14 May 2014 in relation to the resolutions passed at the 2013 annual general meeting. The above announcements were also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange, the Company’s website and/or China Securities Journal and Shanghai Securities News.

As approved at the second meeting of the sixth session of the Board held on 22 August 2014, the amendments were made to the terms of references for the Nomination Committee of the Board of Yanzhou Coal Mining Company Limited, which reflects the diversified policy of the Board.

As approved by Company at the fourth meeting of the sixth session of the Board held on 24 October 2014, the Company established the Rules for Internal Report of Key Information and Rules of Procedures for the General Manager Working Meeting of Yanzhou Coal Mining Company Limited.

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(II)	Shareholders’ General Meeting during the Reporting Period

No.	Session and Number of Meeting	Date of Meeting	Disclosure Date	Resolutions	Resolutions passed or not
1	The 2013 annual general meeting	14 May 2014	15 May 2014	1. The proposal regarding the review and approval of the working report of the Board for the year ended 31 December 2013;

2. The proposal regarding the review and approval of the working report of the supervisory committee of the Company for the year ended 31 December 2013;

3. The proposal regarding the review and approval of the audited financial statements of the Company for the year ended 31 December 2013;

4. The proposal regarding the review and approval of the profit distribution plan of the Company for the year ended 31 December 2013;

5. The proposal regarding the remuneration of the directors and supervisors of the Company for the year ended 31 December 2014;

6. The proposal regarding the renewal of the liability insurance of directors, supervisors and senior officers of the Company;

7. The proposal regarding the review and approval of the reappointment and remuneration of external auditing firm for the year ended 31 December 2014;

8. The proposal regarding the revise of items and annual caps of continuing connected transactions for the year ended 31 December 2014;

9. The proposal regarding the election of the non- dependent directors of the sixth session of the Board;

10. The proposal regarding the election of the independent directors of the sixth session of the Board;

11. The proposal regarding the election of the non- worker representative supervisors of the sixth session of the supervisory committee;

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No.	Session and Number of Meeting	Date of Meeting	Disclosure Date	Resolutions	Resolutions passed or not

				12. The proposal regarding the amendments to the Articles of Association and the Rules of Procedure for the Board;	All passed.

13. The proposal to authorize the Company to carry out domestic and overseas financing activities;

14.    The proposal for the provision of financial guarantee to the Company’s wholly-owned subsidiaries and granting of authorization to Yancoal Australia and its subsidiaries to provide guarantees for the daily operation of the subsidiaries of the Company in Australia;

15. The proposal regarding the general mandate authorizing the Board to issue H Shares;

16. The proposal regarding the grant of the general mandate to the Board to repurchase H Shares.

2	The 2014 first class meeting of the holders of A shares	14 May 2014	15 May 2014	The proposal regarding the grant of the general mandate to the Board to repurchase H Shares.	Passed.

3	The 2014 first class meeting of the holders of H shares	14 May 2014	15 May 2014	The proposal regarding the grant of the general mandate to the Board to repurchase H Shares.	Passed.

4	The 2014 first extraordinary general meeting	24 Oct. 2014	27 Oct. 2014	1. The proposal to authorize the Company to carry out principal guaranteed financing business;	All passed.

2. The proposal for the provision of financial guarantee to Yancoal Australia Limited.
5	The 2014 second extraordinary general meeting	12 Dec. 2014	13 Dec. 2014	1. The proposal regarding the determining items and annual caps of continuing connected transactions from 2015 to 2017;	Except Resolution I in relation to the items of Financial Services Agreement, others were passed.
2. The proposal regarding the rights offer of the convertible hybrid bonds by Yancoal Australia Limited.

Note:	The above announcements regarding the resolutions passed at the Shareholders’ general meetings during the reporting period were published on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company and/or on China Securities Journal and Shanghai Securities News.

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(III)	Work Policy and Performance of Independent Directors

The policy of independent Directors of the Company was introduced and set up in 1997. At the twentieth meeting of the second session of the Board held on 25 April 2005, the Work Policy of Independent Directors of Yanzhou Coal Mining Company Limited was approved. This policy mainly includes the duties and powers of independent Directors, the work policy of independent Directors with regard to the preparation of annual reports, the working conditions and cooperation of independent Directors, the protection of the right to information, risks in relation to independent Directors’ duties and protection against such risks etc The Company has continuously amended and improved the duties of independent Directors according to the relevant listing rules.

The members of the sixth session of the Board include four independent Directors, namely Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi. During the reporting period, the independent Directors have carried out their duties in accordance with the requirements of the CSRC’s Corporate Governance of Listed Companies, Guiding Opinion Relating to the Establishment of Independent Director Systems by Listed Companies, foreign and domestic listing rules, the Articles and the Work Policy of Independent Directors of Yanzhou Coal Mining Company Limited. The independent Directors actively participated in the establishment of special committees under the Board, provided professional and constructive advice on significant matters of the Company and have performed an important function in regulating the operation of the Company by protecting the legitimate interests of the minority Shareholders.

For the details of the attendance at Board meetings and general meetings by independent Directors during the reporting period, please refer to the section headed “(IV) Board Meetings and Director’s Training” under the paragraph headed “II. Report of Corporation Governance” in this chapter.

During the reporting period, the independent Directors have expressed a concurring opinion on the nomination, the election of the Directors, the appointment of the senior management and the 2014 remuneration policies of the Company’s Directors, Supervisors and senior management. They also issued a special opinion in relation to the provision of the external guarantees and carrying out the thermal coal futures hedging operations and entrust management business for the year 2013 and the first half of 2014. Independent opinions were expressed in relation to the execution of ordinary connected transactions for the year 2013, connected transactions on financial services between Yankuang Group Finance Company Limited and the Company, revise the project of ordinary connected transactions and limit trade amount for the year 2014, the project of ordinary connected transactions and annual limit trade amount from 2015 to 2017, connected transactions on the capital increase of Yankuang Group Finance Co., Ltd and provide entrusted loan to Shaanxi Future Energy & Chemical Co., Ltd, Company’s Profit Distribution Plan in 2013, and Company’s Accounting policy changes. During the reporting period, the independent Directors had no objections to any proposal put forward by the Board or other matters.

(IV)	Performance of the Special Committees of the Board

For the details of the performance of the special committees under the Board, please refer to the section headed “(VII) Committees under the Board” under the section headed “II. Report of Corporation Governance” in this chapter.

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(V)	Performance of the Supervisory Committee

During the reporting period, all Supervisors complied with Rules of Procedure for the Supervisory Committee to fulfill their supervising responsibilities, protect the interests of the Company and all Shareholders, adhere to the principles of prudence and trustworthiness and actively carry out their duties with care and diligence pursuant to the PRC Company Law and the Articles.

The Supervisory Committee of the Company had no objections to the supervisory items during the reporting period.

(VI)	“Five Separations”

The Company and the Shareholders are separated in terms of the business, personnel, assets, organization and finance of the Company. Each function is independent and can operate on its own.

(VII)	The Implementation of Insider Management System during the Reporting Period

During the reporting period, the Company strictly enforced the relevant provisions of the insider management system in the Rules for Disclosure of Information of Yanzhou Coal Mining Company Limited and the Registration and Management Rules of Insiders of Yanzhou Coal Mining Company Limited. No insiders traded the shares of the Company by using significant price-sensitive information before such information was disclosed to the public.

(VIII)	Appraisal and Motivation Mechanism for Senior Management and the relevant Reward System during the Reporting Period

The Company has adopted a combined annual remuneration, risk control and special contribution award system as the means for assessing and rewarding the Directors and senior management of the Company. This links the assessment results with the economic and operational achievement of the Company. In accordance with the relevant operation and management indicators and standards, the Company assesses the performance and efficiency of the senior management. Pursuant to the completion of the operation indicators of the senior management and the results of the assessment, the Company would pay the remuneration to the senior management for the year 2014.

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II	REPORT OF CORPORATE GOVERNANCE

(Prepared in accordance with the Hong Kong Listing Rules)

(I)	Compliance with Corporate Governance Practices

The Group has set up a relatively regulated and stable corporate governance system and has abided by the corporate governance principles of transparency, accountability and protection of the rights and interests of all Shareholders.

The Board believes that good corporate governance is important to the operation and development of the Group. The Board regularly reviews corporate governance practices to ensure the Company’s operation is in compliance with the laws, regulations and supervisory rules of places where the shares of the Company are listed, and consistently endeavors to implement a high standard of corporate governance.

The corporate governance rules implemented by the Group include, but not limited to the following: the

Articles, the Rules of Procedures for Shareholders’ General Meeting, the Rules of Procedures for the Board of Directors, the Rules of Procedures for Supervisory Committee, the Work Policy of the Independent Directors, the Rules for Disclosure of Information, the Rules for the Approval and the Disclosure of Connected Transactions of the Company, the Rules for the Management of Relationships with Investors, the Code for Securities Transactions of the Management, the Standard of Conduct and Professional Ethics for Senior Employees, the Measures on the Establishment of Internal Control System and the Measures on Overall Risk Management. For the year ended 31 December 2014 and as of the date of this annual report, the corporate governance rules and practices of the Group are compliant with the principles and the code provisions set out in the Corporate Governance Code (“the Code”) contained in the Hong Kong Listing Rules. Some of the corporate governance practices adopted by the Group are more stringent than the Code.

The following are the major aspects of the corporate governance practice adopted by the Group:

•

To actively carry forward the development of the special committees of the Board. Besides the requirement to establish the audit committee of the Board (the “Audit Committee”), the remuneration committee of the Board (the “Remuneration Committee”) and the nomination committee of the Board (the “Nomination Committee”) as set out in the Code, the Company also established the strategy and development committee of the Board (the “Strategy and Development Committee”). All these committees were entrusted with detailed responsibilities.

•

To formulate more stringent provisions in the Code for Securities Transactions of the Management, and the Standard of Conduct and Professional Ethics of the Senior Employees than those of the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”);

•

To establish an internal control system in accordance with the US Sarbanes-Oxley Act, Guidance on Internal Control for Listed Companies issued by the Shanghai Stock Exchange, General Rules on Internal Control jointly issued by five ministries including the Chinese Ministry of Finance and the provisions under the Code. The standards of the internal control system are more detailed than those of the Code;

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•	To announce the evaluation conclusions of the Board and auditors in relation to the effectiveness of internal control of the Company for the year 2014;

During the reporting period, the Company has strictly complied with the above corporate governance practices, there’s no significant difference between the condition of the Company complied with the Code with the Annual Report 2013 except the Code A.2.1 in “(V) Chairman and Chief Executive Officer”.

(II)	Securities Transactions of Directors and Supervisors

Having made enquiries with all the Directors and Supervisors, the Directors and Supervisors have strictly complied with the Model Code and the Code for Securities Transactions of the Management of the Company during the reporting period.

On 21 April 2006, the Code for Securities Transactions of the Management was approved at the fifth meeting of the third session of the Board. On 23 April 2010, the Code for Securities Transactions of the Management was amended at the fourteenth meeting of the fourth session of the Board. The relevant requirements relating to the securities transactions under the PRC domestic laws, regulations and supervisory requirements are included in the Code for Securities Transactions of the Management, which is drafted based on the Model Code, but is more stringent than the Model Code.

(III)	Board of Directors

As at the disclosure date of this annual report, the Board comprises ten Directors including four independent non-executive Directors. The names, appointments and resignations of the Directors are set out in the section headed “I. Basic Information of Directors, Supervisors and Senior Management” under the chapter headed “Chapter 7 Directors, Supervisors, Senior Management and Employees” in this annual report.

The duties and authorities of the Board and the Management have been documented in detail in the Articles.

The Board is mainly responsible for making strategic decisions of the Company and the supervision of operations of the Company and its management. The Board primarily has the powers to decide on operation plans and investment policy, to formulate the policy for financial decision and distribution of profits, to implement and review the internal control system, to execute the duty of corporate governance and to confirm the management organization and the basic management system of the Company, etc.

The management of the Company is mainly responsible for the operation and management of the production of the Company and shall exercise the following functions and powers: to be in charge of the operation and management of the Company’s production; to organize the implementation of the resolutions of the Board; to organize the implementation of the Company’s annual business plan and investment proposal; to draft plans for the Company’s internal management organization; to draft the Company’s basic management system; to protocol a package of staff’s salary, benefits, awards and penalty, as well as to decide the appointment and dismissal of the staff of the Company, etc.

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The Company has received from each of the independent non-executive Directors an annual confirmation concerning his independence pursuant to the Hong Kong Listing Rules. The Company confirms that all of the four independent non-executive Directors comply with the qualification requirements of independent non-executive Directors as required under the Hong Kong Listing Rules.

The Directors are responsible for preparing the Company’s financial accounts as a true and fair reflection of the Company’s financial situation, operating results and cash flows for the relevant accounting period.

Since 2008, the Company has purchased liability insurance for the Directors, Supervisors and senior management of the Company and its subsidiaries every year.

(IV)	Board Meetings and Director’s Training

According to the Articles and the Rules of Procedures for the Board of Directors, all Directors are entitled to propose matters to be included in the agenda for Board meetings. The Company shall deliver a notice to the Directors of an ordinary Board meeting fourteen days before or for an extraordinary Board meeting, three days before the meeting date; the agenda and information for discussion will be circulated to the Directors for their review five days before an ordinary Board meeting or three days before an extraordinary Board meeting. Minutes of Board meetings record matters considered and the decisions formed by each Director. Draft and final versions of the minutes of Board meetings will be sent to all Directors for their comments and records respectively, in both cases within a reasonable time after the Board meeting is held. The Directors may give comments on the draft minutes of the meeting and shall keep the final version of the board minutes. Each Director is entitled to inspect the minutes of Board meetings kept by the Company at any reasonable time.

The Board and each Director has independent channels to communicate with the senior management of the Company. Any of the Directors is entitled to inspect the files and relevant documents of the Board.

The Company has set up a unit under the Board, through which all Directors are able to access the services of the Secretary of the Board. The Board is entitled, at the Company’s expense, to seek independent professional advice for its Directors in appropriate circumstances. When the Board considers connected transactions, any connected Director would abstain from voting on such transactions.

For the year ended 31 December 2014, nine Board meetings were held.

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The attendance at Board meetings and general meetings by the Directors are as follows:

Name	Attendance rate at the Board meeting	Attendance rate at the general meeting
Li Xiyong	100%	100%
Yin Mingde	100%	75%
Wu Yuxiang	100%	100%
Zhang Baocai	100%	0%
Wu Xiangqian	100%	75%
Jiang Qingquan	100%	100%
Wang Lijie	100%	100%
Jia Shaohua	100%	100%
Wang Xiaojun	100%	100%
Xue Youzhi	100%	80%

The attendance at Board meetings and general meetings by the resigned Directors during the term of office are as follows:

Name	Attendance rate at the Board meeting	Attendance rate at the general meeting
Zhang Xinwen	100%	80%
Zhang Yingmin	100%	100%
Shi Xuerang	100%	100%
Dong Yunqing	100%	100%
Wang Xianzheng	100%	0%
Cheng Faguang	100%	0%

Note:	In accordance with the Guide on the Articles of Association of Listed Company issued by the CSRC and the Articles, the Directors may attend the meeting, give opinions on matters to be discussed and vote for the resolutions at the meeting by means of electronic communications.

All the Directors were involved in the continued professional development to strengthen their knowledge and skills and make greater contributions to the Board.

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The training of Directors during the reporting period is as follows:

Name	Training
All Directors	The Company invited domestic legal counsel to conduct on-site site training for all the directors, supervisors and senior managements in respect of the information disclosure of listed companies, standardized operation and related transactions on December 12, 2014.

Wu Yuxiang

In 2014, Mr. Wu Yuxiang attended trainings in respect of the evolution of the CFO and the implementation of the lean financial strategy, accounting treatment and practice between the sustainable debt and preferred stock, asset securitization from June 24 to 26. The training was organized by Shanghai Stock Exchange.

On 22 December 2014, Mr. Wu Yuxiang attended a special training in respect of the “Shanghai-Hong Kong Stock Connect” which was organized by the Shandong Securities Regulatory Bureau.

Wu Yuxiang Wu Xiangqian	From October 29 to 30, 2014, Mr. Wu Yuxiang and Mr. Wu Xiangqian attended trainings organized by the Shandong Securities Regulatory Bureau in respect of market value management, equity incentive, etc.

Zhang Baocai

From May 14 to 16, 2014, Mr. Zhang Baocai attended a training organized by the Hong Kong Institute of Chartered Secretaries (HKICS) in respect of the related transactions, major transactions, insider information, shareholders circular and preparatory practices EGM, etc.

From October 28 to 29, 2014, Mr. Zhang Baocai attended a training organized by the Hong Kong Institute of Chartered Secretaries (HKICS) in respect of the internal control standard, value management and crisis control, construction and evaluation of internal control, A+H share company information discloser and insider information control, company internal control.

Jiang Qingquan	From June 26 to 27, 2014, Mr. Jiang Qingquan attended the training in respect of improving the mechanism of security rights and safeguarding the legitimate rights of the investors, modern company social responsibility and the standardized operation of listed companies, etc. organized by the Shandong Bureau of CSRC.

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(V)	Chairman and Chief Executive Officer

Mr. Li Xiyong serves as the Chairman of the Company, and Mr. Yin Mingde is the General Manager. The authorities and responsibilities of the Chairman and the General Manager are clearly divided. Details of such authorities and responsibilities of the Chairman and the General Manager are documented in the Articles.

The duties of the Chairman of the Board include, but are not limited to, (1) to ensure the efficient operation of the Board; (2) to check on the implementation of resolutions passed by the Board; (3) to formulate and continuously improve the corporate governance rules and procedures; (4) to convene and preside over meetings of the Board and ensure that all Directors are properly informed of the current issues and timely acquire complete, accurate and sufficient information at the Board meetings and have sufficient opportunities to speak and express different opinions; (5) to ensure the constructive relationship and efficient communications between the Company and investors, executive directors and non-executive directors.

Under section A.2.1 of the Code (including): the role of chairman and chief executive should be separate and should not be performed by the same individual. From 8 January 2014 to 6 March 2014, before the new general manager was appointed, as the former General Manager, Mr.Zhang Yingmin resigned on 8 January, 2014, the chairman, Mr. Li Xiyong was elected as the temporary General Manager during this period, and this has no significant impact on the Company’s overall governance.

(VI)	Non-Executive Directors

Each of the non-executive Directors has entered into a service contract with the Company. Pursuant to the Articles, the term of office of the members of the Board (including the non-executive Directors) is three years. The members of the Board can be reappointed consecutively after the expiry of the term. However, the term of reappointment of independent non-executive Directors cannot exceed six years.

The duties of the non-executive Director’s include, but are not limited to, the following:

•

to participate in the Board meetings of the Company, provide independent advice on matters involving strategy, policy, performance of the Company, accountability, resources, main appointments and codes of conduct;

•	to play a leading and guiding role in the event of potential conflicts of interest;

•	to act as members of the Audit Committee, Remuneration Committee, Nomination Committee and Strategy and Development Committee;

•	to scrutinize whether the performance of the Company achieves its objectives and targets, supervise and report the performance of the Company.

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(VII)	Committees under the Board

As approved at the first meeting of the sixth session of the Board held on 14 May 2014, the Company set up the Audit Committee, the Remuneration Committee, the Nomination Committee and the Strategy and Development Committee of the sixth session of the Board. All of the special committees under the Board formulate the terms of reference which set out the role, composition and responsibilities of each committee. During the reporting period, every committee performed its duties in compliance with the terms of reference strictly.

As the Company has not established a corporate governance committee, the Board is responsible for matters in relation to corporate governance, including (1) to develop and review the Company’s policies and practices on corporate governance; (2) to review and monitor the training and continuous professional development of directors and senior management; (3) to review and monitor the Company’s policies and practices in relation to their compliance with legal and regulatory requirements; (4) to formulate, review and monitor the code of conduct and compliance manual applicable to employees and Directors; and (5) to review the Company’s compliance with the corporate governance code of the stock exchange on which the Company’s securities are listed and disclosure in the corporate governance report.

Audit Committee of the Board

The Audit Committee comprises four independent Directors, namely Mr. Jia Shaohua, Mr. Wang Lijie, Mr. Wang Xiaojun, Mr. Xue Youzhi and one employee Director Mr. Jiang Qingquan. Mr. Jia Shaohua serves as the Chairman of the Audit Committee.

The Audit Committee’s main responsibilities include recommending the appointment or replacement of external auditor, reviewing the accounting policy, financial information disclosure and financial reporting procedures, and reviewing the internal control system and risk management system of the Company.

During the reporting period, the Audit Committee conscientiously fulfilled the responsibilities specified in the Terms of Reference of the Audit Committee and conducted various tasks in a strict and regulated manner. The Audit Committee already reviewed the interim results of the Company for the first half of 2014 and the final results of the Company for the year 2014, and also examined the operation of the internal control system of the Company for year 2014.

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During the reporting period, the Audit Committee held four meetings. Details are as follows:

Date	Main topics		Member	Attendance

18 March 2014	1.	Reviewed the annual results of the	Cheng Faguang	✓
		Company for the year 2013;	Wang Xianzheng	✓
	2.	Discussed the re-appointment of the	Wang Xiaojun	✓
		auditors and their remuneration for the	Xue Youzhi	✓
		year 2014;	Dong Yunqing	✓
	3.	Debriefed the auditors’ report on
financial report and the work progress of
the internal control system.

21 August 2014	The auditors reported to and discussed with		Jia Shaohua	✓
	the Audit Committee on the problems in the		Wang Lijie	✓
	interim financial auditing of 2014.		Wang Xiaojun	✓
			Xue Youzhi	✓
			Jiang Qingquan	✓

12 December 2014	The management of the Company reported		Jia Shaohua	✓
	to the Audit Committee regarding on the		Wang Lijie	✓
	operation and management of 2014 and the		Wang Xiaojun	✓
	Company’s financial policy, internal audit,		Xue Youzhi	✓
	risk management and anti-fraud practices etc.		Jiang Qingquan	✓

13 January 2015	1.	The auditors reported to and discussed	Jia Shaohua	✓
		with the Audit Committee on the	Wang Lijie	✓
		problems in the annual report 2014;	Wang Xiaojun	✓
	2.	Discussed with the auditors who are	Dong Yunqing	✓
		responsible for the annual audit and	Jiang Qingquan	✓
confirmed the timeline for the annual
audit of the Company’s 2014 financial
report and urged the auditors to submit
the 2014 audit report within the schedule
time.

On 13 January 2015, the Audit Committee discussed with the auditors who are responsible for the annual audit, confirmed the timeline for the annual audit of the Company’s 2013 financial report, urged the auditors to submit the audit report within the scheduled time and also requested in writing the Audit & Risk Management Department and other departments to supervise the auditors’ work.

The Audit Committee timely reviewed the financial report prepared by the Group before the auditors conducted the annual audit and after the auditors provided their preliminary opinions, and formulated the written observation that the financial report truly and fully reflected the overall conditions of the Group.

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At the meeting held by the Audit Committee on 24 March 2015, a resolution relating to the annual financial report was passed and the submission of the report to the Board for review was approved. Resolutions were also made in approving the concluding opinions of the auditors on the auditing work of the Company for the year 2014 as well as the re-appointment of the auditors for the year 2015. The Audit Committee considered that the auditors have made objective and fair auditing opinions in accordance with the related accounting principles and requirements. The appointment of auditors and the decision making process of the payment of their remuneration are in accordance with the law. The Audit Committee proposes to the Company to re-appoint Shine Wing Certified Public Accountants and Grant Thornton as the domestic and international auditor of the Company for the year 2015, respectively.

Remuneration Committee of the Board

The Remuneration Committee is comprised three members: two independent Directors, namely Mr. Xue Youzhi, Mr. Wang Xiaojun, and one employee Director, namely Mr. Jiang Qingquan. Mr. Xue Youzhi serves as the Chairman of the Remuneration Committee.

The Remuneration Committee is mainly responsible for formulating remuneration policies for the Directors, Supervisors and senior management, and recommending to the Board the remuneration plans for the Directors, Supervisors and senior management.

1.	The Assessment and Payment of the Remuneration of the Directors, Supervisors and Senior Management for 2013

Pursuant to the remuneration arrangement approved by the Shareholders’ general meeting and the Board, and with reference to the completion status of the Company’s operating targets for 2013, the remuneration of the Directors, Supervisors and senior management for 2013 were reviewed and paid in accordance with the relevant procedures.

2.	The Review of the Performance of the Directors, Supervisors and Senior Management in 2014

In accordance with related domestic and international supervisory regulations, as well as the internal control system and the Terms of Reference of the Remuneration Committee, the Remuneration Committee has reviewed the remuneration of the Directors, Supervisors and senior management as disclosed by the Company for the year 2014.

Pursuant to the Remuneration Standards and Operation Assessment Methods for the Directors, Supervisors and Senior Management of the Company, and having considered the key financial indicators and the completion status of the operating objectives for the year 2014, the division of work and the key responsibilities of the Directors, Supervisors and senior management, as well as the completion status of performance targets of the Directors, Supervisors and senior management, the Remuneration Committee has reviewed the performance of the Directors, Supervisors and senior management and has made comparisons against the requirements of their performance appraisals. The Remuneration Committee believed that:

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The Company determined the remuneration standards for the Directors, Supervisors and senior management of the Company for the year in accordance with the unified remuneration management system. The remuneration management system and the assessment and reward measures of the Company are in the interest of the employees of the Company and consistent with the principles of more pay for more work and the linkage with performance.

3.	The Review of the Company’s Remuneration Disclosure

The Remuneration Committee reviewed the remuneration of the Directors, Supervisors and senior management as disclosed in this annual report and found the disclosure was consistent with the actual payments made. The disclosure of the remuneration of the Directors, Supervisors and senior management complied with the remuneration management system and was not in violation of the remuneration management system nor was it inconsistent with the remuneration management system.

The members of Remuneration Committee, Mr. Xue Youzhi, Mr. Wang Xiaojun and Mr. Dong Yunqing attended the Remuneration Committee meeting held on 20 March 2014. The resolutions formed in the meeting were as follows:

1.	reviewed and approved the Proposal regarding the Remuneration of the Directors, Supervisors and Senior Management for 2014;

2.	reviewed and approved the Remuneration Standards and Operation Assessment Methods for the Directors, Supervisors and Senior Management.

Nomination Committee of the Board

The Nomination Committee is comprised two independent directors, namely Mr. Wang Xiaojun and Mr. Wang Lijie, and the Chairman Mr. Li Xiyong. Mr. Wang Xiaojun serves as the chairman of the Nomination Committee.

The main duties of the Nomination Committee are: (1) to recommend to the Board on the structure, the number of Directors and the composition of the Board according to the operation, asset scale and share structure of the Company, to realize the diversity of the Board members by considering the related factors according to the Company’s business model and specific needs; (2) to study and formulate the selection criteria and procedures for Directors and senior management, and make relevant recommendations; (3) to extensively identify eligible candidates for the positions of Directors and senior management of the Company, and make relevant recommendations to the Board; (4) to review the candidates for Directors and senior management, and to recommend to the Board on the proposed appointments and the succession plan of Directors and senior management and other relevant matters; (5) to assess the independence of independent non-executive Directors.

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The Nomination Committee held three meetings during the reporting period. The details are as follows:

Date	Main topic	Member	Attendance

18 March 2014	The Nomination Committee held the sixth	Wang Xiaojun	✓
	meeting of the fifth session of the Board to	Li Xiyong	✓
	conduct review on the qualification of the	Cheng Faguang	✓
candidates for directors of the sixth session
of the Board; recommend the Board to
nominate Mr. Li Xiyong, Mr. Zhang Xinwen,
Mr. Yin Mingde, Mr. Wuyuxiang, Mr. Zhang
Baocai, Mr. Wu Xiangqian as the candidates
for non-independent directors of the sixth
session of the Board; and recommend the
Board to nominate Mr. Wang Lijie, Mr. Jia
Shaohua, Mr. Wang Xiaojun, Mr. Xue Youzhi
as the candidates for independent directors of
the sixth session of the Board.

22 August 2014	According to the requirements of the Hong	Wang Xiaojun	✓
	Kong Stock Exchange, the Nomination	Li Xiyong	✓
	Committee formulated and submitted to	Wang Lijie	✓
the Board on Nomination Committee Rules
(amendment) and confirmed the content of
“the policy of diversifying director”.

18 December 2014	The Nomination Committee held the first	Wang Xiaojun	✓
	meeting of the sixth session of the Board to	Li Xiyong	✓
	conduct review on the qualification of Mr.	Wang Lijie	✓
Zhao Honggang, the candidate for deputy
general manager, and recommend the Board
to perform the election procedure.

During the reporting period, the Nomination Committee taking into consideration of the diversity of the Board (including but not limited to gender, age, cultural and educational background, or professional experience) reviewed the structure, size and composition of the Board, made independence assessment of the independent non-executive Directors. The Nomination Committee considered that the structure, size and composition (including skills, knowledge and experience) of the sixth session of the Board were suitable and consistent with the Company’s development strategies and the Company’s operation, asset scale and shareholding structure; the independence of the independent non-executive Directors was in compliance with the regulatory requirements.

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Strategy and Development Committee

The members of the Strategy and Development Committee are Director Mr. Li Xiyong, Director Mr. Yin Mingde and independent Director Mr. Xue Youzhi. Mr. Li Xiyong serves as the Chairman of the Strategy and Development Committee. Mr. Zhang Xinwen, the former director and vice chairman of the Board, resigned from the positions of Director and vice chairman on 13 March 2015. Consequently, he didn’t serve as the member of Strategy and Development Committee of the Company.

The main duties of the Strategy and Development Committee include: (1) to research and propose on the long-term development strategy and significant investment decisions of the Company; (2) to research and propose on the annual strategic development plan and operational plan of the Company; (3) to supervise the implementation of the Company’s strategic plan and operational plan; (4) to research and propose on other significant issues affecting the development of the Company.

The members of Strategy and Development Committee, Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Yin Mingde and Mr. Xue Youzhi attended the Strategy and Development Committee meeting held on 12 December 2014. The resolutions formed in the meeting were as follows:

1.	reviewed the operating strategy of the Company for 2015-2025;

2.	reviewed the plan of production and operation and the plan of capital expenditure of the Company for 2015 and agreed to submit it to the Board for approval.

(VIII)	Auditors’ Remuneration

The details are set out in the section headed “Chapter 5 Significant Events” in this annual report.

(IX)	Company Secretary

At the first meeting of the fifth session of the Board, Mr. Zhang Baocai was appointed as the company secretary. As a member of the Hong Kong Institute of Company Secretaries and with his academic and professional qualification background and relevant working experience, Mr. Zhang performed his duties well as a company secretary. Every year, Mr. Zhang insists on attending relevant professional trainings to continuously improve his work experiences. Furthermore, as Director and the deputy general manager of the Company, Mr. Zhang is familiar with the daily operations of the Company thus ensures communication between the Directors and the senior management and assists the Board to strengthen the development of corporate governance mechanism.

During the reporting period, Mr. Zhang has participated in over 15 hours of training organized by the CSRC, the Hong Kong Stock Exchange, the Shanghai Stock Exchange, the Hong Kong Institute of Chartered Company Secretaries, the Securities Association of China, and the China Association for Public Companies etc.

The authorities and responsibilities of the company secretary are set out in detail in the Articles.

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(X)	Shareholder’s Right

The procedures for Shareholders’ proposal to convene a general meeting of Shareholders, for submitting enquires to the Board and for submitting proposals at general meetings have been set out in detail in the Articles.

The qualified Shareholders can propose to convene an extraordinary general meeting by the following ways: (1) Shareholders are entitled to propose to the Board to convene an extraordinary general meeting in writing and state the motions of the meeting. Within the prescribed period, the Board shall provide its written decision to the Shareholders. (2) If the Board decides against convening the proposed extraordinary general meeting, the shareholders are entitled to propose to convene the extraordinary general meeting to the supervisory committee in writing. (3) If the supervisory committee fails to issue a notice of general meeting within the prescribed period, the supervisory committee shall be deemed not to convene and hold the meeting. Shareholders may convene and hold the extraordinary general meeting on their own. All reasonable expenses incurred for such extraordinary general meeting convened by Shareholders as a result of the failure of the Board and the supervisory committee to convene an extraordinary general meeting as required by the above request(s) shall be borne by the Company. The Board and the secretary of the Company should cooperate in organizing and convening the Shareholders’ extraordinary general meeting and the relevant matters.

After submitting relevant proof of identities, the Shareholders are entitled to enquire the Board for the inspection of the register of Shareholders, personal information of Directors, Supervisors and senior management, minutes of Shareholders’ general meetings, resolutions of the meetings of the Board, resolutions of the meetings of the supervisory committee, financial and accounting reports and the copies of the Company’s debentures.

The qualified shareholder(s) may propose special resolutions in writing to the convenor 10 days before the Shareholders’ general meeting is convened. The convenor shall issue a supplementary notice of the general meeting within two days after receiving the proposal to announce the content of the proposal. All Directors, Supervisors and senior management should attend the meeting. Except where trade secrets of the Company are involved, the Board, the Supervisors and the senior management should make an explanation or statement regarding the Shareholders’ queries and suggestions.

(XI)	Investor Relations

1.	Continuously Optimizing the Rules for the Management of Relationships with Investors

Pursuant to the laws and supervisory regulations of both the domestic and overseas markets where the Company’s shares are traded, and based on day-to-day business practices, the Company has developed and enhanced the Rules for the Management of Relationship with Investors and the Rules for Disclosure of Information etc. to regulate the management of investor relations by effective information collection, compilation, examination, disclosure and feedback control procedures.

The details of the amendments to the Articles are set out in the section headed “I. Corporate Governance” under this Chapter.

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2.	Actively communicating with the investors

The Company always communicates with investors sincerely, adhering to the principles of transparency, equity and justice.

During the reporting period, the Company reported to investors on its business operations and collected opinions and recommendations on the Company from investors and capital market through face-to-face meetings at international and domestic road-shows. In order to facilitate its bidirectional communications with the capital market, the company has actively participated in investment strategy meetings organized by brokers at home and abroad, invited investors for Company site visits and also made full use of the “SSE e-interactive platform”, hotlines, faxes and e-mails. The company has had 510 contacts with analysts, fund managers and investors.

The Company emphasizes greatly on communications with Shareholders through Shareholders’ general meetings, and encourages the minority Shareholders to participate in Shareholders’ general meetings by various means such as internet voting. The Chairman and the Vice Chairman of the Board, the General Manager, the Chairman and the Vice Chairman of the Supervisory Committee, and the relevant Directors, Supervisors and Senior Management should attend the Shareholders’ general meeting. At the Shareholders’ meeting, each proposal is submitted separately and all the proposals are voted by poll.

(XII)	Information Disclosure

The Company emphasizes on the truthfulness, timeliness, equity, accuracy and transparency of information disclosure and has observed the disclosure requirements set out in the Hong Kong Listing Rules. The Chief Financial Officer shall ensure the financial report and related information disclosed are a true and fair reflection of the Company’s business operations and financial status, applying the applicable accounting standards and relevant rules and regulations.

1.	Providing the investors with the information timely and fairly

The Company has set up standardized and effective information collection, compilation, examination, disclosure and feedback control procedures to ensure that disclosure of information is in compliance with the regulatory requirements of places where the Company’s shares are listed, and also to give investors reasonable access to the Company’s information. The Company actively considers the needs of investors and strives to enable investors to draw conclusions independently based on the disclosed information.

The Company, through its website, provides investors with up-to-date information of the Company, the improved status of the corporate governance system and the industrial information, realizing the simultaneous disclosure of the Company’s extraordinary announcements, periodic reports on the websites of the stock exchanges and the statutory media.

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2.	The fair information disclosure of the Company which is listed on four stock markets

Due to the Company’s multiple stock listings domestically and internationally, the Company consistently adheres to the principle of simultaneous and fair disclosure and publishes the relevant information about the Company and Yancoal Australia in domestic and international markets at the same time. Meanwhile, domestic and foreign investors could get timely and fair information on business conditions of the Company and Yancoal Australia by means of the Company’s joint road-shows with Yancoal Australia.

(XIII)	Internal Controls

The details are set out in the chapter headed “Chapter 9 Internal Controls” in this annual report.

(XIV)	Directors’ Acknowledgment of their Responsibilities in the Preparation of the Company’s Accounts

All Directors acknowledge their responsibility for preparing the accounts for the year ended 31 December 2014 as a true and fair reflection of the Company’s financial situation, operating results and cash flows.

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III.	COMPLIANCE WITH AND EXEMPTION FROM CORPORATE GOVERNANCE STANDARDS IMPOSED BY THE NEW YORK STOCK EXCHANGE

(Prepared in accordance with the US “Listing Regulations”)

As at the date of this annual report, 56.52% of the Company’s shareholding is owned directly and indirectly by Yankuang Group. The Company is therefore exempted from certain requirements under Section 303A of the Listed Company Manual of the New York Stock Exchange (the “NYSE”): (1) the Company is not required to comply with Section 303A.01, to form a Board with a majority of the independent Directors, (2) the Company is not required to comply with Section 303A.04, to form a nominating and corporate governance committee of the Board with all the members being independent Directors, and (3) the Company is not required to comply with Section 303A.05, to form a compensation committee of the Board with all the members being independent Directors.

The Company has established an audit committee pursuant to Section 303A.06 of the NYSE Listed Company Manual. The Company relies on the exemption under Section 303A.00 for foreign private issuers, as well as the exemption for employee directors provided under Rule 10A-3 of the Exchange Act to comply with the audit committee requirements set out in the NYSE Listed Company Manual.

As a foreign private issuer, the Company is subject to more than one set of corporate governance requirements, including those applicable in the Company’s home country. The table below set out material differences between the Company’s corporate governance practices and the NYSE’s corporate governance requirements contained in Section 303A of the Listed Company Manual of the NYSE:

	NYSE Listed Company Manual Requirements on Corporate Governance	Practice of the Company
Non-executive directors must meet at regular scheduled executive sessions without management	Non-executive directors of each listed company are to meet at regular scheduled executive sessions without management participation. (Section 303A.03)

At present, there is no identical corporate governance requirement in the PRC.

The Company has established a reporting system for all the Directors to ensure that the Directors stay informed of the Company’s business and operations. The Company believes that convening Board meetings on a regular basis offers the non-executive directors an effective forum to communicate and engage in full and open discussions regarding the Company’s affairs.

116        Yanzhou Coal Mining Company Limited

Corporate Governance     Chapter 08

	NYSE Listed Company Manual Requirements on Corporate Governance	Practice of the Company
Corporate Governance Guidelines

A listed company must adopt and disclose corporate governance guidelines. These corporate governance guidelines should include:

•    qualifications of directors;

•    responsibilities of directors;

•    communications between directors and the management and independent advisors;

•    remuneration of directors;

•    training for new directors and continuing education of directors;

•    re-appointment of the management; and

•    annual review of the performance of the board (Section 303A.09)

Although the Company has not adopted a separate set of corporate governance guidelines including all the corporate governance requirements of the NYSE, the Company has, however, formulated the Rules of Procedures for the Shareholders’ General Meetings, Rules of Procedures for the Board of Directors, Rules of Procedures for the Supervisory Committee, Rules for the Work of the Independent Non-Executive Directors, Rules for Disclosure of Information, Rules for the Approval and the Disclosure of the Connected Transactions of the Company, and other corporate governance documentation in accordance with the regulations and requirements of listing in China.

The Company believes that, collectively, the foregoing rules and measures adequately reflect the corporate governance requirements of the NYSE and provide a comprehensive and detailed set of corporate governance requirements to promote the effective operation of the Company. This enables the promotion of a standardized operation of the Company.

Code of Business Conduct and Ethics	A listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code of business conduct and ethics for directors or executive officers. (Section 303A)	The Company has adopted a suitable code of ethics, which is published on the website, in compliance with PRC laws and rules of relevant stock exchanges. Although the Company’s current code of business conduct and ethics as adopted does not completely conform to the NYSE rules, the Company believes that the existing code adequately protects the interests of the Company and Shareholders.

Annual Report 2014        117

Chapter 09

Internal Control

I.	THE ESTABLISHMENT AND IMPLEMENTATION OF THE INTERNAL CONTROL SYSTEM

In accordance with the relevant requirements under the US Sarbanes-Oxley Act, Guidance on Internal Control for Listed Companies issued by the Shanghai Stock Exchange and the Hong Kong Listing Rules issued by Hong Kong Stock Exchange, the Company formulated the Design and Applications on Internal Control of Yanzhou Coal Mining Company Limited in 2006, establishing an improved internal control system.

In 2011, in accordance with the relevant requirements under “General Rules on Internal Control for Enterprises” and the “Supporting Guidelines of Internal Control” jointly issued by five Ministries including Ministry of Finance, and the regulatory requirements of places where the shares of the Company are listed, the Group has made arrangements regarding internal control procedures and systems for the Company, its subordinated departments and subsidiaries, and their businesses. On the basis of 18 provisions in the Supporting Guidelines of Internal Control, seven new provisions on production, inventory, taxation, legal affairs etc. were added according to the practical conditions of the Company, which further improved and strengthened the internal control system.

II.	THE BASIS OF ESTABLISHMENT OF THE INTERNAL CONTROL SYSTEM OF THE FINANCIAL STATEMENT

The basis of establishment of the internal control system of the financial statement mainly includes: General Rules on Internal Control for Enterprises and the Supporting Guidelines of Internal Control jointly issued by five Ministries including Ministry of Finance; the US Sarbanes-Oxley Act; Guidance on Internal Control for Listed Companies issued by the Shanghai Stock Exchange; the Hong Kong Listing Rules issued by Hong Kong Stock Exchange and General Rules on Internal Control of Yanzhou Coal Mining Company Limited.

III.	STATEMENT OF THE BOARD ON THE RESPONSIBILITY FOR THE INTERNAL CONTROL

In accordance with the regulations under General Rules on Internal Control for Enterprises jointly issued by five Ministries including Ministry of Finance and General Rules on Internal Control of Yanzhou Coal Mining Company Limited, the Board is responsible for the establishment and effective implementation of internal control system; the supervisory committee is responsible for supervision of the internal control system established and implemented by the Board; the management is responsible for the organization and management of the daily operation of internal control.

IV.	APPRAISAL OF THE EFFECTIVENESS OF THE OPERATION OF THE INTERNAL CONTROL

The Board has assessed the effectiveness of the Company’s internal control system once a year since 2007 and has appointed overseas annual auditing accountants to review whether the Company’s internal control system complies with the requirements of the US Sarbanes-Oxley Act. On the above-mentioned basis, the Company appointed domestic annual auditing accountants to make assessment on whether the Company’s internal control system of the financial statement meets the effectiveness of the domestic regulatory requirements and implementation in 2013.

118        Yanzhou Coal Mining Company Limited

Internal Control     Chapter 09

(I)	The Self-Assessment of the Company’s Internal Control System by the Board

At the seventh meeting of the sixth session of the Board held on 27 March 2015, the Board made an assessment on the effectiveness of the internal control systems of the Company for the year 2014. The Board considered that the internal control system of the Company is sound and has been implemented effectively and no major fault was found in the design of the internal control or its implementation.

(II)	The Assessment of the Company’s Internal Control System by the Overseas Annual Auditing Accountants

The Company appointed Grant Thornton to make a review and assessment on whether the internal control of the Company complied with the requirements of the US Up to the disclosure date of this annual report, Grant Thornton is making an assessment on whether the internal control of the Company in 2014 complies with requirements of the US Sarbanes-Oxley Act.

(III)	The Assessment of the Company’s Internal Control System of the Financial Statement by the Domestic Annual Auditing Accountants

The Company appointed Shine Wing Certified Public Accountants to make a review and assessment of the efficiency of internal control of the financial statements. Shine Wing Certified Public Accountants considered that at 31 December 2014, in accordance with the requirements of General Rules on Internal Control for Enterprises and related regulations, the Company maintained efficient internal control of financial statement in all material aspects.

The self-assessment report of the Board and the audit report of the internal control of the financial statement report issued by the Domestic annual auditing accountants were posted on the Shanghai Stock Exchange website, the Hong Kong Stock Exchange website and the Company’s website.

V.	THE IMPLEMENTATION OF ACCOUNTABILITY SYSTEM OF SIGNIFICANT ERRORS OF DISCLOSURE IN THE ANNUAL REPORT

During the reporting period, the Company strictly enforced the relevant provisions relating to the accountability system of significant errors of disclosure in periodic reports in the “Information Disclosure Management System of Yanzhou Coal Mining Company Limited” and no amendments on significant accounting errors, supplement of major missing information.

Annual Report 2014        119

Chapter 10

Independent Auditor’s Report

TO THE SHAREHOLDERS OF YANZHOU COAL MINING COMPANY LIMITED

(A joint stock company with limited liability established in the People’s Republic of China)

We have audited the consolidated financial statements of Yanzhou Coal Mining Company Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) set out on pages [122] to [239], which comprise the consolidated balance sheet as at December 31, 2014, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory information.

DIRECTORS’ RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

120        Yanzhou Coal Mining Company Limited

Independent Auditor’s Report     Chapter 10

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Group as at December 31, 2014 and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Grant Thornton Hong Kong Limited

Certified Public Accountants

Level 12

28 Hennessy Road

Wanchai

Hong Kong

March 27, 2015

Lin Ching Yee Daniel

Practising Certificate No.: P02771

Annual Report 2014        121

Chapter 11

Consolidated Financial Statements

CONSOLIDATED INCOME STATEMENT

For the year ended December 31, 2014

		Year ended December 31,
	NOTES	2014 RMB’000	2013 RMB’000	2012 RMB’000
GROSS SALES OF COAL	7	58,539,353	54,444,843	56,200,600
RAILWAY TRANSPORTATION SERVICE INCOME		373,617	457,898	464,068
GROSS SALES OF ELECTRICITY POWER		241,490	332,125	323,646
GROSS SALES OF METHANOL		1,195,458	1,155,742	1,117,952
GROSS SALES OF HEAT SUPPLY		20,846	11,218	39,918

TOTAL REVENUE		60,370,764	56,401,826	58,146,184
TRANSPORTATION COSTS OF COAL	7	(2,291,594)	(2,024,196)	(2,104,225)
COST OF SALES AND SERVICE PROVIDED	8	(49,557,502)	(42,511,838)	(42,148,988)
COST OF ELECTRICITY POWER		(159,724)	(320,515)	(330,803)
COST OF METHANOL		(869,294)	(850,788)	(911,203)
COST OF HEAT SUPPLY		(11,236)	(6,709)	(25,130)

GROSS PROFIT		7,481,414	10,687,780	12,625,835
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	9	(6,069,884)	(10,380,713)	(7,987,636)
SHARE OF PROFIT OF ASSOCIATES	27	310,604	233,897	141,986
SHARE OF LOSS OF JOINT VENTURES	30	(320,829)	(376,032)	(191,575)
OTHER INCOME	10	2,382,186	1,020,577	2,930,445
INTEREST EXPENSES	11	(2,183,581)	(1,765,777)	(1,448,679)

PROFIT (LOSS) BEFORE INCOME TAXES	13	1,599,910	(580,268)	6,070,376
INCOME TAXES	12	(1,112,807)	394,815	(36,189)

PROFIT (LOSS) FOR THE YEAR		487,103	(185,453)	6,034,187

Attributable to:
Equity holders of the Company		766,158	777,368	6,065,570
Owners of perpetual capital securities	41	36,456	—	—
Non-controlling interests
– Perpetual capital securities	41	82,079	—	—
– Other		(397,590)	(962,821)	(31,383)

		487,103	(185,453)	6,034,187

EARNINGS PER SHARE, BASIC AND DILUTED	16	RMB 0.16	RMB 0.16	RMB 1.23

EARNINGS PER ADS, BASIC AND DILUTED	16	RMB 1.56	RMB 1.58	RMB 12.33

122        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended December 31, 2014

	Year ended December 31,
	2014 RMB’000	2013 RMB’000	2012 RMB’000
Profit (Loss) for the year	487,103	(185,453)	6,034,187
Other comprehensive income (loss) (after income tax):
Items that may be reclassified subsequently to profit or loss:
Available-for-sales investments:
Change in fair value	76,549	5,283	(5,923)
Deferred taxes	(19,137)	(1,321)	1,481

	57,412	3,962	(4,442)
Cash flow hedges:
Cash flow hedge amounts recognized in other comprehensive income	(2,606,339)	(1,265,664)	110,196
Reclassification adjustments for amounts transferred to income statement (included in selling, general and administrative expenses)	1,297,843	(39,729)	(26,501)
Deferred taxes	394,986	395,395	(28,641)

	(913,510)	(909,998)	55,054
Share of other comprehensive income of associates	11,213	—	90
Exchange difference arising on translation of foreign operations	(1,789,321)	(3,684,529)	297,721

Other comprehensive (loss) income for the year	(2,634,206)	(4,590,565)	348,423

Total comprehensive (loss) income for the year	(2,147,103)	(4,776,018)	6,382,610

Attributable to:
Equity holders of the Company	(1,554,464)	(3,069,475)	6,413,993
Owners of perpetual capital securities	36,456	—	—
Non-controlling interests
– Perpetual capital securities	82,079	—	—
– Other	(711,174)	(1,706,543)	(31,383)

	(2,147,103)	(4,776,018)	6,382,610

Annual Report 2014        123

Chapter 11     Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET

As at December 31, 2014

		At December 31,
	NOTES	2014 RMB’000	2013 RMB’000
ASSETS
CURRENT ASSETS
Bank balances and cash	17	15,041,928	10,922,637
Term deposits	17	5,154,296	4,441,210
Restricted cash	17	275,981	111,349
Bills and accounts receivable	18	7,084,105	9,019,505
Long term receivables – due within one year	28	1,705,757	—
Royalty receivable	19	89,137	105,584
Inventories	20	1,470,480	1,589,220
Prepayments and other receivables	21	7,219,251	5,259,576
Prepaid lease payments	22	22,343	18,701
Derivative financial instruments	36	359	16,651
Tax recoverable		22,706	39,964

TOTAL CURRENT ASSETS		38,086,343	31,524,397
NON-CURRENT ASSETS
Intangible assets	23	37,287,549	38,256,388
Prepaid lease payments	22	776,751	676,202
Property, plant and equipment	24	44,174,612	41,896,508
Goodwill	25	2,232,751	2,460,551
Investments in securities	26	388,764	211,559
Interests in associates	27	2,955,629	2,744,957
Interests in joint ventures	30	130,867	488,350
Restricted cash	17	53,870	35,102
Long term receivables – due after one year	28	302,517	1,906,397
Royalty receivable	19	909,927	1,028,790
Deposits made on investments	29	118,926	121,926
Deferred tax assets	39	5,679,608	6,107,062

TOTAL NON-CURRENT ASSETS		95,011,771	95,933,792

TOTAL ASSETS		133,098,114	127,458,189

124        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

CONSOLIDATED BALANCE SHEET (continued)

As at December 31, 2014

		At December 31,
	NOTES	2014 RMB’000	2013 RMB’000
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bills and accounts payable	32	4,037,204	2,716,675
Other payables and accrued expenses	33	8,736,690	8,385,134
Provision for land subsidence, restoration, rehabilitation and environmental costs	34	2,900,054	3,321,564
Amounts due to Parent Company and its subsidiary companies		190,408	44,737
Borrowings-due within one year	35	10,871,689	11,275,056
Long term payable and provision-due within one year	38	398,794	439,000
Derivative financial instruments	36	81,602	315,111
Contingent value rights shares liabilities	37	—	1,408,729
Tax payable		113,442	909,967

TOTAL CURRENT LIABILITIES		27,329,883	28,815,973
NON-CURRENT LIABILITIES
Borrowings-due after one year	35	50,566,399	44,099,955
Deferred tax liabilities	39	7,554,413	8,468,421
Provision for land subsidence, restoration, rehabilitation and environmental costs	34	529,953	532,144
Long term payable and provision-due after one year	38	1,118,950	1,555,635

TOTAL NON-CURRENT LIABILITIES		59,769,715	54,656,155

TOTAL LIABILITIES		87,099,598	83,472,128

CAPITAL AND RESERVES
Share capital	40	4,918,400	4,918,400
Reserves	40	33,807,446	35,460,278

Equity attributable to equity holders of the Company		38,725,846	40,378,678
Owners of perpetual capital security	41	2,521,456	—
Non-controlling interests
– Perpetual capital security	41	1,851,903	—
– Subordinated capital notes	42	3,102	—
– Other		2,896,209	3,607,383

TOTAL EQUITY		45,998,516	43,986,061

TOTAL LIABILITIES AND EQUITY		133,098,114	127,458,189

The consolidated financial statements on pages 122 to 239 were approved and authorized for issue by the Board of Directors on March 27, 2015 and are signed on its behalf by:

Li Xiyong	Wu Yuxiang
Director	Director

Annual Report 2014        125

Chapter 11     Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended December 31, 2014

	Share capital RMB’000 (note 40)	Share premium RMB’000	Future development fund RMB’000 (note 40)	Statutory common reserve fund RMB’000 (note 40)	Translation reserve RMB’000	Investment revaluation reserve RMB’000	Cash flow hedge reserve RMB’000	Retained earnings RMB’000	Attributable to equity holders of the Company RMB’000	Non- controlling interests RMB’000	Total RMB’000
Balance at January 1, 2012	4,918,400	2,981,002	4,150,785	4,551,760	(376,832)	71,950	(108,271)	26,262,686	42,451,480	690,560	43,142,040
Profit (Loss) for the year	—	—	—	—	—	—	—	6,065,570	6,065,570	(31,383)	6,034,187
Other comprehensive income (loss):
– Fair value change of available-for-sale investments	—	—	—	—	—	(4,442)	—	—	(4,442)	—	(4,442)
– Cash flow hedge reserve recognized	—	—	—	—	—	—	55,054	—	55,054	—	55,054
– Exchange difference arising on translation of foreign operations	—	—	—	—	297,721	—	—	—	297,721	—	297,721
– Share of other comprehensive income of associates	—	—	—	—	—	90	—	—	90	—	90

Total comprehensive income (loss) for the year	—	—	—	—	297,721	(4,352)	55,054	6,065,570	6,413,993	(31,383)	6,382,610
Transactions with owners
– Appropriations to and utilization of reserves	—	—	645,219	423,618	—	—	—	(1,068,837)	—	—	—
– Dividends	—	—	—	—	—	—	—	(2,803,488)	(2,803,488)	(47,095)	(2,850,583)
– Contribution from non-controlling interests	—	—	—	—	—	—	—	—	—	49,000	49,000
– Disposal of partial interests in Yancoal Australia	—	—	—	—	—	—	—	(430,971)	(430,971)	2,569,101	2,138,130
– Deferred Tax arising from the restructuring of Australian subsidiaries	—	—	—	—	—	—	—	(100,980)	(100,980)	(40,087)	(141,067)

Total transactions with owners	—	—	645,219	423,618	—	—	—	(4,404,276)	(3,335,439)	2,530,919	(804,520)

Balance at December 31, 2012	4,918,400	2,981,002	4,796,004	4,975,378	(79,111)	67,598	(53,217)	27,923,980	45,530,034	3,190,096	48,720,130

Balance at January 1, 2013	4,918,400	2,981,002	4,796,004	4,975,378	(79,111)	67,598	(53,217)	27,923,980	45,530,034	3,190,096	48,720,130
Profit (Loss) for the year	—	—	—	—	—	—	—	777,368	777,368	(962,821)	(185,453)
Other comprehensive income (loss):
– Fair value change of available-for-sale investments	—	—	—	—	—	3,962	—	—	3,962	—	3,962
– Cash flow hedge reserve recognized	—	—	—	—	—	—	(697,568)	—	(697,568)	(212,430)	(909,998)
– Exchange difference arising on translation of foreign operations	—	—	—	—	(3,153,237)	—	—	—	(3,153,237)	(531,292)	(3,684,529)

Total comprehensive income (loss) for the year	—	—	—	—	(3,153,237)	3,962	(697,568)	777,368	(3,069,475)	(1,706,543)	(4,776,018)
Transactions with owners
– Acquisition of Hao Sheng (Note 45)	—	—	—	—	—	—	—	—	—	2,401,737	2,401,737
– Increase of the registered capital of Hao Sheng	—	—	—	—	—	—	—	—	—	75,540	75,540
– Stamp duty arising from the restructuring of Australian subsidiaries	—	—	—	—	—	—	—	(71,140)	(71,140)	—	(71,140)
– Set up of Rizhao	—	—	—	—	—	—	—	—	—	147,000	147,000
– Appropriations to and utilization of reserves	—	—	(820,272)	535,945	—	—	—	284,327	—	—	—
– Dividends	—	—	—	—	—	—	—	(1,770,624)	(1,770,624)	(60,277)	(1,830,901)
– Acquisition of non-controlling interests (Note 47)	—	—	—	—	—	—	—	(240,117)	(240,117)	(440,170)	(680,287)

Total transactions with owners	—	—	(820,272)	535,945	—	—	—	(1,797,554)	(2,081,881)	2,123,830	41,949

Balance at December 31, 2013	4,918,400	2,981,002	3,975,732	5,511,323	(3,232,348)	71,560	(750,785)	26,903,794	40,378,678	3,607,383	43,986,061

126        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

For the year ended December 31, 2014

	Attributable to equity holders of the Company										Non-controlling interests
	Share capital RMB’000 (note 40)	Share premium RMB’000	Future development fund RMB’000 (note 40)	Statutory common reserve fund RMB’000 (note 40)	Translation reserve RMB’000	Investment revaluation reserve RMB’000	Cash flow hedge reserve RMB’000	Retained earnings RMB’000	Total RMB’000	Perpetual Capital Securities issued by the Company RMB’000 (note 41a)	Perpetual Capital Securities issued by a subsidiary RMB’000 (note 41b)	Subordinated Capital Notes RMB’000 (note 42)	Others RMB’000	Total RMB’000
Balance at January 1, 2014	4,918,400	2,981,002	3,975,732	5,511,323	(3,232,348)	71,560	(750,785)	26,903,794	40,378,678	—	—	—	3,607,383	43,986,061
Profit (Loss) for the year	—	—	—	—	—	—	—	766,158	766,158	36,456	82,079	—	(397,590)	487,103
Other comprehensive income (loss):
– Fair value change of available-for-sale investments	—	—	—	—	—	57,412	—	—	57,412	—	—	—	—	57,412
– Share of comprehensive income from associate	—	—	—	—	—	11,213	—	—	11,213	—	—	—	—	11,213
– Cash flow hedge reserve recognized	—	—	—	—	—	—	(705,157)	—	(705,157)	—	—	—	(208,353)	(913,510)
– Exchange difference arising on translation of foreign operations	—	—	—	—	(1,684,090)	—	—	—	(1,684,090)	—	—	—	(105,231)	(1,789,321)

Total comprehensive income (loss) for the year	—	—	—	—	(1,684,090)	68,625	(705,157)	766,158	(1,554,464)	36,456	82,079	—	(711,174)	(2,147,103)
Transactions with owners
– Issuance of Subordinated Capital Notes	—	—	—	—	—	—	—	—	—	—	—	3,102	—	3,102
– Issuance of perpetual capital securities	—	—	—	—	—	—	—	—	—	2,485,000	1,835,747	—	—	4,320,747
– Distribution paid to holders of perpetual capital securities	—	—	—	—	—	—	—	—	—	—	(65,923)	—	—	(65,923)
– Appropriations to and utilization of reserves	—	—	(2,316,285)	418,788	—	—	—	1,897,497	—	—	—	—	—	—
– Dividends	—	—	—	—	—	—	—	(98,368)	(98,368)	—	—	—	—	(98,368)

Total transactions with owners	—	—	(2,316,285)	418,788	—	—	—	1,799,129	(98,368)	2,485,000	1,769,824	3,102	—	4,159,558

Balance at December 31, 2014	4,918,400	2,981,002	1,659,447	5,930,111	(4,916,438)	140,185	(1,455,942)	29,469,081	38,725,846	2,521,456	1,851,903	3,102	2,896,209	45,998,516

Annual Report 2014        127

Chapter 11     Consolidated Financial Statements

CONSOLIDATED CASH FLOW STATEMENT

For the year ended December 31, 2014

		Year ended December 31,
	NOTES	2014 RMB’000	2013 RMB’000	2012 RMB’000
OPERATING ACTIVITIES
Profit (Loss) before income taxes		1,599,910	(580,268)	6,070,376
Adjustments for:
Interest expenses		2,183,581	1,765,777	1,448,679
Interest income		(835,931)	(489,348)	(722,336)
Dividend income		(7,385)	(71,395)	(3,702)
Net unrealized foreign exchange (gain) loss		(359,665)	581,145	(1,359,747)
Depreciation of property, plant and equipment		3,078,755	3,124,953	2,819,404
Release of prepaid lease payments		18,888	18,728	18,363
Bargain purchase		(147,993)	—	(1,269,269)
Amortization of intangible assets		1,116,482	1,325,078	1,177,595
Provision (Reversal) of impairment loss on accounts receivable and other receivables, net		6,261	(742)	6,452
(Reversal) provision of impairment loss on intangible assets		(731,332)	2,052,238	417,214
Impairment loss on inventories		8,621	58,274	140,883
Impairment loss on property, plant and equipment		—	—	226,925
Impairment loss on goodwill		—	—	17,625
Share of loss of joint ventures		320,829	376,032	191,575
Share of profit of associates		(310,604)	(233,897)	(141,986)
Loss on fair value change of contingent value rights shares liabilities		18,314	241,223	79,423
Gain on disposal of property, plant and equipment		(5,986)	(14,973)	(9,862)
Loss on disposal of intangible assets		—	4,400	—

Operating cash flows before movements in working capital		5,952,745	8,157,225	9,107,612
Decrease (Increase) in bills and accounts receivable		1,847,613	(1,722,004)	(93,403)
Decrease (Increase) in inventories		43,467	(264,844)	(58,993)
Movement in provision of land subsidence, restoration, rehabilitation and environmental cost		(381,325)	170,486	484,739
Increase in prepaid lease payment		(123,079)	—	—
Increase in prepayments and other current assets		(773,056)	(1,377,975)	(186,137)
Increase (Decrease) in bills and accounts payable		1,571,594	(3,187,931)	246,081
(Decrease) Increase in other payables and accrued expenses		(182,329)	(1,223,267)	412,693
Decrease in long-term payable and provision		(807,331)	(35,670)	(93,090)

Cash generated from operations		7,148,299	516,020	9,819,502
Income taxes paid		(2,219,435)	(1,755,881)	(2,684,720)
Interest paid		(1,815,292)	(1,624,380)	(1,296,338)
Interest received		814,714	478,572	645,840
Dividend received		7,385	71,395	3,702
Dividend received from associates		236,145	113,216	15,624

NET CASH FROM (USED IN) OPERATING ACTIVITIES		4,171,816	(2,201,058)	6,503,610

128        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

CONSOLIDATED CASH FLOW STATEMENT (continued)

For the year ended December 31, 2014

		Year ended December 31,
	NOTES	2014 RMB’000	2013 RMB’000	2012 RMB’000
INVESTING ACTIVITIES
(Increase) Decrease in term deposits		(723,340)	(1,286,055)	6,356,257
(Increase) Decrease in restricted cash		(186,056)	43,748	223,525
Purchase of property, plant and equipment		(5,800,186)	(10,221,406)	(6,230,426)
Increase in long term receivables		(246,379)	(245,779)	(349,217)
Decrease (Increase) in deposit made on investments		3,000	(4,000)	(695,574)
Proceeds on disposal of property, plant and equipment		81,132	80,236	226,876
Acquisition of Beisu and Yangcun		—	—	(816,011)
Acquisition of Gloucester		—	—	237,315
Investments in securities		(100,656)	(202)	—
Investment in an associate		(125,000)	—	(810,000)
Advance to an associate		(1,250,000)	—	—
Acquisition of Ashton	46	(58,679)	—	—
Acquisition of Hao Sheng	45	—	(802,089)	—
Acquisition of Xintai		—	(680,287)	—
Purchase of intangible assets		(128,627)	(388,536)	(1,330,117)

NET CASH USED IN INVESTING ACTIVITIES		(8,534,791)	(13,504,370)	(3,187,372)

FINANCING ACTIVITIES
Dividends paid		(98,368)	(1,770,624)	(2,803,488)
Proceeds from bank borrowings		8,072,750	21,103,061	12,281,525
Repayment of bank borrowings		(6,193,233)	(10,000,905)	(17,338,107)
Repayment of other borrowings		(209,774)	(2,057,376)	(2,225,731)
Expenses arising from acquisition of Gloucester		—	—	(33,867)
Proceeds from issuance of guaranteed notes		9,932,220	5,997,500	11,262,900
Proceeds from issuance of perpetual capital securities		4,320,747	—	—
Proceeds from issuance of subordinated capital notes		3,102	—	—
Repurchase of contingent value rights shares		(1,373,523)	—	—
Repayment of guaranteed notes		(5,995,833)	—	—
Proceeds from other borrowings		300,000	—	—
Distribution paid to holders of perpetual capital securities		(65,923)	—	—
Dividends paid to non-controlling interests of a subsidiary		—	(60,277)	(47,095)
Contribution from non-controlling interests		—	75,540	49,000

NET CASH FROM FINANCING ACTIVITIES		8,692,165	13,286,919	1,145,137

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		4,329,190	(2,418,509)	4,461,375
CASH AND CASH EQUIVALENTS, AT JANUARY 1		10,922,637	12,717,358	8,145,297
EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(209,899)	623,788	110,686

CASH AND CASH EQUIVALENTS, AT DECEMBER 31, REPRESENTED BY BANK BALANCES AND CASH		15,041,928	10,922,637	12,717,358

Annual Report 2014        129

Chapter 11     Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

1.	GENERAL

Organization and principal activities

Yanzhou Coal Mining Company Limited (the “Company”) is established as a joint stock company with limited liability in the People’s Republic of China (the “PRC”). In April 2001, the status of the Company was changed to that of a Sino-foreign joint stock limited company. The Company’s A shares are listed on the Shanghai Stock Exchange (“SSE”), its H shares are listed on The Stock Exchange of Hong Kong (the “SEHK”), and its American Depositary Shares (“ADS”, one ADS represents 10 H shares) are listed on the New York Stock Exchange, Inc. The addresses of the registered office and principal place of business of the Company are disclosed in the Group Profile and General Information to the annual report.

The Company operates eight coal mines, namely the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine, Jining II coal mine (“Jining II”), Jining III coal mine (“Jining III”), Beisu coal mine (“Beisu”) and Yangcun coal mine (“Yangcun”) as well as a regional rail network that links the eight mines with the national rail network. The Company’s parent and ultimate holding company is Yankuang Group Corporation Limited (the “Parent Company”), a state-owned enterprise in the PRC.

The principal activities of the Company’s subsidiaries, associates, joint ventures and joint operations are set out in notes 55, 27, 30 and 31 respectively.

As at December 31, 2014, the Company and all its subsidiaries (collectively referred to as the “Group”) had net current assets of RMB10,756,460,000 (2013: RMB2,708,424,000) and total assets less current liabilities of RMB105,768,231,000 (2013: RMB98,642,216,000).

Acquisitions and establishment of major subsidiaries

In 2006, the Company acquired 98% equity interest in Yankuang Shanxi Neng Hua Company Limited (“Shanxi Neng Hua”) and its subsidiaries (collectively referred as the “Shanxi Group”) from the Parent Company at cash consideration of RMB733,346,000. In 2007, the Company further acquired the remaining 2% equity interest in Shanxi Neng Hua from a subsidiary of the Parent Company at cash consideration of RMB14,965,000. The principal activities of Shanxi Group are to invest in heat and electricity, manufacture and sale of mining machinery and engine products, coal mining and the development of integrated coal technology.

Shanxi Neng Hua is an investment holding company, which holds 81.31% equity interest in Shanxi Heshun Tianchi Energy Company Limited (“Shanxi Tianchi”) and approximately 99.85% equity interest in Shanxi Tianhao Chemicals Company Limited (“Shanxi Tianhao”). In 2010, Shanxi Neng Hua acquired approximately 0.04% equity interest of Shanxi Tianhao at cash consideration of RMB14,000. The principal activities of Shanxi Tianchi are to exploit and sale of coal from Tianchi Coal Mine, the principal asset of Shanxi Tianchi. Shanxi Tianchi has completed the construction of Tianchi Coal Mine and commenced production by the end of 2006. Shanxi Tianhao is established to engage in the production of methanol and other chemical products, coke production, exploration and sales. The construction of the methanol facilities by Shanxi Tianhao commenced in March 2006 and it has commenced production in 2008.

130        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

1.	GENERAL (continued)

Acquisitions and establishment of major subsidiaries (continued)

In 2004, the Company acquired 95.67% equity interest in Yanmei Heze Company Limited (“Heze”) from the Parent Company at cash consideration of RMB584,008,000. The principal activities of Heze are to exploit and sale of coal in Juye coal field. The equity interests held by the Company increased to 96.67% after the increase of the registered capital of Heze in 2007. The equity interests held by the Company increased to 98.33% after the increase of the registered capital of RMB1.5 billion in 2010.

The Company originally held 97% equity interest in Yanzhou Coal Yulin Power Chemical Co., Ltd. (“Yulin”). The Company acquired the remaining 3% equity interest and made further investment of RMB600,000,000 in Yulin in 2008.

In February 2009, the Company acquired a 74% equity interest in Shandong Hua Ju Energy Company Limited (“Hua Ju Energy”) from the Parent Company at a consideration of RMB593,243,000. Hua Ju Energy is a joint stock limited company established in the PRC with the principal business of the supply of electricity and heat by utilizing coal gangue and coal slurry produced from coal mining process. In July 2009, the Company entered into acquisition agreements with three shareholders of Hua Ju Energy, pursuant to which, the Company agreed to acquire 21.14% equity interest in Hua Ju Energy at a consideration of RMB173,007,000.

In 2009, the Company entered into a binding scheme implementation agreement with Felix Resources Limited (“Felix”), a corporation incorporated in Australia with shares listed on the Australian Securities Exchange (“ASX”), to acquire all the shares of Felix in cash of approximately AUD3,333 million. The principal activities of Felix are exploring and extracting coal resources, operating, identifying, acquiring and developing resource related projects that primarily focus on coal in Australia. This acquisition was completed in 2009. In 2011, Felix Resources Limited was renamed as Yancoal Resources Limited (“Yancoal Resources”).

In 2009, the Company invested RMB500 million to set up a wholly-owned subsidiary located in Inner Mongolia, Yanzhou Coal Ordos Neng Hua Company Limited (“Ordos”). Ordos is a limited liability company incorporated in the PRC with the objectives of production and sale of methanol and other chemical products. In 2011, the Company invested additional equity in the registered capital of Ordos of RMB2.6 billion. The Company also acquired Yiginhuoluo Qi Nalin Tao Hai Town An Yuan Coal Mine (“An Yuan Coal Mine”) at a consideration of RMB1,435,000,000.

In 2010, the Company acquired 100% equity interest of Inner Mongolia Yize Mining Investment Co., Ltd (“Yize”) and other two companies at a consideration of RMB190,095,000. The main purpose of this acquisition is to facilitate the business of methanol and other chemical products in Inner Mongolia Autonomous Region.

In 2011, Ordos acquired 80% equity interest of Inner Mongolia Xintai Coal Mining Company Limited (“Xintai”) at a consideration of RMB2,801,557,000 from an independent third party. Xintai owns and operates Wenyu Coal Mine in Inner Mongolia. The principal activities of Xintai are coal production and coal sales. On September 30, 2013, Ordos acquired remaining 20% of non-controlling interests of Xintai with consideration of RMB680,287,000.

Annual Report 2014        131

Chapter 11     Consolidated Financial Statements

1.	GENERAL (continued)

Acquisitions and establishment of major subsidiaries (continued)

In 2011, the Company acquired 100% equity interests in Syntech Holdings Pty Ltd and Syntech Holdings II Pty Ltd (collectively “Syntech”) at a cash consideration of AUD208,480,000. The principal activities of Syntech include exploration, production, sorting and processing of coal. The acquisition was completed on August 1, 2012.

The Company entered into a sales and purchases agreement on September 27, 2011 to acquire 100% equity interests in both Wesfarmers Premier Coal Limited (“Premier Coal”) and Wesfarmers Char Pty Ltd (“Wesfarmers Char”) at a consideration of AUD313,533,000. The acquisition was completed on December 30, 2011. Premier Coal is mainly engaged in the exploration, production and processing of coal. Wesfarmers Char is mainly engaged in the research and development of the technology and procedures in relation to processing coal char from low rank coals.

In 2011, the Company invested USD2.8 million to set up a wholly-owned subsidiary, Yancoal International (Holding) Co., Limited (“Yancoal International”). Yancoal International was established in Hong Kong to act as a platform for overseas assets and business management. Yancoal International has four subsidiaries, namely Yancoal International Trading Co., Limited, Yancoal International Technology Development Co., Limited, Yancoal International Resources Development Co., Limited and Yancoal Luxembourg Energy Holding Co., Limited (“Yancoal Luxembourg”). Yancoal Luxembourg established a wholly-owned subsidiary, Yancoal Canada Resources Co., Ltd (“Yancoal Canada”) with USD290 million as investment. The Company acquired, at a total consideration of USD260 million, 19 potash mineral exploration permits in the Province of Saskatchewan, Canada through Yancoal Canada. The permit transfer registrations were completed on September 30, 2011.

On December 22, 2011 and March 5, 2012, the Company, Yancoal Australia Limited (“Yancoal Australia”) and Gloucester Coal Limited (“Gloucester”), a corporation incorporated in Australia whose shares are listed on the ASX, entered into the merger proposal deed in respect of a proposal for the merger of Yancoal Australia and Gloucester. Yancoal Australia acquired the entire issued share capital of Gloucester at a consideration of a combination of 218,727,665 ordinary shares of Yancoal Australia and 87,645,184 contingent value rights shares (“CVR shares”). Following the completion of the merger, Yancoal Australia is separately listed on the ASX, replacing the listing position of Gloucester. The merger was completed on June 27, 2012. The ordinary shares and CVR shares of Yancoal Australia was listed on the ASX on June 28, 2012. On June 22, 2012, according to the merger agreement, the equity interest in Syntech and Premier Coal held by Yancoal Australia has been transferred to Yancoal International.

On April 23, 2012, the Company entered into an assets transfer agreement with the Parent Company and its subsidiary to purchase the target assets from the Parent Company and its subsidiary at a consideration of RMB824,142,000 to acquire all the assets and liabilities of Beisu and Yangcun and their equity investments in Zoucheng Yankuang Beisheng Industry & Trading Co., Ltd (“Beisheng Industry and Trade”), Shandong Shengyang Wood Co., Ltd (“Shengyang Wood”) and Jining Jiemei New Wall Materials Co., Ltd (“Jiemei Wall Materials”). Beisu and Yangcun mainly engaged in the production and exploration of PCI coal and thermal coal. The acquisition was completed on May 31, 2012.

132        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

1.	GENERAL (continued)

Acquisitions and establishment of major subsidiaries (continued)

In 2012, the Company entered into an agreement for investment in Shandong Coal Trading Centre Co., Limited (“Trading Centre”) with two independent third parties. The Company contribute RMB51,000,000 which represents 51% of the equity interest in Trading Centre. The principal activities of Trading Centre is to provide coal trading and relevant advisory services. Trading Centre has not yet commenced any business.

In 2010, the Company entered into a co-operative agreement with three independent third parties to acquire 51% equity interest of Inner Mongolia Hao Sheng Coal Mining Limited (“Hao Sheng”) and obtained the mining rights of the Shilawusu Coal Field (“the mining right”) in the name of Hao Sheng. From 2011 to 2013, the Company entered into agreements with contract parties to further acquire equity interest in Hao Sheng and increase Hao Sheng’s registered capital. Upon completion of these agreements during the period, the Company owns 74.82% equity interest in Hao Sheng with total consideration of RMB 7,136,536,000. During the year, the Company made additional contribution of RMB224,460,000 to registered capital in proportion to its equity interest. As at December 31, 2014, Hao Sheng has not commenced any business.

In 2012, the Company entered into a cooperation agreement with two independent third parties to set up a company, Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd. (“Rizhao”), to act as a coal blending, storage and distribution base in Rizhao Port. Upon completion of registration procedures in 2013, the Company contributed RMB153,000,000, which represents 51% equity interest of Rizhao.

On March 14, 2014, the Company entered into a co-operative agreement with Yancoal International and contributed RMB500,000,000 to set up Zhongyin Financial Leasing Company Limited (“Zhongyin Financial”) in Shanghai Pilot Free Trade Zone, to provide finance lease, lease consulation and guaranteed and commercial insurance service for finance lease business. The registration process was completed on May 20, 2014.

On May 8, 2014, the Company invested RMB300,000,000 to set up a wholly-owned subsidiary of Shandong Zhongyin Logistics & Trade Company Limited (“Zhongyin Logistics”), mainly engaged in the business of sales of coal and procurement of coal mining machinery and equipment parts.

On November 17, 2014, the Company invested RMB100,000,000 to set up a wholly-owned subsidiary of Duanxin Investment Holding (Beijing) Company Limited, mainly engaged in the business of consultancy service of operation management and investment management. As at the end of the reporting period, Duanxin Investment Holding (Beijing) Company Limited has not yet commenced any business.

Annual Report 2014        133

Chapter 11     Consolidated Financial Statements

2.	BASIS OF PREPARATION

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company also prepares a set of consolidated financial statements in accordance with the relevant accounting principles and regulations applicable to the PRC enterprises (“PRC GAAP”).

The consolidated financial statements include applicable disclosures required by the predecessor Hong Kong Companies Ordinance (Cap. 32) and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The consolidated financial statements are presented in Renminbi (“RMB”), which is also the functional currency of the Company.

3.	ADOPTION OF NEW AND AMENDED INTERNATIONAL FINANCIAL REPORTING STANDARDS

In the current year, the Group had applied, for the first time, the following amended standards (“new IFRSs”) applicable to the Group issued by the International Accounting Standards Board (the “IASB”) and the International Financial Reporting Interpretations Committee (the “IFRIC”) of the IASB, which are effective for the Group’s financial year beginning on January 1, 2014.

IAS 32 (Amendments)	Offsetting Financial Assets and Financial Liabilities
IAS 36 (Amendments)	Recoverable Amount Disclosures for Non-Financial Assets
IAS 39 (Amendments)	Novation of Derivatives and Continuation of Hedge Accounting
IFRIC-Int 21	Levies

Other than as noted below, the adoption of the amended IFRSs had no material impact on how the results and financial position for the current and prior periods have been prepared and presented.

Amendments to IAS 36: Recoverable Amount Disclosures for Non-Financial Assets

The amendments clarify the requirements to disclose the recoverable amount of an asset (or cash generating unit) whenever an impairment loss has been recognised or reversed in the period. In addition, they introduce several new disclosures required to be made when the recoverable amount of impaired asset (or cash generating unit) is based on fair value less costs of disposal. The Group has applied the amendments retrospectively in accordance with their transitional provisions and the disclosures about the Group’s impaired non-financial assets are set out in notes 23 and 25 to the financial statements.

134        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

3.	ADOPTION OF NEW AND AMENDED INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

The Group has not early applied the following new and amended standards, amendments or interpretations that have been issued but are not yet effective.

Amendments to IFRSs	Annual Improvements to IFRSs 2010-2012 Cycle[1]
Amendments to IFRSs	Annual Improvements to IFRSs 2011-2013 Cycle[1]
Amendments to IFRSs	Annual Improvements to IFRSs 2012-2014 Cycle[2]
IFRS 9 (2014)	Financial Instruments[4]
IFRS 15	Revenue from Contracts with Customers[3]
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortisation[2]
Amendments to IAS 27	Equity Method in Separate Financial Statements[2]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[2]
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations [2]

[1]	Effective for annual periods beginning on or after July 1, 2014
[2]	Effective for annual periods beginning on or after January 1, 2016
[3]	Effective for annual periods beginning on or after January 1, 2017
[4]	Effective for annual periods beginning on or after January 1, 2018

The directors anticipate that all of the pronouncements will be adopted in the Group’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new and amended IFRSs that are expected to have impact on the Group’s accounting policies is provided below. The directors are currently assessing the possible impact of these new and amended IFRSs on the Group’s results and financial position in the first year of application. Other new and amended IFRSs are not expected to have a material impact on the Group’s financial statements.

Annual Improvements to IFRSs 2010-2012 Cycle

The Annual Improvements to IFRSs 2010-2012 Cycle include a number of amendments to various IFRSs, which are summarised below.

Annual Report 2014        135

Chapter 11     Consolidated Financial Statements

3.	ADOPTION OF NEW AND AMENDED INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Annual Improvements to IFRSs 2010-2012 Cycle (continued)

The amendments to IFRS 8 (i) require an entity to disclose the judgements made by management in applying the aggregation criteria to operating segments, including a description of the operating segments aggregated and the economic indicators assessed in determining whether the operating segments have ‘similar economic characteristics’; and (ii) clarify that a reconciliation of the total of the reportable segments’ assets to the entity’s assets should only be provided if the segment assets are regularly provided to the chief operating decision-maker.

The amendments to the basis for conclusions of IFRS 13 clarify that the issue of IFRS 13 and consequential amendments to IAS 39 and IFRS 9 did not remove the ability to measure short-term receivables and payables with no stated interest rate at their invoice amounts without discounting, if the effect of discounting is immaterial.

The amendments to IAS 16 and IAS 38 remove perceived inconsistencies in the accounting for accumulated depreciation/amortization when an item of property, plant and equipment or an intangible asset is revalued. The amended standards clarify that the gross carrying amount is adjusted in a manner consistent with the revaluation of the carrying amount of the asset and that accumulated depreciation/amortization is the difference between the gross carrying amount and the carrying amount after taking into account accumulated impairment losses.

The amendments to IAS 24 clarify that a management entity providing key management personnel services to a reporting entity is a related party of the reporting entity. Consequently, the reporting entity should disclose as related party transactions the amounts incurred for the service paid or payable to the management entity for the provision of key management personnel services. However, disclosure of the components of such compensation is not required.

Annual Improvements to IFRSs 2011-2013 Cycle

The Annual Improvements to IFRSs 2011-2013 Cycle include a number of amendments to various IFRSs, which are summarised below.

The amendments to IFRS 3 clarify that the standard does not apply to the accounting for the formation of all types of joint arrangement in the financial statements of the joint arrangement itself.

The amendments to IFRS 13 clarify that the scope of the portfolio exception for measuring the fair value of a group of financial assets and financial liabilities on a net basis includes all contracts that are within the scope of, and accounted for in accordance with, IAS 39 or IFRS 9, even if those contracts do not meet the definitions of financial assets or financial liabilities within IAS 32.

138        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

3.	ADOPTION OF NEW AND AMENDED INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Annual Improvements to IFRSs 2011-2013 Cycle (continued)

The amendments to IAS 40 clarify that IAS 40 and IFRS 3 are not mutually exclusive and application of both standards may be required. Consequently, an entity acquiring investment property must determine whether:

(a)	the property meets the definition of investment property in terms of IAS 40; and

(b)	the transaction meets the definition of a business combination under IFRS 3.

Annual Improvements to IFRSs 2012-2014 Cycle

The Annual Improvements to IFRSs 2012-2014 Cycle include a number of amendments to various IFRSs, which are summarised below.

IFRS 5 provides guidance when an entity reclassifies either an asset or a disposal group from held for sale to held for distribution (or vice versa), or when held for distribution accounting is discontinued; and clarifies that these types of changes in plans do not result in a new classification but instead lead to the same classification, presentation and measurement requirements for each type of disposal in IFRS 5.

IFRS 7 provides additional guidance in identifying the circumstances under which a servicing contract is considered to be ‘continuing involvement’ for the purposes of applying the disclosure requirements for transferred assets. The amendments also clarifies that the additional disclosure required by the amendments to IFRS 7 on offsetting financial assets and financial liabilities is not specifically required for all interim periods. However, the additional disclosure is required when its inclusion would be necessary in order to meet the general principles of IAS 34.

IAS 19 requires that the currency and term of the corporate or government bonds used to determine the discount rate for post-employment benefit obligations must be consistent with the currency and estimated term of the obligations. The amendments clarify that the assessment of the depth of the corporate bond market shall be made at the currency-level rather than the country-level.

IAS 34 clarifies the meaning of disclosure of information ‘elsewhere in the interim financial report’ and requires the inclusion of a cross-reference from the interim financial statements to the location of this information.

Annual Report 2014        137

Chapter 11     Consolidated Financial Statements

3.	ADOPTION OF NEW AND AMENDED INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

IFRS 9 Financial Instruments

IFRS 9 issued in 2009 introduces new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in 2010 to include the requirements for the classification and measurement of financial liabilities and for derecognition, and further amended in 2013 to include the new requirements for hedge accounting. Revised version of IFRS 9 was issued in 2014 mainly to include impairment requirements for financial assets and limited amendments to the classification and measurement requirements by introducing a “fair value through other comprehensive income” (“FVTOCI”) measurement category for certain simple debt instruments.

Key requirements of IFRS 9 are described as follows:

All recognised financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement are subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent reporting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognised in profit or loss.

With regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value of financial liabilities attributable to changes in the financial liabilities’ credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss was presented in profit or loss.

The new general hedge accounting requirements retain the three types of hedge accounting. However, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an ‘economic relationship’. Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity’s risk management activities have also been introduced.

In relation to the impairment of financial assets, the new introduction of IFRS 9 requires an expected credit loss model, as opposed to an incurred credit loss model under IAS 39 in the past. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. It is no longer necessary for a credit event to have occurred before credit losses are recognised.

138        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

3.	ADOPTION OF NEW AND AMENDED INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments remove an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture and require that a full gain or loss is recognised when a transaction involves a business (whether it is housed in a subsidiary or not).

A partial gain or loss is recognised when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary.

Amendments to IFRS 11: Accounting for Acquisitions of Interests in Joint Operations

These amendments provide guidance on the accounting for acquisitions of interests in joint operations constituting a business. The amendments require all such transactions to be accounted for using the principles on business combinations accounting in IFRS 3 and other IFRSs except where those principles conflict with IFRS 11. Acquisitions of interests in joint ventures are not impacted by this new guidance.

Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortisation

The amendments introduce a rebuttable presumption to IAS 38 that the use of revenue-based methods to calculate the amortisation of an intangible asset is not appropriate.

This presumption can be overcome only in the limited circumstances in which the intangible asset is expressed as a measure of revenue or when revenue and the consumption of the economic benefits of the intangible asset are highly correlated. The amendments also prohibit the use of revenue-based methods to calculate the depreciation of property, plant and machinery under IAS 16.

Annual Report 2014        139

Chapter 11     Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are stated at fair value. The accounting policies are set out below.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries.

Subsidiaries are entities controlled by the Group. The Group controls an entity when the Group is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Group has power over the entity, only substantive rights relating to the entity (held by the Group and others) are considered.

Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the date on which control is transferred to the group or up to the date that control ceases, as appropriate. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Group ceases to have control of the entity, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

140        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Business combination

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of assets transferred by the Group, liabilities incurred by the Group to former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognized in profit or loss as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Subsequent adjustments to the consideration are recognized against the cost of acquisition within the measurement period which does not exceed one year from the acquisition date. Subsequent accounting for changes in fair values of the contingent consideration that do not qualify as measurement period adjustments is included in the income statement or within equity for contingent consideration classified as an asset/liability and equity respectively.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after assessment, the Group’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. The Group applies the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets to account for all its acquisitions.

Interests in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost and adjusted for post-acquisition changes in the Group’s share of net assets of the associates, less any identified impairment loss. When the Group’s share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. Additional share of losses is provided for and a liability is recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate. If the associate subsequently reports profits, the Group resumes recognizing its share of those profits only after its share of the profits exceeds the accumulated share of losses that has previously not been recognized.

Annual Report 2014        141

Chapter 11     Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Interests in associates (continued)

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognized at the date of acquisition is recognized as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

The requirements of IAS 39 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in associates. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment and the reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group’s interest in the relevant associate.

Joint arrangements

A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligation for its liabilities. A joint operation is an arrangement in which the Group has joint control, whereby the Group has rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

Joint ventures are accounted for using the equity method and the details of equity method of accounting have been set out in the accounting policy for interests in associates. When a group entity transacts with a jointly controlled entity of the Group, unrealized profits and losses are eliminated to the extent of the Group’s interest in the joint venture.

When Group entity undertakes its activities under joint operations, the Group as a joint operator recognises its direct right to, and its share of jointly held assets, liabilities, revenues and expenses of joint operations. These have been incorporated in the financial statements under appropriate headings.

142        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and services provided in the normal course of business, net of discounts and sales related taxes. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in profit or loss as follows:

Sales of goods (including coal and methanol) are recognized upon transfer of the significant risks and rewards of ownership to the customer. This is usually taken as the time when the goods are delivered and the customer has accepted the goods.

Service income such as coal railway transportation and electricity and heat supply is recognized when services are provided.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial assets to that asset’s net carrying amount.

Dividend income from investments is recognized when the shareholders’ rights to receive payments have been established.

Intangible assets (other than goodwill)

Intangible assets acquired separately

Intangible assets acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each annual reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Internally-generated intangible assets – research and development expenditure

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognized only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortized on a straight line basis over its useful life. Expenditure incurred on projects to develop new products is capitalized only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development.

Annual Report 2014        143

Chapter 11     Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets (other than goodwill) (continued)

Intangible assets acquired in a business combination

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

(i)	Mining reserves

Mining reserves represent the portion of total proven and probable reserves in the mine of a mining right. Mining reserves are amortized over the life of the mine on a unit of production basis of the estimated total proven and probable reserves or the Australia Joint Ore Reserves Committee (“JORC”) reserves for the Group’s subsidiaries in Australia. Changes in the annual amortization rate resulting from changes in the remaining reserves are applied on a prospective basis from the commencement of the next financial year.

(ii)	Mining resources

Mining resources represent the fair value of economically recoverable reserves (excluding the portion of total proven and probable reserves of a mining right i.e. does not include the above mining reserves) of a mining right (Details are set out in the accounting policy of exploration and evaluation expenditure). When production commences, the mining resources for the relevant areas of interest are amortized over the life of the area according to the rate of depletion of the economically recoverable reserves.

Exploration and evaluation expenditure

Exploration and evaluation expenditure incurred is accumulated in respect of each separately identifiable area of interest which is at individual mine level. These costs are only carried forward where the right of tenure for the area of interest is current and to the extent that they are expected to be recouped through successful development and commercial exploitation, or alternatively, sale of the area, or where activities in the area have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves and active and significant operations in, or in relation to, the area of interest are continuing.

The carrying amount of exploration and evaluation assets is assessed for impairment when facts or circumstances suggest the carrying amount of the assets may exceed their recoverable amount.

A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest. Accumulated costs in relation to an abandoned area are written-off in full in the period in which the decision to abandon the area is made.

144        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Exploration and evaluation expenditure (continued)

When production commences, the accumulated costs for the relevant area of interest are amortized over the life of the area according to the rate of depletion of the economically recoverable reserves.

Capitalized exploration and evaluation expenditure considered to be tangible is recorded as a component of property, plant and equipment. Otherwise, it is recorded as an intangible asset.

Exploration and evaluation expenditure acquired in a business combination are recognized at their fair value at the acquisition date (the fair value of potential economically recoverable reserves at the acquisition date which is shown as “Mining resources”)

Prepaid lease payments

Prepaid lease payments represent land use rights under operating lease arrangement and are stated at cost less accumulated amortization and accumulated impairment losses.

Property, plant and equipment

Property, plant and equipment, other than construction in progress and freehold land, are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is charged so as to write off the cost of items of property, plant and equipment, other than construction in progress and freehold land, over their estimated useful lives and after taking into account their estimated residual value, using the straight line method or unit of production method.

Construction in progress represents property, plant and equipment under construction for production or for its own use purposes. Construction in progress is carried at cost less any impairment loss. Construction in progress is classified to the appropriate category of property, plant and equipment when completed and ready for intended use. Depreciation commences when the assets are ready for their intended use.

Any gain or loss arising on the disposal of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized immediately in the consolidated income statement.

Annual Report 2014        145

Chapter 11     Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment other than goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible assets and intangible assets with finite useful life to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset (determined at the higher of its fair value less costs of disposal and its value in use) is estimated in order to determine the extent of the impairment loss (if any). Intangible assets with an indefinite useful life will be tested for impairment annually.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Recoverable amount is the higher of fair value less costs of disposal and value in use. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment loss is recognized as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized as an income immediately.

For the purposes of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the mining activity (mining complex level) is attributed. Management monitors and manages operations at the mining complex level to identify cash-generating streams.

Goodwill

Goodwill arising on acquisitions prior to January 1, 2005 (transition to new IFRS)

Goodwill arising on an acquisition of net assets and operations of another entity for which the agreement date is before January 1, 2005 represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets and liabilities of the relevant acquiree at the date of acquisition.

The Group has discontinued amortization from January 1, 2005 onwards, and such goodwill is tested for impairment annually, and whenever there is an indication that the cash-generating unit to which the goodwill relates may be impaired (see the accounting policy below).

146        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill (continued)

Goodwill arising on acquisitions on or after January 1, 2005

Goodwill arising on an acquisition of a business for which the agreement date is on or after January 1, 2005 represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant business at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

Goodwill is presented separately in the consolidated balance sheet.

For the purposes of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the acquisition. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Any impairment is recognized immediately in the consolidated income statement and is not subsequently reversed.

On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

Cash and cash equivalents

Cash and cash equivalents include cash at bank and in hand, demand deposits with banks and other financial institution and short term highly liquid investments with original maturities of three months or less that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value. For the preparation of consolidated cash flow statement, cash and cash equivalents include bank overdrafts which are repayable on demand and form an integral part of the Group’s cash management.

Inventories

Inventories of coal and methanol are stated at the lower of cost and net realizable value. Cost, which comprises direct materials and, where applicable, direct labour and overheads that have been incurred in bringing the inventories to their present location and condition, is calculated using the weighted average method. Net realizable value represents the estimated selling price less all further costs to completion and costs to be incurred in selling, marketing and distribution.

Inventories of auxiliary materials, spare parts and small tools expected to be used in production are stated at weighted average cost less allowance, if necessary, for obsolescence.

Annual Report 2014        147

Chapter 11     Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Overburden in advance

Overburden in advance comprises mining stripping (waste removal) costs both during the development and production phase of the Group’s operations.

When stripping costs are included in the development phase of a mine before the production phase commences (development stripping). Such expenditure is capitalised as part of the cost of constructing the mine if it can be demonstrated that it is probable that future economic benefits will be realised, the costs can be reliably measured and the entity can identify the component of the ore body for which access has been improved. The stripping assets subsequently amortized over its useful life using a units of production method, in accordance with the policy applicable to mine properties. The capitalisation of development stripping costs ceases when the mine/component is commissioned and ready for use as intended by management.

Waste development costs incurred in the production phase creates two benefits, being either the production of inventory or improved access to the ore to be mined in the future. Where the benefits are realised in the form of inventory produced in the period, the production stripping costs are accounted for as part of the cost of producing those inventories. Where production stripping costs are incurred and the benefit is improved access to ore to be mined in the future, the costs are recognised as a stripping activity asset in mine properties.

If the costs of the inventory produced and the stripping asset are not separately identifiable, the allocation is undertaken based on waste-to-ore stripping ratio for the particular ore component concerned. If mining of waste in a period occurs in excess of the expected life-of-component average waste-to-ore strip ratio, the excess is recognised as part of the stripping asset. Where mining occurs at or below the expected life-of-component stripping ratio in a period, the entire production stripping cost is allocated to the cost of the ore inventory produced.

Amortization is provided on the units-of-production method over the life of the identified component of orebody. The units-of-production method results in an amortization charge proportional to the depletion of the economically recoverable mineral resources (comprising proven and probable reserves).

Stripping costs that do not satisfy the asset recognition criteria are expensed.

148        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and are accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, interest in associates and joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the consolidated income statement, except when it relates to items that are recognized in other comprehensive income or directly in equity, in which case the deferred tax is also recognized in other comprehensive income or directly in equity respectively.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Certain of the Company’s wholly-owned Australian subsidiaries have formed an income tax consolidated group under the tax consolidation regime. Each entity in the tax consolidated group recognizes its own deferred tax assets and liabilities, except where the deferred tax assets relate to unused tax losses and credits, in which case the Australian subsidiaries recognizes the assets. Australian subsidiaries have entered into a tax sharing agreement whereby each company of Australian subsidiaries contributes to the income tax payable in proportion to their contribution to the profit before tax of the tax consolidated group. The tax consolidated group has also entered into a tax funding agreement whereby each entity in Australian subsidiaries group can recognize their balance of the current tax assets and liabilities through inter-entity accounts.

Annual Report 2014        149

Chapter 11     Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Land subsidence, restoration, rehabilitation and environmental costs

One consequence of coal mining is land subsidence caused by the resettlement of the land above the underground mining sites. Depending on the circumstances, the Group may relocate inhabitants from the land above the underground mining sites prior to mining those sites or the Group may compensate the inhabitants for losses or damages from land subsidence after the underground sites have been mined. The Group may also be required to make payments for restoration, rehabilitation or environmental protection of the land after the underground sites have been mined.

An estimate of such costs is recognized in the period in which the obligation is identified and is charged as an expense in proportion to the coal extracted. At each balance sheet date, the Group adjusts the estimated costs in accordance with the actual land subsidence status. The provision is also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalised cost, except where a reduction in the provision is greater than the undepreciated capitalised cost of any related assets, in which case the capitalised cost is reduced to nil and remaining adjustment is recognized in the income statement. Changes to the capitalised cost result in an adjustment to future depreciation and financial charges.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present values of the minimum lease payments of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as an obligation under finance leases.

Each lease payment is allocated between liability and finance charges so as to achieve a constant rate of interest on the remaining balance of the liability. The finance lease liabilities are included in current and non-current borrowings. The finance charges are expensed in the income statement over the lease periods so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The assets accounted for as finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

150        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Provisions and contingent liabilities

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

All provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future uncertain events not wholly within the control of the Group are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized as part of the cost of those assets. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Capitalization of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

All other borrowings costs are recognized as expenses in the period in which they are incurred.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in the respective functional currency (i.e., the currency of the primary environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognized in profit or loss in the period in which they arise.

Exchange differences on monetary items receivable from or payable to foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on repayment of the monetary items.

Annual Report 2014        151

Chapter 11     Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currencies (continued)

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into the presentation currency of the Company (i.e. Renminbi) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to non-controlling interests as appropriate). Such exchange differences are recognized in profit or loss in the period in which the foreign operation is disposed of.

Government grants

Government grants are recognized as income over the periods necessary to match them with the related costs. If the grants do not relate to any specific expenditure incurred by the Group, they are reported separately as other income. If the grants subsidize an expense incurred by the Group, they are deducted in reporting the related expense. Grants relating to depreciable assets are presented as a deduction from the cost of the relevant asset.

Annual leave, sick leave and long service leave

Benefits accruing to employees in respect of wages and salaries, annual leave and sick leave are included in trade and other payables. Related on-costs are also included in trade and other payables as other creditors. Long service leave is provided for when it is probable that settlement will be required and it is capable of being measured reliably.

Employee benefits expected to be settled within 12 months are measured using the remuneration rate expected to apply at the time of settlement. Provisions made in respect of employee benefits which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the Group in respect of services provided by employees up to the balance sheet date.

Retirement benefit costs

Payments to defined contribution retirement benefit plans are charged as expenses when the employees render the services entitling them to the contributions.

152        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments

Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

The Group’s financial assets are classified into loans and receivables, financial assets at fair value through profit or loss and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of financial assets are set out below.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables (including bank balances and cash, term deposits, restricted cash, bills and accounts receivable, other current assets and long-term receivables) are subsequently measured at amortized cost using the effective interest method, less any identified impairment loss.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss included financial assets held for trading and financial assets designated as fair value through profit or loss upon initial recognition. Financial assets are classified as held for trading if it is acquired principally for the purpose of selling or repurchasing it in the near term or on initial recognition it is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual patter of short-term profit-taking.

Royalty receivable is remeasured based on sales volume, price changes, foreign currency exchange rates and expected future cash flows at each balance sheet date. The gain or loss arising from the change in fair value of royalty receivable is recognized in profit or loss. Royalty receivable is reduced by cash receipts and decreases with time. Since the contract is long term, the unwinding discount (to reflect time value of money) is recognized in interest income.

Annual Report 2014        153

Chapter 11     Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Financial assets (continued)

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments.

At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognized initially in other comprehensive income and accumulated in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognized in equity is removed from equity and recognized in profit or loss (see accounting policy on impairment loss on financial assets below).

Available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition (see accounting policy on impairment loss on financial assets below).

Impairment of financial assets

Financial assets are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been impacted.

For an available-for sale equity investment, a significant or prolonged decline in the fair value of that investment below its cost is considered to be objective evidence of impairment.

For all other financial assets, objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or

•	default or delinquency in interest or principal payments; or

•	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial asset, such as trade and bills receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group’s past experience of collecting payments and changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortized cost, an impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

154        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Financial assets (continued)

Impairment of financial assets (continued)

For available-for-sale equity investments carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade and bills receivables and other receivables, where the carrying amounts are reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. When a trade and bills receivables and other receivables are considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment losses was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Impairment losses on available-for-sale equity investments will not be reversed in profit or loss in subsequent periods. Any increase in fair value subsequent to impairment loss is recognized initially in other comprehensive income and accumulated in equity.

Financial liabilities and equity

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Financial liabilities

The Group’s financial liabilities including bills and accounts payables, other payables, amounts due to Parent Company and its subsidiary companies, finance lease liabilities, guaranteed notes and bank and other borrowings which are initially recognised at fair value and subsequently measured at amortized cost, using the effective interest method and financial liabilities at fair value through profit or loss.

Annual Report 2014        155

Chapter 11     Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Financial liabilities and equity (continued)

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition. Interest expense is recognised on an effective interest basis.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated at initial recognition as at fair value through profit and loss. Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Perpetual capital securities and subordinated capital notes issued by the Group, which includes no contractual obligation for the Group to deliver cash or another financial asset to the holders or to exchange financial assets or financial liabilities with the holders under conditions that are potentially unfavourable to the Group, are classified as equity instruments and are initially recorded at the proceeds received.

Derecognition

Financial assets are derecognized when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets or, the financial assets has been transferred, although the company has neither transferred nor retained substantially all the risk and rewards of ownership of the financial assets, but the Company give up control of the financial assets.

On derecognition of a financial asset, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized directly in equity is recognized in profit or loss.

Financial liabilities are derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

156        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Financial liabilities and equity (continued)

Accounting for derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (i) hedges of the fair value of recognized assets or liabilities (fair value hedge); and (ii) hedges of highly probable forecast transactions (cash flow hedge).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at the inception of the hedge and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of the hedged items.

The fair values of various derivative instruments used for hedging purposes are disclosed in note 36. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

(i)	Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized initially in other comprehensive income and accumulated in equity. The gain or loss relating to the ineffective portion is recognized immediately in the profit and loss. Amounts accumulated in equity are recognized in the profit and loss as the underlying hedged items are recognized.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item is recognized in profit or loss.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the profit and loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the profit or loss.

(ii)	Derivatives that do not qualify for hedge accounting and those not designated as hedging instruments

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting and those not designated as hedges are recognized immediately in the profit or loss.

Annual Report 2014        157

Chapter 11     Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Related Parties

(a)	A person, or a close member of that person’s family, is related to the group if that person:

(1)	has control or joint control over the group;

(2)	has significant influence over the group; or

(3)	is a member of the key management personnel of the group or the group’s parent.

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(b)	An entity is related to the group if any of the following conditions applies:

(1)	The entity and the group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others);

(2)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member);

(3)	Both entities are joint ventures of the same third party;

(4)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(5)	The entity is a post-employment benefit plan for the benefit of employees of either the group or an entity related to the group;

(6)	The entity is controlled or jointly controlled by a person identified in (a); or

(7)	A person identified in (a)(1) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

158        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

5.	ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group’s accounting policies, which are described in note 4, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Depreciation of property, plant and equipment

The cost of mining structures (note 24) is depreciated using the unit of production method based on the estimated production volume for which the structure was designed. The management exercises their judgment in estimating the useful lives of the depreciable assets and the production volume of the mine. The estimated coal production volumes are updated at regular intervals and have taken into account recent production and technical information about each mine. These changes are considered a change in estimate for accounting purposes and are reflected on a prospective basis in related depreciation rates. Estimates of the production volume are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information.

Amortization of assets

Mining reserve and mining resources (note 23) are amortized on a straight line basis or unit of production basis over the shorter of their useful lives and the contractual period. The expensing of overburden removal costs is based on saleable coal production over estimated economically recoverable reserves. The useful lives are estimated on the basis of the total proven and probable reserves of the mine. Proven and probable mining reserve estimates are updated at regular intervals and have taken into account recent production and technical information about each mine.

Provision for land subsidence, restoration, rehabilitation and environmental costs

The provision (note 34) is reviewed regularly to verify that it properly reflects the remaining obligation arising from the current and past mining activities. Provision for land subsidence, restoration, rehabilitation and environmental costs are determined by the management based on their best estimates of the current and future costs, latest government policies and past experiences.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. As at December 31, 2014, the carrying amount of goodwill is RMB2,232,751,000 (2013: RMB2,460,551,000). During the year ended December 31, 2014, no impairment loss on goodwill (2013: nil) was recognised by the Group and details are set out in note 25.

Annual Report 2014        159

Chapter 11     Consolidated Financial Statements

5.	ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (continued)

Impairment of goodwill (continued)

Cash flow projections during the budget period for each of the above units are based on the budgeted revenue and expected gross margins during the budget period and the raw materials price inflation during the budget period. Expected cash inflows/outflows have been determined based on past performance and management’s expectations for the market development.

Estimated impairment of property, plant and equipment

When there is an impairment indicator, the Group takes into consideration the estimation of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. Where the actual future cash flows are less than expected, a material impairment loss may arise. In estimating the future cash flows, the management have taken into account the recent production and technical advancement. As prices and cost levels change from year to year, the estimate of the future cash flow also changes. Notwithstanding the management has used all the available information to make their impairment assessment, inherent uncertainty exists on conditions of the mine and of the environment and actual written off may be higher than the amount estimated. As at December 31, 2014, the carrying amounts of property, plant and equipment is approximately RMB44,174,612,000 (2013: RMB41,896,508,000). During the year ended December 31, 2014, no property, plant and equipment was written off as expenses (2013: nil; 2012: nil). In addition, during the year ended December 31, 2014, no impairment loss on property, plant and equipment (2013: nil; 2012: RMB226,925,000) was recognized by the Group and the details of impairment are set out in note 24.

Most of the coal sales by Premier and Wesfarmers Char are governed by a contract signed with an independent power station. The remaining coal sales are to independent third parties which are sold at market prices. The contract with the power station was a required condition in order for the government to grant the mining rights to Premier and Wesfarmers Char. The sales price under the contract is below market price and Premier and Wesfarmers Char are unable to negotiate to revise the terms of the existing contract, including the sale price of coal. Given the current level of market price of coal and rising costs, the Company also expected that the power station may purchase more coal from Premier and Wesfarmers Char, which will drive down the Company’s overall average sales prices. In 2012, a combined assessment of Premier and Wesfarmers Char, being a cash-generating unit, was performed, and hence in 2012, the Company recorded impairment on intangible assets (mining reserves and mining resources) of RMB417,214,000, property, plant and equipment (mining structures) of RMB226,925,000 and goodwill of RMB17,625,000 as selling, general and administrative expenses in its statement of comprehensive income as set out in note 9 to the financial statements. The Company used the value-in-use method to assess the impairment and the key assumptions included the future market price of the coal, sales volume, and mining costs. The changes in these key assumptions that were applied in the impairment analysis were a decrease of the average coal price from AUD76 per tonne to AUD24 per tonne, a decrease in total sales volume from 141 million tonne to 58 million tonne, an increase in average nominal operating cost from AUD48 per tonne to AUD62 per tonne and an increase in capital expenditure from AUD460 million to AUD584 million. During the year ended December 31, 2013 and 2014, no provision for impairment losses were made for Premier and Wesfarmers Char by the Group.

160        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

5.	ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (continued)

Acquisition of subsidiaries

In 2013 and 2014, the Group acquired subsidiaries and businesses as set out in note 45 and 46. The Group determined whether the acquisition are to be accounted for as acquisition of business or as acquisition of assets by reference to a number of factors including (i) whether the acquiree has relevant input, process or output; (ii) whether the acquire has planned principal activities or is pursuing a plan to produce output and will be able to obtain access to customers.

In addition, the management also made judgement to determine if the Group has taken control over the subsidiaries or assets acquired as from time to time, the registration of transfer of certain operating licences may not be changed immediately upon the payment of consideration.

6.	SEGMENT INFORMATION

The Group is engaged primarily in the mining business. The Group is also engaged in the coal railway transportation business. The Company does not currently have direct export rights in the PRC and all of its export sales is made through China National Coal Industry Import and Export Corporation (“National Coal Corporation”), Minmetals Trading Co., Ltd. (“Minmetals Trading”) or Shanxi Coal Imp. & Exp. Group Corp. (“Shanxi Coal Corporation”). The exploitation right of the Group’s foreign subsidiaries is not restricted. The final customer destination of the Company’s export sales is determined by the Company, National Coal Corporation, Minmetals Trading or Shanxi Coal Corporation. Certain of the Company’s subsidiaries and associates are engaged in trading and processing of mining machinery and the transportation business via rivers and lakes and financial services in the PRC. No separate segment information about these businesses is presented in these financial statements as the underlying gross sales, results and assets of these businesses, which are currently included in the mining business segment, are insignificant to the Group. Certain of the Company’s subsidiaries are engaged in production of methanol and other chemical products, and invest in heat and electricity.

Gross revenue disclosed below is same as the turnover (total revenue).

For management purposes, the Group is currently organized into three operating divisions-coal mining, coal railway transportation and methanol, electricity and heat supply. These divisions are the basis on which the Group reports its segment information.

Principal activities are as follows:

Coal mining	–	Underground and open-cut mining, preparation and sales of coal and potash mineral exploration

Coal railway transportation	–	Provision of railway transportation services

Methanol, electricity and heat supply	–	Production and sales of methanol and electricity and related heat supply services

Annual Report 2014        161

Chapter 11     Consolidated Financial Statements

6.	SEGMENT INFORMATION (continued)

The accounting policies of the reportable segments are same as the Group’s accounting policies described in note

4. Segment results represents the results of each segment without allocation of corporate expenses and directors’ emoluments, share of results of associates and joint ventures, interest income, interest expenses and income tax expenses. This is the measure reported to the chief operating decision maker for the purposes of resources allocation and assessment of segment performance.

Unallocated corporate income for the three years ended December 31, 2014 mainly included exchange gain and other sundry items. Unallocated corporate income for the year ended December 31, 2012 also included bargain purchase of RMB1,269,269,000.

Unallocated corporate expenses for the three years ended December 31, 2014 mainly included bank charges, salaries and other employee benefits, miscellaneous taxes and other sundry items.

Unallocated corporate assets at December 31, 2012, 2013 and 2014 mainly included cash at bank, investments in securities, deferred tax assets and other sundry items.

Unallocated corporate liabilities at December 31, 2012, 2013 and 2014 mainly included borrowings, deferred taxation and sundry items.

162        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

6.	SEGMENT INFORMATION (continued)

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the year ended December 31, 2014
			Methanol,
		Coal railway	electricity and
	Mining	transportation	heat supply	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	58,539,353	373,617	1,457,794	—	60,370,764
Inter-segment	457,681	74,157	530,671	(1,062,509)	—

Total	58,997,034	447,774	1,988,465	(1,062,509)	60,370,764

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2014
			Methanol,
		Coal railway	electricity and
	Mining	transportation	heat supply	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
RESULT
Segment results	4,555,773	12,801	434,332	—	5,002,906

Unallocated corporate expenses					(2,206,540)
Unallocated corporate income					161,419
Interest income					835,931
Share of profit of associates	304,945	—	5,659	—	310,604
Share of loss of joint ventures	(320,829)	—	—	—	(320,829)
Interest expenses					(2,183,581)

Profit before income taxes					1,599,910
Income taxes					(1,112,807)

Profit for the year					487,103

Annual Report 2014        163

Chapter 11     Consolidated Financial Statements

6.	SEGMENT INFORMATION (continued)

BALANCE SHEET

	At December 31, 2014
			Methanol,
		Coal railway	electricity and
	Mining	transportation	heat supply	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
ASSETS
Segment assets	106,340,138	384,587	5,169,555	111,894,280

Interests in associates	1,766,872	—	1,188,757	2,955,629
Interests in joint ventures	130,867	—	—	130,867
Unallocated corporate assets				18,117,338

				133,098,114

LIABILITIES
Segment liabilities	30,639,691	140,951	3,453,427	34,234,069
Unallocated corporate liabilities				52,865,529

				87,099,598

OTHER INFORMATION

	For the year ended December 31, 2014
			Methanol,
		Coal railway	electricity and
	Mining	transportation	heat supply	Corporate	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Capital additions (note 1)	5,296,579	4,984	2,096,313	91,527	7,489,403
Addition of investment in an associate	—	—	—	125,000	125,000
Amortization of intangible assets	1,103,089	—	13,393	—	1,116,482
Release of prepaid lease payments	10,302	5,372	3,214	—	18,888
Reversal of impairment loss on intangible assets	(731,332)	—	—	—	(731,332)
Impairment loss on inventories	4,241	—	—	—	4,241
Depreciation of property, plant and equipment	2,594,622	63,055	418,693	2,385	3,078,755
Impairment losses charged (reversed) on accounts receivable and other receivables	6,954	—	(693)	—	6,261

Note 1: Capital additions include those arising from the acquisition of equity interest in Ashton Coal Mines Limited.

164        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

6.	SEGMENT INFORMATION (continued)

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the year ended December 31, 2013
			Methanol,
		Coal railway	electricity and
	Mining	transportation	heat supply	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	54,444,843	457,898	1,499,085	—	56,401,826
Inter-segment	456,117	43,337	292,994	(792,448)	—

Total	54,900,960	501,235	1,792,079	(792,448)	56,401,826

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2013
			Methanol,
		Coal railway	electricity and
	Mining	transportation	heat supply	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
RESULT
Segment results	1,844,605	22,720	403,702	—	2,271,027

Unallocated corporate expenses					(1,504,126)
Unallocated corporate income					71,395
Interest income					489,348
Share of (loss) profit of associates	(330,158)	—	564,055		233,897
Share of loss of joint ventures	(376,032)	—	—		(376,032)
Interest expenses					(1,765,777)

Loss before income taxes					(580,268)
Income taxes					394,815

Loss for the year					(185,453)

Annual Report 2014        165

Chapter 11     Consolidated Financial Statements

6.	SEGMENT INFORMATION (continued)

BALANCE SHEET

	At December 31, 2013
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Consolidated RMB’000
ASSETS
Segment assets	102,090,643	363,874	5,682,418	108,136,935

Interests in associates	1,561,859	—	1,183,098	2,744,957
Interests in joint ventures	488,350	—	—	488,350
Unallocated corporate assets				16,087,947

				127,458,189

LIABILITIES
Segment liabilities	31,275,948	170,879	3,735,244	35,182,071
Unallocated corporate liabilities				48,290,057

				83,472,128

OTHER INFORMATION

	For the year ended December 31, 2013
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Corporate RMB’000	Consolidated RMB’000
Capital additions (note 1)	18,709,633	22,285	1,519,220	36	20,251,174
Amortization of intangible assets	1,323,031	—	2,047	—	1,325,078
Release of prepaid lease payments	10,020	5,372	3,336	—	18,728
Impairment loss on intangible assets	2,052,238	—	—	—	2,052,238
Impairment loss on inventories	58,274	—	—	—	58,274
Depreciation of property, plant and equipment	2,612,359	68,098	442,392	2,104	3,124,953
Impairment losses (reversed) charged on accounts receivable and other receivables	(3,799)	—	2,683	374	(742)

        Note 1:         Capital additions include those arising from the acquisition of Hao Sheng during the year.

166        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

6.	SEGMENT INFORMATION (continued)

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the year ended December 31, 2012
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Eliminations RMB’000	Consolidated RMB’000
GROSS REVENUE
External	56,200,600	464,068	1,481,516	—	58,146,184
Inter-segment	219,230	32,560	284,425	(536,215)	—

Total	56,419,830	496,628	1,765,941	(536,215)	58,146,184

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2012
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Eliminations RMB’000	Consolidated RMB’000
RESULT
Segment results	6,980,578	(52,848)	91,420	—	7,019,150

Unallocated corporate expenses					(2,159,979)
Unallocated corporate income					1,987,137
Interest income					722,336
Share of profit of associates	33,552	—	108,434	—	141,986
Share of loss of joint ventures	(191,575)	—	—	—	(191,575)
Interest expenses					(1,448,679)

Profit before income taxes					6,070,376
Income taxes					(36,189)

Profit for the year					6,034,187

Annual Report 2014        167

Chapter 11     Consolidated Financial Statements

6.	SEGMENT INFORMATION (continued)

BALANCE SHEET

	At December 31, 2012
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Consolidated RMB’000
ASSETS
Segment assets	98,354,842	558,152	5,300,584	104,213,578

Interests in associates	192,081	—	2,432,195	2,624,276
Interests in joint ventures	998,627	—	—	998,627
Unallocated corporate assets				14,328,595

				122,165,076

LIABILITIES
Segment liabilities	30,657,045	66,649	4,326,014	35,049,708
Unallocated corporate liabilities				38,395,238

				73,444,946

OTHER INFORMATION

	For the year ended December 31, 2012
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Corporate RMB’000	Consolidated RMB’000
Capital additions (note 1)	19,170,069	33,835	1,605,265	70	20,809,239
Investments in associates	3,927	—	810,000	—	813,927
Amortization of intangible assets	1,175,548	—	2,047	—	1,177,595
Release of prepaid lease payments	9,778	5,372	3,213	—	18,363
Impairment loss on property, plant and equipment	226,925	—	—	—	226,925
Impairment loss on intangible assets	417,214	—	—	—	417,214
Impairment loss on inventories	140,883	—	—	—	140,883
Impairment loss on goodwill	17,625	—	—	—	17,625
Depreciation of property, plant and equipment	2,293,828	78,668	443,746	3,162	2,819,404
Impairment losses charged (reversed) on accounts receivable and other receivables	7,270	—	(818)	—	6,452

Note 1:	Capital additions include those arising from the acquisition of assets under the asset transfer agreement with the Parent Company and its subsidiary and the acquisition of Gloucester during the year.

168        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

6.	SEGMENT INFORMATION (continued)

GEOGRAPHICAL INFORMATION

The following table sets out the geographical information. The geographical location of sales to external customers is based on the location at which the services were provided or the goods delivered. The geographical location of the specified non-current assets is based on the physical location of the asset, in the case of property, plant and equipment, the location of the operation to which they are allocated, in the case of intangible assets and goodwill, and the location of operations, in the case of interests in associates and joint ventures.

The geographical information of revenue are as follows:

	Revenue from external customers
	For the year ended December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
The PRC (place of domicile)	52,912,594	47,299,887	48,518,837
Australia	1,346,979	2,130,591	2,297,615
Others	6,111,191	6,971,348	7,329,732

Total	60,370,764	56,401,826	58,146,184

The geographical information of specified non-current assets are as follows:

	Specified non-current assets
	At December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
The PRC (place of domicile)	55,636,862	52,741,341	36,991,705
Australia	30,275,107	32,090,208	41,205,313
Canada	1,646,191	1,691,407	1,832,719

Total non-current assets	87,558,160	86,522,956	80,029,737

For the year ended December 31, 2014, the revenue from mining segment amounted to RMB58,539,353,000 (2013: RMB54,444,843,000; 2012: RMB56,200,600,000) which including sales to the Group’s largest customer located in the PRC of approximately RMB2,235,199,000 (2013: RMB3,243,219,000; 2012: RMB3,651,630,000). As at December 31, 2014, accounts receivable from this customer accounted for nil (2013: 10.29%) of the Group’s total accounts receivable.

Annual Report 2014        169

Chapter 11     Consolidated Financial Statements

7.	NET SALES OF COAL

	Year ended December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Coal sold in the PRC, gross	51,125,696	45,342,904	46,573,253
Less: Transportation costs	(880,224)	(444,306)	(281,816)

Coal sold in the PRC, net	50,245,472	44,898,598	46,291,437

Coal sold outside the PRC, gross	7,413,657	9,101,939	9,627,347

Less: Transportation costs	(1,411,370)	(1,579,890)	(1,822,409)

Coal sold outside the PRC, net	6,002,287	7,522,049	7,804,938

Net sales of coal	56,247,759	52,420,647	54,096,375

Net sales of coal represent the invoiced value of coal sold and are net of returns, discounts and transportation costs if the invoiced value includes transportation costs to the customers.

8.	COST OF SALES AND SERVICE PROVIDED

	Year ended December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Materials	2,972,296	3,022,210	3,162,130
Wages and employee benefits	6,405,198	6,724,456	7,282,018
Electricity	622,505	764,353	699,648
Depreciation	2,230,146	2,404,252	2,057,092
Land subsidence, restoration, rehabilitation and environmental costs	1,299,711	1,440,621	1,781,267
Environmental management expenses	40,555	128,784	129,235
Annual fee and amortization of mining rights (note 23)	1,103,089	1,304,972	1,305,410
Transportation costs	13,785	15,965	80,093
Cost of traded coal	31,372,479	22,834,366	21,522,897
Business tax and surcharges	532,965	541,676	599,784
Others	2,964,773	3,330,183	3,529,414

	49,557,502	42,511,838	42,148,988

170        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

9.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Wages and employee benefits	2,022,643	1,894,073	1,830,614
Staff training costs	6,135	4,558	7,630
Depreciation	396,120	417,204	343,133
Distribution charges	1,491,701	1,448,114	1,292,216
Resource compensation fees (note)	164,237	209,493	248,377
Repairs and maintenance	433,958	354,071	693,380
Research and development	33,929	45,110	62,406
Freight charges	42,704	41,185	34,800
Impairment loss on property, plant and equipment	—	—	226,925
Provision for bad debt	14,529	23,931	10,627
Impairment loss on intangible assets	—	2,052,238	417,214
Impairment loss on goodwill (note 25)	—	—	17,625
Impairment loss on inventories	8,621	58,274	140,883
Legal and professional fees	76,148	129,496	269,155
Social welfare and insurance	63,937	51,255	207,150
Utilities relating to administrative buildings	137,200	80,042	139,942
Environmental protection	9,518	5,552	46,022
Travelling, entertainment and promotion	102,299	102,670	169,062
Exchange loss, net	—	1,686,001	—
Coal price adjustment fund	228,193	424,017	403,632
Bonus payments	—	17,154	11,050
Other sundry taxes	687,433	352,601	397,853
Others	150,579	983,674	1,017,940

	6,069,884	10,380,713	7,987,636

Note:	In accordance with the relevant regulations, the Group pays resource compensation fees (effectively a government levy) to the Ministry of Geology and Mineral Resources at the rate of 1% on the sales value of raw coal.

10.	OTHER INCOME

	Year ended December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Dividend income	7,385	71,395	3,702
Gain on sales of auxiliary materials	71,060	37,658	32,300
Government grants	238,083	169,957	72,867
Interest income	835,931	489,348	722,336
Exchange gain, net	154,034	—	714,166
Bargain purchase	147,993	—	1,269,269
Gain on disposals of property, plant and equipment	5,986	14,973	9,862
Reversal of impairment loss on intangible assets (note 23)	731,332	—	—
Others	190,382	237,246	105,943

	2,382,186	1,020,577	2,930,445

The above dividend income is from listed investments.

Annual Report 2014    171

Chapter 11     Consolidated Financial Statements

11.	INTEREST EXPENSES

	Year ended December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Interest expenses on:
– bank and other borrowings wholly repayable within 5 years	2,631,542	1,565,693	1,453,459
– bank and other borrowings not wholly repayable within 5 years	196,343	418,606	88,550
– bills receivable discounted without recourse	2,738	9,341	2,367

	2,830,623	1,993,640	1,544,376
Less: interest expenses capitalized into construction in progress (capitalization rate for the years ended December 31, 2014, 2013 and 2012: 6.00% – 6.90%, 6.40% – 6.55% and 6.40% – 7.05%, respectively)	(647,042)	(227,863)	(95,697)

	2,183,581	1,765,777	1,448,679

12.	INCOME TAXES

	Year ended December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Income taxes:
Current taxes	1,421,048	1,991,862	1,328,624
Under (Over) provision in prior years	19,119	(286,292)	142,957

	1,440,167	1,705,570	1,471,581
Deferred taxes (note 39)
Australian Minerals Resources Rent Tax (Note)	602,180	141,182	(1,550,277)
Others	(929,540)	(2,241,567)	114,885

	1,112,807	(394,815)	36,189

Except An Yuan Coal Mine and Xintai, the Company and its subsidiaries in the PRC are subject to a standard income tax rate of 25% on its taxable income (2013: 25%; 2012: 25%).

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

Note:	The Australian Minerals Resources Rent Tax (“MRRT”) legislation was enacted on 19 March 2012 and effective from 1 July 2012. According to the relevant provisions of the MRRT tax laws, subsidiaries in Australia are required to determine the starting base allowance on the balance sheet. Book value or market value approach can be selected in calculating the starting base and subsequently amortize within the prescribed useful life. Market value approach was selected for mines in Australia. Under the market value approach, base value is determined based on market value of the coal mines on 1 May 2010 and amortize based on the shorter of the life of mining project, mining rights and mining production.

During 2013, the Australian Government released an exposure draft legislation which proposed to repeal the MRRT legislation. On 5 September 2014, the Minerals Resource Rent Tax Repeal and Other Measures Act 2014 received royal assent. Entities would not be required to pay MRRT commencing on 1 October 2014, accordingly, the current and deferred MRRT assets and liabilities have been derecognised in 2014.

172        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

12.	INCOME TAXES (continued)

The total charge for the year can be reconciled to the profit per the consolidated income statement as follows:

	Year ended December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Standard income tax rate in the PRC	25%	25%	25%
Standard income tax rate applied to income before income taxes	399,977	(145,067)	1,517,594
Reconciling items:
Effect of expense (income) exempt from taxation	127,389	(83,106)	(668,039)
Deemed interest income from subsidiaries subject to tax	250,699	210,978	142,361
Tax effect of tax losses not recognized	314,680	210,460	202,744
Under (Over) provision in prior years	19,119	(286,293)	142,957
MRRT	421,526	96,223	(1,085,194)
Utilization of unrecognized tax losses in prior years	(172,892)	(62,637)	(20,700)
Effect of tax rate differences in other taxation jurisdictions	(156,363)	(383,370)	17,768
Others	(91,328)	47,997	(213,302)

Income taxes	1,112,807	(394,815)	36,189

Effective income tax rate	69.55%	68%	0.6%

Annual Report 2014        173

Chapter 11     Consolidated Financial Statements

13.	PROFIT (LOSS) BEFORE INCOME TAXES

	Year ended December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Profit (Loss) before income taxes has been arrived at after charging:
Amortization of intangible assets	1,116,482	1,325,078	1,177,595
Depreciation of property, plant and equipment
- under finance leases	15,935	32,129	8,180
- self-owned	3,062,820	3,092,824	2,811,224
Total depreciation and amortization	4,195,237	4,450,031	3,996,999

Release of prepaid lease payments	18,888	18,728	18,363

Impairment loss recognised in respect of:
- Property, plant and equipment	—	—	226,925
- Intangible assets	—	2,052,238	417,214
- Goodwill	—	—	17,625
- Inventories	8,621	58,274	140,883
Auditors’ remuneration	15,325	23,771	19,916
Staff costs, including directors’, chief executive director’s, supervisors’ and management team’s emoluments	10,056,870	9,811,721	10,022,134
Retirement benefit scheme contributions
(included in staff costs above)	1,865,769	2,153,433	3,657,504
Cost of inventories	34,942,943	26,437,983	25,425,263
Research and development costs	33,929	45,110	62,406
Operating lease charges in respect of leased premises	55,230	65,043	72,400
Provision (Reversal) of impairment loss on accounts receivable and other receivables, net	6,261	(742)	6,452
and crediting:
Gain on disposal of property, plant and equipment	(5,986)	(14,973)	(9,862)
Exchange (gain) loss, net	(154,034)	1,686,001	(714,166)
Reversal of impairment loss on intangible assets	(731,332)	—	—

174        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

14.	DIRECTORS’, CHIEF EXECUTIVE DIRECTOR’S, SUPERVISORS’ AND MANAGEMENT TEAM’S REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS

Directors’, chief executive director’s, supervisors’ and management team’s emoluments

Details of the directors’, chief executive director’s, supervisors’ and management team’s emoluments are as follows:

	For the year ended December 31, 2014
		Salaries, allowance	Retirement
		and other benefits	benefit scheme
	Fees	in kind	contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Independent non-executive directors
Wang Xiaojun	130	—	—	130
Wang Xianzheng	54	—	—	54
Cheng Faguang	54	—	—	54
Xue Youzhi	130	—	—	130
Wang Lijie	76	—	—	76
Jia Shaohua	76	—	—	76

	520	—	—	520

Executive directors
Zhang Xinwen*	—	—	—	—
Wang Xin*	—	—	—	—
Zhang Yingmin	—	226	42	268
Li Weimin*	—	—	—	—
Shi Xuerang*	—	—	—	—
Wu Yuxiang	—	518	101	619
Zhang Baocai	—	2,074	102	2,176
Dong Yunqing	—	322	62	384
Yin Mingde	—	876	172	1,048
Wu Xiangqian	—	859	169	1,028
Jiang Qing Quan	—	396	76	472

	—	5,271	724	5,995

Chief executive director
Li Xiyong*	—	—	—	—

Supervisors
Song Guo*	—	—	—	—
Zhang Shengdong*	—	—	—	—
Zhou Shoucheng*	—	—	—	—
Zhen Ailan*	—	—	—	—
Wei Huanmin	—	539	105	644
Xu Bentai	—	566	110	676
Guo Jun	—	794	156	950
Chen Zhong Yi	—	290	55	345

	—	2,189	426	2,615

Other management team
Liu Chun	—	547	107	654
He Ye*	—	—	—	—
Tian Fengze	—	558	109	667
Shi Chengzhong	—	547	107	654
Ni Xinghua	—	570	111	681
Lai Cunliang*	—	—	—	—
Wang Fuqi	—	391	75	466
Ding Guangmu		373	72	445
Zhao Honggang	—	217	41	258

	—	3,203	622	3,825

Total	520	10,663	1,772	12,955

*	Emoluments paid to these directors, chief executive director, supervisors and management team were borne by the Parent Company.

Annual Report 2014        175

Chapter 11     Consolidated Financial Statements

14.	DIRECTORS’, CHIEF EXECUTIVE DIRECTOR’S, SUPERVISORS’ AND MANAGEMENT TEAM’S REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS (continued)

Directors’, chief executive director’s, supervisors’ and management team’s emoluments (continued)

Details of the directors’, chief executive director’s, supervisors’ and management team’s emoluments are as follows:

	For the year ended December 31, 2013
		Salaries, allowance	Retirement
		and other benefits	benefit scheme
	Fees	in kind	contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Independent non-executive directors
Wang Xiaojun	130	—	—	130
Wang Xianzheng	130	—	—	130
Cheng Faguang	130	—	—	130
Xue Youzhi	130	—	—	130

	520	—	—	520

Executive directors
Zhang Xinwen*	—	—	—	—
Wang Xin*	—	—	—	—
Zhang Yingmin	—	512	100	612
Li Weimin*	—	—	—	—
Shi Xuerang*	—	—	—	—
Wu Yuxiang	—	468	91	559
Zhang Baocai	—	469	92	561
Dong Yunqing	—	470	92	562

	—	1,919	375	2,294

Chief executive director
Li Xiyong*	—	—	—	—

Supervisors
Song Guo*	—	—	—	—
Zhang Shengdong*	—	—	—	—
Zhou Shoucheng*	—	—	—	—
Zhen Ailan*	—	—	—	—
Wei Huanmin	—	470	92	562
Xu Bentai	—	461	90	551

	—	931	182	1,113

Other management team
Liu Chun	—	490	96	586
He Ye	—	417	81	498
Tian Fengze	—	486	95	581
Shi Chengzhong	—	481	94	575
Ni Xinghua	—	497	97	594
Lai Cunliang	—	766	—	766

	—	3,137	463	3,600

Total	520	5,987	1,020	7,527

*	Emoluments paid to these directors, chief executive director and supervisors were borne by the Parent Company.

176        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

14.	DIRECTORS’, CHIEF EXECUTIVE DIRECTOR’S, SUPERVISORS’ AND MANAGEMENT TEAM’S REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS (continued)

Directors’, chief executive director’s, supervisors’ and management team’s emoluments (continued)

Details of the directors’, chief executive director’s, supervisors’ and management team’s emoluments are as follows:

	For the year ended December 31, 2012
		Salaries, allowance	Retirement
		and other benefits	benefit scheme
	Fees	in kind	contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Independent non-executive directors
Wang Xiaojun	130	—	—	130
Wang Xianzheng	130	—	—	130
Cheng Faguang	130	—	—	130
Xue Youzhi	130	—	—	130

	520	—	—	520

Executive directors
Wang Xin*	—	—	—	—
Zhang Yingmin	—	728	146	874
Shi Xuerang*	—	—	—	—
Wu Yuxiang	—	505	101	606
Zhang Baocai	—	517	103	620
Dong Yunqing	—	520	104	624

	—	2,270	454	2,724

Chief executive director
Li Weimin*	—	—	—	—
Supervisors
Song Guo*	—	—	—	—
Zhang Shengdong*	—	—	—	—
Zhou Shoucheng*	—	—	—	—
Zhen Ailan*	—	—	—	—
Wei Huanmin	—	516	103	619
Xu Bentai	—	506	101	607

	—	1,022	204	1,226

Other management team
Liu Chun	—	564	113	677
He Ye	—	720	144	864
Tian Fengze	—	529	106	635
Shi Chengzhong	—	543	109	652
Ni Xinghua	—	553	111	664
Lai Cunliang	—	690	—	690

	—	3,599	583	4,182

Total	520	6,891	1,241	8,652

*	Emoluments paid to these directors, chief executive director and supervisors were borne by the Parent Company.

No directors waived any of their emoluments in each of the year ended December 31, 2014, 2013 and 2012.

Annual Report 2014        177

Chapter 11     Consolidated Financial Statements

14.	DIRECTORS’, CHIEF EXECUTIVE DIRECTOR’S, SUPERVISORS’ AND MANAGEMENT TEAM’S REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS (continued)

Employees’ emoluments

The five highest paid individuals in the Group included three directors for the year ended December 31, 2014 (2013: nil; 2012: nil). The emoluments of the five highest paid individuals (2013: five; 2012: five) were stated as follows:

	Year ended December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Salaries, allowance and other benefits in kind	16,801	19,496	18,877
Retirement benefit scheme contributions	586	453	538
Discretionary bonuses	6,655	2,820	5,827

	24,042	22,769	25,242

Their emoluments were within the following bands:

	Year ended December 31,
	2014	2013	2012
	No. of	No. of	No. of
	employees	employees	employees
HK$ 1,000,001 to HK$ 1,500,000	2	—	—
HK$ 2,500,001 to HK$ 3,000,000	1	1	—
HK$ 3,500,001 to HK$ 4,000,000	—	1	2
HK$ 4,500,001 to HK$ 5,000,000	—	1	1
HK$ 5,500,001 to HK$ 6,000,000	—	—	1
HK$ 6,000,001 to HK$ 6,500,000	—	1	—
HK$ 10,000,001 to HK$ 10,500,000	1	—	—
HK$ 11,000,001 to HK$ 11,500,000	—	1	—
HK$ 12,000,001 to HK$ 12,500,000	—	—	1
HK$ 16,000,001 to HK$ 16,500,000	1	—	—

178        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

15.	DIVIDEND RECOGNIZED AS DISTRIBUTION DURING THE YEAR

	Year ended December 31,
	2014 RMB’000	2013 RMB’000	2012 RMB’000
2013 final dividend, RMB 0.020 per share (2013: 2012 final dividend, RMB 0.360 per share; 2012: 2011 final dividend, RMB 0.570 per share)	98,368	1,770,624	2,803,488

In the annual general meeting held on June 22, 2012, a final dividend of RMB0.570 per share in respect of the year ended December 31, 2011 was approved by the shareholders and paid to the shareholders of the Company.

In the annual general meeting held on May 15, 2013, a final dividend in of RMB0.360 per share in respect of the year ended December 31, 2012 was approved by the shareholders and paid to the shareholders of the Company.

In the annual general meeting held on May 14, 2014, a final dividend of RMB0.020 per share in respect of the year ended December 31, 2013 was approved by the shareholders and paid to the shareholders of the Company.

The board of directors proposes to declare a final dividend of approximately RMB98,368,000 calculated based on a total number of 4,918,400,000 shares issued at RMB1 each, at RMB0.020, in respect of the year ended December 31, 2014. The declaration and payment of the final dividend needs to be approved by the shareholders of the Company by way of an ordinary resolution in accordance with the requirements of the Company’s Articles of Association. A shareholders’ general meeting will be held for the purpose of considering and, if thought fit, approving this ordinary resolution.

16.	EARNINGS PER SHARE AND PER ADS

The calculation of the earnings per share attributable to the equity holders of the Company for the years ended December 31, 2014, 2013 and 2012 is based on the profit attributable to the equity holders of the Company for the year of RMB766,158,000, RMB777,368,000 and RMB6,065,570,000 and on the 4,918,400,000 shares in issue, during each of the three years.

The earnings per ADS have been calculated based on the profit for the relevant periods and on one ADS, being equivalent to 10 H shares.

On 31 December 2014, the Company’s subsidiary issued subordmated capital notes. Noteholders will be permitted to convert the subordmated capital notes into 1,000 Yancoal Australia Limited ordinary shares.

Diluted earnings per share for the years ended December 31, 2014 equals to the basic earnings per share as the potential ordinary shares on exercise of subordinated capital notes were not included in the calculation of diluted earnings per share because they are anti-dilutive.

No diluted earnings per share have been presented for the years ended December 31, 2013 and 2012, as there were no dilutive potential shares in issue.

Annual Report 2014        179

Chapter 11     Consolidated Financial Statements

17.	BANK BALANCES AND CASH/TERM DEPOSITS AND RESTRICTED CASH

Bank balances carry interest at market rates which ranged from 0.35% to 3.35% (2013: from 0.35% to 3.10%) per annum.

At the balance sheet date, the restricted cash of the PRC subsidiaries represents the deposits paid for safety work as required by the State Administrative of work safety and bank acceptance bill deposit which carry interest at market rates of 0.01%-0.6% (2013: 0.01%-0.6%) the remaining portion represents deposits placed as guarantee for the future payment of land subsidence as required by the Australian government, which carry interest at average rate of 1.85% (2013: 1.13%).

Term deposits was pledged to certain banks as security for loans and banking facilities granted to the Group, which carry fixed interest rate ranging from 0.6%-4.25% (2013: 0.5%-4.75%).

18.	BILLS AND ACCOUNTS RECEIVABLE

	At December 31,
	2014	2013
	RMB’000	RMB’000
Accounts receivable	2,029,449	1,469,676
Less: Impairment loss	(13,697)	(8,289)

	2,015,752	1,461,387
Bills receivable	5,068,353	7,558,118

Total bills and accounts receivable, net	7,084,105	9,019,505

Bills receivable represents unconditional orders in writing issued by or negotiated from customers of the Group for completed sale orders which entitle the Group to collect a sum of money from banks or other parties. The bills are non-interest bearing and have a maturity of six months.

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

The following is an aged analysis of bills and accounts receivable, net of provision for impairment, based on the invoice dates at the balance sheet dates:

	At December 31,
	2014	2013
	RMB’000	RMB’000
1-90 days	6,625,097	8,685,054
91-180 days	187,440	316,681
181-365 days	259,850	4,689
Over 1 year	11,718	13,081

	7,084,105	9,019,505

180        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

18.	BILLS AND ACCOUNTS RECEIVABLE (continued)

Before accepting any new customer, the Group assesses the potential customer’s credit quality and defines credit limits by customer. Limits attributed to customers are reviewed once a year.

There are no significant trade receivables which are past due but not yet impaired on both balance sheet dates. The Group does not hold any collateral over these balances. The average age of these receivables is 57 days (2013: 49 days). The management closely monitors the credit quality of accounts receivable and consider the balance that are neither past due nor impaired are of good credit quality.

The Group has provided fully for all receivables over 3 years because historical experience is such that receivables that are past due beyond 3 years are generally not recoverable. For receivable aged over 4 years and considered irrecoverable by the management will be written off.

An analysis of the impairment loss on bills and accounts receivable for 2014 and 2013 are as follows:

	2014	2013
	RMB’000	RMB’000
Balance at January 1	8,289	2,532
Provided for the year	12,673	21,351
Reversal	(7,265)	(15,594)

Balance at December 31	13,697	8,289

Included in the allowance for doubtful debts is an allowance of RMB13,697,000 (2013: RMB8,289,000) for individually impaired trade receivables, which are mainly due from corporate customers in the PRC and considered irrecoverable by the management after consideration on the credit quality of those individual customers, the ongoing relationship with the Group and the aging of these receivables. The impairment recognized represents the difference between the carrying amount of these trade receivables and the present value of the amounts. The Group does not hold any collateral over these balances.

Annual Report 2014        181

Chapter 11     Consolidated Financial Statements

19.	ROYALTY RECEIVABLE

	At December 31,
	2014	2013
	RMB’000	RMB’000
As at January 1	1,134,374	1,349,447
Cash received	(79,924)	(78,801)
Unwinding discount	116,444	126,949
Exchange re-alignment	(84,196)	(229,059)
Change in fair value	(87,634)	(34,162)

As at December 31	999,064	1,134,374

Presented as:
Current portion	89,137	105,584
Non-current portion	909,927	1,028,790

	999,064	1,134,374

A right to receive a royalty of 4% of Free on Board trimmed sales from Middlemount mine operated by Middlemount Joint Venture was acquired as part of the acquisition of Gloucester. This financial assets has been determined to have a finite life being the life of the Middlemount and is measured at fair value basis.

The royalty receivable is measured based on management expectations of the future cash flows with the re-measurement recorded in the income statement at each balance sheet date. The amount expected to be received in the next 12 month will be disclosed as current receivable and the discounted expected future cash flow beyond 12 months will be disclosed as a non-current receivable. Unwinding discount is included in interest income (note 10). Change in fair value is included in selling, general and administrative expenses (note 9).

20.	INVENTORIES

	At December 31,
	2014	2013
	RMB’000	RMB’000
COST
Methanol	17,966	23,039
Auxiliary materials, spare parts and small tools	393,683	495,293
Coal products	1,058,831	1,070,888

	1,470,480	1,589,220

182        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

21.	PREPAYMENTS AND OTHER RECEIVABLES

	At December 31,
	2014	2013
	RMB’000	RMB’000
Advances to suppliers (i)	2,009,055	1,181,271
Prepaid relocation costs of inhabitants	2,102,117	2,192,952
Advance to an associate (ii)	1,250,000	—
Others (i)	1,858,079	1,885,353

	7,219,251	5,259,576

(i)	Included in the above balances as of December 31, 2014 is an impairment loss of RMB19,165,000 (2013: RMB18,312,000).

The Group has provided fully for all receivables over 3 years because historical experience is such that receivables that are past due beyond 3 years are generally not recoverable. Receivable will be written off, if aged over 4 years and considered irrecoverable by the management after considering the credit quality of the individual party and the nature of the amount overdue. During the year ended December 31, 2014, there was no written off against prepayments and other receivables (2013: RMB481,000).

(ii)	The advance to an associate is guaranteed by the Parent Company, interest-bearing at 6% per annum and repayable on demand.

22.	PREPAID LEASE PAYMENTS

	At December 31,
	2014	2013
	RMB’000	RMB’000
Current portion	22,343	18,701
Non-current portion	776,751	676,202

	799,094	694,903

The amounts represent prepaid lease payments for land use rights which are situated in the PRC and have a term of 45 to 50 years from the date of grant of land use rights certificates.

Annual Report 2014        183

Chapter 11     Consolidated Financial Statements

23.	INTANGIBLE ASSETS

	Mining reserves RMB’000	Mining resources RMB’000	Potash mineral exploration permit RMB’000	Technology RMB’000	Water Licenses RMB’000	Others RMB’000	Total RMB’000
COST
At January 1, 2013	28,962,770	5,299,755	1,665,226	163,408	132,407	150,009	36,373,575
Exchange re-alignment	(3,554,938)	(863,376)	(162,965)	(27,655)	(1,327)	(19,481)	(4,629,742)
Acquisition of Hao Sheng (note 45)	12,089,682	—	—	—	—	—	12,089,682
Additions for the year	9,566	21,997	—	—	—	688	32,251
Disposals	—	—	—	—	—	(18,075)	(18,075)
Reclassification	30,296	4,114	(34,410)	—	—	—	—

At December 31, 2013 and at January 1, 2014	37,537,376	4,462,490	1,467,851	135,753	131,080	113,141	43,847,691
Exchange re-alignment	(1,358,252)	(275,058)	(109,867)	(10,319)	(495)	(8,481)	(1,762,472)
Additions for the year	—	16,635	—	100,983	—	11,010	128,628
Acquisition of Ashton Coal Mines Limited (note 46)	782,928	—	—	—	—	—	782,928

At December 31, 2014	36,962,052	4,204,067	1,357,984	226,417	130,585	115,670	42,996,775

AMORTIZATION AND IMPAIRMENT
At January 1, 2013	2,544,570	163,408	—	—	—	31,352	2,739,330
Exchange re-alignment	(479,201)	(27,655)	—	—	(58)	(4,754)	(511,668)
Provided for the year	1,304,972	—	—	—	311	19,795	1,325,078
Impairment loss	2,052,238	—	—	—	—	—	2,052,238
Eliminated on disposals	—	—	—	—	—	(13,675)	(13,675)

At December 31, 2013 and at January 1, 2014	5,422,579	135,753	—	—	253	32,718	5,591,303
Exchange re-alignment	(254,416)	(10,317)	—	—	(344)	(2,150)	(267,227)
Provided for the year	1,103,089	—	—	—	272	13,121	1,116,482
Reversal of impairment loss	(731,332)	—	—	—	—	—	(731,332)

At December 31, 2014	5,539,920	125,436	—	—	181	43,689	5,709,226

CARRYING VALUE
At December 31, 2014	31,422,132	4,078,631	1,357,984	226,417	130,404	71,981	37,287,549

At December 31, 2013	32,114,797	4,326,737	1,467,851	135,753	130,827	80,423	38,256,388

184        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

23.	INTANGIBLE ASSETS (continued)

The Parent Company and the Company have entered into a mining rights agreement pursuant to which the Company has agreed to pay to the Parent Company, effective from September 25, 1997, an annual fee of RMB12,980,000 as compensation for the Parent Company’s agreement to give up the mining rights associated with the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine and Jining II. Revised compensation fees was settled with the government authority directly in 2012.

The mining rights (mining reserves) are amortized based on unit of production method.

The potash mineral exploration permit is reclassified to mining resources or mining reserves according to its progress of exploration. Technology has not yet reached the stage of commercial application and therefore is not amortized.

Water licenses are amortized over the life of mine. If the mining activities of the relevant locations have not yet been started and the connections to water sources have not been completed, no amortization will be provided.

Other intangible assets mainly represent computer software which is amortized on a straight line basis of 2.5 to 5 years over the useful life.

Amortization expense of the mining rights for the year of RMB1,103,089,000 (2013: RMB1,304,972,000) has been included in cost of sales and service provided. Amortization expense of other intangible assets for the year of RMB13,393,000 (2013: RMB20,106,000) has been included in selling, general and administrative expenses.

At December 31, 2014, intangible assets with a carrying amount of approximately RMB13,045,169,000 (2013: RMB10,426,786,000) have been pledged to secure the Group’s borrowings (note 35).

Given the continuing decrease in coal price during the year ended December 31, 2013, management performed impairment test for the Group’s intangible assets and concluded that the recoverable amount of cash generating units, Moolarben Coal Mine and Stratford Coal Mine were below its carrying amount. RMB2,052,238,000 impairment loss has been recognized accordingly. The recoverable amounts of the aforesaid cash generating units amounting to RMB12,227,722,000 have been determined based on value in use, which has been calculated using a discounted cash flow model with an assumption of post-tax discount rate of 11%.

During the year ended December 31, 2014 there has been an improvement in current and life of mine operating costs and an increase in the JORC reserves at the Moolarben mine. These factors have been considered a trigger for impairment reversal. An impairment reversal of RMB731,332,000 has been recognised through the profit or loss. The recoverable amount for Moolarben was determined to be approximately RMB10.5 billion.

The recoverable amount has been determined using the fair value less costs of disposal method. To provide an indication about the reliability of the inputs used in determining fair value the accounting standards prescribe three levels under which fair value measurements should be categorised (refer to Note 44c for further details). The fair value model adopted has been categorised as level 3.

Annual Report 2014        185

Chapter 11     Consolidated Financial Statements

23.	INTANGIBLE ASSETS (continued)

Fair value less costs of disposal has been determined using a discounted cash flow model. The key assumptions to which the model is most sensitive include:

•	Coal prices

•	Foreign exchange rates

•	Production and capital costs

•	Discount rate

•	Coal reserves and resources

In determining the value assigned to each key assumption, management has used external sources of information and utilised the expertise of external consultants and experts within the Group to validate entity specific assumptions such as coal reserves and resources.

Furthermore, the Group’s cash flow forecasts are based on estimates of future coal prices, which assume market prices will revert to the Group’s assessment of the average long term real coal prices of US$67-US$108 per tonne for thermal coal and US$96-US$148 per tonne for metallurgical coal in the export market of the Australian subsidiaries. The Group receives long term forecast coal price data from multiple externally verifiable sources when determining its coal price forecasts, making adjustments for specific coal quality factors. For both thermal and metallurgical coal the price forecast that results in the recoverable amount exceeding the book value is within the range of external price forecasts.

The long term AUD/USD forecast exchange rate of $0.78 is based on externally verifiable sources. The year-end AUD/ USD exchange rate was $0.82 per the Reserve Bank of Australia.

Production and capital costs are based on the Group’s estimate of forecasted geological conditions, stage of existing plant and equipment and future production levels. This information is obtained from internally maintained budgets, the five year business plan, life of mine models, life of mine plans and project evaluations performed by the Group in its ordinary course of business.

The Group has applied a post-tax discount rate of 11% to discount the forecast future attributable post-tax cash flows. The post-tax discount rate applied to the future cash flow forecasts represent an estimate of the rate the market would apply having regard to the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted. This rate is also consistent with the Group’s five year business plan, life of mine models and project evaluations performed in ordinary course of business.

186        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

24.	PROPERTY, PLANT AND EQUIPMENT

	Freehold land in Australia RMB’000	Buildings RMB’000	Railway structures RMB’000	Mining structures RMB’000	Plant, machinery and equipment RMB’000	Transportation equipment RMB’000	Construction in progress RMB’000	Total RMB’000
COST
At January 1, 2013	1,155,558	4,653,763	1,693,842	7,857,738	25,631,281	710,115	14,208,642	55,910,939
Exchange re-alignment	(207,634)	(101,418)	—	(597,550)	(1,813,341)	—	(393,772)	(3,113,715)
Acquisition of Hao Sheng (note 45)	—	—	—	—	390	1,533	300,282	302,205
Additions	6,166	348	569	96,174	282,593	1,118	7,440,068	7,827,036
Transfers	127,168	153,430	224,452	1,501,975	2,921,184	33,357	(4,961,566)	—
Reclassification	(2,786)	2,501	—	40,250	(39,965)	—	—	—
Disposals	—	(18,566)	(4,096)	(8,215)	(1,214,653)	(19,078)	—	(1,264,608)

At December 31, 2013 and January 1, 2014	1,078,472	4,690,058	1,914,767	8,890,372	25,767,489	727,045	16,593,654	59,661,857
Exchange re-alignment	(87,567)	(40,686)	—	(271,787)	(753,045)	—	(121,220)	(1,274,305)
Acquisition of Ashton Coal Mines
Limited (note 46)	124,856	4,312	—	46,519	70,355	—	—	246,042
Additions	—	144,678	—	59,058	24,051	—	5,933,308	6,161,095
Transfers	18,683	285,957	1,330,184	1,122,330	5,450,621	21,082	(8,228,857)	—
Reclassification	(1,783)	1,312	—	(8,925)	9,396	—	—	—
Disposals	—	(7,286)	(12,248)	(14,997)	(259,980)	(18,417)	(54,111)	(367,039)

At December 31, 2014	1,132,661	5,078,345	3,232,703	9,822,570	30,308,887	729,710	14,122,774	64,427,650

ACCUMULATED DEPRECIATION
AND IMPAIRMENT
At January 1, 2013	—	1,947,912	1,037,320	2,836,842	10,180,087	405,675	—	16,407,836
Exchange re-alignment	—	(12,049)	—	(136,142)	(419,904)	—	—	(568,095)
Provided for the year	—	179,219	160,032	426,565	2,315,487	43,650	—	3,124,953
Eliminated on disposals	—	(6,623)	(3,257)	(8,103)	(1,162,398)	(18,964)	—	(1,199,345)

At December 31, 2013 and January 1, 2014	—	2,108,459	1,194,095	3,119,162	10,913,272	430,361	—	17,765,349
Exchange re-alignment	—	(7,482)	—	(70,416)	(221,275)	—	—	(299,173)
Provided for the year	—	176,150	162,189	527,544	2,174,317	38,555	—	3,078,755
Reclassification	—	225	—	(9,621)	9,396	—	—	—
Eliminated on disposals	—	(5,200)	(9,084)	(14,769)	(244,756)	(18,084)	—	(291,893)

At December 31, 2014	—	2,272,152	1,347,200	3,551,900	12,630,954	450,832	—	20,253,038
CARRYING VALUE
At December 31, 2014	1,132,661	2,806,193	1,885,503	6,270,670	17,677,933	278,878	14,122,774	44,174,612

At December 31, 2013	1,078,472	2,581,599	720,672	5,771,210	14,854,217	296,684	16,593,654	41,896,508

Annual Report 2014        187

Chapter 11     Consolidated Financial Statements

24.	PROPERTY, PLANT AND EQUIPMENT (continued)

The following estimated useful lives are used for the depreciation of property, plant and equipment, other than construction in progress and freehold land:

Buildings	10 to 30 years
Railway structures	15 to 25 years
Plant, machinery and equipment	2.5 to 25 years
Transportation equipment	6 to 40 years

Transportation equipment includes vessels, harbor works and crafts which are depreciated over the estimated useful lives of 18 years and 40 years respectively.

The mining structures include the main and auxiliary mine shafts and underground tunnels. Depreciation is provided to write off the cost of the mining structures using the units of production method based on the estimated production volume for which the structure was designed and the contractual period of the relevant mining rights.

During the year ended December 31, 2014, the directors conducted a review of the Group’s mining assets and determined that no assets were impaired due to physical damage and technical obsolescence (2013: nil).

At December 31, 2014, property, plant and equipment with carrying amount of approximately RMB3,134,300,000 (2013: RMB7,197,336,000) have been pledged to secure bank borrowings of the Group (note 35).

At December 31, 2014, the carrying amount of property, plant and equipment held under finance leases of the group was RMB227,391,000 (2013: RMB266,655,000).

25.	GOODWILL

	2014	2013
	RMB’000	RMB’000
NET CARRYING VALUE
At January 1	2,460,551	2,573,811
Exchange re-alignment	(34,622)	(113,260)
Derecognition	(193,178)	—

At December 31	2,232,751	2,460,551

188        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

25.	GOODWILL (continued)

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units that are expected to benefit from that business combination. The carrying amount of goodwill had been allocated as follows:

	At December 31,
	2014	2013
	RMB’000	RMB’000
Mining
– Jining II	10,106	10,106
– Shandong Yanmei Shipping Co., Ltd	10,046	10,046
– Heze	35,645	35,645
– Shanxi Group	145,613	145,613
– Yancoal Resources	306,224	532,227
– Syntech	21,947	23,744
– Premier Coal and Wesfarmers Char	13,648	14,614
– Xintai	653,837	653,837
– Beisu and Yangcun	712,214	712,214
Coal Railway Transportation
– Railway Assets	97,240	97,240
Electricity and heat supply
– Hua Ju Energy	239,879	239,879
Impairment loss	(13,648)	(14,614)

	2,232,751	2,460,551

The recoverable amount of the cash generating units is assessed by management at the operating segment level. Business performance is reviewed by management on a mine by mine basis and each mine is considered to be a separate cash generating unit.

The recoverable amounts of goodwill from each of the above cash generating units have been determined on the basis of value in use calculations. Value in use has been determined using a discounted cash flow model. The recoverable amounts are based on certain key assumptions on discount rates, growth rates, selling prices, foreign currency exchange rates, mining reserves and mining resources and direct cost.

In determining the value assigned to each key assumption, management has used external sources of information and utilised the expertise of external consultants and experts within the Group to validate entity specific assumptions such as mining reserves and mining resources. Furthermore, in estimating future coal prices, the Group receives long term forecast coal price data from multiple externally verifiable sources when determining its coal price forecasts, making adjustments for specific coal quality factors. The long term forecast exchange rate is based on externally verifiable sources. Production and capital costs are based on the Group’s estimate of forecasted geological conditions, stage of existing plant and equipment and future production levels. This information is obtained from internally maintained budgets, the five year business plan, life of mine models and project evaluations performed by the Group in its ordinary course of business.

Annual Report 2014        189

Chapter 11     Consolidated Financial Statements

25.	GOODWILL (continued)

The cash flow model was based on financial budgets approved by management covering a 5-year period with an assumption of post-tax discount rate of 8-11% (2013: 8-11%). It represent an estimate of the rate the market would apply having regard to the time value of money and the risks specific to the asset. Externally verifiable data received by the Group validates this assumption. The recoverable amount is also dependent on the life of mines (12 to 35 years). This is calculated based on the Group’s annual coal production forecast for each mine and mining reserves and mining resources. The cash flows beyond the 5-year period are extrapolated using a zero percent growth rate. Management believes that any reasonably possible change in any of these assumptions would not cause the carrying amount of each of the above units to exceed the recoverable amount of each of the above units.

The goodwill of RMB193,178,000 represents the goodwill recognised on the previous 60% acquisition of Ashton Joint Operation when acquiring Yancoal Recource, intermediate holding company of Ashton Joint Operation. During the year, the Group further acquired 10% interest of Ashton Joint Operation which becomes a wholly owned subsidiary of the Group. The goodwill attributable to Ashton Joint Operation of RMB193,178,000 was included as part of consideration of Ashton Coal Mines Limited. At the acquisition date, the fair value of goodwill attributable to Ashton Joint Operation was adjusted to nil when the management determines the fair value of Ashton Coal Mines Limited cash generating unit (note 46). The goodwill of RMB193,178,000 has been de-recognised during the year ended December 31, 2014.

26.	INVESTMENTS IN SECURITIES

The investments in securities represent available-for-sale equity investments:

	At December 31,
	2014	2013
	RMB’000	RMB’000
Available-For-Sale Equity Investments
Equity securities listed on the SSE
– Stated at fair value	249,404	172,855
Unlisted equity securities	139,360	38,704

	388,764	211,559

The investments in equity securities listed on the SSE of the Company included Shanghai Shenergy Company Limited and Jiangsu Lianyungang Port Corporation Limited, stated at the fair value as at December 31, 2014 of RMB235,788,000 (2013: RMB166,074,000) and RMB13,616,000 (2013: RMB6,781,000) respectively.

The investments in equity securities listed on the SSE are carried at fair value determined according to the quoted market prices in active market.

The unlisted equity securities are stated at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair value cannot be measured reliably.

190        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

27.	INTERESTS IN ASSOCIATES

	At December 31,
	2014 RMB’000	2013 RMB’000
Cost of investments in associates	2,503,927	2,378,927
Share of post-acquisition profit and other comprehensive income, net of dividends	451,702	366,030

Carrying amount	2,955,629	2,744,957

Information of major associates is as follows:

				At December 31,
Name of associate	Place of establishment and operation	Class of shares held	Principal activity	2014 Interest held	2013 Interest held
Huadian Zouxian Power Generation Company Limited (“Huadian Zouxian”)	PRC	Registered Capital	Electricity generation business (i)	30%	30%
Yankuang Group Finance Company Limited	PRC	Registered Capital	Financial services	25%	25%
Shaanxi Future Energy Chemical Corp. Ltd (“Shaanxi Chemical”)	PRC	Registered Capital	Production and sales of chemical products, oil and coal (ii)	25%	25%
Shengyang Wood	PRC	Registered Capital	Artificial board, CCF processing	39.77%	39.77%
Jiemei Wall Material	PRC	Registered Capital	Coal refuse baked brick	20%	20%
Newcastle Coal Infrastructure Group Pty Ltd	Australia	Registered Capital	Coal terminal	27%	27%

All of the above associates have been accounted for using equity method in the consolidated financial statements. Except for Newcastle Coal Infrastructure Group Pty Ltd, all associates are held by the Company directly.

(i)	Huadian Zouxian is an important strategic partner of the Group
(ii)	Shaanxi Chemical is an important strategic partner to develop future energy business of the Group.

All of the associates are private companies whose quoted market price is not available.

Annual Report 2014        191

Chapter 11     Consolidated Financial Statements

27.	INTERESTS IN ASSOCIATES (continued)

The financial information in respect of the Group’s associates is set out below:

	At December 31,
	2014 RMB’000	2013 RMB’000
Total assets	30,100,061	25,593,037
Total liabilities	(20,127,032)	(16,194,589)

Net assets	9,973,029	9,398,448

Revenue	5,596,882	5,480,789

Profit for the year	654,710	331,683

Other comprehensive income	44,852	—

Proportion of the Group’s ownership interest	20%-39.77%	20%-39.77%

Group’s share of associates’ net assets	2,955,629	2,744,957

Group’s share of profit of associates for the year	310,604	233,897

Group’s share of other comprehensive income of associates for the year	11,213	—

Summarized financial information in respect of the Group’s material associate is set out below:

	Huadian Zouxian		Shaanxi Chemical
	2014 RMB’000	2013 RMB’000	2014 RMB’000	2013 RMB’000
Current assets	540,291	326,884	654,572	708,914
Non-current assets	5,519,769	5,509,545	12,346,714	7,554,936
Current liabilities	(1,083,392)	(858,612)	(5,080,297)	(1,767,850)
Non-current liabilities	(1,014,144)	(1,034,156)	(2,094,735)	(1,096,000)

Revenue	3,888,844	4,630,997	895,836	—
Expenses	(3,069,380)	(3,746,018)	(466,492)	—
Income tax expenses	(205,119)	(223,332)	(47,942)	—

Profit for the year	614,345	661,647	381,402	—
Other comprehensive income for the year	—	—	44,852	—

Total comprehensive income for the year	614,345	661,647	426,854	—

Dividends received from the associate during the year	178,645	97,591	—	—

192        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

27.	INTERESTS IN ASSOCIATES (continued)

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate in respect of Huadian Zouxian and Shaanxi Chemical recognized in the consolidated financial statements:

	Huadian Zouxian		Shaanxi Chemical
	2014 RMB’000	2013 RMB’000	2014 RMB’000	2013 RMB’000
Net assets of the associate’s attributable to owners	3,962,524	3,943,661	5,826,254	5,400,000

Proportion of the Group’s ownership interest	30%	30%	25%	25%

Carrying amount of the Group’s interest in the associate	1,188,757	1,183,098	1,456,564	1,350,000

Aggregate information of associates that are not individually material:

	At December 31,
	2014 RMB’000	2013 RMB’000
The Group’s share of profit and total comprehensive income	30,950	35,403

Aggregate carrying amount of the Group’s interests in these associates	310,308	211,859

28.	LONG TERM RECEIVABLES

	At December 31,
	2014 RMB’000	2013 RMB’000
Current asset
– Loan to a joint venture (i)	1,705,757	—
Non-current asset
– Loan to a joint venture (i)	—	1,587,001
– Others (ii)	302,517	319,396

	302,517	1,906,397

	2,008,274	1,906,397

(i)	Loan to a joint venture represented a loan to Middlemount Joint Venture of AUD339,968,000 (2013: AUD292,260,000). The loan is unsecured and due on December 24, 2015 with normal commercial interest rate.
(ii)	Other long term receivables represented an investment in preference shares of a company for AUD15,320,000 (2013: AUD15,320,000) with cumulative dividends and investment in the long term bonds of a company for AUD30,600,000 (2013: AUD30,600,000) with floating interest rate.

Annual Report 2014        193

Chapter 11     Consolidated Financial Statements

29.	DEPOSITS MADE ON INVESTMENTS

	At December 31,
	2014 RMB’000	2013 RMB’000
Shaanxi Coal Mine Operating Company (i)	117,926	117,926
Sheng Di Finlay Coal Processing Technology (Tianjin) Co., Ltd (ii)	—	3,000
Ordos Naryn River Mining Development Co., Ltd (iii)	1,000	1,000

	118,926	121,926

(i)	During 2006, the Company entered into a co-operative agreement with two independent third parties to establish a company for acquiring a coal mine in Shaanxi province for operations. The Company will have to invest approximately RMB196,800,000 in order to obtain 41% equity interest. As at December 31, 2014, the Company made a deposit of RMB117,926,000 (2013: RMB117,926,000) in relation to this acquisition. As at December 31, 2014, the relevant registration procedures to establish the new company are still in progress, and the establishment has not yet been completed.
(ii)	During 2013, the Company entered into a co-operative agreement with Tianjin Finlay Coal Processing Technology Co., Ltd to set up a company, Sheng Di Finlay Coal Processing Engineering Technology (Tianjin) Co., Ltd, which provide the consultancy services for deep processing technology of coal and managing services for coal processing factory. The Company agreed to contribute RMB12,000,000, representing 50% of its equity interest. In 2013, the Company made a deposit of RMB 3,000,000. In 2014, the registration procedures of this company and additional capital injection of RMB12,000,000 have completed and operations have begun.
(iii)	During 2013, the Company entered into a cooperation agreement with five independent third parties to set up a company, Ordos Naryn River Mining Development Co., Ltd. The Company agreed to contribute RMB5,000,000, representing 10% of its equity interest. At December 31, 2014, the Company have contributed RMB1,000,000. The registration procedures of this company have not yet completed.

30.	INTERESTS IN JOINT VENTURES

	At December 31,
	2014 RMB’000	2013 RMB’000
Share of net assets	130,867	488,350

194        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

30.	INTERESTS IN JOINT VENTURES (continued)

Information on major joint ventures is as follows:

					At December 31,
				2014		2013
Name of joint venture	Place of establishment and operation	Class of shares held	Principal activity	Voting power	Interest held	Voting power	Interest Held
Australian Coal Processing Holdings Pty Ltd	Australia	Ordinary shares	Investment holding	50%	90%	50%	90%
Ashton Coal Mines Limited	Australia	Ordinary shares	Real estate holder & sales company (Note 46)	N/A	N/A	50%	90%
Middlemount Joint Venture	Australia	Ordinary shares	Coal mining and sales	50%	49.9997%	50%	49.9997%
Sheng Di Finlay Coal Processing Technology (Tianjin) Co., Ltd	China	Ordinary shares	Consultancy services for deep preprocess technology	50%	50%	50%	50%

All of the above joint ventures are accounted for using equity method in the consolidated financial statements. All of the joint ventures are private companies whose quoted market price is not available.

The Company, through a subsidiary, held 90% equity interest of the Australian Coal Processing Holding Pty Ltd. Under the shareholders agreement between the subsidiary and the remaining one shareholder, all major financial and operating policy decisions require a vote by directors who together represent shareholders holding 100% of the shares or a vote by shareholders who together hold 100% of the shares. Therefore decisions must be passed unanimously by directors or shareholders and the subsidiary’s voting power is 50%.

In 2013, The Company held 90% equity interest of Ashton Coal Mines Limited. Under the shareholders agreement between the subsidiary and the remaining one shareholder, all major financial and operating policy decisions require a unanimous resolution of the shareholders. Therefore, decisions must be passed unanimously by shareholders and the subsidiary’s voting power is 50%.

On September 30, 2014, the Company, through a subsidiary, acquired the remaining 10% interest of Ashton Coal Mines Limited. The subsidiary now holds 100% (2013: 90%) of the ordinary shares in Ashton Coal Mines Limited and has been fully consolidated in the Group (Note 46).

The Company, through Gloucester, held 49.9997% equity interest in Middlemount Joint Venture and decision must be passed unanimously by shareholders.

Middlemount joint venture is an important strategic partner to develop the business in Australia.

Annual Report 2014        195

Chapter 11     Consolidated Financial Statements

30.	INTERESTS IN JOINT VENTURES (continued)

Sheng Di Finlay Coal Processing Engineering Technology (Tianjin) Co., Ltd was incorporated in December 2013 under a co-operative agreement between Tianjin Finlay Coal Processing Technology Co., Ltd and the Company.

The above joint ventures are indirectly held by the Company. Middlemount Joint Venture constituted a material impact to the Group. Summarized financial information in respect of the Middlemount Joint Venture is set out below:

Balance sheet summarized as below:	Middlemount Joint Venture
	At December 31,
	2014 RMB’000	2013 RMB’000
Current portion:
Cash and cash equivalents	16,768	10,176
Other current assets	322,019	364,775

Total current assets	338,787	374,951

Other current liabilities	(856,796)	(798,838)

Total current liabilities	(856,796)	(798,838)

Non-current portion:
Non-current assets	6,630,534	6,726,490

Non-current financial liabilities	(3,826,623)	(3,623,115)
Other non-current liabilities	(2,030,865)	(1,735,742)

Total non-current liabilities	(5,857,488)	(5,358,857)

Proportion of the Group’s ownership interest	49.9997%	49.9997%

Carrying amount of the Group’s interest in the joint venture	127,518	471,870

Income statement summarized as below:	Middlemount Joint Venture
	At December 31,
	2014 RMB’000	2013 RMB’000
Revenue	1,919,079	2,065,736
Depreciation and amortization	(331,431)	(303,960)
Interest income	146	826
Interest expenses	(237,246)	(251,906)
Other expenses	(1,992,913)	(2,262,764)

Loss for the year	(642,365)	(752,068)
Other comprehensive loss	—	—

Total comprehensive loss	(642,365)	(752,068)

Proportion of the Group’s ownership interest	49.9997%	49.9997%
The Group’s share of loss	(321,180)	(376,032)
The Group’s share of total comprehensive loss	—	—
Dividends receive from joint ventures	—	—

198        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

30.	INTERESTS IN JOINT VENTURES (continued)

Aggregate information of joint ventures that are not individually material:

	For the year ended
	December 31,
	2014 RMB’000	2013 RMB’000
The Group’s share of profit and total comprehensive income for the year	351	—

Aggregate carrying amount of the Group’s interests in these joint venture	3,349	766

As at December 31, 2014, the Group did not have any contingent liabilities or commitment with the joint ventures (2013: Nil).

31.	INTERESTS IN JOINT OPERATIONS

Information on major joint operations is as follows:

			At December 31,
	Place of establishment		2014	2013
Name of joint operation	and operation	Principal activity	Interest held	Interest held
Boonal joint operation	Australia	Provision of a coal haul road and train load out facilities	50%	50%
Athena joint operation	Australia	Coal exploration	51%	51%
Ashton joint operation	Australia	Development and operation of open-cut and underground coal mines (Note 46)	N/A	90%
Moolarben joint operation	Australia	Development and operation of open-cut and underground coal mines	80%	80%

The above joint operations are established and operated as unincorporated businesses and are held indirectly by the Company.

Annual Report 2014        197

Chapter 11     Consolidated Financial Statements

31.	INTERESTS IN JOINT OPERATIONS (continued)

The financial information in respect of the Group’s joint operations is set out below:

	At December 31,
	2014 RMB’000	2013 RMB’000
Total assets	19,827,386	20,159,195
Total liabilities	(18,050,914)	(17,076,324)

Net assets	1,776,472	3,082,871

Revenue	5,062,557	5,774,959
Expenses	(7,471,415)	(8,271,727)

Loss for the year	(2,408,858)	(2,496,768)

Other comprehensive income	—	—

32.	BILLS AND ACCOUNTS PAYABLE

	At December 31,
	2014 RMB’000	2013 RMB’000
Accounts payable	1,969,617	2,400,314
Bills payable	2,067,587	316,361

	4,037,204	2,716,675

The following is an aged analysis of bills and accounts payable based on the invoice dates at the balance sheet date:

	At December 31,
	2014 RMB’000	2013 RMB’000
1-90 days	1,979,699	2,351,811
91-180 days	1,815,913	92,946
181-365 days	103,260	128,749
Over 1 year	138,332	143,169

	4,037,204	2,716,675

The average credit period for accounts payable and bills payable is 90 days. The Group has financial risk management policies in place to ensure that all payables are within the credit timeframe.

200        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

33.	OTHER PAYABLES AND ACCRUED EXPENSES

	At December 31,
	2014 RMB’000	2013 RMB’000
Customers’ deposits	798,437	852,247
Accrued wages	870,699	1,054,527
Other taxes payable	142,389	280,082
Payables in respect of purchases of property, plant and equipment and construction materials	1,629,324	1,268,415
Accrued freight charges	66,048	2,259
Accrued repairs and maintenance	31,582	19,246
Staff welfare payable	319,180	242,735
Withholding tax payable	28,364	669
Deposits received from employees	24,258	13,985
Accrued land subsidence, restoration, rehabilitation and environmental costs	10,451	56,758
Interest payable	905,463	540,902
Payable on acquisition of Hao Sheng’s equity	2,519,313	2,519,313
Provision on Ashton research and develoment project	115,400	—
Others	1,275,782	1,533,996

	8,736,690	8,385,134

34.	PROVISION FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL COSTS

	2014	2013
	RMB’000	RMB’000
Balance at January 1	3,853,708	3,770,266
Exchange re-alignment	(43,332)	(100,572)
Additional provision in the year	1,225,385	1,390,619
Acquisition of Ashton Coal Mines Limited (Note 46)	3,570	—
Utilization of provision	(1,609,324)	(1,206,605)

Balance at December 31	3,430,007	3,853,708

Presented as:
Current portion	2,900,054	3,321,564
Non-current portion	529,953	532,144

	3,430,007	3,853,708

Provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on their best estimates. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

Annual Report 2014        201

Chapter 11     Consolidated Financial Statements

35.	BORROWINGS

	At December 31,
	2014 RMB’000	2013 RMB’000
Current liabilities
Bank borrowings
– Unsecured borrowings (i)	5,597,568	4,604,554
– Secured borrowings (ii)	233,953	629,733
Finance lease liabilities (iv)	40,585	42,852
Guaranteed notes (v)	4,999,583	5,997,917

	10,871,689	11,275,056
Non-current liabilities
Bank borrowings
– Unsecured borrowings (i)	7,828,178	12,499,105
– Secured borrowings (ii)	24,701,168	18,520,543
Loans pledged by machineries (iii)	1,830,394	1,800,000
Finance lease liabilities (iv)	166,051	224,640
Guaranteed notes (v)	16,040,608	11,055,667

	50,566,399	44,099,955

Total borrowings	61,438,088	55,375,011

(i)	Unsecured borrowings are repayable as follows:

	At December 31,
	2014 RMB’000	2013 RMB’000
Within one year	5,597,568	4,604,554
More than one year, but not exceeding two years	5,035,222	2,809,925
More than two years, but not more than five years	2,782,956	9,679,180
More than five years	10,000	10,000

Total	13,425,746	17,103,659

At December 31, 2014, short-term borrowings of the Company is amounting to RMB2,827,850,000 (2013: RMB3,512,612,000). Three short-term borrowings of RMB917,850,000 (USD150,000,000) are dominated in foreign currency with interest rates at six-month LIBOR plus a margin of 2.75% per annum, approximately 3.12% (2013: fixed interest rates at a range from 2.98%-3.47%) per annum. The remaining short term borrowings carried interest at 5.40%-6.00% per annum (2013: 5.10%-6.00% per annum).

The short-term borrowings of Yancoal International is amounting to RMB948,572,000 (USD155,000,000) (2013:Nil) which carried interest at three-month LIBOR plus a margin of 3.25% per annum.

200        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

35.	BORROWINGS (continued)

(i)	Unsecured borrowings are repayable as follows: (continued)

Long-term borrowings are amounting to RMB8,727,592,000 (2013: RMB8,900,064,000) with RMB1,821,146,000 payable within one year. Long-term borrowing of RMB4,145,798,000 carried interest at a range from 5.54%-6.40% per annum (2013: 5.54%-6.40% per annum) while the remaining RMB 2,760,648,000 carried interest at three-month LIBOR plus a margin 1.20%-3.45% per annum (2013: 1.20%-2.40% per annum). And there is RMB10,000,000 long term borrowing subject to the interest rate will be adjusted in accordance with the benchmark lending rate published by the People’s Bank of China (“PBOC”). The interest rate is 6.15% per annum during the year. Long-term borrowings are guaranteed by the Parent Company.

The long-term borrowing of Zhongyin Financial is amounting to RMB911,731,000 (USD150,000,000) was payable 36 months. It carried interest at three-month LIBOR plus a margin of 2.60% per annum.

The loan of Shanxi Tianchi was a loan which was acquired before the acquisition of Shanxi Tianchi. In 2013, the amount of loan was RMB88,000,000 carried interest at 6.55% per annum and was subject to adjustment based on the interest rate stipulated by PBOC. The loan was fully repaid in September 2014.

(ii)	Secured borrowings are repayable as follows:

	At December 31,
	2014 RMB’000	2013 RMB’000
Within one year	233,953	629,733
More than one year, but not exceeding two years	5,736,318	—
More than two years, but not more than five years	3,059,900	1,892,834
More than five years	15,904,950	16,627,709

Total	24,935,121	19,150,276

At December 31, 2014, loans obtained by the Group for the purpose of settling the consideration in respect of acquisition of Yancoal Resources amounting to RMB16,761,370,000 (USD2,740,000,000) (2013: RMB11,101,183,000) carried interest at three-month LIBOR plus a margin of 2.8% per annum (approximately 3.04% per annum) (2013: approximately 3.04% per annum).

Other borrowings arose from the acquisition of Gloucester amounting to RMB33,953,000 (USD5,550,000) (2013: RMB90,901,000) carried interest at 5.68% per annum (2013: approximately 5.68% per annum). It is pledged by bank deposit (note 17), intangible assets (note 23), and property, plant and equipment (note 24) and other assets in Yancoal Resources.

Annual Report 2014        201

Chapter 11     Consolidated Financial Statements

35.	BORROWINGS (continued)

(ii)	Secured borrowings are repayable as follows: (continued)

During the year, there is an additional borrowing amounting to RMB1,400,000,000, with RMB200,000,000 is payable in one year, which carried interest rate 6.16% per annum and is subject to adjustment based on the interest rate stipulated by PBOC. The borrowing is guaranteed by the Company and; counter-guaranteed by the Parent Company and secured by 46.67% of Heze ordinary shares.

Another additional secured borrowing of Yancoal International is amounting to RMB6,739,798,000 (USD1,101,472,000) which carried interest rate at three-month LIBOR plus a margin of ranged 1.55%-3.00%. It is guaranteed by the Parent company and its stand by letter of credits. The purpose of the additional borrowing is to repay previous loans.

In November 2013, the Company’s subsidiary, Yancoal Australia, obtained two amendments to the loan agreement on future compliance for debt covenants in respect of certain bank borrowings amounting to RMB15,111 million (US$2,490 million) and RMB303.4 million (US$50 million), respectively, as of December 31, 2013. The amendments were obtained without any consideration paid to the lenders. The relevant covenants of the two borrowings are identical and are required to be tested half-yearly, with an initial test date of December 31, 2013. The amendments obtained deferred the initial test date of the financial covenants to June 30, 2014 and reduced the interest cover ratio, and for the consolidated net worth covenant, to December 31, 2014.

In March, 2014, further amendments were obtained to deferred the initial test date of the meeting minimum interest cover ratio requirements to June 30, 2015 and reduced the required minimum interest cover ratio. In October 2014, further amendents were obtained to deferred the initial test date of the meeting minimum interest cover ratio to June 30, 2016.

The original covenants required Yancoal Australia to maintain the following as of and/or for the year ended December 31, 2013: (i) a gearing ratio not exceeding 0.9, (ii) interest cover ratio of not less than 1.5 and (iii) consolidated net worth not less than AUD2,000,000,000. Yancoal Australia believed that it could not meet the above debt covenants and requested amendments in November 2013 and October 2014, respectively.

Under the amendments received from the lenders, the covenants have been revised as follows:

•	The gearing ratio of Yancoal Australia will not exceed 0.9 on June 30, 2014 and 0.8 thereafter;

•	The interest coverage ratio of Yancoal Australia will not be less than 1.15 for the 12 month period ending on each test date on and from 30 June 2016; and

•	The consolidated net worth of Yancoal Australia is not less than AUD1,600,000,000 on each test date on and after December 31, 2014.

202        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

35.	BORROWINGS (continued)

(ii)	Secured borrowings are repayable as follows: (continued)

The financial position of Yancoal Australia as of and for the year ended December 31, 2014 did not meet the above debt covenants requirements if required. The actual covenants calculations as of and for the year ended December 31, 2014 as calculated from the annual financial statements of Yancoal Australia, which are prepared in accordance with the Australian Accounting Standards and also complied with IFRS, would have been: (i) a gearing ratio of 0.74; (ii) interest cover ratio of 0.59; and (iii) consolidated net worth of AUD2,487,188,000.

(iii)	Loans pledged by machineries are repayable as follows:

	At December 31,
	2014 RMB’000	2013 RMB’000
Minimum lease payments
Within one year	181,726	187,200
More than one year, but not exceeding two years	181,726	187,200
More than two years, but not exceeding five years	2,200,096	1,761,600
More than five years	—	610,770

	2,563,548	2,746,770
Less: Future finance charges	(733,154)	(946,770)

Present value of lease payments	1,830,394	1,800,000

	At December 31,
	2014 RMB’000	2013 RMB’000
Present value of minimum lease payments
Within one year	—	—
More than one year, but not exceeding two years	—	—
More than two years, but not exceeding five years	1,830,394	1,200,000
More than five years	—	600,000

	1,830,394	1,800,000
Less: Amounts due within one year and included in current liabilities	—	—

Amounts due after one year and included in non-current liabilities	1,830,394	1,800,000

At December 31, 2014, a loan of RMB1,830,394,000 (2013: RMB1,800,000,000), of which RMB1,800,000,000 (2013: RMB1,800,000,000) carried interest at around 10% per annum (2013: 10.4% per annum) is pledged by machineries of the Group. The interest rate will be adjusted in accordance with the benchmark of 3 to 5 years lending rate published by the PBOC plus 4%. The remaining borrowing amounting to RMB30,394,000 (USD4,969,000) carried interest rate at 5.68% per annum.

Annual Report 2014        203

Chapter 11     Consolidated Financial Statements

35.	BORROWINGS (continued)

(iv)	Finance lease liabilities are repayable as follows:

	At December 31,
	2014 RMB’000	2013 RMB’000
Minimum payments
Within one year	54,268	57,617
More than one year, but not exceeding two years	54,425	58,732
More than two years, but not exceeding five years	129,560	176,377
More than five years	—	22,741

	238,253	315,467
Less: Future finance charges	(31,617)	(47,975)

Present value of lease payments	206,636	267,492

	At December 31,
	2014 RMB’000	2013 RMB’000
Present value of minimum payments
Within one year	40,585	42,852
More than one year, but not exceeding two years	53,052	53,266
More than two years, but not exceeding five years	112,999	159,798
More than five years	—	11,576

	206,636	267,492
Less: Amounts due within one year and included in current liabilities	(40,585)	(42,852)

Amounts due after one year and included in non-current liabilities	166,051	224,640

Finance lease liabilities of RMB206,636,000 (AUD41,184,000) (2013: RMB267,492,000) was obtained from the acquisition of Gloucester in 2013, which carried interest at 5.16% per annum (2013: 5.16% per annum).

204        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

35.	BORROWINGS (continued)

(v)	Guaranteed notes are detailed as follows:

	At December 31,
	2014 RMB’000	2013 RMB’000
Guaranteed notes denominated in RMB repayable within one year	4,999,583	5,997,917
Guaranteed notes denominated in USD repayable within two to five years	4,687,667	2,743,500
Guaranteed notes denominated in RMB repayable within two to five years	995,200	993,200
Guaranteed notes denominated in USD repayable after five years	6,387,941	3,353,167
Guaranteed notes denominated in RMB repayable after five years	3,969,800	3,965,800

	21,040,191	17,053,584

The above USD guaranteed notes were issued by a subsidiary of the Company on May 16, 2012. Guaranteed notes with par value of USD450,000,000 and USD550,000,000 will mature in 2017 and 2022 and with interest rate of 4.461% and 5.730% per annum respectively. At December 31, 2014, the notes are amounting to RMB6,119,817,000 (2013: RMB6,096,667,000). The notes are unconditionally guaranteed by the Company and the respective security is non-cancellable. For the year ended December 31, 2014, there was no redemption on the notes. During the year, the notes have been issued and sold in Hong Kong Exchange and Clearing Limited to institutional investors.

In 2012, with the approval from China Securities Regulatory Commission, the Company is allowed to issue RMB notes in the PRC, RMB notes with par value of RMB300,167,000 and RMB4,699,833,000 was issued to the public and institutional investors. An unconditional and irrecoverable corporate guarantee was provided by the Parent Company on the RMB notes. At December 31, 2014, RMB notes of RMB4,965,000,000 (2013: RMB4,959,000,000) include notes of RMB3,969,800,000 (2013: RMB3,965,800,000) with a maturity period of ten years and interest rate of 4.95% per annum and notes of RMB995,200,000 (2013: RMB993,200,000) with a maturity period of five years and interest rate of 4.20% per annum. For the year ended December 31, 2014, there was no redemption on the notes.

During the year, with the approval from China Securities Regulatory Commission, the Company is allowed to issue RMB notes in PRC at interest rate of 5.92% per annum with maturity period of 5 years and 6.15% per annum with maturity period of 10 years, amounting to RMB1,950,000,000 and RMB3,050,000,000 respectively. The issurance amount of the notes were RMB1,930,500,000 and RMB3,019,500,000 respectively. At December 31, 2014, the ending balances of the notes were RMB1,933,750,000 and RMB3,022,042,000 respectively. For the year ended December 31, 2014, there was no redemption on the notes.

During the year, with the approval from China Securities Regulatory Commission, the Company is allowed to issue RMB notes in the PRC with par value of RMB 5,000,000,000. At December 31, 2014, RMB note of RMB4,999,583,000 had a maturity period of 1 year and interest rate of 6.8% per annum. For the year ended December 31, 2014, there was no redemption on the notes.

Annual Report 2014        205

Chapter 11     Consolidated Financial Statements

36.	DERIVATIVE FINANCIAL INSTRUMENTS

	At December 31,
	2014 RMB’000	2013 RMB’000
Current assets
Derivatives used for cash flow hedging:
– Forward foreign exchange contracts	359	13,062
– Collar option	—	3,589

Total of current assets	359	16,651

Current liabilities
Derivatives used for cash flow hedging:
– Forward foreign exchange contracts	2,621	181,358
– Collar option	78,317	90,221
– Interest rate swap contracts	—	43,532

	80,938	315,111
Financial liability at fair value through profit or loss:
– Future contracts	664	—

Total of current liabilities	81,602	315,111

During the year ended December 31, 2014, the Group’s subsidiaries in Australia entered into forward foreign exchange contracts to sell or purchase specified amounts of foreign currencies in the future at stipulated exchange rates. The objective of entering into the forward foreign exchange contracts is to reduce the foreign exchange rate related volatility of revenue stream and capital expenditure and thereby assist in risk management for the Group. The outstanding sell United States dollars contracts are hedging highly probable forecasted sales of coal. Cash flows and any impact to profit or loss arising from all the foreign exchange contracts are expected to occur within one year from the balance sheet date.

As at December 31, 2014, the outstanding notional amount of forward foreign exchange contract to sell United States dollars (sell United States dollars and buy Australian dollars) was approximately RMB432,293,000 (2013: RMB1,783,000,000) with forward rates ranging from 0.8106 to 0.8381 (2013: 0.91 to 1.01). The outstanding national amount of collar option was RMB 1,027,348,000 (2013: RMB3,096,000,000), with floor price and ceiling price of 0.87 and 0.9670 (2013: 0.83 and 0.9015). Both of the instruments will be matured within one year (2013: one year).

As at December 31, 2014, the outstanding notional amount to buy Renminbi (“RMB”) (sell US dollars buy RMB) was approximately RMB397,457,000, maturing within one year (2013: one year) with forward rates ranging from 5.0922 to 6.2334.

The Company also entered into contracts with three banks to hedge a proportion of borrowings issued at variable interest rates through the use of floating-to-fixed interest rate swap contracts. As at December 31, 2014, interest rate hedging contract was expired, while the Company did not sign any new contracts with the bank.

206        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

36.	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

For the year ended December 31, 2014, the ineffective hedging portion of the changes in fair values of the forward foreign exchange contracts of approximately RMB1,297,843,000 (2013: RMB39,700,000) was recognized as selling, general and administrative expenses in the consolidated income statement. The effective hedging portion was recognized as current portion of derivatives financial instruments in the consolidated balance sheet.

The fair values of the forward foreign exchange contracts are estimated based on the discounted cash flows between the contract forward rate and spot forward rate. The fair values of the interest rate swap contracts are estimated based on the discounted cash flows between the contract floating rate and the contract fixed rate.

In addition, the Australian subsidiaries’ USD bank loan repayments in a six-month period are designated to hedge the forecast USD sales during the same period.

37.	CONTINGENT VALUE RIGHTS SHARES LIABILITIES

	2014 RMB’000	2013 RMB’000
Balance at January 1	1,408,729	1,432,188
Change in fair value recognised in consolidated income statement	18,314	241,223
Exchange re-alignment	(53,520)	(264,682)
Share repurchase	(1,373,523)	—

Balance at December 31	—	1,408,729

In 2012, Yanzhou Coal Australia issued 87,645,184 contingent value rights shares as consideration for the acquisition of Gloucester. The purpose of the issuance of CVR shares is to protect the original shareholders of Gloucester from the fluctuation of the share price of the Yancoal Australia after the merger. If the weighted average price of the last 3 months in the next 18 months after the acquisition is lower than AUD6.96 per share, the CVR shares will be redeemed by cash (or shares of Yancoal Australia held by the Company at the discretion of Yancoal Australia) at guaranteed price of AUD6.96 per share. The redemption price will not exceed AUD3 per share. The holders of the CVR shares do not have the power to vote at the shareholders meeting (unless required by the listing rules of the ASX). Also, the holders of the CVR shares are not entitled to any dividend, right to allot the new and bonus shares that are distributed or issued by Yancoal Australia. The Company are committed to the obligations related to the issuance of the CVR shares by Yancoal Australia.

At March 4, 2014, the CVR shares were repurchased for cash of AUD262,936,000, representing the market value of AUD3 per CVR share.

Annual Report 2014        207

Chapter 11     Consolidated Financial Statements

38.	LONG-TERM PAYABLE AND PROVISION

	At December 31,
	2014 RMB’000	2013 RMB’000
Current liabilities
– Deferred payment for acquisition of interests in Minerva (i)	2,509	2,715
– Mining right compensation fee payable (ii)	396,285	436,285

	398,794	439,000
Non-current liabilities
– Deferred payment for acquisition of interests in Minerva (i)	2,165	4,610
– Mining right compensation fee payable (ii)	792,569	1,188,854
– Others (iii)	324,216	362,171

	1,118,950	1,555,635

Total	1,517,744	1,994,635

(i)	The carrying value of the deferred payment for acquisition of interests in Minerva is based on cash flows discounted using a rate of 7.5% (2013: 7.5%).

(ii)	Mining right compensation fee payable is provided in accordance with the Chinese government legislation on mining right compensation fee. The amount is payable by the Company by instalment from 2015 to 2017.

(iii)	Other non-current liabilities mainly comprised of provision for marketing service fee of RMB30,683,000 (2013: RMB29,054,000) and provision for forecasted excessive supply for port and rail contracts of RMB231,546,000 (2013: RMB270,171,000), both arising from the acquisition of Gloucester.

208        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

39.	DEFERRED TAXATION

	Available- for-sale investment RMB’000	Accelerated tax depreciation RMB’000	Fair value adjustment on mining rights (mining reserves) RMB’000	Temporary differences on income and expenses recognized RMB’000	Tax losses RMB’000	Cash flow hedge reserve RMB’000	Total RMB’000
Balance at January 1, 2013	(22,134)	(242,887)	(3,634,784)	797,578	1,138,748	4,815	(1,958,664)
Exchange re-alignment	—	84,982	567,795	(111,226)	(362,384)	(53,900)	125,267
Acquisition of Hao Sheng (note 45)	—	—	(3,022,421)	—	—	—	(3,022,421)
(Charge) credit to other comprehensive income	(1,321)	—	—	—	—	395,395	394,074
(Charge) credit to the consolidated income statement (note 12)	—	(364,114)	665,772	209,418	1,589,309	—	2,100,385

Balance at December 31, 2013 and January 1, 2014	(23,455)	(522,019)	(5,423,638)	895,770	2,365,673	346,310	(2,361,359)
Exchange re-alignment	—	6,481	237,010	(104,443)	(284,403)	(71,300)	(216,655)
(Charge) credit to other comprehensive income	(19,137)	—	—	—	—	394,986	375,849
(Charge) credit to the consolidated income statement (note 12)	—	350,234	(110,570)	(12,019)	99,715	—	327,360

Balance at December 31, 2014	(42,592)	(165,304)	(5,297,198)	779,308	2,180,985	669,996	(1,874,805)

The temporary differences on income and expenses recognized mainly arose from unpaid provision of salaries and wages, provisions of compensation fees for mining rights and land subsidence, restoration, rehabilitation and environmental costs and also included payments on certain expenses such as exploration costs and certain income in Australia.

The following is the analysis of the deferred tax balances for financial reporting purposes:

	At December 31,
	2014 RMB’000	2013 RMB’000
Deferred tax assets	5,679,608	6,107,062
Deferred tax liabilities	(7,554,413)	(8,468,421)

	(1,874,805)	(2,361,359)

At the balance sheet date, the Group has unused tax losses of RMB17,912 million (2013: RMB17,491 million) contributed by the subsidiaries available for offset against future profits. RMB2,181 million deferred tax asset has been recognized (2013: RMB2,366 million) for such tax losses. No deferred tax asset has been recognized in respect of the RMB10,642 million (2013: RMB9,605 million) due to the unpredictability of future profit streams. Included in unrecognized tax losses are losses of RMB517 million that will expire in 2015, loss of RMB282 million that will expire in 2016, losses of RMB680 million that will expire in 2017, losses of RMB7,769 million that will expire in 2018 and losses of RMB1,394 million that will expire in 2019 (2013: losses of RMB517 million that will expire in 2015, loss of RMB282 million that will expire in 2016, losses of RMB680 million that will expire in 2017 and losses of RMB7,769 million that will expire in 2018). Other losses may be carried forward indefinitely.

Annual Report 2014        209

Chapter 11     Consolidated Financial Statements

39.	DEFERRED TAXATION (continued)

By reference to financial budgets, management believes that there will be sufficient future profits for the realization of deferred tax assets which have been recognized in respect of tax losses.

40.	SHAREHOLDERS’ EQUITY

Share capital

The Company’s share capital structure at the balance sheet date is as follows:

	Domestic invested shares A shares	Foreign invested shares H shares (including H shares represented by ADS)	Total
Number of shares
At January 1, 2013, January 1, 2014 and December 31, 2014	2,960,000,000	1,958,400,000	4,918,400,000

	Domestic invested shares A shares RMB’000	Foreign invested shares H shares (including H shares represented by ADS) RMB’000	Total RMB’000
Registered, issued and fully paid
At January 1, 2013, January 1, 2014 and December 31, 2014	2,960,000	1,958,400	4,918,400

Each share has a par value of RMB1.

The Company has completed the implementation of the share reform plan on April 3, 2006 and 2,600,000,000 the non-tradable legal person shares held by the Parent Company become tradable shares. The Parent Company guaranteed that it would not trade these shares in the market within 48 months from that day. On September, 2013, all the commitment made by the Parent Company as part of the share reform plan was fulfilled. The application for the right of shares trading in the market was approved by local legislation, and hence those shares held by the Parent Company are tradable in the market.

210        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

40.	SHAREHOLDERS’ EQUITY (continued)

Reserves

Future Development Fund

Pursuant to regulation in the PRC, the Company, Shanxi Tianchi and Heze are required to transfer an annual amount to a future development fund at RMB6 per tonne of raw coal mined (Xintai and Ordos: RMB6.5 per tonne of raw coal mined). The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

From 2008 onwards, Shanxi Tianchi is required to transfer an additional amount at RMB5 per tonne of raw coal mined as coal mine transformation fund. Pursuant to the Shanxi Provincial Government’s decision, coal mine transformation fund would be suspended since August 1, 2013.

Pursuant to the regulations of the Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Province and the Shandong Province Coal Mining Industrial Bureau, the Company is required to transfer an additional amount at RMB5 per tonne of raw coal mined from July 1, 2004 to the reform specific development fund for the future improvement of the mining facilities and is not distributable to shareholders. No further transfer to the reform specific development fund is required from January 1, 2008.

In accordance with the regulations of the State Administration of Work Safety, the Company has a commitment to incur RMB8 (Shanxi Tianchi: RMB50, Xintai and Ordos: increased from RMB7 to RMB15 from February 1, 2012 onwards) for each tonne of raw coal mined from May 1, 2004 which will be used for enhancement of safety production environment and improvement of facilities (“Work Safety Cost”). From February 1, 2012 onwards, the work safety cost increased to RMB15 per tonne. In prior years, the work safety expenditures are recognized only when acquiring the fixed assets or incurring other work safety expenditures. The Company, Heze, Shanxi Tianchi, Xintai and Ordos make appropriation to the future development fund in respect of unutilized Work Safety Cost from 2008 onwards.

In accordance with the regulations of the State Administration of Work Safety, the Company’s subsidiaries, Hua Ju Energy, Shanxi Tianhao and Yulin, have a commitment to incur Work Safety Cost at the rate of: 4% of the actual sales income for the year below RMB10 million; 2% of the actual sales income for the year between RMB10 million and RMB100 million (included); 0.5% of the actual sales income for the year between RMB100 million and RMB1 billion (included); 0.2% of the actual sales income for the year above RMB1 billion. The unutilized Work Safety Cost at December 31, 2014 was RMB1,611,120,000 (2013: RMB1,298,554,000).

Statutory Common Reserve Fund

The Company and its subsidiaries in the PRC have to set aside 10% of its profit for the statutory common reserve fund (except where the fund has reached 50% of its registered capital). The statutory common reserve fund can be used for the following purposes:

•	to make good losses of the previous years; or

•

to convert into capital, provided such conversion is approved by a resolution at a shareholders’ general meeting and the balance of the statutory common reserve fund does not fall below 25% of the registered capital.

Annual Report 2014        211

Chapter 11     Consolidated Financial Statements

40.	SHAREHOLDERS’ EQUITY (continued)

Reserves (continued)

Retained earnings

In accordance with the Company’s Articles of Association, the profit for the purpose of appropriation will be deemed to be the lesser of the amounts determined in accordance with (i) PRC accounting standards and regulations and (ii) IFRS or the accounting standards of the places in which its shares are listed.

The Company can also create a discretionary reserve in accordance with its Articles of Association or pursuant to resolutions which may be adopted at a meeting of shareholders.

The Company’s distributable reserve as at December 31, 2014 is the retained earnings computed under IFRS which amounted to approximately RMB30,419,601,000 (At December 31, 2013: RMB26,492,774,000).

41.	PERPETUAL CAPITAL SECURITIES

	Perpetual capital securities issued by the Company RMB’000 (note a)	Perpetual capital securities issued by a subsidiary RMB’000 (note b)	Total RMB’000
At January 1, 2014	—	—	—
Issuance of perpetual capital security	2,485,000	1,835,747	4,320,747
Profit attributable to holders of perpetual capital security	36,456	82,079	118,535
Distribution paid to holders of perpetual capital security	—	(65,923)	(65,923)

At December 31, 2014	2,521,456	1,851,903	4,373,359

a)	The Company issued 6.8% perpetual capital securities with par value of RMB 1,500,000,000 and RMB1,000,000,000 on 19 September and 17 November 2014 respectively. Coupon payments of 6.8% per annum on the perpetual capital securities are paid in arrears and can be deferred at the discretion of the Group. The perpetual capital securities have no fixed maturity and are redeemable at the discretion of the Group at their principal amounts together with any accrued, unpaid or deferred coupon interest payments. In addition, while any coupon payments are unpaid or deferred, the Company undertakes not to declare, pay any dividends nor to make any distributions or similar periodic payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank. Since the perpetual capital security does not include any payment of cash or other contractual obligation of financial instrument, it is categorized as equity under IFRS.

212        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

41.	PERPETUAL CAPITAL SECURITIES (contined)

b)	On May 22, 2014, Yancoal International Trading Co., Limited issued 7.2% Perpetual Capital Securities with par value of USD 300,000,000 (“Perpetual capital securities”) which is guaranteed by the Company. Coupon payments of 7.2% per annum on the perpetual capital securities are paid semi-annually in arrears and can be deferred at the discretion of the Group. The perpetual capital securities have no fixed maturity and are redeemable at the discretion of the Group on or after May 22, 2016 at their principal amounts together with any accrued, unpaid or deferred coupon interest payments. In addition, while any coupon payments are unpaid or deferred, the Group undertakes not to declare, pay any dividends nor to make any distributions or similar periodic payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank. The securities were listed and traded on the Hong Kong Stock Exchange and sold to professional investors only on May 23, 2014. Since the perpetual capital security does not include any payment of cash or other contractual obligation of financial instrument, it is categorized as equity under IFRS.

42.	SUBORDINATED CAPITAL NOTES

On 31 December 2014, Yancoal SCN Limited, a wholly owned subsidiary of Yancoal Australia issued 18,005,102 Subordinated Capital Notes (“SCN”) at US$100 each. Each SCN is convertible into 1,000 Yancoal Australia ordinary shares and is traded on ASX. The distribution rate is set at 7% per annum, with interest will be paid half a year at Yancoal Australia’s discretion.

SCN do not have any fixed maturity date and do not have to be redeemed except in a winding up of the Issuer or Yancoal Australia. Conversion occurs at a fixed price so the value of the Yancoal Australia ordinary shares issued on conversion may be more or less than the face value of the SCN converted. Note holders will be permitted to convert the SCN into Yancoal Australia ordinary shares after 40 days until the 30 year conversion period ends. The SCN will be initially convertible into Yancoal Australia ordinary shares at a conversion price of US$0.10 per share. Almost all the notes were purchased by the Company and only RMB3,102,000 of the note is issued to other third parties. The SCN do not contain any contractual obligation to pay cash or other financial assets in accordance with IFRS, they are classified as equity.

Annual Report 2014        213

Chapter 11     Consolidated Financial Statements

43.	CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance. The Group’s overall strategy remains unchanged from prior year.

The capital structure of the Group consists of debt, which includes the borrowings disclosed in note 35 and equity attributable to equity holders of the Company, comprising issued share capital, reserves and retained earnings, and amounted to RMB102,685,390,000 (2013: RMB95,948,051,000) as at December 31, 2014.

The directors of the Company review the capital structure regularly. As part of this review, the directors of the Company assess the annual budget prepared by the accounting and treasury department and consider and evaluate the cost of capital and the risks associated with each class of capital. The Group will balance its capital structure through the payment of dividends, issue of new shares and new debts or the repayment of existing debts.

44.	FINANCIAL INSTRUMENTS

44a.	Categories of financial instruments

	At December 31,
	2014	2013
	RMB’000	RMB’000
Financial assets
Loans and receivables (including cash and cash equivalents)	32,628,664	28,163,818
Available-for-sale financial assets	388,764	211,559
Derivative financial instruments	359	16,651
Royalty receivable (financial assets at fair value through profit or loss)	999,064	1,134,374
Financial liabilities
Amortized cost	74,677,564	67,021,023
Derivative financial instruments	81,602	315,111
Contingent value rights shares liabilities (financial liabilities at fair value through profit or loss)	—	1,408,729

214        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 11

44.	FINANCIAL INSTRUMENTS (continued)

44b.	Financial risk management objectives and policies

The Group’s major financial instruments include available-for-sale equity instruments, bills and accounts receivable, royalty receivable, other current assets such as other receivables, bank balances and cash, term deposits, restricted cash, long term receivables, derivative financial instruments, bills and accounts payable, other payables, bank and other borrowings, amounts due to Parent Company and its subsidiaries, finance lease liabilities and guaranteed notes. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner. There has been no significant change to the Group’s exposure to market risk or the manner in which it manages and measures the risk.

Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group.

At December 31, 2014 and 2013, the Group’s maximum exposure to credit risk which will cause a financial loss to the Group arising from the failure to perform their obligations in relation to each class of recognized financial assets is the carrying amount of those assets as stated in the consolidated balance sheet.

In order to minimise the credit risk, the management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group’s credit risk is significantly reduced. The Group maintains its cash and cash equivalents with reputable banks and its associate, Yankuang Group Finance Company Limited (see note 27). Therefore, the directors consider that the credit risk for such is minimal.

The Group generally grants the customers with long-relationship credit terms not exceeding 180 days, depending on the situations of the individual customers. For small to medium sized new customers, the Group generally requires them to pay for the products before delivery.

Most of the Group’s domestic sales are sales to electric power plants, metallurgical companies, construction material producers and railway companies. The Group generally has established long-term and stable relationships with these companies. The Group also sells its coal to provincial and city fuel trading companies.

As the Group’s PRC operation does not currently have direct export rights, all of its export sales must be made through National Coal Corporation, Shanxi Coal Corporation or Minmetals Trading. The qualities, prices and final customer destinations of the Group’s export sales are determined by the Group, National Coal Corporation, Shanxi Coal Corporation or Minmetals Trading.

Annual Report 2014        215

Chapter 11     Consolidated Financial Statements

44.	FINANCIAL INSTRUMENTS (continued)

44b.	Financial risk management objectives and policies (continued)

Credit risk (continued)

For the years ended December 31, 2014, 2013 and 2012, net sales to the Group’s five largest customers accounted for approximately 14.2%, 16.5% and, 19.4% respectively, of the Group’s total revenue. Net sales to the Group’s largest customer accounted for 3.7%, 5.8%, and 6.3% of the Group’s net revenue for the years ended December 31, 2014, 2013 and 2012 respectively. The Group’s largest customer was Huadian Power International Corporation Limited (“Huadian”) for the years ended December 31, 2014, 2013 and 2012.

Details of the accounts receivable from the five customers with the largest receivable balances at December 31, 2014 and 2013 are as follows:

	Percentage of accounts receivable
	At December 31,
	2014	2013
Five largest receivable balances	35.85%	28.45%

The management considers the strong financial background and good creditability of these customers, and there is no significant uncovered credit risk.

The table below shows the credit limit and balance of 5 major counterparties at the balance sheet date:

		31.12.2014		31.12.2013
Counterparty	Location	Credit limit RMB’000	Carrying amount RMB’000	Credit limit RMB’000	Carrying amount RMB’000
Company A	China	Not applicable	180,052	Not applicable	—
Company B	China	Not applicable	167,666	Not applicable	151,266
Company C	China	Not applicable	158,055	Not applicable	—
Company D	Australia	Not applicable	156,902	Not applicable	—
Company E	China	Not applicable	60,000	Not applicable	—
Company F	China	Not applicable	—	Not applicable	76,100
Company G	Japan	Not applicable	—	Not applicable	73,369
Company H	Singapore	Not applicable	—	Not applicable	60,007
Company I	Hong Kong	Not applicable	—	Not applicable	57,331

			722,675		418,073

The Group’s geographical concentration of credit risk is mainly in East Asia (excluding the PRC) and Australia. As at December 31, 2014 and 2013, over 45% and 51% of the Group’s total trade receivables were from Australia and from East Asia (excluding the PRC) respectively.

216        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 11

44.	FINANCIAL INSTRUMENTS (continued)

44b.	Financial risk management objectives and policies (continued)

Market risk

(i)	Currency risk

The Group’s sales are denominated mainly in the functional currency of the relevant group entity making the sale, whilst costs are mainly denominated in the group entity’s functional currency. Accordingly, there is no significant exposure to foreign currency risk.

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities in currencies other than the functional currencies of the relevant group entities at the balance sheet date are as follows:

	Liabilities		Assets
	2014	2013	2014	2013
	RMB’000	RMB’000	RMB’000	RMB’000
United States Dollar (“USD”)	35,377,540	30,840,426	3,920,955	5,278,923
Euro (“EUR”)	3,515	—	14,852	12,564
Hong Kong Dollar (“HKD”)	—	—	23	31
Notional amounts of sell USD foreign exchange contracts used for hedging	134,581	1,782,864	432,293	1,102,516
Notional amount of buy EUR foreign exchange contracts used for hedging	—	—	—	167,339
Notional amount of buy British pound (“GBP”) foreign exchange contracts used for hedging	—	—	—	1,730

The sales of the Group’s subsidiaries in Australia are mainly export sales and some of their fixed assets are imported from overseas. Their foreign exchange hedging policy is disclosed in note 36. The Group’s operations in the PRC do not adopt any foreign exchange hedging policy.

Sensitivity analysis

The Group is mainly exposed to the fluctuation against the currency of United States Dollar.

The following table details the Group’s sensitivity to a 5% increase and decrease in RMB against relevant foreign currencies. 5% represents management’s assessment of reasonably possible changes in foreign exchange rates over the period until the next annual balance sheet date. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year end for a 5% change in foreign currency rates and also assumes all other risk variables remained constant. The sensitivity analysis includes loans to foreign operations within the Group where the denomination of the loan is in a currency other than the functional currency of the lender or the borrower.

Annual Report 2014        217

Chapter 11     Consolidated Financial Statements

44.	FINANCIAL INSTRUMENTS (continued)

44b.	Financial risk management objectives and policies (continued)

Market risk (continued)

(i)	Currency risk (continued)

	USD Impact (note i)
	2014	2013
	RMB’000	RMB’000
(Decrease) Increase to profit or loss
– if RMB weakens against respective foreign currency	(92,093)	(30,799)
– if RMB strengthens against respective foreign currency	92,093	30,799

	USD Impact (note ii)		EUR Impact (note ii)
	2014	2013	2014	2013
	RMB’000	RMB’000	RMB’000	RMB’000
Increase (Decrease) to profit or loss
– if AUD weakens against respective foreign currency	38,650	76,244	(124)	—
– if AUD strengthens against respective foreign currency	(38,650)	(76,244)	124	—
(Decrease) Increase to shareholders’ equity
– if AUD weakens against respective foreign currency	(599,877)	(1,039,514)	(124)	5,889
– if AUD strengthens against respective foreign currency	599,877	1,039,514	124	(5,889)

Notes:

(i)	This is mainly attributable to the exposure of the Group’s outstanding bank deposit and loans denominated in USD.

(ii)	This is mainly attributable to the exposure of the Group’s outstanding bank borrowings in foreign currency and derivative financial instruments denominated in a currency other than the functional currency of the borrower.

In management’s opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the year end exposure does not reflect the exposure during the year.

218        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 11

44.	FINANCIAL INSTRUMENTS (continued)

44b.	Financial risk management objectives and policies (continued)

Market risk (continued)

(ii)	Interest rate risk

The Group is exposed to cash flow interest rate risk in relation to variable-rate bank balances, term deposits, restricted cash (note 17) and variable rate borrowings (note 35).

The interest rate hedging policy of the Group is disclosed in note 36.

The Group’s exposures to interest rate risk on financial assets and financial liabilities are detailed in the liquidity risk section of this note. The Group’s cash flow interest rate risk is mainly concentrated on the fluctuation of the PBOC arising from the Group’s RMB borrowings and the LIBOR arising from the Group’s USD borrowings.

Sensitivity Analysis

The following table details the Group’s sensitivity to a change of 100 basis points in the interest rate, assuming the financial instruments outstanding at the end of the reporting period were outstanding for the whole year and all the variables were held constant. It includes the interest rate fluctuation of the abovementioned PBOC rate and LIBOR.

	2014 RMB’000	2013 RMB’000
(Decrease) Increase to profit and loss
– If increases by 100 basis points	(107,989)	(135,259)
– If decreases by 100 basis points	107,989	135,259
(Decrease) Increase to shareholders’ equity
– If increases by 100 basis points	(107,989)	(114,905)
– If decreases by 100 basis points	107,989	114,905

(iii)	Other price risk

In addition to the above risks relating to financial instruments, the Group is exposed to equity price risk through investment in listed equity securities and also to price risk in non financial instruments such as steel and metals (the Group’s major raw materials). The Group currently does not have any arrangement to hedge the price risk exposure of its investment in equity securities and its purchase of raw materials. The Group’s exposure to equity price risk through investment in listed equity securities and also the result of the sensitivity analysis is not significant.

Annual Report 2014        219

Chapter 11     Consolidated Financial Statements

44.	FINANCIAL INSTRUMENTS (continued)

44b.	Financial risk management objectives and policies (continued)

Liquidity risk

In the management of the liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilization of bank borrowings and ensures compliance with loan covenants.

The following table details the Group’s remaining contractual maturity for its financial liabilities. For non-derivative financial liabilities, the table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows.

Liquidity and interest risk tables

	Weighted
	average						Total	Carrying
	effective	Less than		6 months			undiscounted	amount at
	interest rate	3 months	3-6 months	to 1 year	1-5 years	5+ years	cash flow	12.31
	%	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2014
Non-derivative financial liabilities
Bills and accounts payables	N/A	4,037,204	—	—	—	—	4,037,204	4,037,204
Other payables	N/A	7,818,335	—	—	—	—	7,818,335	7,818,335
Amounts due to Parent Company and its subsidiary companies	N/A	190,408	—	—	—	—	190,408	190,408
USD Guaranteed note	4.46%-5.73%	78,930	78,930	157,859	3,698,399	3,844,314	7,858,432	6,119,817
RMB Guaranteed note	4.20%-6.15%	5,363,341	—	240,000	4,933,281	8,387,728	18,924,350	14,920,374
Loan pledged by machineries	5.68%-10.00%	31,049	30,384	61,766	2,160,630	—	2,283,829	1,830,394
Finance lease liabilities	2.99%-5.60%	2,722	2,722	5,443	204,760	26,883	242,530	206,637
Bank borrowings
– variable rate	1.45%-15.60%	1,304,920	683,760	4,122,001	20,343,573	17,748,332	44,202,586	38,360,866
Long-term payable	6.15%-6.50%	1,215	—	464,434	855,662	—	1,321,311	1,193,529

		18,828,124	795,796	5,051,503	32,196,305	30,007,257	86,878,985	74,677,564

Financial guarantees issued
Maximum amount guaranteed (note)	N/A	—	—	—	—	2,051,340	2,051,340	—

Derivative financial instruments – gross settlement
Forward foreign exchange contracts – Outflow	N/A	666,618	—	—	—	—	666,618	666,618
Future contracts – Outflow	N/A	664	—	—	—	—	664	664
Collar option – Outflow	N/A	549,994	477,353	—	—	—	1,027,347	1,027,347
Note: the amount presented is the maximum contractual presented under guarantees issued.

220        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

44.	FINANCIAL INSTRUMENTS (continued)

44b.	Financial risk management objectives and policies (continued)

Liquidity risk (continued)

Liquidity and interest risk tables (continued)

	Weighted						Total	Carrying
	average effective	Less than		6 months			undiscounted	amount at
	interest rate	3 months	3-6 months	to 1 year	1-5 years	5+ years	cash flow	12.31
	%	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2013
Non-derivative financial liabilities
Bills and accounts payables	N/A	2,716,675	—	—	—	—	2,716,675	2,716,675
Other payables	N/A	7,252,136	—	—	—	—	7,252,136	7,252,136
Amount due to Parent Company and its subsidiary companies	N/A	44,737	—	—	—	—	44,737	44,737
USD Guaranteed note	4.46%-5.73%	78,628	78,628	157,257	3,808,470	4,024,577	8,147,560	6,096,667
RMB Guaranteed note	4.42%-6.80%	1,267,000	—	5,537,792	1,969,000	4,990,000	13,763,792	10,956,917
Loan pledged by machineries	10.40%	46,800	46,800	93,600	1,948,800	610,770	2,746,770	1,800,000
Finance lease liabilities	3.00%-5.60%	14,404	14,404	28,809	235,109	22,741	315,467	267,492
Bank borrowings
- variable rate	1.00%-7.18%	368,587	1,529,536	4,069,209	15,102,407	18,924,915	39,994,654	36,253,935
Long-term payable	6.22%-8.90%	1,300	—	520,776	1,565,620	—	2,087,696	1,632,464
Contingent value rights shares liabilities	N/A	1,427,766	—	—	—	—	1,427,766	1,408,729

		13,218,033	1,669,368	10,407,443	24,629,406	28,573,003	78,497,253	68,429,752

Financial guarantees issued
Maximum amount guaranteed (note)	N/A	—	—	—	—	1,156,509	1,156,509	—

Derivative financial instruments – gross settlement
Forward foreign exchange contracts – Outflow	N/A	1,020,926	297,288	464,651	1,993,723	—	3,776,588	3,776,588

Derivative financial instruments – net settlement
Interest rate swap contracts	N/A	11,194	11,194	21,144	—	—	43,532	43,532

Note: the amount presented is the maximum contractual presented under guarantees issued.

Annual Report 2014        221

Chapter 11     Consolidated Financial Statements

44.	FINANCIAL INSTRUMENTS (continued)

44c.	Fair values

The fair value of available-for-sales investment is determined with reference to quoted market price. The fair values of the forward foreign exchange contracts are estimated based on the discounted cash flows between the contract forward rate and spot forward rate. The fair values of interest rate swap contracts are estimated based on the discounted cash flows between the contract floating rate and contract fixed rate. The fair value of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

The directors consider that the carrying amounts of financial assets and financial liabilities recorded at amortized cost in the consolidated financial statements approximate their fair values.

Fair values of financial assets and financial liabilities are determined as follows:

The following table presents the carrying value of financial instruments measured at fair value across the three levels of the fair value hierarchy. The levels of fair value are defined as follows:

Level 1:	fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets and liabilities;

Level 2:	fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3:	fair value measurements are those derived from valuation techniques that include inputs for the assets or liability that are not based on observable market data (unobservable inputs).

				At December 31
	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
2014
Assets
Available-for-sale investments
– Investments in securities listed on the SSE	249,404	—	—	249,404
Derivative financial instruments
– Forward foreign exchange contracts	—	359	—	359
– Royalty receivable	—	—	999,064	999,064

	249,404	359	999,064	1,248,827

Liabilities
Derivative financial instruments
– Future contracts	664	—	—	664
– Forward foreign exchange contracts	—	2,621	—	2,621
– Collar option	—	78,317	—	78,317

	664	80,938	—	81,602

222        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

44.	FINANCIAL INSTRUMENTS (continued)

44c.	Fair values (continued)

				At December 31
	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
2013
Assets
Available-for-sale investments
– Investments in securities listed on the SSE	172,855	—	—	172,855
Derivative financial instruments
– Forward foreign exchange contracts	—	13,062	—	13,062
– Collar option	—	3,589	—	3,589
– Royalty receivable	—	—	1,134,374	1,134,374

	172,855	16,651	1,134,374	1,323,880

Liabilities
Derivative financial instruments
– Forward foreign exchange contracts	—	181,358	—	181,358
– Collar option	—	90,221	—	90,221
– Interest rate swap contracts	—	43,532	—	43,532
Financial liabilities at fair value through profit or loss
– Contingent value rights shares liabilities	1,408,729	—	—	1,408,729

	1,408,729	315,111	—	1,723,840

In 2014 and 2013, there are no change in categories between level 1 and level 2 and no movement from or into level 3. For more information about royalty receivable, please refer to note 19.

The fair value of the royalty receivable is determined using the discounted future cash flows that are dependent on the following unobservable inputs: forecast sales volumes, coal prices and fluctuations in foreign exchange rates. The forecast sales volumes are based on the internally maintained budgets, five year business plan and life of mine models. The forecast coal prices and long term exchange rates are based on external data consistent with the data used for impairment assessments (note 23). The risk-adjusted post-tax discount rate used to determine the future cash flows is 10.5%. The estimated fair value would increase if the sales volumes and coal prices were higher and if the Australian dollar weakens against the US dollar. The Estimated fair value would also increase if the risk-adjusted discount rate was lower.

Annual Report 2014        223

Chapter 11     Consolidated Financial Statements

45.	ACQUISITION OF HAO SHENG

On January 31, 2013, the Company completed the acquisition of 74.82% equity interest in Hao Sheng, the purpose of acquisition is to obtain the mining rights of Shilawusu Coal Field in the name of Hao Sheng. The acquisition was presented as purchases of assets and liabilities, such that no goodwill was recognized.

The net assets acquired on the acquisition date are as follows:

Carrying
amounts
RMB’000
Bank balances and cash	223,427
Prepayments and other receivables	4,539
Property, plant and equipment, net	302,205
Intangible assets	12,089,682
Other current liabilities	(59,159)
Deferred taxation	(3,022,421)

Net assets acquired	9,538,273
Non-controlling interest arising from acquisition	(2,401,737)

7,136,536

Considerations:
Cash paid on acquisition	1,025,516
Investment deposits and transaction costs paid for acquisition in prior year	2,982,805

Cash outflow for payment on acquisition	4,008,321
Add: Cash payable on acquisition	3,128,215

Total considerations	7,136,536

Net cash outflow arising on acquisition
Cash paid on acquisition	(1,025,516)
Bank balances and cash acquired	223,427

(802,089)

As at December 31, 2014, Hao Sheng has not yet commenced any business.

224        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

46.	ACQUISITION OF ASHTON COAL MINES LIMITED

The Australia subsidiaries of the Group originally held 60% equity interests in Ashton joint operations. During 2011, the Group acquired additional 30% equity interests in Ashton joint operations from another venture at a consideration of USD250 million. This included the acquisition of 30% equity interests in the joint ventures, Ashton Coal Mines Limited. Under the shareholders agreement, the 90% equity interest held in Ashton joint operations remained classified as joint operation, whereas the 90% interest in Ashton joint venture was accounted for using equity method. On September, 30, 2014, the remaining 10% equity interests in the joint venture of Ashton Coal Mines Limited were acquired by the Group at a consideration of AUD21.2 million (approximate RMB106,367,000). Upon completion of the acquisition, Ashton Coal Mines Limited becomes a wholly owned subsidiary of the Group.

The acquisition has been accounted for using the acquisition method.

The net assets acquired on the acquisition date are as follows:

	Carrying	Fair Value
	amounts	Adjustments	Fair Values
	RMB’000	RMB’000	RMB’000
Bank balances and cash	47,688		47,688
Accounts receivable and other receivables	112,652		112,652
Inventories	44,125		44,125
Prepayments	23,861		23,861
Property plant and equipment, net *	1,382,951		1,382,951
Intangible assets*	2,363,255		2,363,255
Long term receivables	20,466		20,466
Goodwill	193,178	(193,178)	—
Accounts payable and other payables	(257,091)		(257,091)
Provision for land subsidence, restoration, rehabilitation and environmental costs *	(35,842)		(35,842)
Long term payable	(38,132)		(38,132)
Tax recoverable	6,124		6,124
Deferred taxation	(617,355)	9,784	(607,571)
Other provision	—	(148,013)	(148,013)

Net asset acquired			2,914,473
Bargain purchase			(147,993)

			2,766,480

Considerations:
Cash paid on acquisition			106,367
Carrying amount previously recognised as interest in joint venture and share of assets and liabilities held under a joint operation			2,660,113

			2,766,480

Net cash outflow arising on acquisition:
Cash paid on acquisition			106,367
Bank balances and cash acquired			(47,688)

			58,679

*	Included in the net assets acquired on the acquisition of Ashton Coal Mines Limited as of the acquisition date, certain assets and liabilities held under a joint operation were recognised by the Group in accordance with its share of those assets and liabilities before the acquisition.

Annual Report 2014        225

Chapter 11    Consolidated Financial Statements

46.	ACQUISITION OF ASHTON COAL MINES LIMITED (continued)

During the period from the acquisition date to December 31, 2014, Ashton Coal Mines Limited has contributed a total revenue of RMB216.8 million and a net profit of RMB2.1 million.

If the acquisition had occurred on January 1, 2014, the consolidated revenue and net profit of the Group for the year ended December 31, 2014 would have been increased by RMB747.5million and decreased by RMB128.5 million respectively. The proforma financial information is for illustrative purpose only and does not necessarily reflect the Group’s revenue and operating results if the acquisition has been completed January 1, 2014 and could not serve as a basis for the forecast of future operation result.

47.	NON-CONTROLLING INTEREST

Summarised financial information of material non-controlling interests of subsidiaries is set out below:

For the details of transactions with non-controlling interests, please refer to note 48.

	Yancoal Australia		Hao Sheng
	At December 31		At December 31
	2014	2013	2014	2013
	RMB’000	RMB’000	RMB’000	RMB’000
Non-controlling interests percentage	22%	22%	25.18%	25.18%
Summarised financial information
Current assets	3,362,311	5,666,980	276,938	512,070
Non-current assets	34,125,721	35,859,637	13,523,826	12,391,887
Current liabilities	(1,698,897)	(3,858,960)	(976,961)	(59,159)
Non-current liabilities	(23,309,923)	(32,361,612)	(3,022,421)	(3,022,421)

Net assets	12,479,212	5,306,045	9,801,382	9,822,377

Carrying amount of non-controlling interests	(59,220)	780,381	(2,467,988)	2,473,275

Revenue	7,300,759	8,961,855	—	—
(Loss) Profit for the year	(1,846,546)	(4,978,439)	(20,996)	15,896
Other comprehensive loss	(1,425,380)	(2,977,258)	—	—

Total comprehensive (loss) income	(3,271,926)	(7,955,697)	(20,996)	15,896

(Loss) Profit allocated to non-controlling interests	(724,263)	(1,706,642)	(5,287)	4,003

Cash flows used in operating activities	(1,294,520)	(965,946)	(75,008)	(31,221)
Cash flows used in investing activities	(1,102,854)	(1,208,547)	(618,120)	(492,719)
Cash flows from financing activities	1,780,449	1,765,319	700,000	643,427

Net (decrease) increase in cash and cash equivalents	(616,925)	(409,174)	6,872	119,487

Dividends paid to non-controlling interests	—	—	—	—

The amount of above financial information is before elimination of intra-group transactions.

226        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 11

48.	RELATED PARTY BALANCES AND TRANSACTIONS

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed. In accordance with Main Board Listing Rules Chapter 14A, continuing connected transactions are disclosed below:

Balances and transactions with related party

	At December 31,
	2014 RMB’000	2013 RMB’000
Nature of balances (other than those already disclosed)
Bills and accounts receivable
– Parent Company and its subsidiaries	545,329	402,872
– Joint ventures	160,660	28,859
Prepayments and other receivables
– Parent Company and its subsidiaries	224,151	49,824
– Joint ventures	—	160,723
– Associates	116,883	—
Bills and accounts payable
– Parent Company and its subsidiaries	190,398	—
– Associates	10	—
Other payables and accrued expenses
– Parent Company and its subsidiaries	1,037,193	1,066,760

The amounts due from/to the Parent Company, joint ventures and its subsidiary companies are non-interest bearing, unsecured and repayable on demand.

During the years, the Group had the following significant transactions with the Parent Company and/or its subsidiary companies:

	Year ended December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Income
Sales of coal	2,287,541	2,839,839	3,162,122
Sales of auxiliary materials	510,432	328,732	425,957
Sales of heat and electricity	114,163	111,675	167,295
Sales of methanol	127,921	126,398	47,909
Provision of mines operating services	4,337	—	—
Expenditure
Utilities and facilities	29,777	19,406	35,906
Purchases of supply materials and equipment	1,286,869	1,196,372	1,552,758
Repair and maintenance services	238,110	266,849	327,600
Social welfare and support services	822,793	483,783	802,540
Road transportation services	19,567	14,119	67,654
Construction services	600,847	522,314	689,787

Annual Report 2014        227

Chapter 11     Consolidated Financial Statements

48.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

Balances and transactions with related party (continued)

Expenditures for social welfare and support services (excluding medical and child care expenses) are RMB177,854,000, RMB122,460,000 and RMB176,820,000 for the years ended December 31, 2014, 2013 and 2012. These expenses will be negotiated with and paid by the Parent Company each year.

As at December 31, 2014, the Company has deposited RMB927,255,000 (2013: RMB103,464,000) (2012: RMB1,719,621,000) to the Company’s associate, YanKuang Group Finance Company Limited. The interest income received and finance cost paid during the year amounted to RMB3,217,000 (2013: RMB4,756,000) (2012: RMB7,986,000) and RMB100,000 (2013: RMB1,645,000) (2012: RMB1,411,000) respectively.

In addition to the above, the Company participates in a retirement benefit scheme of the Parent Company in respect of retirement benefits (note 51).

Balances and transactions with other state-controlled entities in the PRC

The Group operates in an economic environment currently predominated by entities directly or indirectly owned or controlled by the PRC government (“state-controlled entities”). In addition, the Group itself is part of a large group of companies under the Parent Company which is controlled by the PRC government. Apart from the transactions with the Parent Company and its subsidiaries disclosed above, the Group also conducts business with other state-controlled entities. The directors consider those state-controlled entities are independent third parties so far as the Group’s business transactions with them are concerned.

Material transactions with other state-controlled entities are as follows:

	Year ended December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Trade sales	4,518,295	5,986,611	10,503,203
Trade purchases	1,357,757	5,078,834	4,500,994

Material balances with other state-controlled entities are as follows:

	At December 31,
	2014	2013
	RMB’000	RMB’000
Amounts due to other state-controlled entities	201,797	328,474
Amounts due from other state-controlled entities	440,387	804,906

Amounts due to and from state-controlled entities are trade nature of which terms are not different from other customers (notes 18 and 32).

228        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements    Chapter 11

48.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

Balances and transactions with other state-controlled entities in the PRC (continued)

In addition, the Group has entered into various transactions, including deposits placements, borrowings and other general banking facilities, with certain banks and financial institutions which are state-controlled entities in its ordinary course of business. In view of the nature of those banking transactions, the directors are of the opinion that separate disclosure would not be meaningful.

Except as disclosed above, the directors are of the opinion that transactions with other state-controlled entities are not significant to the Group’s operations.

Balances and transactions with joint ventures

	At December 31,
	2014	2013
	RMB’000	RMB’000
Due from a joint venture (note 28)	1,705,757	1,587,001

The amount due from a joint venture is unsecured and interest is calculated at commercial rate, interest received by the Group in the current year amounting to RMB100,345,000 (2013: RMB 106,373,000).

For the year ended December 31, 2014, the trade balances between the Group and joint ventures are disclosed in notes 18 and 32. During the last year, the Group’s Australian subsidiaries sold coal products and provided marketing and administrative services to the joint ventures of the Group amounted to RMB796,212,000 and RMB1,530,000 respectively. The Group has acquired 100% of the shares of the joint ventures and consolidated in the Group account.

Compensation of key management personnel

The remuneration of directors and other members of key management were as follows:

	Year ended December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Directors’ fee	520	520	520
Salaries, allowance and other benefits in kind	10,663	5,987	5,850
Retirement benefit scheme contributions	1,772	1,020	1,033

	12,955	7,527	7,403

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

Annual Report 2014        229

Chapter 11     Consolidated Financial Statements

49.	COMMITMENTS

	At December 31,
	2014 RMB’000	2013 RMB’000
Capital expenditure contracted for but not provided in the consolidated financial statements
Acquisition of property, plant and equipment
– the Group	2,725,021	2,375,634
– share of joint operations	5,515	27,254
Acquisition of intangible assets
– share of joint operations	—	504
Exploration and evaluation
– the Group	—	1,094
– share of joint operations	1,382	9,977

	2,731,918	2,414,463

Pursuant to the regulations issued by the Shandong Province Finance Bureau, the Group has to pay a deposit of RMB2,636 million (2013: RMB2,636 million) to the relevant government authority, which secured for the environmental protection work done by the Company. As at December 31, 2014, deposit of RMB1,052 million (2013: RMB1,052 million) were made and the Company is committed to further make security deposit of RMB1,584 million (2013: RMB1,584 million).

50.	RETIREMENT BENEFITS

Qualifying employees of the Company are entitled to pension, medical and other welfare benefits. The Company participates in a scheme of the Parent Company and pays a monthly contribution to the Parent Company in respect of retirement benefits at an agreed contribution rate based on the monthly basic salaries and wages of the qualified employees. The Parent Company is responsible for the payment of all retirement benefits to the retired employees of the Company.

Pursuant to the Provision of Insurance Fund Administrative Services Agreement entered into by the Company and the Parent Company on March 21, 2014 (2013: March 22, 2013), the monthly contribution rate is at 20% (2013: 20%; 2012: 20%) of the total monthly basic salaries and wages of the Company’s employees for the period from January 1, 2014 to December 31, 2014. Other welfare benefits will be provided by the Parent Company, which will be reimbursed by the Company.

The amount of contributions paid to the Parent Company were RMB722,111,000, RMB874,753,000, and RMB857,352,000 for the years ended December 31, 2014, 2013, and 2012, respectively.

The Company’s subsidiaries are participants in a state-managed retirement scheme pursuant to which the subsidiaries pay a fixed percentage of its qualifying staff’s wages as a contribution to the scheme. The subsidiaries’ financial obligations under this scheme are limited to the payment of the employer’s contribution. During the year, contributions paid and payable by the subsidiaries pursuant to this arrangement were insignificant to the Group. The Group’s overseas subsidiaries pay fixed contribution as pensions under the laws and regulations of the relevant countries.

230        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

50.	RETIREMENT BENEFITS (continued)

During the year and at the balance sheet date, there were no forfeited contributions which arose upon employees leaving the above schemes available to reduce the contributions payable in future years.

51.	HOUSING SCHEME

The Parent Company is responsible for providing accommodation to its employees and the domestic employees of the Company. The Company and the Parent Company share the incidental expenses relating to the accommodation at a negotiated amount for each of the three years ended December 31, 2014, 2013 and 2012. Such expenses, amounting to RMB137,200,000, RMB80,042,000 and RMB137,200,000 for each of the three years ended December 31, 2014, 2013 and 2012 respectively, have been included as part of the social welfare and support services expenses summarized in note 50.

The Company currently makes a fixed monthly contribution for each of its qualifying employees to a housing fund which is equally matched by a contribution from the employees. The contributions are paid to the Parent Company which utilizes the funds, along with the proceeds from the sales of accommodation and, if the need arises, from loans arranged by the Parent Company, to construct new accommodation.

52.	POST BALANCE SHEET EVENT

Moolarben Stage 2 expansion

Subsequent to the financial year, as announced on February 2, 2015, the NSW PAC approved Yancoal Australia’s Moolarben Stage 2 expansion application. Once the Moolarben Stage Two project is completed the operation at Mudgee will produce up to 15 million tonnes per annum of raw coal for a period of 24 years, and extend the life of the operation.

53.	OPERATING LEASE COMMITMENTS

	At December 31,
	2014 RMB’000	2013 RMB’000
Within one year	152,981	13,296
More than one year, but not more than five years	132,547	47,265

	285,528	60,561

Operating leases have average remaining lease terms of 1 to 5 years. Items that are subject to operating leases include mining equipment, office space and small items of office equipment.

Annual Report 2014        231

Chapter 11     Consolidated Financial Statements

54.	CONTINGENT LIABILITIES

(i)	Guarantees

		At December 31,
		2014 RMB’000	2013 RMB’000
(a)	The Group
	Guarantees secured over deposits	136,080	81,670
	Performance guarantees provided to daily operations	979,025	921,275
	Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	171,892	146,826
(b)	Joint operations
	Performance guarantees provided to daily operations	528,262	417,352
	Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	46,487	48,477

		1,861,746	1,615,600

(ii)	The Australia Taxation Office (“ATO”) commenced an audit of the Group during the previous financial year. The audit has progressed during the current financial year with a range of issues under review now closed. The Group is currently in discussion with the ATO. Seeking to reach a mutually agreeable resolution of the remaining outstanding issues. The audit is expected to conclude during the first half of 2015 and is not expected to have a material impact on the Group’s financial position.

(iii)	Yancoal Australia will provide financial support to joint venture, Middlemount Coal Pty Ltd, confirming that Yancoal Australia will not demand the repayment of any loan due from Middlemount, expect to the extent that Middlemount agrees otherwise provided in the loan agreement; and provide financial support to Middlemount to enable it to meet its debts as and when they become due and payable, by way of new shareholder loans in proportion to its share of the net assets of Middlemeount.

(iv)	The Company was sued by Zhongxin Daxie Fuel Co., Ltd. (“Zhongxin Daxie”) at the Shandong Provincial Higher People’s Court for not performing the duty of delivering goods pursuant to the Coal Sales Contract. It requested the termination of the Coal Sales Contract signed by both sides, the return of payments for goods and compensation for economic losses of RMB163.6 million in total. Zhongxin Daxie’s claim was rejected by the first instance judgment of the Shandong Provincial Higher People’s Court. On June 30, 2014, the Company received the Notice of the Decision on Appeal from the Supreme People’s Court of the People’s Republic of China (the “Supreme Court”). As at report date, the case is still being tried in court and has not yet been heard.

232        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

55.	INFORMATION OF THE COMPANY

The Company’s balance sheet is disclosed as follows:

	At December 31,
	2014 RMB’000	2013 RMB’000
ASSETS
CURRENT ASSETS
Bank balances and cash	13,327,804	6,620,343
Term deposits	5,000,000	4,273,381
Restricted cash	98,110	6,000
Bills and accounts receivable	5,578,985	7,915,658
Inventories	654,160	524,379
Loans to subsidiaries	3,200,000	2,549,000
Prepayments and other receivables	9,750,997	15,267,946
Prepaid lease payments	13,334	13,334

TOTAL CURRENT ASSETS	37,623,390	37,170,041
NON-CURRENT ASSETS
Mining reserves	1,859,335	2,052,613
Prepaid lease payments	454,790	468,177
Property, plant and equipment	8,843,586	8,288,584
Goodwill	819,561	819,561
Investment in subsidiaries (note a)	8,102,000	10,722,000
Investments in securities	11,272,623	181,854
Investments in associates	1,253,927	2,378,927
Investment in joint ventures	3,000	—
Loan to subsidiaries	30,233,236	20,353,641
Deposit made on investments	117,926	120,926
Deferred tax assets	1,173,779	809,062

TOTAL NON-CURRENT ASSETS	64,133,763	46,195,345

TOTAL ASSETS	101,757,153	83,365,386

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Derivative financial instruments	664	43,532
Bills and accounts payable	2,700,189	981,990
Other payables and accrued expenses	15,832,436	6,595,549
Provision for land subsidence, restoration, rehabilitation and environmental costs	2,821,799	3,246,262
Borrowings-due within one year	10,025,012	10,580,470
Long term payable-due within one year	396,285	396,285
Contingent value rights shares liabilities	—	1,408,729
Taxes payable	32,431	829,303

TOTAL CURRENT LIABILITIES	31,808,816	24,082,120
NON-CURRENT LIABILITIES
Borrowings-due after one year	20,958,788	14,579,122
Long term payable	805,661	1,208,616

TOTAL NON-CURRENT LIABILITIES	21,764,449	15,787,738

TOTAL LIABILITIES	53,573,265	39,869,858

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY (note b)	45,662,432	43,495,528
OWNERS OF PERPETUAL CAPITAL SECURITY	2,521,456	—

TOTAL EQUITY	48,183,888	43,495,528

TOTAL LIABILITIES AND EQUITY	101,757,153	83,365,386

Annual Report 2014        233

Chapter 11     Consolidated Financial Statements

55.	INFORMATION OF THE COMPANY (continued)

(a)	Details of the Company’s major subsidiaries at December 31, 2014 and 2013 are as follows:

Name of subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital	Proportion of registered capital/issued share						Principal activities
			capital held by the Company				Proportion of voting
			2014		2013		power held
			Directly	Indirectly	Directly	Indirectly	2014	2013
Austar Coal Mine Pty, Limited (“Austar”)	Australia	AUD 64,000,000	—	100%	—	100%	100%	100%	Coal mining business in Australia
Heze (note 1)	PRC	RMB 3,000,000,000	98.33%	—	98.33%	—	98.33%	98.33%	Coal mining and sales
Yancoal Australia (note 2)	Australia	AUD 656,700,717	78%	—	78%	—	78%	78%	Investment holding
Shandong Yanmei Shipping Co., Ltd. (“Yanmei Shipping”) (note 1)	PRC	RMB 5,500,000	92%	—	92%	—	92%	92%	Transportation via rivers and lakes and the sales of coal and construction materials
Yulin (note 1)	PRC	RMB 1,400,000,000	100%	—	100%	—	100%	100%	Methanol and electricity power business
Zhongyan Trade Co., Ltd (“Zhongyan”) (note 1)	PRC	RMB 2,100,000	52.38%	—	52.38%	—	52.38%	52.38%	Trading and processing of mining machinery
Shanxi Neng Hua (note 1)	PRC	RMB 600,000,000	100%	—	100%	—	100%	100%	Investment holding
Shanxi Tianchi (note 1)	PRC	RMB 90,000,000	—	81.31%	—	81.31%	81.31%	81.31%	Coal mining business
Shanxi Tianhao (note 1)	PRC	RMB 150,000,000	—	99.89%	—	99.89%	99.89%	99.89%	Methanol and electricity power business
Hua Ju Energy (note 1)	PRC	RMB 288,589,774	95.14%	—	95.14%	—	95.14%	95.14%	Electricity and heat supply
Ordos (note 1)	PRC	RMB 8,100,000,000	100%	—	100%	—	100%	100%	Investment holding, coal mining and sales
Yize (note 1)	PRC	RMB 136,260,500	—	100%	—	100%	100%	100%	Development of methanol project
Rongxin Chemicals (note 1)	PRC	RMB 3,000,000	—	100%	—	100%	100%	100%	Development of methanol project
Daxin Industrial (note 1)	PRC	RMB 4,107,432	—	100%	—	100%	100%	100%	Development of methanol project
Xintai (note 1)	PRC	RMB 5,000,000	—	100%	—	100%	100%	100%	Coal mining and sales
Inner Mongolia Haosheng Coal Mining Co., Ltd (note 1)	PRC	RMB 800,000,000	74.82%	—	74.82%	—	74.82%	74.82%	Sales of coal mine machinery equipment and accessories
Rizhao (note 1)	PRC	RMB 300,000,000	51%	—	51%	—	51%	51%	Coal wholesale management and others
Yancoal International	Hong Kong	USD 689,313,091	100%	—	100%	—	100%	100%	Investment holding
Yancoal International Resources Development Co., Limited	Hong Kong	USD 600,000	—	100%	—	100%	100%	100%	Coal resource exploration development

234        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

55.	INFORMATION OF THE COMPANY (continued)

(a)	Details of the Company’s major subsidiaries at December 31, 2014 and 2013 are as follows: (continued)

	Country of		Proportion of registered capital/issued share
	incorporation/	Issued and fully	capital held by the Company				Proportion of voting
	registration and	paid capital/	2014		2013		power held
Name of subsidiary	operation	registered capital	Directly	Indirectly	Directly	Indirectly	2014	2013	Principal activities
Yancoal International Technology Development Co., Limited	Hong Kong	USD 1,000,000	—	100%	—	100%	100%	100%	Coal mining technology Development
Yancoal International Trading Co., Limited	Hong Kong	USD 1,000,000	—	100%	—	100%	100%	100%	Entrepot trade
Yancoal Technology (Holdings) Co., Ltd.	Australia	AUD 75,407,506	—	100%	—	100%	100%	100%	Holdings company
Yancoal Resources	Australia	AUD 446,409,065	—	100%	—	100%	100%	100%	Coal mining business in Australia
Trading Centre (Note 1)	PRC	RMB100,000,000	51%	—	51%	—	51%	51%	Coal sales
Beisheng Industry and Trade (Note 1)	PRC	RMB 2,404,000	100%	—	100%	—	100%	100%	Coal Mining and sales
Ashton Coal Operations Pty Limited	Australia	AUD 5	—	100%	—	100%	100%	100%	Management of operations
Athena Coal Mine Pty Ltd	Australia	AUD 2	—	100%	—	100%	100%	100%	Coal exploration
Felix NSW Pty Ltd	Australia	AUD 2	—	100%	—	100%	100%	100%	Investment holding
Moolarben Coal Mines Pty Limited	Australia	AUD 1	—	100%	—	100%	100%	100%	Coal business development
Moolarben Coal Operations Pty Ltd	Australia	AUD 2	—	100%	—	100%	100%	100%	Management of coal operations
Moolarben Coal Sales Pty Ltd	Australia	AUD 2	—	100%	—	100%	100%	100%	Coal sales
Proserpina Coal Pty Ltd	Australia	AUD 1	—	100%	—	100%	100%	100%	Coal mining and sales
Syntech Holdings Pty Ltd	Australia	AUD 223,470,552	—	100%	—	100%	100%	100%	Investment holding and management of coal operation
Duralie Coal Pty Ltd	Australia	AUD 2	—	100%	—	100%	100%	100%	Coal mining
Gloucester	Australia	AUD 719,720,808	—	100%	—	100%	100%	100%	Coal resource exploration development
Auriada Limited	Northern Ireland	AUD 5	—	100%	—	100%	100%	100%	No business in Australia, to be liquidated
Ballymoney Power Limited	Northern Ireland	AUD 5	—	100%	—	100%	100%	100%	No business in Australia, to be liquidated
Balhoil Nominees Pty Ltd	Australia	AUD 7,270	—	100%	—	100%	100%	100%	No business in Australia
SASE Pty Limited	Australia	AUD 9,650,564	—	90%	—	90%	100%	100%	No business in Australia, to be liquidated
CIM Mining Pty Ltd	Australia	AUD 30,180,720	—	100%	—	100%	100%	100%	No business in Australia
Donaldson Coal Holdings Ltd	Australia	AUD 204,945,942	—	100%	—	100%	100%	100%	Holdings company

Annual Report 2014        235

Chapter 11     Consolidated Financial Statements

55.	INFORMATION OF THE COMPANY (continued)

(a)	Details of the Company’s major subsidiaries at December 31, 2014 and 2013 are as follows: (continued)

	Country of		Proportion of registered capital/issued share
	incorporation/	Issued and fully	capital held by the Company				Proportion of voting
	registration and	paid capital/	2014		2013		power held
Name of subsidiary	operation	registered capital	Directly	Indirectly	Directly	Indirectly	2014	2013	Principal activities
Monash Coal Holdings Pty Ltd	Australia	AUD 100	—	100%	—	100%	100%	100%	Dormant
CIM Stratford Pty Ltd	Australia	AUD 21,558,606	—	100%	—	100%	100%	100%	Dormant
CIM Services Pty Ltd	Australia	AUD 8,400,002	—	100%	—	100%	100%	100%	Dormant
Donaldson Coal Pty Ltd	Australia	AUD 6,688,782	—	100%	—	100%	100%	100%	Coal mining and sales
Agrarian Finance Pty Ltd	Australia	AUD 2	—	100%	—	100%	100%	100%	Dormant
Monash Coal Pty Ltd	Australia	AUD 200	—	100%	—	100%	100%	100%	Coal mining and sales
Newcastle Coal Company Pty Ltd	Australia	AUD 2,300,999	—	100%	—	100%	100%	100%	Coal mining and sales
Syntech Holdings II Pty Ltd	Australia	AUD 6,318,490	—	100%	—	100%	100%	100%	Investment holding
Tonford Pty Ltd	Australia	AUD 2	—	100%	—	100%	100%	100%	Coal exploration
UCC Energy Pty Limited	Australia	AUD 2	—	100%	—	100%	100%	100%	Ultra clean coal technology
Wesfarmers Char	Australia	AUD 1,000,000	—	100%	—	100%	100%	100%	Research and development of the technology and procedures of processing coal
Wesfarmers Premier Coal Limited	Australia	AUD 8,779,250	—	100%	—	100%	100%	100%	Exploration, production and processing of coal
White Mining (NSW) Pty Limited	Australia	AUD 10	—	100%	—	100%	100%	100%	Coal mining and sales
White Mining Research Pty Ltd	Australia	AUD 2	—	100%	—	100%	100%	100%	No business in Australia, to be liquidated
White Mining Services Pty Limited	Australia	AUD 2	—	100%	—	100%	100%	100%	No business in Australia, to be liquidated
White Mining Limited	Australia	Ordinary shares AUD 3,300,000 A Shares AUD 200	—	100%	—	100%	100%	100%	Investment holding and management of operations
Yancoal Canada	Canada	USD 290,000,000	—	100%	—	100%	100%	100%	Potash exploration
Mountfield Properties Pty Ltd	Australia	AUD 100	—	100%	—	100%	100%	100%	Investment holding
AMH (Chinchilla Coal) Pty Ltd	Australia	AUD 2	—	100%	—	100%	100%	100%	Coal exploration
Syntech Resources Pty Ltd	Australia	AUD 1,251,431	—	100%	—	100%	100%	100%	Coal mining and sales
Yancoal Luxembourg	Luxembourg	USD 500,000	—	100%	—	100%	100%	100%	Investment holding
Yarrabee Coal Company Pty Ltd	Australia	AUD 92,080	—	100%	—	100%	100%	100%	Coal mining and sales

236        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

55.	INFORMATION OF THE COMPANY (continued)

(a)	Details of the Company’s major subsidiaries at December 31, 2014 and 2013 are as follows: (continued)

	Country of		Proportion of registered capital/issued share
	incorporation/	Issued and fully	capital held by the Company				Proportion of voting
	registration and	paid capital/	2014		2013		power held
Name of subsidiary	operation	registered capital	Directly	Indirectly	Directly	Indirectly	2014	2013	Principal activities
Westralian Prospectors NL	Australia	AUD 93,001	—	100%	—	100%	100%	100%	No business in Australia
Eucla Mining NL	Australia	AUD 707,500	—	100%	—	100%	100%	100%	No business in Australia
CIM Duralie Pty Ltd	Australia	AUD 665	—	100%	—	100%	100%	100%	No business in Australia
Duralie Coal Marketing Pty Ltd	Australia	AUD 2	—	100%	—	100%	100%	100%	No business in Australia
Gloucester (SPV) Pty Ltd	Australia	AUD 2	—	100%	—	100%	100%	100%	Holdings company
Gloucester (Sub Holdings 1) Pty Ltd	Australia	AUD 2	—	100%	—	100%	100%	100%	Holdings company
Gloucester (Sub Holdings 2) Pty Ltd	Australia	AUD 2	—	100%	—	100%	100%	100%	Holdings company
Donaldson Coal Finance Pty Ltd	Australia	AUD 10	—	100%	—	100%	100%	100%	Investment company
Stradford Coal Pty Ltd	Australia	AUD 10	—	100%	—	100%	100%	100%	Coal mining
Stradford Coal Marketing Pty Ltd	Australia	AUD 10	—	100%	—	100%	100%	100%	Coal sales
Abakk Pty Ltd	Australia	AUD 6	—	100%	—	100%	100%	100%	No business in Australia, to be liquidated
Primecoal International Pty Ltd	Australia	AUD 1	—	100%	—	100%	100%	100%	No business in Australia, to be liquidated
Athena Holdings P/L	Australia	AUD 24,450,405	—	100%	—	100%	100%	100%	Holding company
Premier Coal Holdings P/L	Australia	AUD 321,613,108	—	100%	—	100%	100%	100%	Holdings company
Tonford Holdings P/L	Australia	AUD 46,407,917	—	100%	—	100%	100%	100%	Holdings company
Wilpeena Holdings P/L	Australia	AUD 3,457,381	—	100%	—	100%	100%	100%	Holdings company
Yancoal Energy P/L	Australia	AUD 202,977,694	—	100%	—	100%	100%	100%	Holdings company
Yancoal Technology Development Pty Ltd	Australia	AUD 2	—	100%	—	100%	100%	100%	LTCC technical development and equipment rental
Qingdao Yanmei Dongqi Energy Co., Ltd (“Dongqi”) (Note 1)	PRC	RMB 50,000,000	—	100%	—	—	100%	—	Coal and Related Products Wholesale
Shangdong Zhongyin Logistics & Trade Co., Ltd. (“Zhongyin Logistics”) (Note 1)	PRC	RMB 300,000,000	100%	—	—	—	100%	—	Trade Broker and Agent
Zhongyin Financial Leasing Co., Ltd. (“Zhongyin Financial”) (Note 1)	PRC	RMB 500,000,000	75%	25%	—	—	100%	—	Financial Leasing
Duanxin Investment Holding (Beijing) Co., Ltd (“Duanxin “) (Note 1)	PRC	RMB 10,000,000	100%	—	—	—	100%	—	Investment and assets management

Annual Report 2014        237

Chapter 11     Consolidated Financial Statements

55.	INFORMATION OF THE COMPANY (continued)

(a)	Details of the Company’s major subsidiaries at December 31, 2014 and 2013 are as follows: (continued)

	Country of		Proportion of registered capital/issued share
	incorporation/	Issued and fully	capital held by the Company				Proportion of voting
	registration and	paid capital/	2014		2013		power held
Name of subsidiary	operation	registered capital	Directly	Indirectly	Directly	Indirectly	2014	2013	Principal activities
Yancoal Australia Sales Pty Ltd	Australia	AUD 100	—	100%	—	—	100%	—	Coal sales
Yancoal SCN Ltd	Australia	AUD 5	—	100%	—	—	100%	—	Issue subordinated capital note
Ashton Coal mines Limited	Australia	AUD 5	—	100%	—	—	100%	—	Coal sales
Advanced Clean Coal Technology Pty Limited	Australia	AUD 1	—	100%	—	—	100%	—	No business in Australia
Premier Char Pty Ltd	Australia	AUD 1,000,000	—	100%	—	—	100%	—	Charcoal Product Development

Unless otherwise specified, the capital of the above subsidiaries are registered capital (those established in the PRC) or ordinary shares (those established in other countries).

Note 1:	Yanmei Shipping, Yulin, Zhongyan, Heze, Shanxi Neng Hua, Shanxi Tianchi, Shanxi Tianhao, Hua Ju Energy, Ordos, Yize, Rongxin Chemical, Daxin Industrial, Xintai, Haosheng, Rizhao, Dongqi, Zhongyin Logistics, Zhongyin Financial and Duanxin are established in the PRC as limited liability companies.

Note 2:	The investment cost of RMB3,781,606,000 in respect of investment in Yancoal Australia was included in investment in subsidiaries. As at December 31, 2014, the market value of these shares was approximately RMB622,550,000 (AUD124,078,000) (2013: RMB3,200,344,000 (AUD775,489,000))

238        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

55.	INFORMATION OF THE COMPANY (continued)

(b)	The Company’s equity is as follows:

	Share capital RMB’000	Share premium RMB’000	Future development fund RMB’000	Statutory common reserve fund RMB’000	Investment revaluation reserve RMB’000	Retained earnings RMB’000	Perpetual capital securities (note 41a) RMB’000	Total RMB’000
Balance at January 1, 2013	4,918,400	2,981,002	4,472,552	4,938,350	66,401	23,482,750	—	40,859,455
Profit for the year	—	—	—	—	—	4,402,735	—	4,402,735
Other comprehensive income:
– Fair value changes of available-for-sale investment	—	—	—	—	3,962	—	—	3,962

Total comprehensive income for the year	—	—	—	—	3,962	4,402,735	—	4,406,697
Transactions with owners:
– Appropriations to and utilisation of reserves	—	—	(888,092)	510,179	—	377,913	—	—
– Dividends	—	—	—	—	—	(1,770,624)	—	(1,770,624)

Total transactions with owners	—	—	(888,092)	510,179	—	(1,392,711)	—	(1,770,624)

Balance at December 31, 2013	4,918,400	2,981,002	3,584,460	5,448,529	70,363	26,492,774	—	43,495,528

Balance at January 1, 2014	4,918,400	2,981,002	3,584,460	5,448,529	70,363	26,492,774	—	43,495,528
Profit for the year	—	—	—	—	—	2,207,860	36,456	2,244,316
Other comprehensive income:
– Fair value changes of available-for-sale investment	—	—	—	—	57,412	—	—	57,412

Total comprehensive income for the year	—	—	—	—	57,412	2,207,860	36,456	2,301,728
Transactions with owners:
– Issuance of perpetual capital security	—	—	—	—	—	—	2,485,000	2,485,000
– Appropriations to and utilisation of reserves	—	—	(2,223,830)	406,495	—	1,817,335	—	—
– Dividends	—	—	—	—	—	(98,368)	—	(98,368)

Total transactions with owners	—	—	(2,223,830)	406,495	—	1,718,967	2,485,000	2,386,632

Balance at December 31, 2014	4,918,400	2,981,002	1,360,630	5,855,024	127,775	30,419,601	2,521,456	48,183,888

Annual Report 2014        239

Chapter 11     Consolidated Financial Statements

SUPPLEMENTAL INFORMATION

I.	SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) AND THOSE UNDER THE PRC ACCOUNTING RULES AND REGULATIONS (“PRC GAAP”)

The Group has also prepared a set of consolidated financial statements in accordance with relevant accounting principles and regulations applicable to PRC enterprises.

The consolidated financial statements prepared under IFRS and those prepared under PRC GAAP have the following major differences:

(1)	Future development fund and work safety cost

(1a)	Appropriation of future development fund is charged to income before income taxes under PRC GAAP. Depreciation is not provided for plant and equipment acquired by utilizing the future development fund under PRC GAAP but charged to expenses when acquired.

(1b)	Appropriation of the work safety cost is charged to income before taxes under PRC GAAP. Depreciation is not provided for plant and equipment acquired by utilizing the provision of work safety cost under PRC GAAP but charged to expenses when acquired.

(2)	Consolidation using acquisition method under IFRS and using common control method under PRC GAAP

(2a)	Under IFRS, the acquisitions of Jining II, Railway Assets, Heze, Shanxi Group, Hua Ju Energy, Beisu and Yangcun have been accounted for using the acquisition method which accounts for their assets and liabilities at their fair value at the date of acquisition. Any excess of the purchase consideration over the fair value of the net assets acquired is capitalized as goodwill.

Under PRC GAAP, as the entities above are under the common control of the Parent Company, their assets and liabilities of are required to be included in the consolidated balance sheet of the Group at historical cost.
The difference between the historical cost of their assets and liabilities acquired and the purchase price paid is recorded as an adjustment to shareholders’ equity.

(3)	Deferred taxation due to differences between the financial statements prepared under IFRS and PRC GAAP.

(4)	Reversal of impairment loss on intangible assets in Yancoal Australia

(4a)	Under IFRS, the reversal of impairment loss on mining reserves was classified as other income in income statement.

Under PRC GAAP, no reversal of impairment loss on mining reserves was recognised.

240        Yanzhou Coal Mining Company Limited

Consolidated Financial Statements     Chapter 11

SUPPLEMENTAL INFORMATION (continued)

I.	SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) AND THOSE UNDER THE PRC ACCOUNTING RULES AND REGULATIONS (“PRC GAAP”) (continued)

(5)	Classification of perpetual capital security due to differences between the financial statements prepared under IFRS and PRC GAAP.

(5a)	Under IFRS, the perpetual capital security issued by the company was classified as equity instrument and separated from net assets attributable to equity holders of the Company.

Under PRC GAAP, the perpetual capital security issued by the Company was classified as owners’ equity.

The following table summarizes the differences between consolidated financial statements prepared under IFRS and those under PRC GAAP:

	Net income attributable to the			Net assets attributable to
	equity holders of the Company			equity holders of the
	for the year ended December 31,			Company as at December 31,
	2014 RMB’000	2013 RMB’000	2012 RMB’000	2014 RMB’000	2013 RMB’000
As per consolidated financial statements prepared under IFRS	766,158	777,368	6,065,570	38,725,846	40,378,677
Impact of IFRS adjustments in respect of:
– future development fund charged to income before income taxes	1,727,915	559,837	(302,424)	—	—
– reversal of provision of work safety cost	759,772	137,546	(436,024)	(530,805)	(730,491)
– fair value adjustment and amortization	9,981	13,206	7,547	(158,600)	(168,581)
– goodwill arising from acquisition of Jining II, Railway Assets, Heze, Shanxi Group, Hua Ju Energy, Beisu and Yangcun	—	—	—	(1,240,695)	(1,240,685)
– deferred tax	(394,991)	(225,937)	151,538	274,031	710,748
– perpetual capital security	36,456	—	—	2,521,456	—
– reversal of impairment loss on intangible assets in Yancoal Australia	(731,332)	—	—	(702,435)	—
– others	110,208	9,191	(123,761)	309,880	30,818

As per consolidated financial statements prepared under PRC GAAP	2,284,167	1,271,211	5,362,446	39,198,678	38,980,486

Note:	There are also differences in other items in the consolidated financial statements due to differences in classification between IFRS and PRC GAAP.

Annual Report 2014        241

Chapter 12

Auditors’ Report (PRC)

TO THE SHAREHOLDERS OF YANZHOU COAL MINING COMPANY LIMITED,

We have audited the accompanying financial statements (consolidated and company) of Yanzhou Coal Mining Company Limited (“the Company”), which comprise the balance sheet as at 31 December 2014, and the income statement, the cash flow statement, and the statement of changes in equity for the year then ended, and notes to the financial statements.

I.	MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Company’s management is responsible for the preparation and fair presentation of these financial statements. These responsibilities include: (1) preparing these financial statements in accordance with Accounting Standards for Business Enterprises to achieve fair presentation of the financial statements; (2) designing, implementing and maintaining internal control which is necessary to enable that the financial statements are free from material misstatement, whether due to fraud or error.

II.	AUDITORS’ RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with China’s Auditing Standards for the Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

III.	OPINION

In our opinion, the financial statements have been prepared in accordance with the requirements of Accounting Standards for Business Enterprises in all material respects and present fairly the consolidated and the company’s financial position of the Company as at 31 December 2014, and of their consolidated and the company’s financial performance and cash flows for the year then ended.

Shine Wing Certified Public Accountants (special general partnership)	Chinese Certified Public Accountant

Chinese Certified Public Accountant

Beijing China

27 March 2015

242        Yanzhou Coal Mining Company Limited

Chapter 13

Financial Statements and Notes (under CASs)

CONSOLIDATED BALANCE SHEET

1 January-31 December 2014

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	NOTES	31 December 2014	1 January 2014
CURRENT ASSETS
Cash and cash equivalents	VI.1	20,526,075	15,510,298
Transaction settlement funds
Loans to other banks or financial institutes
Financial assets at fair value through profit and loss
Financial assets derivatives (if necessary)
Notes receivable	VI.2	5,068,353	7,558,118
Accounts receivable	VI.3	2,015,752	1,461,387
Advances to suppliers	VI.4	1,971,564	1,165,331
Insurance premium receivable
Reinsurance premium receivable
Reserves for reinsurance contract receivable
Interests receivable		53,403	33,692
Dividends receivable
Other receivables	VI.5	648,847	598,840
Financial assets purchased with agreement to re-sale
Inventories	VI.6	1,569,913	1,597,168
Held-to-sale assets
Non-current assets due within one year	VI.7	1,743,254	93,179
Other current assets	VI.8	3,287,107	3,410,681

TOTAL CURRENT ASSETS		36,884,268	31,428,694

NON-CURRENT ASSETS
Loans and advances to customers
Available-for-sale financial assets	VI.9	388,763	211,560
Held-to-maturity investments	VI.10	1,250,000	—
Long-term receivables	VI.11	234,914	1,841,238
Long-term equity investments	VI.12	3,086,497	3,233,307
Investment properties
Fixed assets	VI.13	29,156,814	24,158,411
Construction in progress	VI.14	28,710,049	31,391,802
Construction materials		20,033	26,699
Disposal of fixed assets
Productive biological assets
Oil and gas assets
Intangible assets	VI.15	22,518,822	23,949,861
Research and development expenses
Goodwill	VI.16	992,053	1,219,853
Long-term prepayments		39,476	26,982
Deferred tax assets	VI.17	6,797,493	7,044,986
Other non-current assets	VI.18	1,056,016	1,166,081

TOTAL NON-CURRENT ASSETS		94,250,930	94,270,780

TOTAL ASSETS		131,135,198	125,699,474

The accompanying notes form part of this financial statements

Page 1 to 12 of this financial statements are signed and responsibility to under signing:

Head of the Company: Chief Financial Officer: Head of Accounting Department:

Annual Report 2014        243

Chapter 13     Financial Statements and Notes (under CASs)

CONSOLIDATED BALANCE SHEET (continued)

1 January-31 December 2014

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	NOTES	31 December 2014	1 January 2014
CURRENT LIABILITIES:
Short-term loans	VI.20	2,827,850	3,512,612
Borrowings from central bank
Receipt of deposits and deposits from other banks
Loans from other banks or financial institutes
Financial liabilities at fair value through profit and loss	VI.21	664	1,000,000
Financial liability derivatives (if necessary)
Notes payable	VI.22	2,102,358	316,361
Accounts payable	VI.23	2,125,594	2,448,642
Advance from customers	VI.24	798,437	852,247
Funds from selling out and repurchasing financial assets
Fee and commission payable
Employee benefits payable	VI.25	872,079	1,056,893
Taxes payable	VI.26	-193,152	749,807
Interests payable	VI.27	957,773	587,061
Dividends payable		—	91
Other payables	VI.28	5,721,476	5,419,873
Reinsured accounts payable
Reserves for insurance contract
Funds from securities trading agency
Funds from underwriting securities agency
Held-to-sale liabilities
Non-current liabilities due within one year	VI.29	3,632,943	3,702,281
Other current liabilities	VI.8	8,405,051	9,019,480

TOTAL CURRENT LIABILITIES		27,251,073	28,665,348

NON-CURRENT LIABILITIES
Long-term loans	VI.30	32,547,502	31,019,648
Bonds payable	VI.31	16,040,608	11,055,667
Including: preferred shares perpetual bonds
Long-term payable	VI.32	2,460,272	2,833,205
Long-term employee benefit payable	VI.33	7,563	7,701
Special payables
Contingent liabilities	VI.34	766,010	802,933
Deferred revenue	VI.35	57,509	62,327
Deferred tax liabilities	VI.17	8,365,210	8,695,598
Other non-current liabilities

TOTAL NON-CURRENT LIABILITIES		60,244,674	54,477,079

TOTAL LIABILITIES		87,495,747	83,142,427

244        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

CONSOLIDATED BALANCE SHEET (continued)

1 January-31 December 2014

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	NOTES	31 December 2014	1 January 2014
SHAREHOLDERS’ EQUITY
Share capital	VI.36	4,918,400	4,918,400
Other equity instruments	VI.37	2,485,000	—
Including: preferred shares perpetual bonds		2,485,000
Capital reserves	VI.38	1,285,991	3,106,650
Less: Treasury shares
Other comprehensive income	VI.39	-5,954,077	-3,822,501
Specific reserves	VI.40	1,785,012	2,285,384
Surplus reserves	VI.41	5,900,135	5,493,640
General risk reserves
Retained earnings	VI.42	28,778,217	26,998,913

Total equity attributable to shareholders of the Company		39,198,678	38,980,486
Non-controlling interest	VI.43	4,440,773	3,576,561

TOTAL SHAREHOLDER’S EQUITY		43,639,451	42,557,047

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY		131,135,198	125,699,474

The accompanying notes form part of this financial statements

Annual Report 2014        245

Chapter 13     Financial Statements and Notes (under CASs)

BALANCE SHEET OF THE PARENT COMPANY

1 January-31 December 2014

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	NOTES	31 December 2014	1 January 2014
CURRENT ASSET:
Cash at bank and on hand		18,425,914	10,899,723
Financial asset at fair value through profit or loss
Derivative financial asset (if important)
Notes receivable		5,050,409	7,451,581
Accounts receivable		528,576	464,076
Prepayments		248,314	17,334
Interests receivable		1,741,124	981,957
Dividends receivable		—	100
Other receveiables		3,997,717	11,664,061
Inventories		654,160	524,379
Divided into held-for-sale asset
Non-current assets due within one year		8	8
Other current assets		2,887,428	2,887,428

TOTAL CURRENT ASSETS		33,533,650	34,890,647

NON CURRENT ASSETS:
Available-for-sale financial assets		11,272,623	181,854
Hold-to-maturity investment		11,302,000	13,271,000
Long-term accounts receivable
Long-term equity investments		32,750,851	22,657,232
Investment real estate
Fixed assets		7,990,457	7,196,388
Construction in progress		54,564	67,027
Materials construction		—	1,259
Disposal of fixed assets
Productive biological assets
Oil gas assets
Intangible assets		2,168,814	2,365,492
Development expenditure
Goodwill
Long-term deferred expenses		37	44
Deferred tax assets		1,426,160	1,659,746
Other non current assets		117,926	117,926

TOTAL NON CURRENT ASSETS		67,083,432	47,517,968

TOTAL ASSETS		100,617,082	82,408,615

246        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

BALANCE SHEET OF THE PARENT COMPANY (continued)

1 January-31 December 2014

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	NOTES	31 December 2014	1 January 2014
CURRENT LIABILITIES:
Short-term borrowings		2,827,850	3,512,612
Financial asset at fair value through profit or loss		664	1,043,532
Derivative financial asset (if important)
Notes payable		1,767,508	34,220
Accounts payable		932,681	947,770
Advances from customers		403,618	640,789
Salaries and wages payable		383,699	541,161
Taxes payable		118,398	963,843
Interest payable		866,185	310,762
Dividends payable		—	—
Other payable		13,949,327	4,828,780
Divided into held-for-sale asset
Non-current liabilities due within one year		2,417,431	2,874,956
Other current liabilities		8,204,748	8,529,768

TOTAL CURRENT LIABILITIES		31,872,109	24,228,193

NON-CURRENT LIABILITIES:
Long-term loans		8,106,446	7,820,122
Bonds payable		9,920,792	4,959,000
Including: preferred share perpetual bond
Long-term payable		3,569,389	2,574,901
Long-term salaries and wages payable
Special accounts payable
Estimated liabilities
Deferred income		13,091	19,761
Deferred tax liabilities		199,197	203,409
Other non-current liabilities

TOTAL NON-CURRENT LIABILITIES		21,808,915	15,577,193

TOTAL LIABILITIES		53,681,024	39,805,386
SHAREHOLDERS’ EQUITY:
Share capital		4,918,400	4,918,400
Other equity instrument		2,485,000	—
Including: preferred share perpetual bond		2,485,000
Capital reserves		1,939,077	3,759,736
less: Treasury stock
Other comprehensive income		140,185	71,560
Special reserves		1,447,774	1,850,945
Surplus reserves		5,855,025	5,448,530
Retained profits		30,150,597	26,554,058

TOTAL SHAREHOLDERS’ EQUITY		46,936,058	42,603,229

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		100,617,082	82,408,616

Annual Report 2014        247

Chapter 13     Financial Statements and Notes (under CASs)

CONSOLIDATED INCOME STATEMENT

1 January-31 December 2014

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	NOTES	2014	2013
1 Total operating income		63,922,738	58,726,589
Including: Operating income	VI.45	63,922,738	58,726,589
Interest income		—	—
Earned insurance premiums		—	—
Fees and commission income		—	—

2 Total operating cost		61,293,044	58,489,112
Including: Cost of operation	VI.45	51,703,996	45,611,198
Interest expenses		—	—
Fees and commission expenses		—	—
Refunded premiums		—	—
Net amount of compensation payout		—	—
Net amount of reserves for reinsurance contract		—	—
Policy dividend payment		—	—
Reinsured expenses		—	—
Business taxes and surcharges	VI.46	617,197	576,370
Selling expenses	VI.47	3,126,905	2,991,351
Administrative expenses	VI.48	4,459,592	3,996,084
Finance expenses	VI.49	1,374,356	3,204,459
Loss on impairment of assets	VI.50	10,998	2,109,650
Add: Gain arising from the changes in fair value (loss listed with “-”)	VI.51	-106,615	-277,046
Investment income (Loss listed with “-”)	VI.52	23,549	-70,558
Including: income from investments in associates and joint ventures (Loss listed with “-”)		-10,224	-142,136
Exchange gain (Loss listed with “-”)		—	—

3. Operating profit (Loss listed with “-”)		2,546,628	-110,127
Add: Non-operating income	VI.53	837,921	295,311
Including: Gain from disposal of non-current assets		6,221	44,667
Less: Non-operating expenses	VI.54	18,304	54,860
Including: Loss on disposal of non-current assets		4,527	29,694

4. Total profit (Loss listed with “-”)		3,366,245	130,324
Less: Income tax expenses	VI.55	1,507,797	-168,878

5. Net profit (Net loss listed with “-”)		1,858,448	299,202
Net profit attributable to shareholders of the parent		2,284,167	1,271,211
Including: net profit attributable to holders of other equity instruments		36,456	—
Non-controlling profit/loss		-425,719	-972,009

6. After-tax net other comprehensive income after tax	VI.56	-2,614,544	-4,590,568
Total after-tax net comprehensive income attributable to shareholders of the parent		-2,131,576	-3,757,774
1). Other comprehensive income not reclassified to profit and loss in the future		—	—
2). Other comprehensive income reclassified to profit and loss in the future		-2,131,576	-3,757,774
1. Other comprehensive income classified to profit and loss in the future shared by investee accounted under equity method		11,213	—
2. Gain/loss on fair value movement for available-for-sale financial assets		57,412	3,962
3. Effective Gain/loss on cashflow hedge		-705,157	-697,967
4. Translation difference on foreign currencies		-1,495,044	-3,063,769
After-tax net comprehensive income attributable to non-controlling interest		-482,968	-832,794

248        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)    Chapter 13

CONSOLIDATED INCOME STATEMENT (continued)

1 January-31 December 2014

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	NOTES	2014	2013
7. Total comprehensive income		-756,096	-4,291,366
Comprehensive income attributable to the parent		152,591	-2,486,563
Including: total comprehensive income attributable to hoders of other equity instruments		36,456	—
Total comprehensive income attributable to non-controlling interest		-908,687	-1,804,803

8. Earnings per share
Basic earnings per share		0.457	0.258
Diluted earnings per share		0.457	0.258

The accompanying notes form part of this financial statements

Annual Report 2014        249

Chapter 13     Financial Statements and Notes (under CASs)

INCOME STATEMENT OF THE PARENT COMPANY (continued)

1 January-31 December 2014

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	NOTES	Jan. to Dec. 2014	Jan. to Dec. 2013
1. TOTAL OPERATING INCOME	XVI.4	41,320,296	40,528,384
Less: operating cost	XVI.4	31,854,957	30,674,920
Business taxes and surcharges		425,162	479,088
Selling expenses		771,145	287,784
Administrative expenses		3,253,512	2,695,940
Finance expenses		1,390,806	720,134
Loss on impairment of assets		7,448	984
Add: Gain arising from the changes in fair value (Loss listed with “-”)		23,641	-148,035
Investment income (Loss listed with “-”)	XVI.5	1,288,248	1,070,231
Including: income from investments in associates and joint ventures (Loss listed with “-”)		310,955	233,896

2. Operating profit (Loss listed with “-”)		4,929,155	6,591,730
Add: Non-operating income		532,737	188,029
Including: Gain from disposal of non-current assets		4,134	43,144
Less: Non-operating expenses		9,361	10,574
Including: Gain from disposal of non-current assets		3,303	4,336

3. Total profit (Total loss listed with “-”)		5,452,531	6,769,185
Less: Income tax expenses		1,351,129	1,667,393

4. Net profit (Net loss listed with “-”)		4,101,402	5,101,792
Net profit attributable to shareholders		4,101,402	5,101,792
Including: net profit attributable to hoders of other equity instruments		36,456	—

5. After-tax net other comprehensive income after tax		68,625	3,962
1). Other comprehensive income not reclassified to profit and loss in the future		—	—
2). Other comprehensive income reclassified to profit and loss in the future		68,625	3,962
1. Other comprehensive income classified to profit and loss in the future shared by investee accounted under equity method		11,213	—
2. Gain/loss on fair value movement for available-for-sale financial assets		57,412	3,962
3. Effective Gain/loss on cashflow hedge		—	—
4. Translation difference on foreign currencies		—	—

6. Total comprehensive income		4,170,027	5,105,754
Comprehensive income attributable		4,170,027	5,105,754
Including: total comprehensive income attributable to hoders of other equity instruments		36,456	—

7. Earnings per share:
Basic earnings per share		0.826	1.037
Diluted earnings per share		0.826	1.037

The accompanying notes form part of this financial statements

250        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)    Chapter 13

CONSOLIDATED CASH FLOW STATEMENT

1 January-31 December 2014

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	NOTES	Jan. to Dec. 2014	Jan. to Dec. 2013
1. CASH FLOWS FROM OPERATING ACTIVITIES:
Cash received from sales of goods and rendering of services		71,990,015	63,230,267
Net increase in deposits from customers and deposits from other banks		—	—
Net increase in loans from central bank		—	—
Net increase in loans from other financial institutions		—	—
Cash receipts of premium of direct insurance contracts		—	—
Net cash received from reinsurance contracts		—	—
Net increase in deposits from insurance policy holders and investment		—	—
Net increase from disposal of financial assets at fair value through profit/loss		—	—
Cash receipts of interest, fees and commission		—	—
Net increase in placement from banks and other financial institution		—	—
Net increase in sales and repurchase operations		—	—
Cash received from taxes refund		681,307	808,130
Cash received from other operating activities	VI.57	1,164,834	576,322

Sub-total of cash inflows from operating activities		73,836,156	64,614,719

Cash paid for goods and services		48,214,368	41,431,108
Net increase in loans and disbursement to customers		—	—
Net increase in deposit with central bank and inter-banks		—	—
Cash paid for claims of direct insurance contracts		—	—
Cash paid for interest, fee and commission		—	—
Cash paid for dividends of insurance policies		—	—
Cash paid to and on behalf of employees		9,533,960	10,714,651
Payments of taxes and surcharges		6,762,999	6,337,725
Cash paid to other operating activities	VI.57	3,666,239	3,174,731

Sub-total of cash outflows from operating activities		68,177,566	61,658,215

NET CASH FLOWS FROM OPERATING ACTIVITIES		5,658,590	2,956,504

Annual Report 2014        251

Chapter 13    Financial Statements and Notes (under CASs)

CONSOLIDATED CASH FLOW STATEMENT (continued)

1 January-31 December 2014

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	NOTES	Jan. to Dec. 2014	Jan. to Dec. 2013
2. CASH FLOWS FROM INVESTMENT ACTIVITIES:
Cash received from investment		—	680
Cash received from investments income		348,429	117,901
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		9,540	10,281
Net cash received from disposal of subsidiaries and other business units		—	—
Cash received from other investing activities	VI.57	103,723	54,816

Sub-total of cash inflows from investing activities		461,692	183,678

Cash paid to acquire fixed assets, intangible assets and other long-term assets		5,484,817	9,096,335
Cash paid for investments		370,161	630,000
Net increase in pledged deposits		—	—
Net cash paid to acquire subsidiaries and other business units		79,364	1,410,991
Cash paid to other investing activities	VI.57	1,606,382	1,333,938

Sub-total of cash outflow from investing activities		7,540,724	12,471,264

NET CASH FLOWS FROM INVESTING ACTIVITIES		-7,079,032	-12,287,586

3. CASH FLOWS FROM FINANCING ACTIVITIES
Cash received from investment		4,305,467	75,540
Including: Cash received by subsidiaries from investment absorpotion of non-controlling interest		—	75,540
Cash received from issuance of other equity instruments		4,305,467	—
Cash received from borrowings		8,372,750	21,103,061
Cash received from issuing of bonds		9,947,500	5,997,500
Cash received from other financing activities	VI.57	4,281,709	—

Sub-total of cash inflows from financing activities		26,907,426	27,176,101

Cash paid for loan repayments		12,339,067	12,058,282
Cash paid for dividends, profits distribution or payments of interest		2,225,256	3,622,838
Including: Dividens and profits paid by subsidiaries to non-controlling interest		—	—
Cash capital paid to non-controlling shareholders–former shareholders of Gloucester		—	3,511,958
Cash paid to other financing activities	VI.57	1,471,150	60,133

Sub-total of cash outflows from financing activities		16,035,473	19,253,211

NET CASH FLOWS FROM FINANCING ACTIVITIES		10,871,953	7,922,890

4. EFFECT OF CHANGES IN FOREIGN EXCHANGE RATE ON CASH AND CASH EQUIVALENTS		-209,899	-425,898

5. NET INCREASE IN CASH AND CASH EQUIVALENTS	VI.57	9,241,612	-1,834,090
Add: Cash and cash equivalents at the beginning of the year	VI.57	10,965,667	12,799,757

6. Cash and cash equivalents at the end of the year	VI.57	20,207,279	10,965,667

The accompanying notes form part of this financial statements

252        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

CASH FLOW STATEMENT OF THE PARENT COMPANY

1 January-31 December 2014

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	NOTES	Jan. to Dec. 2014	Jan. to Dec. 2013
1. CASH FLOWS FROM OPERATING ACTIVITIES
Cash received from sales of goods and rendering of services		49,773,698	45,113,714
Cash received from taxes refund		—	—
Cash received from other operating activities		1,345,255	610,729

Sub-total of cash inflows from operating activities		51,118,953	45,724,443

Cash paid for goods and services		30,419,337	28,496,171
Cash paid to and on behalf of employees		6,592,998	6,573,951
Payments of taxes and surcharges		5,489,046	5,260,442
Cash paid to other operating activities		3,213,671	2,815,056

Sub-total of cash outflows from operating activities		45,715,052	43,145,620

Net cash flows from operating activities		5,403,901	2,578,823

2. CASH FLOWS FROM INVESTING ACTIVITIES
Cash received from investment		3,779,000	614,000
Cash received from investments income		593,581	395,340
Cash received from disposal of fixed assets, intangible assets and other long-terms assets		5,612	8,904
Net cash received from disposal of subsidiaries and other business units		—	—
Cash received from other investing activities		5,068,946	2,621,210
Sub-total of cash inflows from investing activities		9,447,139	3,639,454
Cash paid to acquire fixed assets, intangible assets and other long-term assets		2,061,005	2,243,867
Cash paid for investments		5,954,491	—
Net cash paid to acquire subsidiaries or other business units		—	1,858,878
Cash paid to other investing activities		6,582,602	12,448,327

Sub-total of cash outflows from investing activities		14,598,098	16,551,072

Net cash flows from investing activities		-5,150,959	-12,911,618

Annual Report 2014        253

Chapter 13    Financial Statements and Notes (under CASs)

CASH FLOW STATEMENT OF THE PARENT COMPANY (continued)

1 January-31 December 2014

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	NOTES	Jan. to Dec. 2014	Jan. to Dec. 2013
3. Cash flows from financing activities
Cash received from investment		—	—
Cash received from borrowings		6,235,125	14,120,538
Cash received from issuing of bonds		9,947,500	5,997,500
Cash received from other financing activities		8,401,992	—

Sub-total of cash inflows from financing activities		24,584,617	20,118,038

Cash paid for loan repayments		11,693,769	9,441,674
Cash paid for dividends, profits appropriation or payments of interests		1,424,966	2,589,657
Cash paid to other financing activities		—	448,679
Sub-total of cash outflows from financing activities		13,118,735	12,480,010
Net cash flows from financing activities		11,465,882	7,638,028

4. Effect of changes in foreign exchange rate on cash and cash equivalents		-11,362	-73,531

5. Net increase in cash and cash equivalents		11,707,462	-2,768,298

Add: Cash and cash equivalents at the beginning of the year		6,620,343	9,388,641

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		18,327,805	6,620,343

The accompanying notes form part of this financial statements

254        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)    Chapter 13

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

1 January to 31 December 2014

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

	Amount for the year of 2014
	Attribute to shareholders of the Parent Company
	other equity instrument
ITEMS	Share capital	perferred share	perpetual bonds	other	Capital reserves	Less: treasury stock	other comprehensive income	Special reserves	Surplus reserves	Provision for General Risk	Retained earnings	Minority interest	Total of shareholders’ interest
I. Balance at December 31, 2013	4,918,400				3,106,650		-3,822,501	2,285,384	5,493,640		26,998,913	3,576,561	42,557,047
Add: Change in accounting policies													—
Correction of errors in the early stage													—
Consolidation under common control													—
Others													—

II. Balance at January 1, 2014	4,918,400	—	—	—	3,106,650	—	-3,822,501	2,285,384	5,493,640	—	26,998,913	3,576,561	42,557,047

III. Changes for the year (The decrease is listed beginning with “-”)	—	—	2,485,000	—	-1,820,659	—	-2,131,576	-500,372	406,495	—	1,779,304	864,212	1,082,404
(I) Total comprehensive income							-2,131,576				2,284,167	-908,687	-756,096
(II) Shareholder’s input and capital reduce	—	—	2,485,000	—	—	—	—	—	—	—	—	1,838,849	4,323,849
1. ordinary shares by shareholders													—
2. capital from other-equity-instrument holders			2,485,000									1,838,849	4,323,849
3. Amount of shares payment recorded in shareholder’s equity													—
4. Other													—

(III) Profit distribution	—	—	—	—	-1,820,659	—	—	1,820,659	406,495	—	-504,863	-65,922	-164,290
1. Provision for surplus reserve									406,495		-406,495		—
2. Provision for general risks													—
3. Distribution to owners/shareholders											-98,368	-65,922	-164,290
4. Others					-1,820,659			1,820,659					—

(IV) Internal settlement and transfer of owners’ equities	—	—	—	—	—	—	—	—	—	—	—	—	—
1. Capital reserve transferred share capital													—
2. Surplus reserve transferred share capital													—
3. Provision of surplus reserve for loss													—
4. Others													—

(V) Special reserves	—	—	—	—	—	—	—	-2,321,031	—	—	—	-28	-2,321,059
1. Provision of the year								983,726				11,630	995,356
2. Usage of the year								-3,304,757				-11,658	-3,316,415

(VI) Others													—

IV. Balance at December 31, 2014	4,918,400	—	2,485,000	—	1,285,991	—	-5,954,077	1,785,012	5,900,135	—	28,778,217	4,440,773	43,639,451

Annual Report 2014        255

Chapter 13    Financial Statements and Notes (under CASs)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

1 January to 31 December 2014

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

	Amount for the year of 2013
	Attribute to shareholders of the Parent Company
	other equity instrument
ITEMS	Share capital	perferred share	perpetual bonds	other	Capital reserves	Less: treasury stock	other comprehensive income	Special reserves	Surplus reserves	Provision for General Risk	Retained earnings	Minority interest	Total of shareholders’ interest
I. Balance at December 31, 2013
Add: Change in accounting policies	4,918,400				3,387,647		-64,727	3,074,316	4,983,461		28,364,156	3,326,172	47,989,425
Correction of errors in the early stage					40,086						-336,410	-74,746	-371,070
Consolidation under common control													—
Others													—

II. Balance at January 1, 2014													—

III. Changes for the year (The decrease is listed beginning with “-”)	—	—	—	—	-321,083	—	-3,757,774	-788,932	510,179	—	-1,028,833	325,135	-5,061,308
(I) Total comprehensive income	—	—	—	—	—	—	-3,757,774	—	—	—	1,271,211	-1,804,803	-4,291,366
(II) Shareholder’s input and capital reduce	—	—	—	—	-321,083	—	—	33,754	—	—	-19,241	2,179,417	1,872,847
1. ordinary shares by shareholders	—	—	—	—	—	—	—	—	—	—	—	2,624,277	2,624,277
2. capital from other-equity-instrument holders	—	—	—	—	—	—	—	—	—	—	—	—	—
3. Consolidation under common control	—	—	—	—	-71,140	—	—	—	—	—	—	—	-71,140
4. Acquisition of minority interest of Wenyu coal mine	—	—	—	—	-249,943	—	—	33,754	—	—	-19,241	-444,860	-680,290

(III) Profit distribution	—	—	—	—	—	—	—	—	510,179	—	-2,280,803	-60,276	-1,830,900
1. Provision for surplus reserve	—	—	—	—	—	—	—	—	510,179	—	-510,179	—	—
2. Provision for general risks	—	—	—	—	—	—	—	—	—	—	—	—	—
3. Distribution to owners/shareholders	—	—	—	—	—	—	—	—	—	—	-1,770,624	-60,276	-1,830,900
4. Others	—	—	—	—	—	—	—	—	—	—	—	—	—
(IV) Internal settlement and transfer of owners’ equities	—	—	—	—	—	—	—	—	—	—	—	—	—
1. Capital reserve transferred share capital	—	—	—	—	—	—	—	—	—	—	—	—	—
2. Surplus reserve transferred share capital	—	—	—	—	—	—	—	—	—	—	—	—	—
3. Provision of surplus reserve for loss	—	—	—	—	—	—	—	—	—	—	—	—	—
4. Others	—	—	—	—	—	—	—	—	—	—	—	—	—

(V) Special reserves	—	—	—	—	—	—	—	-822,686	—	—	—	10,797	-811,889
1. Provision of the year	—	—	—	—	—	—	—	1,045,794	—	—	—	29,976	1,075,770
2. Usage of the year	—	—	—	—	—	—	—	-1,868,480	—	—	—	-19,179	-1,887,659

(VI) Others	—	—	—	—	—	—	—	—	—	—	—	—	—

IV. Balance at December 31, 2014	4,918,400	—	—	—	3,106,650	—	-3,822,501	2,285,384	5,493,640	—	26,998,913	3,576,561	42,557,047

Head of the Company: CFO: Head of Accounting Department:

256        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)    Chapter 13

STATEMENT OF CHANGES IN EQUITY OF THE PARENT COMPANY

1 January to 31 December 2014

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

	Amount for the year of 2014
	other equity instrument
						Less:	other				Total of
	Share	preferred	perpetual		Capital	treasury	comprehensive	Special	Surplus	Retained	shareholders’
ITEMS	capital	share	bond	others	reserves	stock	income	reserves	reserves	earnings	interest
I. Balance at December 31, 2013	4,918,400				3,759,736		71,560	1,850,945	5,448,530	26,554,058	42,603,229
Add: Change in accounting policies											—
Correction of errors in the early stage											—
Others											—

II. Balance at January 1, 2014	4,918,400	—	—	—	3,759,736	—	71,560	1,850,945	5,448,530	26,554,058	42,603,229

III. Changes for the year (The loss is listed beginning with “-”)	—	—	2,485,000	—	-1,820,659	—	68,625	-403,171	406,495	3,596,539	4,332,829
(I) Total comprehensive income							68,625			4,101,402	4,170,027

(II) Shareholder’s input and capital reduce	—	—	2,485,000	—	—	—	—	—	—	—	2,485,000
1. ordinary shares by shareholders											—
2. capital from other-equity–instrument holders			2,485,000								2,485,000
3. Amount of shares payment recorded in shareholder’s equity											—
4. Others											—

(III) Profit distribution	—	—	—	—	—	—	—	—	406,495	-504,863	-98,368
1. Provision for surplus reserve									406,495	-406,495	—
2. Distribution to shareholders									—	-98,368	-98,368
3. Others									—	—	—

(IV) Internal settlement and transfer of owners’ equities	—	—	—	—	-1,820,659	—	—	1,820,659	—	—	—
1. Capital reserve transferred share capital											—
2. Surplus reserve transferred share capital											—
3. Provision of surplus reserve for loss											—
4. Others					-1,820,659			1,820,659			—

(V) Special reserves	—	—	—	—	—	—	—	-2,223,830	—	—	-2,223,830
1. Provision of the year								730,479			730,479
2. Usage of the year								-2,954,309			-2,954,309

(VI) Others											—

IV. Balance at December 31, 2014	4,918,400	—	2,485,000	—	1,939,077	—	140,185	1,447,774	5,855,025	30,150,597	46,936,058

Annual Report 2014        257

Chapter 13     Financial Statements and Notes (under CASs)

STATEMENT OF CHANGES IN EQUITY OF THE PARENT COMPANY (continued)

1 January to 31 December 2014

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

	Amount for the year of 2013
	other equity instrument
						Less:	other				Total of
	Share	preferred	perpetual		Capital	treasury	comprehensive	Special	Surplus	Retained	shareholders’
ITEMS	capital	share	bond	others	reserves	stock	income	reserves	reserves	earnings	interest
I Balance at December 31, 2013	4,918,400				3,759,736		67,598	2,739,038	4,938,351	23,733,069	40,156,192
Add: Change in accounting policies											—
Correction of errors in the early stage											—
Others											—

II. Balance at January 1, 2014	4,918,400	—	—	—	3,759,736	—	67,598	2,739,038	4,938,351	23,733,069	40,156,192

III. Changes for the year (The loss is listed beginning with “-”)	—	—	—	—	—	—	3,962	-888,093	510,179	2,820,989	2,447,037
(I) Total comprehensive income	3,962	5,101,792	5,105,754

(II) Shareholder’s input and capital reduce	—	—	—	—	—	—	—	—	—	—	—
1. ordinary shares by shareholders											—
2. capital from other-equity-instrument holders											—
3. Amount of shares payment recorded in shareholder’s equity											—
4 .Others											—

(III) Profit distribution	—	—	—	—	—	—	—	—	510,179	-2,280,803	-1,770,624
1. Provision for surplus reserve									510,179	-510,179	—
2. Distribution to shareholders										-1,770,624	-1,770,624
3. Others											—

(IV) Internal settlement and transfer of owners’ equities	—	—	—	—	—	—	—	—	—	—	—
1 .Capital reserve transferred share capital											—
2. Surplus reserve transferred share capital											—
3. Provision of surplus reserve for loss											—
4. Others											—

(V) Special reserves	—	—	—	—	—	—	—	-888,093	—	—	-888,093
1. Provision of the year								758,138			758,138
2. Usage of the year								-1,646,231			-1,646,231

(VI) Others											—

IV. Balance at December 31, 2014	4,918,400	—	—	—	3,759,736	—	71,560	1,850,945	5,448,530	26,554,058	42,603,229

258        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

NOTES TO THE FINANCIAL STATEMENTS

For the year 2014

I.	GENERAL

Yanzhou Coal Mining Company Limited (the “Company”) is a stock company with limited liability established in September 1997 by Yankuang Group Company Limited (the “Yankuang Group”) in accordance with the Tigaisheng (1997) No. 154 document issued by National Economic System Reform Commission of People’s Republic of China. The registered address is Zoucheng, Shandong Province. The total share capital was RMB 1,670 million with par value of RMB 1.00 per share upon establishment of the Company.

As approved by Zhengweifa (1997) No. 12 document issued by Securities Committee of State Council, the Company issued H share with par value of RMB 820 million to Hong Kong and international investors in March 1998. The American underwriters exercised the excessive issue option and the Company issued additional H Shares of RMB 30 million. The above shares were commenced trading on Stock Exchange of Hong Kong Limited on 1 April 1998, and the American Depositary Shares was traded on the New York Stock Exchange on 31 March 1998. The total share capital has changed to RMB 2,520 million after this issuance. The company issued 80 million new A shares in June 1998. The above shares went public and were traded on Shanghai Stock Exchange on 1 July 1998. After multiple increased issuance and bonus shares, the share capital of the Company had increased to RMB 4,918.40 million as at 31 December 2014.

The Company and its subsidiaries (hereinafter collectively referred to as the “Group”) are mainly engaged in the coal mining and preparation, coal sales, cargo transportation by self-operated railways, road transportation, port operation, comprehensive scientific and technical service for coal mines, methanol production and sales etc.

II.	SCOPE OF CONSOLIDATED FINANCIAL STATEMENTS

The scope of Group’s consolidated financial statements covers 15 secondary subsidiaries including Yancoal Australia Ltd., Yanmei Heze Chemical Energy Co., Ltd., Yanzhou Coal Erdos Chemical Energy Co., Ltd. and other companies; 22 sub-secondary subsidiaries including Austar Coal Mine Pty Ltd., Gloucester Coal Ltd. and other controlled subsidiaries. Compared with 2013, the consolidation scope has been increased by 5 new companies including newly established Shandong Zhongyin Logistics and Trade Co., Ltd., Zhongyin Financial Leasing Co., Ltd. and Ashton Coal Mine Ltd. which was acquired in the year of 2014.

Please refer to Note VII. Scope changes of consolidated financial statements and Note VIII. Equity interests in other entities for more details.

Annual Report 2014        259

Chapter 13     Financial Statements and Notes (under CASs)

III.	BASIS OF PREPARATION ON FINANCIAL STATEMENTS

1.	Basis of preparation

The Group’s financial statements have been prepared on a going concern basis and based on actual transactions and events, in accordance with Accounting Standards for Business Enterprises (referred to as “ASBEs”) and other related regulations issued by the China Ministry of Finance and accounting policies and estimates stated in Principle Accounting Policies, Accounting Estimates in the Note IV.

2.	Going concern

With the recent history of generating profit from operation and the financial support, the Group has the capability to operate for a period of 12 months commencing the closing date of this report; there is no significant matter which has impact on going concern. Therefore the assumption of this financial statement prepared on going concern is reasonable.

IV.	PRINCIPLE ACCOUNTING POLICIES, ACCOUNTING ESTIMATES

1.	Statement of compliance with ASBES

The financial statements of the Group have been prepared in accordance with the ASBEs and presented truly and completely the Group’s financial position, financial performance and cash flows and other related information.

2.	Accounting period

The accounting period is from 1 January to 31 December of each calendar year.

3.	Functional currency

The functional currency of the Company and domestic subsidiaries is Renminbi (RMB). The Company translates foreign currencies into RMB upon preparation of financial statements when overseas subsidiaries use foreign currency as functional currency (refer to Note IV. 8).

4.	Accounting treatment for business combinations under/not under common control

The Group, as the acquirer, recognises acquired assets and liabilities under common control at their carrying amounts in consolidated financial statements of the ultimate shareholder on the acquisition date. The difference between the carrying amount of the net assets obtained and the amount of consideration paid for the combinations adjusted to capital reserves (capital premium). If the balance of capital reserves (capital premium) is insufficient, any excess is adjusted against retained earnings.

260        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

IV.	PRINCIPLE ACCOUNTING POLICIES, ACCOUNTING ESTIMATES (continued)

4.	Accounting treatment for business combinations under/not under common control (continued)

Identifiable assets, liabilities and contingencies acquired through business combination not under common control are recognised at their fair values at the acquisition date. The cost of business combination is the sum of cash paid, fair value of non-cash assets, liabilities incurred or assumed, equity securities issued on the date of acquisition, and other direct expenses incurred in order to obtain the control over acquiree. Where the cost of combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference shall be recognised as goodwill. Where the cost of combination is less than the acquirer’s interest in the fair value of the acquiree’s identifiable net assets after reassessment, the acquirer shall recognise the remaining difference as non-operating income in the current profit or loss.

5.	Preparation of consolidated financial statements

The Group takes all subsidiaries owning the actual controlling power into the scope of the consolidated financial statements.

If any conflicts between accounting policies or accounting period introduced in the subsidiaries and those of the Company, necessary adjustments shall be made to the financial statements of the subsidiaries according to accounting policies or accounting period adopted by the Company when preparing consolidated financial statements.

All the significant intra group transactions, balances and unrealized profits within the consolidation scope shall be eliminated upon preparation of consolidated financial statements. The portion of owner’s equity of subsidiaries not attributable to parent and minority interest in current period profit and loss, other comprehensive income and total comprehensive income shall be presented in non-controlling interests, non-controlling profit and loss, other comprehensive income attributable to non-controlling shareholders and total comprehensive income attributable to non-controlling shareholders on the consolidated financial statements.

For subsidiaries acquired through business combination under common control, the operating results and cash flows shall be included in the consolidated financial statements at the beginning of the current consolidation period. Adjustments to related comparatives shall be made upon preparation of consolidated financial statements. This is to consider the consolidated financial statement to be existed since commencement of ultimate control.

Equity of invested entity under common control, acquired by steps and a business combination finally occurred, shall be adjusted upon preparation of consolidated financial statements in the condition that current situation is deemed to exist from the beginning of control commenced. Comparatives reporting date shall not be earlier than the beginning of ultimate control of the Group and acquiree takes effect. Accquiree’s assets and liabilities shall be consolidated into comparatives. Increased net assets resulted from business combination shall be adjusted to relevant items in shareholders’ equity of comparatives. To avoid repeated calculations on the value of net assets of the acquiree, existing profit and loss, other comprehensive income and movement on other net assets of long-term equity investment held by the Group before the combination shall be offset to opening balance of retained earnings and current profit and loss, for the period commencing from, the date on the later of original acquisition date on such long-term equity and the date of common control of the Group and the acquire takes effect, to the date of business combination.

Annual Report 2014        261

Chapter 13     Financial Statements and Notes (under CASs)

IV.	PRINCIPLE ACCOUNTING POLICIES, ACCOUNTING ESTIMATES (continued)

5.	Preparation of consolidated financial statements (continued)

For subsidiaries acquired through business combination not under common control, the operating results and cash flows shall be included in the consolidated financial statements at the date of the Group’s acquiring of controls. Adjustments shall be made to subsidiary’s financial statements based on fair value of identifiable assets, liabilities and contingencies on the date of combination, upon preparation of consolidated financial statements.

Equity of invested entity, held by the acquirer before acquisition date, not under common control acquired by steps and a business combination finally occurred, shall be re-evaluated at the fair value on the acquisition date and the difference between fair value and carrying amount shall be recognised as investment income in current period; if the related acquiree’s equity held before the acquiring date contains other comprehensive income and the other changes of owner’s equity except for net profits and losses, other comprehensive income and profit distributions, it shall be transferred to investment gains or losses on the date of acquisition, excluding the other comprehensive income derived from changes of net liabilities or net assets due to re-measurement on defined benefit plan by the investee.

The difference between disposal consideration of long-term equity investment in subsidiaries partially disposed by the Group without losing controls and the share of net assets calculated from the date of acquisition or combination date shall be adjusted to capital premium or share premium. Adjustments shall be made to retained earnings in the event that capital reserves are not sufficient.

When the Group loses the controls over the investee due to partially disposal of equity investment and other reasons, the remaining equity shall be re-measured in accordance with the fair value on the date of losing control upon preparation of the consolidated financial statements. The amount of the sum of the consideration obtained from equity disposal and the fair value of remaining equity deducting the difference between shared net asset of original subsidiaries that were started to be calculated on the acquisition date or merging date, shall be recorded as investment gain or loss in the period of losing control, and a written down to goodwill shall be made at the same time. Other comprehensive income related to former equity investment in subsidiaries shall be recognised as current investment income upon losing of controls.

For the Group’s disposal on the subsidiaries’ equity investment by steps until the loses of controls, if transactions in disposal of subsidiaries’ equity investment until losing control are in a package deal, each transaction shall be treated as one transaction of disposal on subsidiaries and loses of control; but the difference between considerations from each disposal of investment and shared net asset of the subsidiary before losing controls shall be recognized as other comprehensive income in the consolidated financial statements, and transferred to investment income for the period of losing controls.

262        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

IV.	PRINCIPLE ACCOUNTING POLICIES, ACCOUNTING ESTIMATES (continued)

6.	Classifications of joint arrangement and accounting treatment of common cooperation

The joint arrangement of the Group includes common operations and joint ventures. For common operation projects, as a joint operation party the Group recognises assets and liabilities solely held by the Group and assets and liabilities held on proportion. Revenue and expenses solely or proportionally recognised in accordance with relevant agreements. Transactions on asset purchase or sales with joint ventures, that do not form normal business activity shall only recognise parts of profits and losses generated in above transactions belonging to other joint operation parties.

7.	Cash and cash equivalents

Cash in cash flow shall be cash on hand and deposits available for payment at any time. Cash equivalents in cash flow shall be investments which shall be short-term (normally become due within 3 months after purchasing date), highly liquid, readily convertible to known amounts of cash, and subject to an insignificant risk of changes in value.

8.	Foreign currency and the translation of financial statements denominated in foreign currency

(1)	Foreign currency transaction

The Group’s foreign currency transactions shall be converted to RMB at the spot exchange rate of the day when the transaction occurs. At the balance sheet date, foreign currency monetary items shall be translated to RMB using the spot exchange rate of the day. Exchange differences arising shall be recognized in profit or loss for the current period, except for the exchange differences arising on the borrowing costs eligible for acquisition, construction or production of assets which shall be qualified for capitalization.

(2)	Translation of financial statements denominated in foreign currency

The asset and liability items on the balance sheet of foreign currency shall be converted to RMB at the spot exchange rate of the balance sheet date; other items shall be converted at the sport exchange rate of the day when the transaction occurs, except retained earnings on shareholders’ equity. The revenue and expense items on the income statement of overseas subsidiaries shall be converted to RMB at the approximate rate (average rate of the year) of the spot exchange rate of the day when the transaction occurs. Exchange differences arising from the above issues shall be presented separately under the shareholders’ equity items. When overseas operating units shall be disposed, then the relevant exchange differences shall be transferred from shareholders’ equity to current disposal income or expense.

Foreign exchange gain or loss from net foreign investments to overseas operating subsidiaries in foreign currencies, presented in functional currency of the parent or subsidiary, shall be recognised as other comprehensive income; foreign exchange gain or loss presented in currencies other than functional currency of the parent or subsidiary shall be offset each other by parent and subsidiary, and remaining difference shall be recognised as other comprehensive income.

Annual Report 2014        263

Chapter 13     Financial Statements and Notes (under CASs)

IV.	PRINCIPLE ACCOUNTING POLICIES, ACCOUNTING ESTIMATES (continued)

9.	Financial assets and financial liabilities

The Group recognises a financial asset or liability when it enters a financial instrument contract.

(1)	Financial assets

1)	Financial assets by category and recognition and measurement

According to investment objectives and economic essence, the Group’s financial assets shall be classified as financial assets at fair value through profit or loss (FVTPL), held-to-maturity investments, receivables and available-for-sale (AFS) financial assets.

Financial assets at fair value through profit or loss include trading financial assets and the financial assets designated as, when initially recognized, the financial assets measured at fair value and its movement recorded through profit and loss. A financial asset is classified as held for trading if it is: acquired or incurred principally for the purpose of selling or repurchasing it in the near term; part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking; or a derivative except for a derivative that is a designated and effective hedging instrument, a financial guarantee contract, a derivative settled by giving out the equity instrument and pegged with the equity investment that is not quoted in an active market and whose fair value cannot be reliably measure. Financial assets are designated at fair value through profit or loss upon initial recognition when: the designation eliminates or significantly reduces an accounting mismatch in the gain and loss recognition arising from the difference in measurement basis of the financial assets or financial liabilities; risk management of the Group and formal written documents regarding the investment strategy indicate that the financial assets are managed, evaluated and reported internally on a fair value basis; or if a contract contains one or more embedded derivatives, an entity may designate the entire hybrid (combined) contract as a financial asset or financial liability at fair value through profit or loss unless: the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited. Fair value is adopted as the method for subsequent measurement on these financial assets. Movement of fair value is accounted for profit or loss from change in fair value. Interest or cash dividends earned with the holding period are recognized as investment income or loss with adjustment on profit or loss from change in fair value.

Held-to-maturity investments are non-derivative financial assets with fixed maturity and fixed or determinable payments for which management has both positive intention and ability to hold to maturity. Held to maturity investment is subsequently measured under amortized costs on actual interest rate. Its amortization, impairment, and gain or loss from de-recognition is recognised as profit or loss of the current year.

264        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

IV.	PRINCIPLE ACCOUNTING POLICIES, ACCOUNTING ESTIMATES (continued)

9.	Financial assets and financial liabilities (continued)

(1)	Financial assets (continued)

1)	Financial assets by category and recognition and measurement (continued)

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Receivables are subsequently measured under amortized costs on actual interest rate. Its amortization, impairment, and gain or loss from de-recognition is recognised as profit or loss of the current year.

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified as financial assets of any other class at initial recognition. For equity instruments which do not have quotations in active market and the fair values of which cannot be reliably measured and linked to that equity instrument, and derivatives linked to such equity instrument and settled through delivery of such equity instrument, will be measured at cost. Other equity instrument which do not have quotations in active market but the fair values of which can be reliably measured is measured by fair value of which the change will be recognized as other comprehensive income. Except for exchange of impairment loss and exchange gain or loss arising from foreign currency monetary financial assets, changes in fair value of available-for-sale financial assets are directly recorded in shareholders’ equity. Until such financial assets are derecognized, the accumulated change in the amount of fair value previous recorded in equity is transferred to the profit and loss account for the period. Interests for the period in which the assets are held are calculated using the effective interest method is charged to profit or loss for the period as ‘Investment income’. Cash dividends declared by the investee company relating to available-for-sale equity instruments are charged to profit or loss for the period as ‘Investment income’. Instruments that do not have quotation in an active market and fair values cannot be reliably measured shall be measured at cost.

2)	Recognition and measurement of financial assets transfers

A financial asset is derecognised when any one of the following conditions is satisfied: i) the rights to receive cash flows from the asset expire, ii) the financial asset has been transferred and the Group transfers substantially all risks and rewards relating to the financial assets to the transferee, iii) the financial asset has been transferred to the transferee, the Group has given up its control of the financial asset although the Group neither transfers nor retains all risks and rewards of the financial asset.

Where an entity neither transfers nor retains substantially all risks and rewards of financial asset and does not give up the control over such financial asset, then the entity recognises such financial asset to the extent of its continuous involvement and recognises the corresponding liabilities.

Annual Report 2014        265

Chapter 13     Financial Statements and Notes (under CASs)

IV.	PRINCIPLE ACCOUNTING POLICIES, ACCOUNTING ESTIMATES (continued)

9.	Financial assets and financial liabilities (continued)

(1)	Financial assets (continued)

2)	Recognition and measurement of financial assets transfers (continued)

In the case where the financial asset as a whole qualifies for the de-recognition conditions, the difference between the carrying value of transferred financial asset and the sum of the amount received for transfer and the accumulated amount of changes in fair value that was previously recorded under other comprehensive income is charged into profit or loss for the period.

In the case where only part of the financial asset meets the criteria for de-recognition, the carrying amount of financial asset being transferred is allocated between the portions that to be derecognised and the portion that continued to be recognised according to their relative fair value. The amount of consideration received for the transfer and the accumulated amount of changes in fair value that was previously recorded in other comprehensive income of the part qualifies for de-recognition and the above-mentioned allocated carrying amount is charged to profit or loss for the period.

3)	Test and accounting treatment on impairment of financial assets

The Group assesses the carrying amount of financial assets, other than those at fair value through profit and loss, at the balance sheet date. Impairment of financial assets is accrued when there is objective evidence that a financial asset is impaired. If there is objective evidence indicating that the value of the financial asset is recovered and recovery is related objectively to events occurring after the impairment was recognised, the previously recognised impairment loss is reversed and the amount of reversal is recognised in profit and loss for the period.

When there is a significant or prolonged decline in the fair value of available-for-sale financial assets, the accumulated losses in fair value that was previously directly recorded in shareholder’s equity are transferred out and recognised as impairment losses. For the available-for-sale investment on debt instruments which impairment losses have been recognised, if in subsequent period, its fair value increases and the increase is objectively related to an event occurring after the impairment loss was recognised in profit or loss, the previous recognised impairment loss is reversed into profit or loss for the period. For an investment in an equity instrument classified as available-for-sale equity on which impairment loss has been recognised, the increase in its fair value in a subsequent period is directly charged into shareholders’ equity.

266        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

IV.	PRINCIPLE ACCOUNTING POLICIES, ACCOUNTING ESTIMATES (continued)

9.	Financial assets and financial liabilities (continued)

(2)	Financial liabilities

1)	Classification, reorganization and measurement of financial liabilities

Upon initial recognition, financial liabilities shall be classified as either financial liabilities at fair value through profit or loss (FVTPL) or other financial liabilities.

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and those designated as fair value through profit or loss on initial recognition. They are subsequently measured at fair value. The net gain or loss arising from changes in fair value, dividends and interest paid related to such financial liabilities are recorded in profit or loss for the period in which they are incurred.

Other liabilities are subsequently measured at residual cost using the effective interest rate method

2)	De-recognition of financial liability

A financial liability is derecognised when the underlying present obligations (or part of those obligations) are discharged. Existing financial liability is derecognised and new financial liability is recognised when the Company enters an agreement with its debtor to replace existing liability with a new financial liability and the contractual terms on new financial liability are different with the existing one. An existing financial liability is fully or partially de-recognised and a new financial liability is recognised when the Company significantly amends all or part of contractual terms on existing financial liability. The difference between consideration paid and the carrying amount of de-recognised financial liability is recorded as current profit or loss.

(3)	Method of fair values recognition of financial assets and financial liabilities

Fair values on financial assets and liabilities are determined by prices existed in major markets. Where there is no major market the most beneficial market prices together with then available and sufficient data and other evaluation technology supporting information are used to determine fair values of financial assets and liabilities. Input data for determining fair values has three layers, the first layer is the available unadjusted price for a same asset or liability on the date of evaluation in an active market; the second layer is the direct or indirect visible input data related to the same asset or liability apart from data in the first layer; the third layer is the invisible input data related to the same asset or liability.

The fair value of forward foreign exchange contracts of the Company and its overseas subsidiary Yancoal Australia Limited and its subsidiaries (the “Australian subsidiaries”) shall be subject to the discounted cash flow between the contracted exchange rate and present value of forward exchange rate. Fair values of interest swap contracts shall be subject to the discounted cash flow between the floating interest rate and the fixed interest rate.

Annual Report 2014        267

Chapter 13     Financial Statements and Notes (under CASs)

IV.	PRINCIPLE ACCOUNTING POLICIES, ACCOUNTING ESTIMATES (continued)

10.	Provision for bad debt provisions on account receivables

The Group recognises bad debts when the following conditions are met: the debtors are dissolved, bankrupt, insolvent, in significant difficulty in cash flows or suspended its business due to natural disaster and unable to settle the debts in the foreseeable period; or debtors are defaulted for repayment more than three years; or there are conclusive evidences indicating the debts are not recovered or not likely to be recoverable.

Provision for bad debts is made using allowance account method. At the balance sheet date, receivables are assessed for impairment on individual or portfolio basis. Provision for bad debts is recognised in the profit or loss for the period. When there are objective evidences indicating the receivable are considered not recoverable, it is written off against the allowance account in accordance with the approval procedures of the Group.

(1)	Accounts receivable that are individually significant and individually provided for bad debts

The basis or standard for determining the significant level of individual receivable	Consider individual receivables above RMB 20 million as significant amount

Provision-making Method on individual receivables above significant level	The provision of bad debts is made according to the difference between the present value of future cash flows and the carrying amount of receivables.

(2)	Receivables that are provided for bad debts on portfolio basis of risks

The basis of portfolio

Aging group	Use the aging of the receivables as the credit risk characteristics to classify the portfolio

Risk-free group	Use the amount characteristics of the receivables, the relation with transaction party and its credit as characteristics to classify the portfolio
The accrual method

Aging group	Provision for bad debt made by aging analysis

Risk-free group	Not provision for bad debt

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10.	Provision for bad debt provisions on account receivables (continued)

The percentage of bad debt provision is as followings according to aging:

(2)	Receivables that are provided for bad debts on portfolio basis of risks (continued)

Aging	Accrual percentage of the receivables	Accrual percentage of other receivables
within 1 year	4%	4%
1-2 years	30%	30%
2-3 years	50%	50%
over 3 years	100%	100%

(3)	Accounts receivable that are individually insignificant but are provided for bad debts on individual basis

Reason for making provision of bad debts individually	Individual receivables below significant level whereby the combined method does not reflect its risk characteristics

Method for provision of bad debts	Provision for bad debts is made using the difference between the present value of future cash flows and the book value of receivables

11.	Inventories

The Group’s inventory includes raw materials, coal stock, methanol, real estate, real estate development cost and low value consumables etc.

The Group maintains a perpetual inventory system. Inventories are recorded at actual cost of purchase. Cost is calculated using weighted average method when the inventories are issued or consumed. Real estate development cost is measured at the actual cost of land, building, facilities, out sourced construction and public facilities. Actual cost on developing real estate projects is recognized as real estate upon completion.

Closing balance on inventories is measured at the lower of cost and net realizable value. If the inventories are damaged, become partially or completely obsolete or sold at price lower than the cost, unrecoverable cost shall be estimated and recognized as a provision for decline in value. The excess of cost over the net realizable value is generally recognized as provision for impairment of inventories on a separate inventory item.

Net realizable value of inventories directly for sale, such as coal, methanol, real estate, and materials for sale, is the estimated selling price less the estimated costs necessary to make the sale and other related taxes; Net realisable value of material stocks for product is the estimated selling price less the estimated costs, the estimated marketing cost and other related taxes of the finished production occurred.

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12.	Long-term equity investments

Long-term equity investments mainly include investment to subsidiaries, joint ventures and associates.

The Group judges a joint control exists when all parties or groups of parties control that arrangement unilaterally and decisions relating to the basis operating activity of the entity require the unanimous consent of the parties sharing the control.

The Group holds, directly or through subsidiaries, more than 20 per cent but less than 50% of the voting power of the investee, it is presumed that the Group has significant influence. When the Group holds less than 20% of the voting power of the investee, significant influence shall be considered under actual fact and circumstances such as there is a delegate of the investor in the investee’s the Board of Directors and other similar power bodies, the investor gets involved in investee’s financial and operating policies decision-making process, there are significant transactions occurred between the investor and the investee, the investor assigns management personnel in the investee and the investor provides key technical support to the investee.

When control exists the investee becomes a subsidiary of the Group. The investment cost for long-term equity investment acquired through business combination under common control is the carrying value of the share of equity at the combination date in the acquired company. The investment cost is recorded as zero when the carrying amount of the share of equity at the combination date in the acquired company is in deficit.

For the Group’s disposal on the subsidiaries’ equity investment under common control by steps until the loses of controls, if transactions in disposal of subsidiaries’ equity investment until losing control are in a package deal, each transaction shall be treated as one transaction for obtaining control; if it’s not a package deal, on the date of combination, the initial cost of long-term equity investment shall be recognised at the share of carry amount of net assets for the acquiree in the consolidated financial statements of the ultimate controller after combination. The difference between initial cost and sum of carry amount of long-term equity investment before combination and consideration paid for obtaining new shares upon combination shall be adjusted to capital reserve; in case that capital reserve is insufficient, it shall be offset to retained earnings.

The investment cost for long-term equity investment acquired through business combination not under common control is the cost of business combination.

For the Group’s disposal on the subsidiaries’ equity investment under common control by steps until the loses of controls, if transactions in disposal of subsidiaries’ equity investment until losing control are in a package deal, each transaction shall be treated as one transaction for obtaining control; if it’s not a package deal, on the date of combination, the initial cost of long-term equity investment shall be recognised at the sum of carrying amount of existing investment and additional cost of investment. Equity acquired before the date of combination shall be accounted on equity method; no adjustment shall be made to other comprehensive income related to existing items accounted on equity method. The same accounting treatment shall be applied upon disposal of such investment, where the investee disposes related assets or liabilities. Equity held before business combination shall be treated as available for sale financial assets and measured at fair value; accumulated movement on fair value previously recorded as other comprehensive income shall be transferred to current investment income on the date of combination.

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12.	Long-term equity investments (continued)

Apart from the long-term equity investments acquired through business combination mentioned above, the cost of investment for the long-term equity investments acquired by cash payment is the amount of cash paid. For long-term equity investment acquired by issuing equity instruments, the cost of investment is the fair value of the equity instrument issued. For long-term equity investment injected to the Group by the investor, the investment cost is the consideration as specified in the relevant contract or agreement; initial cost of long-term equity investment acquired through exchange of non-monetary items and debt restructuring shall be recognised according to relevant accounting policies.

Investments in subsidiaries are accounted for by the Group using cost method and equity method is used for investment in joint ventures and associates.

Additional investments to long-term equity investments subsequently accounted on the cost method are measured to increase its carrying amount on the fair value of the additional cost and other transaction related expenses occurred. Dividends declared or profit distributed by the investee shall be recognised as investment income in the current period.

The carrying amount of long-term investment subsequently accounted on the equity method shall be adjusted to increase or decrease according to the movement of owner’s equity of the investee. In determining the share of net profit from the investee, according to the Group’s accounting policies and accounting period, adjustments shall be made towards the net profit based on fair values of all identifiable assets at the time of acquisition after eliminating proportioned profit or loss attributable to the investor resulted from intragroup transactions between joint venture and associates, before recognising net profit from the investee.

If the common control or significant influence on the investee lost due to disposal of partial equity investment, the remaining equity after disposal shall be accounted as available for sale financial assets; the difference between fair value and carry amount of the remaining equity shall be recognised as the current profits and losses at the date when the common control or significant influence lost. The same accounting treatment shall be applied to other comprehensive income recognised due to original equity investment accounted on equity method when equity method is terminated, where investee disposes related assets or liabilities.

If the common control on the invested entity lost due to disposal of partial long-term equity investment, and the remaining equity after disposal has common control or significant influence on the investee, the equity method shall be applied alternatively. The difference between the carrying amount of the disposed equity and consideration shall be recognised as the investment income, and the remaining equity shall be adjusted by equity method since initial acquisition. if the remaining equity after disposal does not have common control or significant influence on the investee, it shall be treated with related accounting policies as available for sale financial assets. The difference between the carry amount of disposed equity and consideration shall be recognised as investment income, and the difference between the fair value and carrying amount of the remaining equity shall be recognized as the current profits and losses at the date when the common control or significant influence is lost.

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12.	Long-term equity investments (continued)

The Group’s disposal of equity by steps until loss of control that are not in a package deals shall be treated individually. Disposal transactions that are in one package deal shall be treated as one transaction. But the difference between consideration for each disposal transaction and the carrying amount of long-term equity investment that has disposal before the loss of controls shall be recognised as other comprehensive income; it shall be transferred to profit and loss in the period when loss of control occurs.

13.	Fixed assets

The Group’s fixed assets are tangible assets that are held for production or operation, and have a service life more than one accounting year.

Fixed asset is recognised when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The Group’s fixed assets consist of buildings, mine buildings, ground buildings, harbour works and craft, plant, machinery and equipment, transportation equipment, and land etc.

Apart from those fixed assets that are fully depreciated but still in use, as well as land separately recognised, the Group depreciates all fixed assets on a straight-line basis, except mining structures are depreciated on the estimated production capacity method. Useful life, estimated residual value, depreciation rate of fixed assets are as the following:

No.	Category	Useful life (years)	Estimated residual value rate (%)	Annual depreciation rate (%)
1	House Buildings	10-30	0-3	3.23-10.00
2	Ground buildings	10-25	0-3	3.88-10.00
3	Port works and vessels	40	0	2.50
4	Plant, machinery and equipment	2.5-25	0-3	3.88-40.00
5	Transportation equipment	6-18	0-3	5.39-16.67

The vessels of Shandong Yancoal Shipping Co., Ltd. are depreciated over 18 years. All the other transportation equipments are depreciated over 6 to 9 years.

Land category refers to that of overseas subsidiaries and no depreciation is provided for as the subsidiaries enjoy the permanent ownership.

Leased assets are depreciated during shorter of estimated useful life and lease period.

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13.	Fixed assets (continued)

The Group shall review useful lives and estimated net residual value of fixed asset and the depreciation method at least once a year. A change in the useful life or estimated net residual value of a fixed asset or depreciation method shall be treated as a change in an accounting estimate.

Regarding to the financial leased fixed assets, the value lower between the fair value of the rental assets and the current value of the minimum rental payment shall be recognized as the entry value of the rental assets. The difference between the entry value of the rental assets and the minimum rental payment shall be recognized as the financing costs.

The depreciation policy applied for financial leased fixed assets is the consistent with the depreciation policy for self-owned fixed assets. If it can be confirmed reasonably that the ownership of the rental assets can be obtained when the rental term expires, the depreciation of the rental fixed assets shall be implemented within service life; otherwise, the depreciation shall be implemented in the shorter period between the leasing term of the rental fixed assets and the estimated service life of the rental fixed assets.

14.	Construction in progress

The construction in progress shall be transferred to the fixed assets from the date of starting its estimated usable condition based on their construction budget, construction pricing or project actual cost and so on, and its depreciation will begin from the next month. The difference of the fixed assets original values shall be adjusted upon the resolution procedures of the project completion.

15.	Borrowing costs

Assets eligible for capitalization represent the fixed assets, investment properties, inventories, etc., which shall take a long time (generally over one year) for acquisition, construction or production to be ready for the specific use or sale. If an asset eligible for capitalization is interrupted abnormally and continuously more than 3 months during the purchase, construction or production, capitalization of borrowing costs shall be suspended until the above interrupted activities restart.

The amount of interest of specific borrowings occurred for the period shall be capitalized after deducting bank interest earned from depositing the unused borrowings or any investment income on the temporary investment. The capitalized amount of general borrowings shall to be determined at the basis that the weighted average (of the excess amounts of cumulative assets expenditures above the specific borrowings) times capitalization rate (of used general borrowings). The capitalization rate shall be determined according to the weighted average interest rates of general borrowings.

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16.	Intangible assets

The intangible assets of the Group include mining rights, unproved mining interests, the land use rights, patents and exclusively used technologies etc. For purchased intangible assets, actual paid cost and other relevant expenses are used as the actual cost. For intangible assets invested by investors, the actual cost is determined according to the values specified in the investment contract or agreement, while for the unfair agreed value in contract or agreement, the actual cost is determined at the fair value. Intangible assets acquired in a business combination out of the common control, which are owned by the acquirer but not recognized in the financial statements, shall be recognized as the intangible assets at their fair value when the acquiree’s assets are initially recognized.

Cost of mining rights is amortized over the life of the mine on a unit of production basis of the estimated total proven and probable reserves. Productivity method is used based on the Australia Joint Ore Reserves Committee (JORC) reserves for subsidiaries in Australia.

Unproved mining interests represent the fair value of economically recoverable reserves (excluding the portion of total proven and probable reserves of coal mines of a mining right i.e. does not include the above coal reserves) of coal mines of a mining right (Details are set out in the accounting policy of exploration and evaluation expenditure).

The land use rights are evenly amortized over the transferred term since the rights are obtained.

The patented technologies, non-patented technologies and other intangible assets with limited life shall be amortized under the shortest among expected useful life, beneficial life agreed by contracts, and legally required useful life in composite life method. The patented technologies, non-patented technologies and other intangible assets with unsure life shall not be amortized and are tested for impairment at the end of each period.

The useful life and the amortization method of intangible asset with a finite useful life shall be reviewed at the end of each financial year. A change in the useful life or amortization method shall be treated as a change in an accounting estimate. The useful life of an intangible asset with indefinite useful life shall be re-assessed in each accounting period. If there is evidence indicating that the useful life of that intangible asset is finite, the useful life of that asset shall be estimated and applies to accounting requirements of the Standard accordingly.

17.	Exploration and evaluation expenditures

Exploration and evaluation expenditure incurred is accumulated in respect of each separately identifiable area of interest which is at individual mine level. These costs are only capitalized or temporarily capitalized where the mining rights for the area of interest is current and to the extent that they are expected to be recouped through successful development and commercial exploitation, or alternatively, sale of the area, or where activities in the area have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves and active and significant operations in, or in relation to, the area of interest are continuing.

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17.	Exploration and evaluation expenditures (continued)

A regular review is undertaken of each area of interest to determine the appropriateness of continuing of capitalization forward costs in relation to that area of interest. Accumulated expenditure in relation to an abandoned area are written-off in full in the period in which the decision to abandon the area is made. The carrying amount of exploration and evaluation assets is assessed for impairment when facts or circumstances indicate the carrying amount of the asset may exceed recoverable amount.

When production commences, accumulated costs for the relevant area of interest are amortized over the life of the area according to the rate of depletion of the economically recoverable reserves.

Exploration and evaluation expenditure acquired in a business combination are recognised at fair value on the date of acquisition, which is the fair value of potential economically recoverable reserves at the acquisition date, and shown as unproved mineral interests.

Exploration and evaluation expenditure shall be recognised as fixed assets (refer to Note IV. 13), construction in progress (refer to Note IV. 14) or intangible assets (refer to Note IV. 16) based on its assets character.

18.	Impairment of non-financial assets

The Group assesses at each balance sheet date whether there is any indication that the long-term equity investments, investment property, fixed assets, construction in progress and intangible assets with definite useful life may be impaired. When there are signs of impairment, the asset will be tested for impairment. Goodwill arising in a business combination and intangible asset with infinite useful life are tested for impairment annually no matter there is any indication of impairment or not. If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount is determined on the basis of the asset groups or asset portfolio to which the asset belongs.

The indications of impairment are as follows:

(1)	The market price of an asset declines substantially during the period. The decline is explicitly more than that as expected caused by passage of time or normal application;

(2)	There are significant changes in the economic, technical or legal environment in which the enterprise is operating and in the market of an asset in the current period or in the near future causing an adverse impact on the enterprise;

(3)	The market interest rate or rate of return of other investments was increased in the current period that affects the discount rate used by enterprise to calculate the present value of estimated cash flow resulting in a substantial decline in the recoverable amount of the assets;

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18.	Impairment of non-financial assets (continued)

(4)	There is evidence to demonstrate that the asset has gone obsolete or damaged;

(5)	The asset has already been or will be left idle, retired or disposed before it was planned;

(6)	There is evidence from the entity’s internal reports that economic returns of the asset, such as generation of net cash flows or realisation operating profit (loss), was lower or will be lower than expectation;

(7)	Other signs indicating the assets have been impaired.

19.	Goodwill

Goodwill is the excess of equity investment cost or business combination cost not under common control over fair value of the identifiable net asset of acquiree shared or acquired through business combination on the acquisition date or combination date.

Goodwill related to subsidiaries shall be disclosed separately on the consolidated financial statements; goodwill related to joint operation and joint ventures shall be included as long-term equity investment.

20.	Long-term deferred expenses

The Group’s long-term deferred expenses means mining rights compensations, but which should be undertaken in more than 1 year of amortization period (not including 1 year) of the current and future periods, the expenses shall be amortized averagely in the benefit period. If the project of long-term deferred expenses cannot make benefit in the future accounting periods, the unamortized value of the project will be transferred to the profits or losses for the period.

21.	Employee benefits

Employee’s benefits include short-term remuneration, post-employment benefits, layoff benefits and other long-term benefits.

The short-term compensation includes wages and salary, paid short-term absence. In the accounting period in which an employee has rendered service to the Company, the Company shall recognize the employee benefits payable for that service as a liability, and recorded into related assets or current profit or loss in accordance with the objects that benefited from the service rendered by employees.

Welfare after departure mainly includes the basic endowment insurance, enterprise annuity payment, etc., In accordance with the risks and obligations undertaken by the Company, the welfare after departure is classified as defined contribution plans and defined benefit pension plans. For the defined contribution plans, the Company shall recognize the sinking fund paid to individual entity as a liability in exchange of services from the employee in accounting period, and recorded into related assets costs or current profits or losses in accordance with the benefit objects.

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21.	Employee benefits (continued)

The termination benefits are raised from the compensations due to the termination of employment relationship. The employee compensation liabilities raised from termination benefits shall be confirmed on the date of balance sheet, and recognized as the current profits and losses.

Other long-term benefits are employment benefits other than short-term benefits, post-employment benefits and termination benefits.

22.	Contingent liability

The Group recognizes it as a provision when an obligation related to an contingency such as reclamation, disposal and environment restoring caused by mining, external guarantee, pending litigation or arbitration, product quality warranty, downsizing scheme, loss contract, restructuring obligation and so on satisfy all of the following conditions: The obligation is a present obligation of the Company; It is probable that an outflow of economic benefits from the Company will be required to settle the obligation; The amount of the obligation can be measured reliably.

The estimated liability is primarily measured according to the estimated optimal value paid to implement the relevant present obligations considering the factors such as the risks, uncertainties and currency time values related to the contingencies. If the currency time value has major effects, the estimated optimal value is determined after the discounting of the relevant future cash flow. If any change happens to the estimated optimal value during reviewing the carrying amount of the estimated liabilities on the balance sheet date, the adjustment will be made to the carrying amount to reflect the current estimated optimal value.

23.	Overburden in advance

Overburden in advance of open cut coalmine comprises the accumulation of expenditures incurred to enable access to the coal seams, and includes direct removal costs and machinery and plant running costs. The overburden in advance that can improve future mining capacity and meet special standards will be recognized as current assets (striping assets). The rest of overburden in advance will be accounted to the current operating cost and be transferred to inventory.

The overburden in advance which can improve future mining capacity and be recognized as current assets must meet all the following conditions: Associated economic benefits are likely to flow into the enterprise; Enterprise can identify ore body constituent parts of which future mining capacity have been improved; Overburden in advance for the constituent part of ore body can be reliably measured.

Striping assets should be recognized as the part of its related mineral assets.

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23.	Overburden in advance (continued)

Striping assets are classified into tangible assets and intangible assets based on the nature present assets comprised by the related stripping assets. If striping assets and inventory cannot be independently identified, overburden in advance should be distributed in striping assets and inventory according to corresponding production standards.

Striping assets will be depreciated in the remained service life of related identified ore body parts.

24.	Land subsidence, restoration, rehabilitation and environmental costs

The mining activities of the Group and the domestic subsidiaries may cause land subsidence of the underground mining sites. Usually, the Group may relocate inhabitants from the land above the underground mining sites prior to mining those sites and compensate the inhabitants for losses or damages from land subsidence. Depending on the experience, the management estimate and accrue an amount of payments for restoration, rehabilitation and environmental protection of the land, which may arise in the future after the underground sites have been mined.

In consideration of the time difference between the payments of the fees for relocation, restoration, rehabilitation and environmental protection of the land and the mining of underground mines, the Group charges the prepayment of such fees regarding to future mining as a current asset. Caused by the paid amount less than the accrued amount, the fees regarding to future payment for relocation, restoration, rehabilitation and environmental protection of the land are accounted for as a current liability.

25.	Special reserves

(1)	Maintenance fees

Pursuant to the rules and regulations jointly issued by Ministry of Finance, State Administration of Coal Mine Safety and related government authorities in the PRC, the Company has to accrue production maintenance expenses (Maintenance fee) for maintaining production and technical improvement of coal mines. Accrual standard for various companies is as the following:

Company Name	Standard
The Company and its subsidiaries in Shandong and Shanxi	RMB 6/Ton
Subsidiaries of the Company in Inner Mongolia	RMB 6.5/Ton

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25.	Special reserves (continued)

(2)	Production safety expenses

In accordance with the regulations of the Ministry of Finance, the State Administration of Work Safety, the State Administration of Coal Mine Safety and local government departments, the Company also accrues for production safety expensed and for purchase of coal production equipment and safety expense of coal mining structure. Accrual standard for various companies is as the following:

Company name	Standard
The Company and its subsidiaries in Shandong	RMB15/Ton
Subsidiaries of the Company in Inner Mongolia	RMB15/Ton
Subsidiaries of the Company in Shanxi	RMB30/Ton

Note:	Accrual standard of production safety for subsidiaries of the Company in Shanxi was RMB50/Ton before 1 October 2013 and RMB30/Ton after 1 October 2013.

The above accrued amounts, which have been charged in cost and unused, shall be presented separately in special reserves of shareholders’ equity. Production safety expenses, which belong to cost of expenses, directly offset the special reserves. The accrued production safety expenses, which is used by enterprises and formed into fixed assets, shall be charged in “construction in progress”, and recognised as fixed asset when safety project is completed and reaches the expected operation condition; meanwhile, offset the special reserves according to the cost forming into fixed asset, and recognise the same amount of accumulated depreciation. This fixed asset shall no longer accrue depreciation in the following period.

(3)	Shanxi coal mines switching to other business development fund

Pursuant to Shanxi Coal Mine Switching to Other Business Development Fund Provision and Use Management Methods (Pilot) (Jinzhengfa [2007] No.40), since May 1, 2008, the subsidiary Shanxi Heshun Tianchi Energy Co., Ltd. accrues RMB5 per ton ROM for Coal Mine Switching to Other Business Development Fund.

According to Notice on the issuance of the province to further promote the development of coal economy sustainable growth measures (Jinzhengfa [2013] 26), from August 1 2013 to December 31 2013, Coal Mine Switching to Other Business Development Fund was suspended.

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25.	Special reserves (continued)

(4)	Shanxi environment management guarantee deposit

Pursuant to Notice of Provision and Use Management Method of Shanxi Coal Mine Environment Rehabilitation Management Guarantee Deposit (Pilot) (Jinzhengfa [2007] No.41) issued by Shanxi Provincial People’s Government, the subsidiary Shanxi Heshun Tianchi Energy Co., Ltd. Accrues RMB10 per ton ROM for the Environment Rehabilitation Management Guarantee Deposit since May 1, 2008. The provision and use of the deposit will abide by the following principals of “owned enterprises, used only for special purpose, saved in special account and supervised by government”.

According to the Printing Notice of Leading to Further Promotion of the Development of the Province’s Coal Economy to Achieve Sustainable Growth Mode Measures (Jinzhengfa [2013] No.26), the environment rehabilitation management guarantee deposit was suspended.

26.	Preferred shares, perpetual bond and other financial instruments

The preferred shares, perpetual bond classified as debt instruments shall be measured initially according to its fair value amount after the deduction of the transaction costs, and its subsequent measurement shall be implemented using the effective interest method according to the amortised costs. Its interest or dividend distribution is processed as the borrowing costs for processing, and its profits and losses rose from repurchasing or redemption shall be recognized as the profit or loss.

The preferred shares, perpetual bond classified as debt instruments increases the owner’s equity after deduction of the transaction costs from the consideration received on date of issuance. Its interest or dividend distribution is processed as the profit distribution, and its repurchasing or write-off shall be processed as the equity changes.

27.	Principles of revenue recognition

(1)	Principles: The business revenues are generated mainly from sales of goods, rendering of services and alienating the right to use assets. The principles of revenue recognition are as follows:

1)	Revenue from sales of goods

Revenue is recognized when the Company has transferred to the buyer the main risks and rewards of ownership of the goods, neither retains continuing management usually associated with ownership nor effectively controls over the goods sold, and the amount of revenue can reliably measured, the associated economic benefits are likely to flow into the enterprise, and the related to costs incurred can be reliably measured.

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27.	Principles of revenue recognition (continued)

(1)	(continued)

2)	Revenue from rendering of services

When the provision of services is started and completed within the same accounting year, revenue is recognized at the time of completion of the services. When the provision of services is started and completed in different accounting years and the outcome of a transaction involving the rendering of services can be estimated reliably, revenue is recognized at the balance sheet date by the use of the percentage of completion method.

3)	Revenue from alienating the right to use assets

The revenue is recognized when the Company has received the economic benefits associated with the transaction, and can reliably measure the relevant amount of revenue.

(2)	Policies

1)	The Company has transferred to the buyer the main risks and rewards of ownership of the coal, methanol, heat, auxiliary materials and other sales revenue. The Company neither retains continuing management usually associated with ownership, nor effectively controls over the goods sold.

2)	Electricity sales revenue is recognized when transmitting power to power companies. The revenue is measured by the amount of power and the appropriate electricity price settled by related power companies.

3)	The Group recognizes revenue from the sales of products in development when: 1. Development is completed and qualified for acceptance; 2. Legal force is binded by sales contract signed; primary risk on ownership and compensation of the product are transferred to buyers; 3. The Group maintains no management or control on the products that are already sold.

4)	Revenue of railway and air transportation and other services are recognized when the services are completed.

5)	Interest revenue is measured by the period of cash borrowings and the actual interest rates.

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28.	Government grants

Government grants are recognized when there is reasonable assurance that the grants will be received and the Group is able to comply with the conditions attaching to them. Government grants in the form of monetary assets are recorded based on as the amount received, whereas quota subsidies are measured as the amount receivable. Government grants in the form of non-monetary assets are measured at fair value or nominal amount (RMB1) if the fair value cannot be reliably obtained.

Government grants received in relation to assets are recorded as deferred income, and allocated in the income statement over the assets’ useful lives. Government grants received in relation to revenue are recorded as deferred income, and recognised as income in future periods as compensation when the associated future expenses or losses arise; or directly recognised as income in the current period as compensation for past expenses or losses.

29.	Deferred income tax assets and liabilities

The deferred income tax assets and liabilities are recognized based on the differences arising from the difference between the carrying amount of an asset or liability and its tax base (temporary differences). For any deductible loss or tax deduction that can be deducted the amount of the taxable income the next year according to the taxation regulations, the corresponding deferred income tax asset shall be determined considering the temporary difference. For the temporary difference formed by the initial recognition of the assets or liabilities generated from non business combination transactions, which does not affect accounting profit or taxable income amount (or the deductible loss), the corresponding deferred income tax assets and deferred income tax liabilities shall not be recognized. On the balance sheet date, the deferred income assets and deferred income tax liabilities shall be measured at the tax rate applicable to the period during which the assets are expected to be recovered or the liabilities are expected to be settled.

The Group recognized the deferred income tax assets with the limitation of the future taxable income amounts, which is likely to be obtained sufficiently to deduct the deductible the temporary difference, deductible losses and tax deduction.

30.	Leases

The Group classifies the leases into financing lease and operating lease on the lease beginning date.

Financing lease is a lease that substantially transfers all the risks and rewards incident to ownership of an assets. On the lease beginning date, as the leaseholder, the Company recognizes the lower of fair value of lease assets and the present value of minimum lease payment as financial leased fixed assets; recognizes the minimum lease payment as long-term payable, and recognizes the difference between the above two as unverified financing costs.

As the leaseholder, the Company records lease payments into the related assets cost or the profit or loss for the period on a straight-line basis over the lease term and; records lease income into revenue in the income statement on a straight-line basis over the lease term.

282        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

IV.	PRINCIPLE ACCOUNTING POLICIES, ACCOUNTING ESTIMATES (continued)

31.	Accounting for income tax

The accounting for income tax adopts the balance sheet liabilities approach. The income taxes include the current and deferred income tax. The current income tax and deferred income tax expenses and earnings are recorded into the current profit and loss, except those related to the transactions and events are recorded directly into the shareholder’s equity and the deferred income tax is adjusted into the carrying amount of goodwill arising from the business combination.

The current income tax expense is the income tax payable, that is, the amount of the current transactions and events calculated according to the taxation regulations paid to the taxation authorities by the enterprises. The deferred income tax is the difference between the due amounts of the deferred income tax assets and liabilities to be recognized according to the balance sheet liabilities approach in the period end and the amount recognized originally.

32.	Segment reporting

The Group determines the operating segments on the basis of internal structure, management requirements and internal reporting system and adopts these operating segments as the basis for reporting segments for disclosure purposes.

An operating segment is a component of the Group that satisfies all of the following conditions:

1) it is able to earn revenue and incur expenses from ordinary business activities;

2) its operating results are regularly reviewed by the Group’s management for making decision about resources to be allocated to the segment and to assess its performance; and

3) for which the financial information on the financial position, operating results and cash flow of these components is available to the Group.

33.	Operation Method of Hedges

The Group uses derivative financial instruments such as forward foreign exchange contracts and interest rate swaps contracts to hedge cash flow for foreign exchange risks and fluctuation in interest rate.

The relationship between hedging instrument and hedged item is recorded by the Group on hedging transaction date, including the target of risk management and various hedging transaction strategies. The Group will regularly assess whether the derivatives can continuously and effectively hedge cash flows of the hedged item during the period of hedging transactions. The Group uses the comparative method of the principle terms of the contract for prospective evaluations on the effectiveness of hedging, and uses ratio analysis method to do the retrospective evaluation on the effectiveness of hedging at the end of the reporting period.

Net amounts receivable or payable of hedging transactions is recorded into the balance sheet as assets or liabilities from hedging transaction date. The unrealized gain or loss shall be recorded into hedging reserve under equity. The change of fair values of forward foreign currency contract or interest swap contract shall be recognized through hedging reserve until the expected transactions occur. Accumulated balance in equity shall be included in the income statement or be recognized as part of the cost in relation of its assets once the expected transactions occur.

Annual Report 2014        283

Chapter 13     Financial Statements and Notes (under CASs)

IV.	PRINCIPLE ACCOUNTING POLICIES, ACCOUNTING ESTIMATES (continued)

33.	Operation Method of Hedges (continued)

When a hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting, the hedge accounting shall not be applicable. Accumulated gain or loss of hedging instruments is recorded in the equity and recognized when transaction occurs. In the event that expected transactions will not occur, then, accumulated gain or loss in shareholder’s equity will be transferred to the current profit and loss.

34.	Significant accounting policies and accounting estimates

When use the above mentioned accounting policies and accounting estimate, because of the uncertainty of operation, the Group needs to apply the judgments, estimates and assumptions to book value of inaccurate measured items, which was made on the basis of experiences of the management and consideration of other related factors. However, the actual conditions are possibly different from the estimates.

The Group makes regulatory check on above mentioned judgments, estimates and assumptions. The Company confirms the influences of the accounting modifications in the current and future of the modification time, dependently.

On balance sheet date, the key assumptions and the uncertainties leading to the possible major adjustments for the carrying amounts of the assets, liabilities in the future are as follows:

(1)	Depreciation and amortization

Fixed assets and intangible assets are depreciated and amortized on the straight-line or production basis over their useful lives. The Group shall regularly review the useful lives and economically recoverable coal reserves to determine the total amount of depreciation and amortization which will be included in each period. Useful lives are calculated on the basis of the experience from similar assets and expected change of technology. Economically recoverable coal reserves are calculated by the economically recoverable coal resources based on actual measurement. If the past estimates change significantly, the depreciation and amortization shall be adjusted during future periods.

Estimates of coal reserves are involved in subjective judgment, because the estimating technology is inaccurate, so the coal reserves are only approximate value. The recent production and technology documents shall be considered for the estimates of economically recoverable coal reserves which will be updated regularly, the inherent inaccuracy of technical estimating exists.

284        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

IV.	PRINCIPLE ACCOUNTING POLICIES, ACCOUNTING ESTIMATES (continued)

34.	Significant accounting policies and accounting estimates

(2)	Land subsidence, restoration, rehabilitation and environmental obligations

The Company needs to relocate the villages on the surface due to the underground coal mining, and bear the cost of relocation of villages, ground crops (or attachments) compensation, land rehabilitation, restructuring and environmental management and other obligations. The performance of obligation is likely to lead to outflow of resources, when the amount of the obligation can be measured reliably, it is recognized as an environmental reclamation obligations. Depending on the relevance with the future production activities and the reliability of the estimated determination, the flow and non-flow reclamation provision should be recognized as the profit and loss for the period or credited to the relevant assets.

After taking into account existing laws and regulations and according to the past experience and the best estimate of future expenditures, management determines Land subsidence, restoration, rehabilitation and environmental obligations. If the time value of money is material, the expected future cash outflows will be discounted to its net present value. Following the current coal mining activities and under the condition that the future impact on land and the environment has become evident, Land subsidence, restoration, rehabilitation and environmental costs may be amended from time to time. Discount rate used by the Group may change due to assessment on the time value of money market and debt specific risks, when the estimate of the expected costs changed, it will be adjusted accordingly by the appropriate discount rate.

(3)	Impairment of non-financial long-term assets

As described in Note 2 (19), at the date of the balance sheet the Group assesses impairment of non-financial assets to determine whether the recoverable amount of assets fell less than its carrying value. If the carrying value of the asset exceeds its recoverable amount, the difference is recognized as impairment loss.

The recoverable amount is the higher between the net amounts of fair value of the assets (or assets group) less disposal costs and the estimated present value of future cash flow of the assets (or assets group). As the Group cannot reliably access the open market price of the assets (or asset group), it is not reliable and accurate to estimate the fair value of assets. When estimating the present value of future cash flows, the company needs to make significant judgments on the future useful life, the product yield, price, the related operating costs of the assets (or assets group) and the discount rate used for calculating the present value. When estimating the recoverable amount, the Group will use all possibly available information, including the product yield, price from the reasonable and supportable assumption and the forecast related to operating costs.

Annual Report 2014        285

Chapter 13     Financial Statements and Notes (under CASs)

IV.	PRINCIPLE ACCOUNTING POLICIES, ACCOUNTING ESTIMATES (continued)

34.	Significant accounting policies and accounting estimates

(4)	Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. Expectation has been determined based on past performance and management’s expectations for the market development.

(5)	Taxes

The Company has obligations to pay a variety of taxes in a number of countries and regions. There are uncertainties for final tax treatments of many transactions and matters in normal operating activities. If there are differences between the ultimately ascertained results of these tax matters and the amounts that were initially recorded then the differences will impact the tax balance in the period that the above ultimate assertion being made.

Deferred tax assets shall be recognized on deductible temporary differences or tax losseswhen the management expects a probable future taxable profit to offset deductable temporary differences or tax losses. When the expected amount is different from the original estimation, the difference shall affect the recognition of deferred tax assets in the period in which the estimation changes. Deferred tax assets shall not be recognized on temporary differences and tax losses when the management expects no future taxable income to be offset.

35.	Significant changes of accounting policies and accounting estimates

(1)	Significant changes of accounting policies

Eight accounting standards were published or amended by the Minister of Finance in the year of 2014, in which amendments made to ASBEs No. 2 Long Term Equity Investment, ASBEs No. 9 Employee Benefits, ASBEs No. 30 Presentation of Financial Statements, ASBEs No. 33 Consolidated Financial Statement, ASBEs 37 Presentation of Financial Instruments, and publishment on ASBEs No. 39 Measurement of Fair Value, ASBEs No. 40 Joint Arrangement, ASBEs No. 41 Disclosure in Other Equity Bodies. All entities adopt ASBEs shall commence apply above new or amended standards from 1 July 2014, and public companies listed on overseas markets are encouraged to implement in advance.

The Group implemented above 8 standards from 1 July 2014 and made retrospective adjustments as required by each standard. Details are as below:

286        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

IV.	PRINCIPLE ACCOUNTING POLICIES, ACCOUNTING ESTIMATES (continued)

35.	Significant changes of accounting policies and accounting estimates (continued)

(1)	Significant changes of accounting policies (continued)

1)	Long-term equity investment

The long-term equity investment is defined in the revised ASBEs No. 2 Long-term Equity Investment as equity investment to the joint ventures and the invested entities for the purpose of the controls and significant influences on the invested entities. According to the regulations of the revised ASBEs, long-term equity investments held by the Group, which has no control, joint control or significant influence on the investee, has no offer in active market and whose fair values cannot be reliably measured, and was previously accounted in the long-term equity investment by the Company, is required to be processed in accordance with ASBEs No. 22 Recognition and Measurement of Financial Instruments. The Group has adjusted the financial statements of 2014, and has also made retrospective adjustments to comparatives according to the ASBEs, with the results as follows:

			31st December,
	31st December,		2013 < The
Items of balance sheet	2013	Adjustment	restatement >
Long-term equity investment	3,271,810	-38,503	3,233,307
AFS financial assets	173,057	38,503	211,560

Annual Report 2014        287

Chapter 13     Financial Statements and Notes (under CASs)

IV.	PRINCIPLE ACCOUNTING POLICIES, ACCOUNTING ESTIMATES (continued)

35.	Significant changes of accounting policies and accounting estimates (continued)

(1)	Significant changes of accounting policies (continued)

2)	Presentation of financial statements

According to the revised “ASBEs No. 30-Presentation of financial statements” standards and the requirements of its application guide, the Group has modified the presentation of financial statements, including the addition of the item “the accounting period shall be reclassified into the profits and losses if it meet the stipulated conditions in future”, the item “the accounting period shall not be reclassified into the profits and losses in future” and other items for presentations into the item of “Other comprehensive income” of the income statements. According to the requests of standards, the Group revised the presentation of annual financial statements of 2014, and also adjusted the presentation of comparative statements. Results are shown as below:

	31 December		31 December 2013
Balance Sheet Items	2013	Reclassification	(Restated)
Non-current assets due within one year	—	93,179	93,179
Long-term prepayment	120,161	-93,179	26,982
Financial liabilities at fair value through profit and loss	—	1,000,000	1,000,000
Financial liabilities for trade	1,000,000	-1,000,000	—
Short-term financing bonds payable	4,997,917	-4,997,917	—
Other current liabilities	4,021,563	4,997,917	9,019,480
Long-term employee benefits payable	—	7,701	7,701
Contingent liabilities	810,634	-7,701	802,933
Deferred revenue	—	62,327	62,327
Other non-current liabilities	62,327	-62,327	—
Capital reserves	2,427,026	679,624	3,106,650
Translation difference on foreign currencies	-3,142,877	3,142,877	—
Other comprehensive income	—	-3,822,501	-3,822,501

Profit and Loss Items	2013	Adjustments	2013 (Restated)
Other comprehensive income	-4,590,568	—	-4,590,568
Total after-tax net comprehensive income attributable to shareholders of the parent	—	-3,757,774	-3,757,774
1) Other comprehensive income not reclassified to profit and loss in the future	—	—	—
2) Other comprehensive income reclassified to profit and loss in the future	—	-3,757,774	-3,757,774
1. Other comprehensive income classified to profit and loss in the future shared by investee accounted under equity method	—	—	—
2. Gain/loss on fair value movement for available-for-sale financial assets	—	3,962	3,962
3. Effective Gain/loss on cashflow hedge	—	-697,967	-697,967
4. Translation difference on foreign currencies	—	-3,063,769	-3,063,769
After-tax net comprehensive income attributable to non-controlling interest	—	-832,794	-832,794

288        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

IV.	PRINCIPLE ACCOUNTING POLICIES, ACCOUNTING ESTIMATES (continued)

35.	Significant changes of accounting policies and accounting estimates (continued)

(1)	Significant changes of accounting policies (continued)

3)	Influences of other standards

For the other revised and promulgated standards, only the influences on description of the financial report accounting policies were involved. The Group implemented modification, supplementation and announcement to the descriptions of relative parts of accounting policies in the financial reports.

(2)	Significant changes of accounting estimates

During the reporting period, the Group made no changes in accounting estimates.

V.	TAXES

i.	The major tax categories and tax rate applicable to the Group and domestic subsidiaries are as follows:

1.	Income tax

Except Anyuan coal mine of Ordos Neng Hua and Inner Mongolia Xintai Coal Mining Co., Ltd, income tax is calculated at 25% of the total assessable income of the subsidiaries of the Group that registered in PRC.

According to notice of approval to preferential taxation for western development issued by Ejin Horo local tax bureau dated April 16, 2013, Anyuan coal mine of Ordos Neng Hua and Inner Mongolia Xintai Coal Mining Co., Ltd meet the requirements of western development preferential policies, of which income tax is calculated at 15% in 2014.

2.	Value added tax

The value added tax is applicable to the product sales income of the Company and domestic subsidiaries. The value added tax is paid at 17% of the corresponding revenue on coal and other commodities sales, except for the value added tax on revenue from heating supply is calculated at 13%. The value added tax payable on purchase of raw materials and so on can off sets the tax payable on sales at the tax rate of 17%, 13%, 7%, 6% and 3%. The value added tax payable is the balance between current tax payable on purchase and current tax payable on sales.

Pursuant to State Council Regulation No. 538 “PRC Value Added Tax Temporary Statute” (Revised), value added tax paid for the purchase of machinery and equipments can offset the tax payable on sales from January 1, 2009.

According to the approval of Jining City National Tax Bureau “Ji Guo Shui Liu Pi Zi” (2012) Document No. 1, as the subsidiary of the Company, Hua Ju Energy adopts the taxation policy of levy and refund 50% on VAT of electricity power and heating.

3.	Business tax

Business tax is applicable to the interest income of loan provided by the Group to subsidiaries and the business tax is paid at the 5%.

Annual Report 2014        289

Chapter 13     Financial Statements and Notes (under CASs)

V.	TAXES (continued)

4.	City construction tax & education fee

Subject to all taxes applicable to domestic enterprise according to the “Reply Letter to Yanzhou Coal Mining Co., Ltd.” issued by State Administration of Taxation (Guoshuihan [2001] No. 673), city construction tax and education fee are still calculated and paid at 7% and 3%, respectively, on the total amount of VAT payable and business tax payable.

5.	Resource tax

(1)	Resource tax in Shandong area

According to Notice for Adjustment on Coal Resources Tax in Shandong Province by the Minister of Finance, the State Administration of Taxation (caishui [2005]86), the applicable coal resource tax in Shandong Province is RMB 3.6 per ton.

Pursuant to the Notice of Adjustment of Resource Tax in Shandong Province (Lucaishui [2014] No. 43), which was jointly issued by the Ministry of Finance and the State Administration of Taxation, since 1 December 2014, the collection basis of resource tax in Shandong province has been changed from volumes into prices and the amount of business tax has been changed from RMB3.60 per tonne into 4%.

(2)	Resource tax in Shanxi area

According to Notice for Adjustment on Coal Resources Tax in Shanxi Province by the Minister of Finance, the State Administration of Taxation (caishui [2004]187), the applicable coal resource tax in Shanxi Province is RMB 3.2 per ton.

Pursuant to the Notice of the Reformation Implementation of Coal Resource Tax in Shanxi Province (Jincaishui [2014] No. 37), which was jointly issued by the Ministry of Finance and the State Administration of Taxation, since 1 December 2014, the collection basis of resource tax in Shanxi province has been changed from volumes into prices and the amount of business tax has been changed from RMB3.20 per tonne into 8%.

(3)	Resource tax in Inner Mongolian area

According to Notice for Adjustment on Coal Resources Tax in Inner Mongolia by the Minister of Finance, the State Administration of Taxation (caishui [2005]172), the applicable coal resource tax in Inner Mongolia is RMB 3.2 per ton.

Pursuant to the document of local government of Inner Mongolia the Announcement of Applicable Coal Resource Tax Rate in whole area (neizhengfa [2014]135), since 1 December 2014, the collection basis of resource tax in Inner Mongolia has been changed from volumes into prices and the amount of business tax has been changed from RMB3.20 per tonne into 9%.

290        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

V.	TAXES (continued)

5.	Resource tax (continued)

(3)	Resource tax in Inner Mongolian area (continued)

With resource tax paid on volume, the Company and its domestic subsidiaries pay resource tax on the amount of actual sales on the sum of raw coal and washed coal products times applicable tax rate.

With resource tax paid on price, the Company and its domestic subsidiaries thereof pay resource tax on the total taxable sales times applicable tax rate.

6.	Real estate tax

The tax calculation is based on the 70% of original value of real estate of the Group and domestic subsidiaries thereof with the applicable tax rate of 1.2%.

ii.	Main taxes and rates applicable to the company and subsidiaries thereof as following:

Taxes	Taxation basis	Rate
Income tax (note 1)	Taxable income	30%
Goods and services tax	Taxable added value	10%
Fringe benefits tax	Salary and wages	4.75%-9%
Resource tax	Sales revenue of coal	7%-8.2%
Mineral Resource Rent Tax (note 2)	Taxable profit	22.5%

Note 1:	Income tax for Australian subsidiaries of the Company is calculated at 30% of the total income. Yancoal Australia Limited (as referred to “Yancoal Australia and its 100% owned Australian subsidiaries are a taxation consolidated group pursuant to the rules of taxation consolidation in Australia. Yancoal Australia is responsible for recognizing the current taxation assets and liabilities for the taxation consolidated group (including deductible loss and deferred taxation assets of subsidiaries in the taxation consolidated group). Each entity in the tax consolidated group recognizes its own deferred tax assets and liabilities.

Note 2:	Mineral Resource Rent Tax (MRRT) is levied on the economic rental that generated from taxable volume of resources mined by mining enterprises, without any extensive treatment or appreciation. The tax base is the mining profit generated from mining project interest less mining allowances, and the applied tax rate is 22.5%. MRRT has been abolished by the Australian government on 30 September 2014.

iii.	Main taxes and rates applicable to other overseas subsidiaries of the Company thereof as following:

Areas or countries	Tax	Taxation basis	Rate
Hong Kong	Profits tax	Taxable income	16.5%
Luxemburg	Business income tax	Taxable income	22.5%
Canada	Goods and services tax	Taxable price of goods	5%
Canada	Business income tax	Taxable income	27%

Annual Report 2014        291

Chapter 13     Financial Statements and Notes (under CASs)

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS

Following disclosed financial Statement data, except for otherwise indicated, “Beginning balance” refers to 1 January 2014, “Ending balance” refers to 31 December 2014, “Current year” refers to the year from 1 January 2014 to 31 December 2014, “Last year” refers to the year from 1 January 2013 to 31 December 2013, and the presenting currency unit is thousand RMB Yuan.

1.	Cash and cash equivalents

	At December 31, 2014			At January 1, 2014
Items	Original currency	Exchange rate	RMB equivalent	Original currency	Exchange rate	RMB equivalent
Cash on hand
Including: RMB	737	1.0000	737	413	1.0000	413
USD	27	6.1190	165	27	6.0969	165
AUD	8	5.0174	40	10	5.4301	54

Subtotal			942			632

Cash in bank
Including:
RMB	16,568,188	1.0000	16,568,188	9,214,502	1.0000	9,214,502
USD	457,040	6.1190	2,796,628	560,038	6.0969	3,414,496
AUD	55,603	5.0174	278,982	482,564	5.4301	2,620,371
CAD	1,716	5.2755	9,053	2,736	5.7259	15,666
HKD	31	0.7889	24	39	0.7862	31
EUR	1,992	7.4556	14,852	12	8.4189	101
GBP	—	9.5437	—	1	10.0556	10

Subtotal			19,667,727			15,265,177

Other monetary assets
Including:
RMB	802,191	1.0000	802,191	104,441	1.0000	104,441
USD	4,598	6.1190	28,135	—	—	—
AUD	5,396	5.0174	27,074	25,791	5.4301	140,048
GBP	1	9.5437	10	—		—
Subtotal			857,410			244,489

Total			20,526,079			15,510,298

As at the end of the reporting period, the Group held 105.20 million as environmental guarantee deposits and 213.60 million as other guarantee deposits with the total amount of 318.80 million.

At the end of the reporting period, cash of the Group deposited overseas is 1.67 billion, owned by the overseas subsidiaries of the Company.

292        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

2.	Notes receivable

(1)	Notes receivable by category

	At December 31,	At January 1,
Category	2014	2014
Bank acceptance bills	5,022,043	7,558,118
Commercial acceptance bills	46,310	—

Total	5,068,353	7,558,118

(2)	Notes receivable endorsed or discounted at the end of the year but still be immature on the date of balance sheet

	Recognized	Recognized
	balance	balance
Items	at year end	at year end
Bank acceptance bills	4,552,432	—
Commercial Acceptance Bill	—

Total	4,552,432	—

3.	Accounts receivable

(1)	Category

			At 31 December 2014				At 1 January 2014
	Carrying		Bad debt		Carrying		Carrying	Bad debt		Carrying
	amount		Provision		Amount		amount	Provision		Amount
			Bad debt					Bad debt
Items	Amount	%	Provision	%		Amount	%	Provision	%
Provided for bad debts on portfolio basis	—	—	—	—		—	—	—	—
Aging portfolio	305,216	15	13,699	4	291,517	168,918	11	8,289	5	160,629
Risk-free portfolio	1,724,235	85	—	—	1,724,235	1,300,758	89	—	—	1,300,758
Subtotal	2,029,451	100	13,699	1	2,015,752	1,469,676	100	8,289	1	1,461,387

Total	2,029,451	—	13,699	—	2,015,752	1,469,676	—	8,289	—	1,461,387

Annual Report 2014        293

Chapter 13     Financial Statements and Notes (under CASs)

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

3.	Accounts receivable (continued)

(1)	Category (continued)

1)	Provision for bad debts on aging analysis

	At December 31, 2014
		Bad debt	Provision
Items	Amount RMB	provision	percentage (%)
Within 1 year	303,598	12,144	4
1 to 2 years	90	27	30
2 to 3 years	—	—	50
Over 3 years	1,528	1,528	100

Total	305,216	13,699	—

2)	Provision for bad debt provision in other method

	At December 31, 2014
	Carrying	Bad debt	Provision
Items	amount	amount	percentage (%)
Risk-free portfolio	1,724,235	—	—

Total	1,724,235	—

Note:	As at the end of the period, accounts receivable in risk-free portfolio included 1.2172 billion from Australian subsidiaries of the Company which did not accrue bad debt provision because of claims still in the normal credit period and 180.05 million of Letter of Credit issued by the bank.

(2)	There is no accounts receivable to write off during the reporting period.

(3)	Accounts due from shareholders of the Company holding more than 5% (including 5%) shares are excluded as at the end of period. Prefer to Note XI, iii, I for detailed amounts due from related parties of 460.02 million.

294        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

3.	Accounts receivable (continued)

(4)	The top five accounts receivables according to yearend amount collected by arrears parties

			Proportion of	Bad debt
			total accounts	provision
Items	Closing balance	age	receivables (%)	amount
Noble Group	239,552	Within 1 year	12	—
Shandong Coking Group (Qingdao) co., LTD	180,052	Within 1 year	9	—
Huadian Power International Corporation	167,666	Within 1 year	8	6,707
State Grid Shandong Electric Power Company Heze Power Supply Co.	160,660	Within 1 year	8	—
SASE Pty Ltd	158,055	Within 1 year	8

Total	905,985		45	6,707

4.	Advances to suppliers

(1)	Aging analysis

	At December 31, 2014		At January 1, 2014
Items	RMB	%	RMB	%
Within 1 year	1,864,710	95	1,148,338	99
1 to 2 years	93,120	4	16,972	1
2 to 3 years	13,734	1	11	—
Over 3 years	—	—	10	—

Total	1,971,564	100	1,165,331	100

Note:	Advances to suppliers aged over one year are advanced payment for equipment purchase. As the equipment is not yet arrived and still under execution, the Group has not made the settlement.

Annual Report 2014        295

Chapter 13     Financial Statements and Notes (under CASs)

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

4.	Advances to suppliers (continued)

(2)	The top five suppliers with advanced payments:

			Percentage of
			total amount of
			prepayment at
Company Name	Amounts	Age	yearend (%)
Poly Xiexin Electric Power Fuel Co., LTD	411,383	Within 1 year	21
Jining Gaoxin Construction Investment Co., Ltd.	160,290	Within 2 years	8
Tianyuan High-Tech Development Co., Ltd.	160,000	Within 1 year	8
Shanghai Green Linggang power fuel co., LTD	85,462	Within 1 year	4
Jinan Railway Coal Transport &
Trade Group Co., LTD	80,000	Within 1 year	4

Total	897,135		45

(3)	Advanced payments to shareholders of the Group holding more than 5% (including 5%) of the total shares are in debt of 2.88 million by the end of the period; totally prepaid related parties 28.97 million, accounting for 1.47% of the total balance. See Note XI, iii, 1 for details.

5.	Other receivables

(1)	Other receivables by category

	Ending balance					Beginning balance
	Carrying amount		Bad debt Provision		Book	Carrying amount		Bad debt Provision		Book
Items	Amount	%	Amount	%	value	Amount	%	Amount	%	value
Provided for bad debts on portfolio basis	—	—	—	—		—	—	—	—
Aging portfolio	26,061	4	16,001	61	10,060	28,784	5	17,818	62	10,966
Risk-free portfolio	638,787	96	—	—	638,787	587,874	95	—	—	587,874
Subtotal	664,848	100	16,001	2	648,847	616,658	100	17,818	3	598,840
Individually insignificant but provided for bad debts on individual basis	3,163	—	3,163	100	—

Total	668,011	—	19,164	—	648,847	616,658	—	17,818	—	598,840

296        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

5.	Other receivables (continued)

(1)	Other receivables by category (continued)

1)	Provision for bad debt on aging analysis

	Ending balance
		Bad debt
Items	Balance	provision	%
Within 1 year	9,750	390	4
1 to 2 year	1,000	300	30
2 to 3 years	—	—	50
Over3 years	15,311	15,311	100

Total	26,061	16,001	—

2)	Provision for bad debt in other method

Items	Carrying amount	Bad debt amount	%
Risk-free portfolio	638,787	—	—

Total	638,787	—	—

3)	Individually insignificant but provided for bad debts on individual basis

	Carrying	Provision for
Name	amount	bad debt	%	Reason
National Energy	3,163	3,163	100	uncollectable

Total	3,163	3,163	—	—

Annual Report 2014        297

Chapter 13     Financial Statements and Notes (under CASs)

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

5.	Other receivables (continued)

(2)	There is no other receivable write-off during the reporting period.

(3)	Classified by nature

	Ending	Beginning
Nature of receivables	balance	balance
Security bonds	329,246	122,292
Current account	231,504	401,004
Receivable for materials purchase	65,009	3,322
Taxes to be deducted	23,478	2
Petty cash	17,819	19,006
Receivable from investment	484	69,913
Reimbursement receivable	471	1,119

Total	668,011	616,658

(4)	As at the end of the reporting period, amounts due from controlling shareholders of the Company is 16.99 million (last year: 16.99 million); amounts due from related parties is 312.07 million, accounting for 46.72% of the total closing balance. Refer to Note XI, iii, 1 for details.

(5)	The top five debtors

				Proportion	Bad debt
				of other	provision
Company Name	Nature or contents	Amounts	Age	receivables (%)	amount
Shanghai CIFCO Futures Brokerage Co., LTD	Futures deposit	144,491	Within 1 year	22	—
Shandong Shengyang Wood Co., Ltd	Accounts current	86,389	2 to 3 years	13	—
New South Wales Local Tax Bureau	Tax refund	71,251	Within 1 year	11	—
Joint Venture of Moolarben Coal Mine	Land deposit	60,209	Within 1 year	9	—
The People’s Government of Ejin Horo Banner	Land deposit	50,000	1 to 2 years	7	—

Total		412,340		62

298        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

6.	Inventories

(1)	Inventory by category

	At December 31, 2014			At January 1, 2014
		Provision			Provision
	Book	for inventory		Book	for inventory
Items	Balance	impairment	Book Value	Balance	impairment	Book Value
Raw materials	167,173	—	167,173	253,901	—	253,901
Coal stock	1,111,773	52,942	1,058,831	1,123,756	52,887	1,070,869
Methanol stock	17,966	—	17,966	23,039	—	23,039
Low value consumables	226,510	—	226,510	241,410	—	241,410
Cost of real estate development	99,433	—	99,433	7,949	—	7,949

Total	1,622,855	52,942	1,569,913	1,650,055	52,887	1,597,168

(2)	Provision for inventory impairment

						Foreign
						currency	At
	At 1 January	Increase		Decrease		translation	December 31,
Items	2014	Accrual	Others	Reversal	Others	difference	2014
Coal stock	52,887	4,242	—	—	—	-4,187	52,942

Total	52,887	4,242	—	—	—	-4,187	52,942

Annual Report 2014        299

Chapter 13     Financial Statements and Notes (under CASs)

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

7.	Non-current assets within one year

	At December 31,	At January 1,
Items	2014	2014	Nature
Long-term receivables due in one year	1,705,757		Loan to Middlemount Mine
Long-term prepayments due in one year	37,497	93,179	Deferred expense

Total	1,743,254	93,179

Note:	Loan to Middlemount Mine is a long-term loan provided by subsidiary Gloucester Coal Ltd. to Middlemount Joint Venture. This loan is due on 24 December 2015 with interest rate equals to commercial loans in the same period.

8.	Other current assets and other current liabilities

(1)	Other current assets

	At December 31,	At January 1,
Items	2014	2014	Nature
Land subsidence, restoration, rehabilitation and environment costs	2,102,118	2,192,953	Note IV.24
Environment management guarantee deposit	1,095,493	1,095,493	Note XV.2
Mining royalty receivable	89,137	105,584	Note 1
Hedging-forward foreign exchange contract	359	13,062	Note IV.60
Collar option		3,589	Note IV.60

TOTAL	3,287,107	3,410,681

(2)	Other current liabilities

	At December 31,	At January 1,
Items	2014	2014	Nature
Land subsidence, restoration, rehabilitation and environment costs	3,320,888	3,683,558	Note IV.24
Hedging instrument-interest rate swap	—	43,532	Note IV.60
Deferred income	3,642	22,894	Note 3
Hedging-forward foreign exchange contract	2,621	181,358	Note IV.60
Collar option	78,317	90,221	Note IV.60
Short-term financing bonds	4,999,583	4,997,917	Note 2

TOTAL	8,405,051	9,019,480

300        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

8.	Other current assets and other current liabilities (continued)

(2)	Other current liabilities (continued)

Note 1:	It is the right of Middlemount Coal Pty Ltd, a company jointly controlled by the Company and its subsidiary Gloucester, of collecting the mining royalties (ie, 4% of its FOB profits) from Middlemount coal mine during the mining period. The management calculated this on every reporting date based on its present value of the discounted cash flow; the change of profit or loss is recorded as the current profit or loss. As at 31 December 2014, AUD17.77 million of mining royalties receivable within one year is recognized as other current assets and AUD181.35 million of mining royalties receivable over 1 year is recognized as other non-current asset.

Note 2:	In accordance with the Notice of Acceptance of Registration issued by China’s National Association of Financial Market Intuitional Investors [Zhongshixiezhu [2013] PPN No.306] and [Zhongshixiezhu [2013] CP No. 418], the Company was approved to register short-term financing bonds, with aggregate amount of RMB1.5 billion. On 11 November 2013, the Company successfully issued the first tranche of 12-month short-term financing bonds with interest rate of 6%. After deduction of issuance cost, RMB4.9975 billion was raised actually, and this short-term financing bonds has been repaid during the current period; On March 12, 2014, the Group issued the first tranche of 12-month short-term financing bonds with interest rate of 5.95%, raising RMB5 billion. After deduction of issuance cost, RMB4.9975 was actually raised. The situation of the short-term bonds payable is as follows:

Category	Total face value	Issuing date	Maturity	Issued amount	At January 1, 2014	Issued amount of 2014	Interest accrual as per face value	Amortization of overflow and discount	Repayment of 2014	At December 31, 2014
Corporate short-term bond	5,000,000	2013-11-4	1 year	4,997,500	4,997,917	—	260,833	2,083	5,000,000	—
Corporate short-term bond	5,000,000	2014-3-14	1 year	4,997,500	—	4,997,500	15,823	2,083	—	4,999,583

Total	—	—	—	9,995,000	4,997,917	4,997,500	276,656	4,166	5,000,000	4,999,583

Note 3:	The Company has reclassified 3.642 million of the government grants which will be recognised in profit/loss within one year into the other current liabilities. Details are as follows:

Government grant category	Balance Beginning balance	New additional grants of 2014	Amount recognized as non-operating income in 2014	Other changes	Foreign currency translation difference	Balance Ending balance	Related to assets/income
Infrastructure construction subsidies	—	3,028	—	—		3,028	Related to assets
Mining emergency rescue equipment subsidies	991	614	991	—		614	Related to assets

Total	991	3,642	991	—		3,642

Annual Report 2014        301

Chapter 13     Financial Statements and Notes (under CASs)

9.	Available for sale financial assets

(1)	Details

	Balance at December 31, 2014			Balance at January 1, 2014
Items	Carrying amount	Provision for impairment	Book value	Carrying amount	Provision for impairment	Book value
AFS debt instruments
AFS equity instruments	388,763	—	388,763	211,560	—	211,560
Measurement in fair value	249,405	—	249,405	172,855	—	172,855
Measurement in cost	139,360	—	139,360	38,705	—	38,705

Total	388,763	—	388,763	211,560	—	211,560

(2)	Closing balance valued at fair value

Items	Available for sale equity instruments	Total
Cost of equity instruments/amortized cost of debt instruments	79,037	79,037
Fair value	249,403	249,403
Changes in fair value recognized in other comprehensive income	170,366	170,366
Accrued amount for impairment

(3)	Closing balance valued at cost

		Carrying amount				Provision for impairment
Investees	Opening balance	Addition	Reversals	Foreign currency translation difference	Balance at December 31, 2014	Balance at January 1, 2014	Addition	Reversals	Closing balance	Shares proportion (%)	Cash dividends
Yankuang Group Guohong Chemical Co., Ltd.	29,403	—	—	—	29,403					5
Jianxin Zoucheng Rural Bank Co., Ltd.	9,000	—	—	—	9,000					9
Shenzhen Weiersen Floriculture Co., Ltd.	100	—	—	—	100					—
Investment on Wiggins Island Coal Export Terminal	—	—	—	—	—
Investment on Waratah port	202	—	—	-15	187
Ordos South Railway Co., Ltd.	100,670	—	—	100,670

Total	38,705	100,670	—	-15	139,360

302        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

10.	Held-to-maturity investment

(1)	Details

	Balance at December 31, 2014			Balance at January 1, 2014
Items	Carrying amount	Provision for impairment	Book value	Carrying amount	Provision for impairment	Book value
Entrusted loans of Shannxi
Future Energy Chemicals Co., Ltd.	1,250,000	—	1,250,000

Total	1,250,000	—	1,250,000

Note:	The first meeting of the Company’s sixth Board Meeting has approved to provide entrusted loan of RMB 1.25, with the term from August 2014 to August 2015 and annual rate of 8%, to Shannxi Future Energy Chemicals Co., Ltd. on the percentage of shareholding, and accept 30% shareholdings of Yankuang Group as the pledge guarantee.

11.	Long-term accounts receivable

(1)	Long-term accounts receivable

	Balance at December 31, 2014			Balance at January 1, 2014
Items	Carrying amount	Provision for impairment	Book value	Carrying amount	Provision for impairment	Book value
Middlemount loans (Note 1)	—	—	—	1,587,002		1,587,002
Gladstone long-term securities (Note 2)	158,048	—	158,048	171,048		171,048
E class Wiggins Island Preference Securities (Note 2)	76,866	—	76,866	83,188		83,188

Total	234,914	—	234,914	1,841,238		1,841,238

Note:	Yancoal Australia invested the following securities issued by Wiggins Island Coal Export Terminal Pty Ltd in 2011.

1)	The purchasing price of GiLTS (Gladstone Long Term Securities) is AUD31.5 million.

2)	The purchasing price and par value of WIPS (E class Wiggins Island Preference Securities) are AUD15.32 million and AUD30.60 million, respectively.

3)	As WIPS and GiLTS have no active market and cannot be traded.

Annual Report 2014        303

Chapter 13     Financial Statements and Notes (under CASs)

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

12.	Long-term equity investments

				Increase/Decrease in 2014
Name of investees	Opening balance	Addition	Reversals	Investment profits and losses under equity method	Adjustments of other comprehensive income	Other equity changes	Announcement of cash dividends or profits	Accruals of provision for impairment	Foreign Others	currency translation difference	Closing balance	Closing balance of provision for impairment
I. Joint venture
Australian Coal Processing Holding Pty Ltd	—	—	—	—	—	—	—	—		—	—
Ashton Coal Mines Limited	16,481	—	—	—	—	—	—	—	-15,855	-626	—
Middlemount Joint Venture	471,869	—	—	-321,180	—	—	—	—		-23,173	127,516
Shengdi Fenlei Coal Preparation and Engineering Technology (Tianjin) Co., Ltd. (Note 1)	—	3,000	—	351	—	—	—	—		—	3,351
II. Associates	—	—	—	—	—	—	—	—		—	—
China HD Zouxian Co., Ltd.	1,183,098	—	—	184,304	—	—	-178,645	—		—	1,188,757
Yankuang Group Finance Co., Ltd. (Note 2)	211,858	125,000	—	30,950	—	—	-57,500	—		—	310,308
Shaanxi Future Energy Chemical Co,. Ltd.	1,350,000	—	—	95,351	11,213	—	—	—		—	1,456,564
Shandong Shengyang Wood Co., Ltd	—	—	—	—	—	—	—	—		—	—
Jining Jiemei New Wall Material Co., Ltd	—	—	—	—	—	—	—	—		—	—
Newcastle Coal Infrastructure Group
Pty Ltd (“NCIG”)	1	—	—	—	—	—	—	—		—	1

Total	3,233,307	128,000	—	-10,224	11,213	—	-236,145	—	-15,855	-23,799	3,086,497

Note 1:	Yancoal Australia, the subsidiary of the Company, purchased 10% of shareholding of Ashton Coal Mines Limited on 30 September 2014, which leads to its inclusion in consolidation. Please refer to Note VII for details.

Note 2:	The Company approved Resolution on Additional Investment in Yankuang Group Finance Co., Ltd. from Yanzhou Coal Mining Company Limited on the first meeting of the sixth session of the Board. The Company shall further invest RMB125 million in Yankuang Group Finance Co., Ltd. which has been paid in June 2014. The company’s percentage of shares held in Ashton did not change after the increase in investment.

304        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

13.	Fixed assets

(1)	Breakdown of fixed assets

Items	Land	Buildings	Mining structure	Ground structure	Harbour works and craft	Plant, machinery and equipments	Transportation equipment	Others	Total
I. Original cost
1. Balance at January 1, 2014	975,603	4,937,111	8,920,930	2,251,961	253,677	24,906,167	530,666	980,103	43,756,218
2. Increase	143,539	433,491	1,243,588	1,331,475	—	4,720,813	20,630	872,989	8,766,525
(1) purchase	—	137,805	59,058	—	—	26,865	—	53	223,781
(2) transfers from construction in progress	18,683	288,613	1,122,330	1,331,475	—	4,568,746	20,630	872,936	8,223,413
(3) business combination	124,856	5,761	62,200	—	—	115,806	—	—	308,623
(4) reclassification	—	1,312	—	—	—	9,396	—	—	10,708
3. Decrease	1,784	7,286	14,998	12,248	—	98,849	10,217	153,149	307,456
(1) disposals	—	7,286	14,998	12,248	—	98,849	10,217	153,149	296,747
(2) reclassification	1,784	—	8,925	—	—	—	—	—	10,709
4. Translation reserve	-79,749	-42,114	-268,869	—	—	–753,423	—	—	-1,144,155
5. Balance at December 31, 2014	1,037,609	5,321,202	9,871,726	3,571,188	253,677	28,774,708	541,079	1,699,943	51,071,132
II. Accumulated depreciation
1. Balance at January 1, 2014	—	2,434,439	3,051,824	1,399,911	88,870	11,280,072	421,714	351,246	19,028,076
2. Increase	—	131,617	488,120	147,469	5,702	1,974,972	28,480	113,882	2,890,242
(1) accrual	—	129,942	472,439	147,469	5,702	1,920,125	28,480	113,882	2,818,039
(2) reclassification	—	226	—	—	—	9,396	—	—	9,622
(3) business combination	—	1,449	15,681	—	—	45,451	—	—	62,581
3. Decrease	—	5,256	24,391	9,084	—	93,772	10,217	140,770	283,490
(1) disposals	—	5,256	14,769	9,084	—	93,772	10,217	140,770	273,868
(2) reclassification	—	—	9,622	—	—	—	—	—	9,622
4. Translation reserve	—	-6,787	-55,306	—	—	–213,694	—	—	-275,787
5. Balance at December 31, 2014	—	2,554,013	3,460,247	1,538,296	94,572	12,947,578	439,977	324,358	21,359,041
III. Provision for impairment
1. Balance at January 1, 2014	—	65,182	190,178	24,398	—	289,674	215	84	569,731
2. Increase
3. Decrease
4. Translation reserve	—	—	-14,454	—	—	—	—	—	-14,454
5. Balance at December 31, 2014	—	65,182	175,725	24,398	—	289,674	215	84	555,277
IV. Carrying amount
1. At December 31, 2014	1,037,609	2,702,007	6,235,755	2,008,494	159,105	15,537,456	100,887	1,375,501	29,156,814
2. At January 1, 2014	975,603	2,437,490	5,678,928	827,652	164,807	13,336,421	108,737	628,773	24,158,411

Annual Report 2014        305

Chapter 13     Financial Statements and Notes (under CASs)

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

13.	Fixed assets (continued)

(2)	Fixed assets acquired through finance lease

Items	Original carrying amount	Accumulated depreciation	Provision for impairment	Carrying amount
Plant, machinery and equipments	2,083,634	273,758	—	1,809,876

Total	2,083,634	273,758	—	1,809,876

(3)	Fixed assets with no certificate of title

Items	Carrying amount	Reason
Buildings	689,846	Self-constructed buildings, certificate of property rights are in progress
Buildings	137,805	In process

Total	827,651

(4)	There is no provision and depreciation of lands as overseas subsidiaries enjoys the permanent ownership of the land.

(5)	As at the end of the reporting period, the fixed assets still in use with fully depreciation is RMB6.43 billion in the Group.

14.	Construction in progress

(1)	Construction in progress by category

	At 31 December, 2014			At 1 January, 2014
Items	Book balance	Provision for impairment	Carrying amount	Book balance	Provision for impairment	Carrying amount
I. Maintenance construction	426,178	—	426,178	297,847	—	297,847
II. Technical revamping	156,791	—	156,791	97,405	—	97,405
III. Infrastructure construction	27,143,962	127,472	27,016,490	29,859,241	137,790	29,721,451
IV. Safety construction	564,914	—	564,914	613,851	—	613,851
V. Exploration construction	545,676	—	545,676	661,248	—	661,248

Total	28,837,521	127,472	28,710,049	31,529,592	137,790	31,391,802

Note: As at the end of the reporting period, there is RMB1.33 billion of construction in progress is pledged as collateral.

306        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

14.	Construction in progress

(2)	Changes of significant construction in progress

			Reduction
Items	At 1 January, 2014	Addition	Transferred into Fixed assets	Others	Translation reserve	At 31 December, 2014
Shilawusu coal mine and coal processing project	12,855,181	560,148	—	—	—	13,415,329
Zhuan Longwan coal project	8,319,615	484,210	5,221	—	—	8,798,604
Ordos methanol project	3,856,740	10,505	3,742,123	125,122	—	—
Ying Panhao coal project	854,186	884,251	193	—	—	1,738,245
Canada potash project	1,691,407	86,558	—	—	-131,774	1,646,191

Total	27,577,129	2,025,672	3,747,537	125,122	-131,774	25,598,368

(Continued)

Items	Budgeted amount	Accumulated investment/ budgeted ratio (%)	Progress	Accumulated amount of capitalized interests	Including: amount of capitalized interests in 2014	Rate of capitalized interests in 2014 (%)	Capital sources
Shilawusu coal mine and coal processing project	16,721,054	80	80	10,823	8,943	6.15	Borrowings
Zhuan Longwan coal project	10,082,225	87	87	65,564	48,379	6.4	Borrowings
Ordos methanol project	4,138,747	93	93	379,426	161,796	6.4	Borrowings
Ying Panhao coal project	9,645,116	18	18	85,354	51,670	6.4	Borrowings
Canada potash project	N/A			3,136	3,136	Libor+2.4%	Borrowings

Total		—	—	544,304	273,924

Note: Canadian potash project is still at an early stage of exploration, no overall budget.

Annual Report 2014        307

Chapter 13     Financial Statements and Notes (under CASs)

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

15.	Intangible assets

Items	Mining rights	Unproved mining equity interests	Land use rights	Patents and known-how	Water access rights	Software	Total
I. Original cost
1. Balance at 1 January, 2014	25,949,292	3,051,472	911,981	135,753	131,079	105,297	30,284,874
2. Increase	782,928	—	123,852	100,982	—	11,010	1,018,772
(1) purchase	782,928	—	123,852	100,982	—	11,010	1,018,772
(2) business combination
3. Decrease
(1) disposals
4. Translation reserve	-1,358,252	-231,919	-840	-10,318	-495	-8,411	-1,610,235
5. Balance at 31 December, 2014	25,373,968	2,819,553	1,034,993	226,417	130,584	107,896	29,693,411
II. Accumulated amortisation
1. Balance at 1 January, 2014	4,016,167	—	217,240	—	282	24,898	4,258,587
2. Increase	1,093,108	—	18,888	—	—	13,385	1,125,381
(1) accrual	1,093,108	—	18,888	—	—	13,385	1,125,381
3. Decrease
(1) disposals
4. Translation reserve	-125,499	—	-68	—	-21	-2,404	-127,992
5. Balance at 31 December, 2014	4,983,776	—	236,060	—	262	35,879	5,255,976
III. Provision for impairment
1. Balance at 1 January, 2014	2,076,426	—	—	—	—	—	2,076,426
2. Increase
(1) accrual
3. Decrease	—	—	—	—	—	—	—
(1) disposals
4. Translation reserve	-157,813	—	—	—	—	—	-157,813
5. Balance at 31 December, 2014	1,918,613	—	—	—	—	—	1,918,613
IV. Carrying amount
1. At 31 December 2014	18,471,579	2,819,553	798,933	226,417	130,323	72,017	22,518,822
2. At 1 January 2014	19,856,699	3,051,472	694,741	135,753	130,797	80,399	23,949,861

Note:	As at the end of the reporting period, the mining right in intangible assets, with its net value of RMB13.04517 billion, is pledged as collateral.

(1)	Land use rights with no certificate of title

Items	Carrying amount	Reason
Land use rights	107,940	In process
Land use rights	58,824	Service fees related to land are outstanding
Land use rights	56,000	Original land title expired, new land title in progress

Total	222,764

308        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

16.	Goodwill

		Increase in 2014		Decrease in 2014
Items	Balance at 1 January 2014	Business combination	Others	Business combination	others	Translation reserve	Balance at 31 December 2014	Closing balance of provision of impairment
Acquisition of Xintai	653,836						653,836
Acquisition of Yancoal Resources	532,219			193,178		-32,816	306,225
Acquisition of Syntech II	23,753					-1,806	21,947
Acquisition of Premier	14,771					-1,123	13,648	13,648

Acquistion of Yanmei Shipping	10,045						10,045
Total	1,234,624	—	—	193,178	—	-35,745	1,005,701	13,648

Note:	Yancoal Australia, subsidiary of the Company, acquired 60% of shareholdings of Ashton Mine through acquisition of Yancoal Resources in 2009 and recognized AUD37 million of goodwill. During the reporting period, Yancoal Australia acquired 10% of the remaining shareholdings of Ashton Mine and included it in consolidation. The goodwill is revalued and no longer individually recognized as identifiable asset.

Annual Report 2014        309

Chapter 13     Financial Statements and Notes (under CASs)

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

17.	Deferred tax assets and deferred tax liabilities

(1)	Deferred tax assets without the offset

	At 31 December 2014		At 1 January 2014
Items	Deductible temporary differences	Deferred tax assets	Deductible temporary differences	Deferred tax assets
Deferred tax assets of the parent company and its domestic subsidiaries
Land subsidence, restoration, rehabilitation and environmental costs	2,946,150	736,537	3,351,374	837,844
Provision for maintenance fees, safety production and development fund	1,669,857	395,681	2,051,429	494,718
Differences of the depreciation of fixed assets	763,985	189,732	839,309	208,011
Accrued and unpaid salaries and social insurance	385,740	96,435	570,902	142,726
Interest for mining right expense occupancy	238,875	59,719	147,715	36,929
Contingent value right (CVR)	—	—	95,817	23,954
Hedging instrument liability	664	166	48,751	12,188
Provision for impairment of assets	33,237	8,272	25,789	6,410
Deferred income	16,733	4,183	20,752	5,188
Amortization difference of intangible assets	111,478	27,869	—	—
Un-recouped losses	407,334	101,833	—	—
Others	8,913	2,230	9,471	2,367

Subtotal	6,582,966	1,622,657	7,161,309	1,770,335

Deferred tax assets of subsidiaries in Australia
Un-recouped losses	9,938,631	2,981,589	7,135,346	2,140,604
Minerals resource rent tax and its effect on income tax	—	—	6,374,221	1,912,266
Hedging instrument liability	4,083,464	1,225,039	1,825,045	547,513
Rehabilitation costs	541,504	162,451	558,100	167,430
Take or pay liabilities	282,251	84,675	334,240	100,272
Finance lease	209,615	62,885	267,312	80,194
Assets amortization	1,292,930	387,879	267,080	80,124
Others	943,426	283,028	820,825	246,248

Subtotal	17,291,821	5,187,546	17,582,169	5,274,651

Total deferred tax assets	23,874,787	6,810,203	24,743,478	7,044,986

310        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

17.	Deferred tax assets and deferred tax liabilities (continued)

(2)	Deferred tax liabilities without the offset

	At 31 December 2014		At 1 January 2014
Items	Taxable temporary differences	Deferred tax liabilities	Taxable temporary differences	Deferred tax liabilities
Deferred tax liabilities of the Company and its domestic subsidiaries
Fair value of mining rights	15,800,224	3,579,002	14,664,542	3,666,136
Amortization and recognition of environmental deposits	626,423	156,606	719,817	179,954
Fair value adjustment of available-for-sale financial assets	170,366	42,592	93,817	23,454

Subtotal	16,597,013	3,778,200	15,478,176	3,869,544

Deferred tax liabilities of subsidiaries in Australia
Amortization and recognition of assets	9,920,534	2,976,160	9,289,971	2,786,991
Minerals resource rent tax and its effect on income tax	—	—	4,913,644	1,474,093
Unrealized gain or loss on foreign currency exchange	3,008,125	902,437	830,671	249,201
Hedging instrument assets	2,044,850	613,455	799,412	239,824
Others	316,527	94,958	253,149	75,945

Subtotal	15,290,036	4,587,010	16,086,847	4,826,054

Total deferred tax liabilities	31,887,049	8,365,210	31,565,023	8,695,598

Note:	Pursuant to relative laws and regulations, MRRT and its effect on income tax under deductible temporary differences are expenditures that can be deducted from taxable income in future years, and MRRT and its effect on income tax under taxable temporary differences are the amount that will be added to the taxable income in future years. MRRT was abolished in September 2014 and related assets and liabilities were derecognized.

Annual Report 2014        311

Chapter 13     Financial Statements and Notes (under CASs)

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

18.	Other non-current assets

	At 31 December	At 1 January
Items	2014	2014
Mining royalties receivable (VI, 9, Note 1)	909,927	1,028,789
Prepayment for investment (XIII, 1, (1))	117,926	117,926
Customer’s contracts	23,137	13,926
Security deposit of Gloucester	5,026	5,440

Total	1,056,016	1,166,081

19.	Provision for impairment of assets

	At 1 January	Increase		Decrease		Translation	At 31 December
Items	2014	Accrual	Others	Reversal	Others	differences	2014
Bad debt provision	26,107	6,756	—	—	—	—	32,863
Provision for impairment of inventories	52,887	4,242	—	—	—	-4,187	52,942
Provision for impairment of fixed assets	569,731	—	—	—	—	-14,454	555,277
Provision for impairment of construction in progress	137,790	—	—	—	—	-10,318	127,472
Provision for impairment of intangible assets	2,076,426	—	—	—	—	-157,813	1,918,613
Provision for impairment of goodwill	14,771	—	—	—	—	-1,123	13,648

Total	2,877,712	10,998	—	—	—	-187,895	2,700,815

20.	Short-term loans

(1)	Short-term loans by category

	At 31 December	At 1 January
Items	2014	2014
Credit loans	2,827,850	3,512,612

Total	2,827,850	3,512,612

Note: The	rate of short-term loans is between 3.08% and 6.24%.

312        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

21.	Financial liabilities at fair value through profit or loss

	At 31 December	At 1 January
Items	2014	2014
Tradable note (Note 1)		1,000,000
Futures investment (Note 2)	664

Total	664	1,000,000

Note 1:	On 25 December 2013, the Company successfully issued the first tranche of 3-month debt financing notes through private placement with interest rate of 6.8% which have been returned during this reporting period.

Note 2:	The Company started to purchase thermal coal futures from Shanghai CIFCO Futures since August 2014. At the end of reporting period, the fair value of these futures is 660 thousand.

22.	Notes payable

	At 31 December	At 1 January
Items	2014	2014
Bank acceptance bills	1,806,399	282,141
Commercial acceptance bills (Note)	295,959	34,220

Total	2,102,358	316,361

Note:	All the commercial acceptance bills will be due within 6 months.

23.	Accounts payable

	At 31 December	At 1 January
Items	2014	2014
Total	2,125,594	2,448,642

Including: over 1 year	138,380	141,225

(1)	Amount due to controlling shareholder of the Company is 4.68 million at the end of this reporting period.

Annual Report 2014        313

Chapter 13     Financial Statements and Notes (under CASs)

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

24.	Advances from customers

(1)	Advances from customers

	At 31 December	At 1 January
Items	2014	2014
Total	798,437	852,247

Including: over 1 year	42,026	47,081

(3)	There is no advanced payment due to shareholders of the Company holding more than 5% (including 5%) shares.

25.	Salaries and wages payable

(1)	Employee benefits payable

				Foreign
	At 1 January			currency	At 31 December
Items	2014	Increase	Decrease	difference	2014
Short-term salaries and wages	1,010,695	9,655,050	9,866,040	-32,696	767,009
Post-employment benefits-defined contribution plan	10,334	1,004,237	944,170	—	70,401
Termination benefits	927	33,508	34,401	-34	—
Other benefits due within 1 year	34,937	524,508	522,022	-2,754	34,669

Total	1,056,893	11,217,303	11,366,633	-35,484	872,079

(2)	Short-term salaries and wages

				Foreign
	At 1 January			currency	At 31 December
Items	2014	Increase	Decrease	difference	2014
Salary, bonus, benefits and allowance	589,666	5,963,514	6,232,519	-3,296	317,365
Employees’ benefits	—	932,755	932,755	—	—
Social insurance	8,626	565,546	540,154	—	34,018
Including: medical insurance	6,856	450,111	426,905	—	30,062
Injury insurance	—	69,632	68,821	—	811
Maternity insurance	1,770	45,803	44,428	—	3,145
Housing fund	6,716	472,114	474,424	—	4,406
Union fund and training fund	34,628	154,701	150,127	—	39,202
Short-term paid leave	371,059	1,566,420	1,536,061	-29,400	372,018

Total	1,010,695	9,655,050	9,866,040	-32,696	767,009

314        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

25.	Salaries and wages payable (continued)

(3)	Defined contribution plan

				Foreign
	At 1 January			currency	At 31 December
Items	2014	Increase	Decrease	difference	2014
Basic pension insurance	8,371	923,419	867,641	—	64,149
Unemployment insurance	1,963	80,818	76,529	—	6,252

Total	10,334	1,004,237	944,170	—	70,401

26.	Taxes payable

	At 31 December	At 1 January
Items	2014	2014
Value added tax	-374,731	-284,615
Business tax	18,258	17,288
Income tax	90,913	870,003
Price reconciliation fund	14,837	56,518
Goods and service tax	-47,499	-47,741
Others	105,070	138,354

Total	-193,152	749,807

27.	Interest payable

(1)	Interest payable by category

	At 31 December	At 1 January
Item	2014	2014
Interest for fund occupancy	238,875	348,923
Interest for corporate bonds	417,447	154,511
Interest payable on short-term bonds	241,306	39,167
Interest of long-term borrowing with instalment payment of interest and principal due at maturity	39,844	27,914
Interest for short-term borrowing	—	15,602
Interest payable for debt financing notes through private placement	—	944
Interest for long-term account payable	20,301	—

Total	957,773	587,061

Annual Report 2014        315

Chapter 13     Financial Statements and Notes (under CASs)

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

28.	Other payable

(1)	Other payable classified by nature

	At 31 December	At 1 January
Nature	2014	2014
Investment payable	2,519,313	2,519,313
Project funds	2,150,809	1,605,100
Withholding account payable	580,514	669,133
Dealing accounts	429,373	578,670
Deposit guarantee	39,891	45,244
Accrued freight charges	1,576	2,413

Total	5,721,476	5,419,873

(2)	Major other payable ageing over 1 year

	At 31 December
Company	2014	Reasons for outstanding or transfer
Equity investment payable for the acquisition of Haosheng Company	2,519,313	Equity investment on Haosheng Company
Yankuang Xinlu Construction and Development Co., Ltd.	46,633	Project unfinished
No. 29 Construction Department of China Coal No. 3 Construction (group) Corporation Ltd.	29,218	Project unfinished
China Coal Seventy-one Engineering Department	25,499	Project unfinished
Linde Engineering (Hangzhou) Co., Ltd.	21,766	Project unfinished

Total	2,642,428

(3)	As at 31 December 2014, other payable due to the controlling shareholder of the Company is totaling up to RMB352.2 million.

316        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

28.	Other payable (continued)

(4)	Other payables with large amount by the end of the reporting period

Item	Amount	Ageing	Nature/Content
Consideration on equity investments due to Haosheng	2,519,313	1 to 2 years	Equity investment
Yankuang Group Co., Ltd	352,197	Within 1 year; 1 to 2 years	Withholding accounts payable
Yankuang Group Donghua Construction Co., Ltd	328,371	Within 1 year; 1 to 2 years	Project funds
Yankuang Group Donghua Heavy Industry Co., Ltd.	263,662	Within 1 year; 1 to 2 years	Equipment funds
Yankuang Group Donghua Co., Ltd.	20,135	Within 1 year; 1 to 2 years	Project funds, etc

Total	3,483,678

29.	Non-current liabilities due within one year

(1)	Non-current liabilities due within one year

	At 31 December	At 1 January
Items	2014	2014
Long-term borrowing due within one year	3,015,909	1,721,675
Long-term payable due within one year	439,379	481,852
Estimated liabilities due within 1 year (Note 1)	177,655	90,025
CVR (Note 2)	—	1,408,729

Total	3,632,943	3,702,281

(2)	Long-term borrowing due within one year

	At 31 December	At 1 January
Loan by category	2014	2014
Guaranteed loans (Note 3)	1,788,294	1,464,388
Debt of honour	993,662	230,219
Mortgaged loan (Note 4)	233,953	27,068

Total	3,015,909	1,721,675

Annual Report 2014        317

Chapter 13     Financial Statements and Notes (under CASs)

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

29.	Non-current liabilities due within one year (continued)

(3)	Long-term payable due within one year

Names	At 31 December 2014	At 1 January 2014
Jining Municipal Land and Resources Bureau (Note 5)	396,285	396,285
Freight finance lease	40,585	42,852
Deferred payment for acquisition of Minerval	2,509	2,715
The Department of Land and Resources of the Inner Mongolia Autonomous	—	40,000

Total	439,379	481,852

Note 1:	The expected liabilities due within one year mainly composed of AUD10.11 million of take-or-pay liabilities. The information related to the take-or-pay liabilities are described in “VI, 34, Note 2”.

Note	2: In June 2012, contingent Value Right (CVR) is a guarantee that protects the value of the merged Yancoal’s shares held by Gloucester’s shareholders. Eighteen months after the merger: In 18 months after the completion of merger (December 2013), if the value of Yancoal’s shares (the last 3 months volume weighted average trading price) is below AUD6.96 per share, Gloucester shareholders will be entitled to recoup the share value of up to AUD6.96 per share, and the recoupment is up to AUD3 per share. However, shares held by Noble Group, the former major shareholder of Gloucester is not entitled to enjoy this guarantee. The ultimate guarantee amount is determined to be AUD3/share, totalling AUD262.94 million, which has been paid to ASX, the agent of the Company, on 27 February 2014.

Note 3:	In 2011, the Company borrowed 3,900 million from Tiexi branch of ICBC. Prior to obtaining the mining rights of Zhuan Longwan, the borrowing was guaranteed by the controlling shareholder, Yankuang Group, and would be pledged by mining rights of Zhuan Longwan as collateral after they are obtained. As at 31 December 2014, the loan principal unreturned is 1714.44 million and the loans of 839.72 million due within 1 year were recognized as other non-current liabilities due within 1 year, with the rest part of loans of 874.72 million over 1 year were recognized as long-term borrowings.

In 2013, Yancoal International, the subsidiary of the Company, borrowed USD155 million from the bank syndicate of banks taken the lead by New York Branch of China Merchants Bank (“CMB”), which was guaranteed by Jining and Qingdao Branch of CMB, the entrusted guarantee of the Company. The maturity date is in 2015.

Note 4:	ICBC Ruixin Investment Management Co., Ltd established plan on special management of equity investment of Yanzhou Coal to purchase 46.67% shareholdings of the Company’s subsidiary Heze Neng Hua with purchase price of RMB1.4 billion. The Company shall repurchase this plan within five years in installment to obtain the right of disposing equity of Heze Neng Hua and pay fixed income to the holders of the plan. ICBC Ruixin signed Equity Trust Deed with the Company and promised no participation in daily operating activities of Heze Neng Hua, no right of receiving bonus or value added or derived related rights from the underlying equity, no right to vote or to be elected and etc. The Company, therefore, treated this transaction as borrowings from the financial plan agent Industrial and Commercial Bank of China Limited. As at the end of the reporting period, the unpaid principal of the loan is 1.4 billion, including 0.2 billion due within one year recognized as other non-current liability due within one year and 1.2 billion over one year recognized as long-term loan.

318        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

29.	Non-current liabilities due within one year (continued)

(3)	Long-term payable due within one year

Note 5:	According to the Plans for conducting compensated use of coal resource pilot reform, jointly issued by the Ministry of finance, Ministry of Land and Resources, and Development and Reform Commission, approved by the State Council in September 2006, the Company should pay the consideration of mining rights, after assessment and evaluation by remaining reserves, for the original five coal mines.

On 3 August 2012, pursuant to the assessment report for the consideration of mining rights of five coal mines (Jining No.2 coal mine, Nantun coal mine, Dongtan coal mine, Baodian coal mine and Xinglongzhuang coal mine) owned by the Company filed in Department of Land and Resources of Shandong Provincial, the Notice of payment for mining rights by Yanzhou Coal Mining Company Limited [JiGuotuzi(2012) No.212] issued by Jining Municipal Land and Resources Bureau determined the consideration of mining rights, which amounts to RMB2,476.78 million. According to the Notice, the down payment RMB495.36 million should be paid before 30 September 2012, while the rest amount should be paid in five equal installments with capital occupation charges. As at the end of the reporting period, the company had paid 1.28792 billion, with 1.18886 billion unpaid (including 396.28 million will be paid in the next year.

30.	Long-term loan

(1)	Category

Loan category	At 31 December 2014	At 1 January 2014
Guaranteed loan	25,577,892	24,850,137
Debt of honour	6,931,217	6,105,677
Mortgaged loan	38,393	63,834

Total	32,547,502	31,019,648

(2)	Five largest long-term borrowings as at 31 December 2014

	Beginning	Expiration		Interest rate	At 31 December 2014		At 1 January 2014
Lender	date	date	Currency	(%)	USD	RMB	USD	RMB
Sydney branch of BOC (Note1)	2009-12-16	2022-12-16	USD	Libor+5%	2,400,000	14,685,600	2,400,000	14,632,560
Wing Lung Bank (Note 2)	2013-6-24	2016-5-20	USD	3M Libor+2.5%	300,000	1,835,700	300,000	1,829,070
Sydney branch of BOC (Note 3)	2013-8-29	2016-10-20	USD	3M Libor+2.3%	300,000	1,835,700	300,000	1,829,070
Zoucheng branch of BOC (Note 4)	2013-1-4	2018-1-4	USD	Libor+2.4%	296,000	1,811,224	296,000	1,804,682
Paris branch of BOC (Note 5)	2014-1-9	2017-1-9	USD	3M Libor+3%	200,000	1,223,800	—	—

Annual Report 2014        319

Chapter 13     Financial Statements and Notes (under CASs)

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

30.	Long-term loan (continued)

(2)	Five largest long-term borrowings as at 31 December 2014 (continued)

Note 1:	Yancoal Australia borrowed USD3.04 billion from the bank syndicate of banks taken the lead by Sydney branch of BOC, which was guaranteed by the Company in 2009, including: USD2.54 billion from Sydney branch of Bank Of China; USD200 million from Hong Kong branch of China Construction Bank; USD300 million from Hong Kong branch of China Development Bank, at the same time, the Company was counter guaranteed by Yankuang Group, the controlling shareholder of the Company. The loan period is from 16 December 2009 to 16 December 2014 and interest should be paid on schedule. That is to say, the principal should be repaid in three installments starting from 16 December 2012. On 17 December 2012, Yancoal Australia entered into contracts of rollover loans with Sydney branch of BOC and Hong Kong branch of CBC, extending repayment date to 16 December 2019; principal repayment starting date is postponed to 16 December 2017. In 2014, Yancoal Australia continued to enter into contracts of rollover loans with Sydney branch of BOC and Hong Kong branch of CBC, extending repayment date to 16 December 2022; principal repayment starting date is postponed to 16 December 2019, while guaranteed by the Company. As at 31 December 2014, Yancoal Australia returned the matured borrowings of USD300 million, with USD274 million unreturned.

Note 2:	In 2013, Yancoal International (Holding) Co., Ltd., a subsidiary of the Company, borrowed USD300 million from Wing Lung Bank, which was guaranteed by Shenzhen Xiangxi Branch of China Merchants Bank.

Note 3:	In 2013, Yancoal International (Holding) Co., Ltd., a subsidiary of the Company, borrowed USD300 million from Sydney Branch of BOC, which was guaranteed by the Company.

Note 4:	In 2013, the Company borrowed USD596 million from Zoucheng branch of BOC for the merger with Gloucester with L/C as the guarantee. On 30 August 2013, the Company prepaid USD300 million.

Note 5:	In 2014, Yancoal International (Holding) Co., Ltd., a subsidiary of the Company, borrowed USD200 million from Paris Branch of BOC, which was guaranteed by the Company.

31.	Bonds payable

(1)	Bonds payable by category

Items	At 31 December 2014	At 1 January 2014
Corporate bonds	16,040,609	11,055,667

Total	16,040,609	11,055,667

320        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

31.	Bonds payable (contined)

(2)	Increase or decrease of bonds payable

Items	Total face value	Issuing date	Maturity	Issued amount	At 1 January 2014
Corporate bond (Note 1)	2,846,205	2012-5-16	5 years	2,846,205	2,743,500
Corporate bond (Note 1)	3,478,695	2012-5-16	10 years	3,478,695	3,353,167
Corporate bond (Note 2)	1,000,000	2012-7-23	5 years	990,000	993,200
Corporate bond (Note 2)	4,000,000	2012-7-23	10 years	3,960,000	3,965,800
Corporate bond (Note 2)	1,950,000	2014-3-6	5 years	1,930,500	—
Corporate bond (Note 2)	3,050,000	2014-3-6	10 years	3,019,500	—

Total	16,324,900			16,224,900	11,055,667

(Continued)

Items	Issued amount for this year	Accrued interest at par	Amortization of premiums or discounts	Interest paid during the period	Translation reserves	At 31 December 2014
Corporate bond (Note 1)	—	124,322	—	—	10,418	2,753,918
Corporate bond (Note 1)	—	195,174	—	—	12,731	3,365,898
Corporate bond (Note 2)	—	42,583	2,000	—	—	995,200
Corporate bond (Note 2)	—	200,750	4,000	—	—	3,969,800
Corporate bond (Note 2)	1,930,500	97,162	3,250	—	—	1,933,750
Corporate bond (Note 2)	3,019,500	157,876	2,542	—	—	3,022,042

Total	4,950,000	817,867	11,792	—	23,149	16,040,608

Annual Report 2014        321

Chapter 13     Financial Statements and Notes (under CASs)

VI. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

31.	Bonds payable (continued)

(2)	Increase or decrease of bonds payable (continued)

Note 1:	As approved by a resolution passed at the second extraordinary general meeting held on 23 April 2012, second-tier wholly-owned subsidiary of the Company, made an overseas issuance of US dollar-dominated bonds with an aggregate principal amount not exceeding USD1.0 billion (including USD1.0 billion) in Hong Kong in May 2012, of which, the annual interest rate for the five-year corporate bonds of USD450 million and ten-year corporate bonds of USD550 million are 4.461% and 5.730%, respectively.

Note 2:	As approved by a resolution passed at 2012 first extraordinary general meeting held on 8 February 2012, the Company will issue corporate bonds of no more than RMB15 billion at appropriate time. After that, the Company received the “Reply Letter in relation to the approval on the issue of corporate bonds by Yanzhou Coal Mining Company Limited” of CSRS (the Zhengjian Xuke[2012] No. 592) and was approved to make an public issuance of corporate bonds with face value not exceeding RMB10 billion.

On 25 July 2012, the Company issued the first tranche of the corporate bonds amounting to RMB5 billion, of which, the annual interest rate for the five-year corporate bonds of RMB1 billion and ten-year corporate bonds of RMB4 billion are 4.2% and 4.95%, respectively.

On 6 March 2014, the Company issued the second tranche of the corporate bonds amounting to RMB5 billion, of which, the annual interest rate for the five-year corporate bonds of RMB1.95 billion and ten-year corporate bonds of RMB3.05 billion are 5.92% and 6.15%, respectively.

32.	Long-term payable

(1)	Long-term payable classified by nature

Nature	At 31 December 2014	At 1 January 2014
Finance lease	1,634,854	1,610,686
Acquisition of mining rights	794,735	1,193,465
Market service fees	30,683	29,054

Total	2,460,272	2,833,205

322        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

32.	Long-term payable (continued)

(2)	Long-term payables classified by lender

Lender	Expiration (Year)	At 1 January 2014	Interest rate (%)	Accrued interest	At 31 December 2014	Loan condition
Total	—	2,833,205	—	259,176	2,460,272	—

Including:
Jianxin Finance Lease Co., Ltd.	61 months	1,386,046	4% above interest rate of the corresponding period	20,301	1,468,803	unsecured
Jining Municipal Land and Resources Bureau (VI, 29, Note 5)	2-5 years	1,188,854	6.15	238,875	792,570	unsecured
Freight finance lease	5-8 years	224,640	5.43	—	166,051	unsecured
			-12.24
Market service fees to Noble Group	—	29,054	—	—	30,683	unsecured and interest-free
Deferred payment for acquisition of Minerval	2-4 years	4,611	—	—	2,165	unsecured and interest-free

(3)	The breakdown of finance lease payable included in long-term payables

	At 31 December 2014		At 1 January 2014
Items	Foreign currency	RMB	Foreign currency	RMB
Komatsu Australian Finance Company	27,862	139,794	36,137	196,227
Bradken Finance Lease	5,233	26,257	5,233	28,413
Jianxin Finance Lease Co., Ltd.	—	1,468,803	—	1,386,046

Total	33,095	1,634,854	41,370	1,610,686

Note:	The financial lease activities of the Group were not guaranteed by an independent third party.

Annual Report 2014        323

Chapter 13     Financial Statements and Notes (under CASs)

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

33.	Long-term employee benefit payable

Items	At 31 December 2014	At 1 January 2014
Other long-term benefits (Note)	7,563	7,701

Total	7,563	7,701

Note:	Other long-term benefit is calculated on the basis of Australia relevant laws and regulations and duration of services the employees provided, and is the amount of future benefit that employees have earned in return for their service to the reporting date.

34.	Contingent liabilities

Items	At 31 December 2014	At 1 January 2014	Reasons
Reclamation, restoration and environment recovery expense (Note 1)	529,953	532,143	Note 1
Take-or-pay liability (Note 2)	231,546	270,172	Note 2
Maintenance expense of leased machinery (Note 3)	4,511	618	Note 3

Total	766,010	802,933

Note 1:	Reclamation, restoration and environment recovery expense accrued for restoring of coal mines are based on the accounting policy as stated in Note “IV, 24”. The obligation of restoring will be exercised when mining areas become out of use or coal resource dry up.

Note 2:	As stipulated in the take-or-pay port and rail contracts entered into by Gloucester, a subsidiary of the Company, a liability was recognised for the estimated excess capacity contracted in the port and rail contacts.

Note 3:	Provision for maintenance expense of leased machinery includes the overhaul expense at the end of the lease. Where a machine is bought at the end of the lease, the balance of such provision will be offset by the purchasing cost.

324        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

35.	Deferred income

(1)	Deferred income by category

Items	At 1 January 2014	Increase	Decrease	Translation reserve	At 31 December 2014	Reasons
Government grant	27,241	870	6,670	—	21,441	Government grant
Deferred income from Carbon emission	35,086	6371	2573	-2,816	36,068	Transitional subsidies prior to the implementation of marketization of “carbon emission price”

Total	62,327	7,241	9,243	-2,816	57,509	—

(2)	Government grants

Items	At 1 January 2014	Increase	Recognized in non-operating income	Other change	Translation reserve	At 31 December 2014	Related to assets/ related to income
Infrastructure construction subsidies	26,430	870	3,028	3,028	—	21,244	Related to assets
Mining emergency rescue equipment subsidies	811	—	—	614	—	197	Related to assets

Total	27,241	870	3,028	3,642	—	21,441

Note:	Other change mainly refers to that the government grant which is estimated to be transferred into income statement within 1 year was recognized as other current liabilities.

Annual Report 2014        325

Chapter 13     Financial Statements and Notes (under CASs)

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

36.	Share capital

	At 1 January 2014		Addition/reversal during the reporting period					At 31 December 2014
Shareholders names/category	Amount	Proportion (%)	New shares Issue	Shares dividend distribution	Reserve transferred to share capital	Others	Subtotal	Amount	Proportion (%)
Listed shares with restricted trading conditions
Held by state-owned legal person	—	—	—	—	—	—	—	—	—
Held by executives	20	—	—	—	—	—	—	20	—
Subtotal	20	—	—	—	—	—	—	20	—
Shares without trading conditions
Ordinary shares in RMB	2,959,980	60	—	—	—	—	—	2,959,980	60
Foreign shares listed overseas	1,958,400	40	—	—	—	—	—	1,958,400	40
Subtotal	4,918,380	100	—	—	—	—	—	4,918,380	100

Total	4,918,400	100	—	—	—	—	—	4,918,400	100

37.	Other equity instrument

	At 1 January 2014		Increase		Decrease		At 31 December 2014
Financial instruments issued	Number	Carrying amount	Number	Carrying amount	Number	Carrying amount	Number	Carrying amount
Perpetual bond in ABC (Note 1)	—	—	14,865	1,486,500	—	—	14,865	1,486,500
Perpetual bond in BOC (Note 2)	—	—	9,985	998,500	—	—	9,985	998,500

Total	—	—	24,850	2,485,000	—	—	24,850	2,485,000

Note 1:	The Company issued first tranche of private directional debt financing instrument amounting to RMB1.5 billion to 4 entities including Agricultural Bank of China Limited and etc. in September 2014. The Company raised fund of RMB1.487 billion excluding the cost of issue through this instrument with no fixed repayment period and face value of RMB100. Unless there is deferred interest payment, the Company shall annually pay bond purchaser interest based on fixed interest rate of 6.8% which will be reset once every three years.

Note 2:	The Company issued second tranche of private directional debt financing instrument amounting to RMB1 billion to 4 entities including Bank of China Limited and etc. in November 2014. The Company raised fund of RMB999 million excluding the cost of issue through this instrument with no fixed repayment period and face value of RMB100. Unless there is deferred interest payment, the Company shall annually pay bond purchaser interest based on fixed interest rate of 6.8% which will be reset once every three years.

326        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

38.	Capital reserves

Items	At 1 January 2014	Addition	Reversals	At 31 December 2014
Share premium (note1)	1,270,513	—	—	1,270,513
Other capital reserves (note)	1,836,137	—	1,820,659	15,478

Total	3,106,650	—	1,820,659	1,285,991

Note:	The decrease of other capital reserves was due to the maintenance fee of RMB1.821 billion reclassified into special reserves during the reporting period.

39.	Other comprehensive income

			Amount occurred during the reporting period
			Including:
			amount
			presented
			in other
			comprehensive
			income in prior
			periods and
			transferred
			to profits		Attributable	Attributable
Items	At 1 January 2014	Increase/ decrease	and losses at current period	Income tax expense	to the parent company after tax	to minority shareholders after tax	At 31 December 2014
Other comprehensive income that will be reclassified to profits and losses in the future
Including:
Earnings from other comprehensive income that will be reclassified to profits and losses in invested companies under equity method	1,197	11,213	—	—	11,213	—	12,410
Profits or losses from changes in fair value of AFS financial assets	70,363	76,549	—	19,137	57,412	—	127,775
Effective hedging profits or losses of cash flow	-751,185	-1,128,015	189,060	-403,565	-705,157	-208,353	-1,456,342
Translation reserve	-3,142,876	-1,769,659	—	—	-1,495,044	-274,615	-4,637,920

Total	-3,822,501	-2,809,912	189,060	-384,428	-2,131,576	-482,968	-5,954,077

Annual Report 2014        327

Chapter 13     Financial Statements and Notes (under CASs)

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

40.	Special reserves

Items	At 1 January 2014	Addition	Reversals	At 31 December 2014
Maintenance fees	811,894	2,150,325	2,128,772	833,447
Production safety expenses	782,260	655,112	1,173,155	264,217
Specific fund for reform and development	611,513	—	—	611,513
Environmental guarantee deposit	52,842	—	3,882	48,960
Production transforming fund	26,875	—	—	26,875

Total	2,285,384	2,805,437	3,305,809	1,785,012

41.	Surplus reserves

Items	At 1 January 2014	Addition	Reversals	At 31 December 2014
Statutory surplus reserve	5,493,640	406,495		5,900,135

Total	5,493,640	406,495	—	5,900,135

42.	Retained earnings

Items	2014	2013
Closing balance of last period	26,998,913	28,364,156
Add: adjustment from opening balance of retained earnings	—	-336,410
Including: changes in accounting policies	—	-336,410
Opening balance	26,998,913	28,027,746
Add: net profit attributable to shareholders of parent company	2,284,167	1,271,211
Including: net profit attribute to other equity instrument holders of parent company	36,456	—
Less: Appropriations to statutory surplus reserve	406,495	510,179
Distribution of dividend of ordinary shares	98,368	1,770,624
Others	—	19,241

Closing balance	28,778,217	26,998,913

328        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

43.	Minority interest

Items	At 1 January 2014	At 31 December 2014
Minority interest attribute to ordinary share holders	2,585,768	3,576,561
Minority interest attribute to other equity instrument holders	1,855,005	—

Total	4,440,773	3,576,561

(1)	Minority interest attribute to ordinary share holders

Subsidiary	Proportion of minority interest (%)	At 31 December 2014	At 1 January 2014
Coal Trading Centre	49	44,194	47,309
Coal Storage and Blending Company	49	162,714	153,190
Zhongyan Company	47.62	3,538	3,501
Haosheng Company	25.18	2,467,988	2,473,275
Yancoal Australia	22	-224,560	780,381
Shanxi Tianchi	18.69	14,989	13,625
Yanmei Shipping	8	1,599	1,097
Hua Ju Energy	4.86	56,437	50,605
Heze Neng Hua	1.67	58,869	53,578
Shanxi Tianhao	0.11	—	—

Total		2,585,768	3,576,561

(2)	Minority interest attribute to other equity instrument holders

1)	Details of minority interest attribute to other equity instrument holders at 31 December 2014

Financial instrument issued	Issue date	Classification	Interest rate	At 31 December 2014
Senior secured perpetual capital bond (Note 1)	15 May 2014	Equity instrument	7.20%	1,851,903
Convertible hybrid capital note (Note 2)	31 December 2014	Equity instrument	7%	3,102

Total				1,855,005

Annual Report 2014        329

Chapter 13     Financial Statements and Notes (under CASs)

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

43.	Minority interest (continued)

(2)	Minority interest attribute to other equity instrument holders (continued)

1)	Details of minority interest attribute to other equity instrument holders at 31 December 2014 (continued)

Note 1:	With the approval of Hong Kong Exchanges and Clearing Limited, Yancoal International Trading Co., Ltd., a subsidiary of the Company, issued USD300 million (RMB1,836 million) of senior secured perpetual capital bond secured by the Company on 15 May 2014. The annual interest of the senior secured perpetual capital bond is 7.2% paid every half year since the issue date (including the issue date) until 22 May 2016 which is the first reset date (excluding this date). Yancoal International Trading Co., Ltd. can decide by itself whether defer interest payment or not. The perpetual capital bond has no fixed expiring date and will be redeemed on 22 May 2016 or later decided by Yancoal International Trading Co., Ltd. based on principal and any unpaid deferred interest. As at the end of the reporting period, undistributed interest is RMB16,516 thousand.

Note 2:	Yancoal Australia, a subsidiary of the Company, issued 18,005,102 of subordinated capital notes with par value of USD100 per note through its wholly-owned subsidiary SCN Company on 31 December 2014. Each note can be converted to 1,000 of ordinary shares of Yancoa Australia. The subordinated capital notes have been traded in ASX with code “YCNPA” in deferred settlement since 8 January 2015. They have also been traded in normal settlement since 8 January 2015. The Company has purchased all the notes except those issued to third parties amounting to RMB3,102,000. The original annual distributed rate is 7% with payment every half year. These bonds are unsecured convertible equity bonds which bond holders have the right to redeem. Unless the bond issuer redeems the bond or the bond holders convert the bonds into shares, there is no expiring date for this bond. The redemption price is the par value adding unpaid deferred interest. The bond holders have the right to convert the bonds into one ordinary share of Yancoal Australia on USD0.1 per share after 40 days of issuance until 30 years after the issue date.

2)	Changes on minority interest attribute to other equity instrument holders

Financial instrument issued	At 1 January 2014	Increase	Decrease	At 31 December 2014
Senior secured perpetual capital bond (Note 1)	—	1,851,903	—	1,851,903
Convertible hybrid capital note (Note 2)	—	3,102	—	3,102

Total	—	1,855,005	—	1,855,005

330        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

44.	Information on other equity instrument holders

Items		At 31 December 2014	At 1 January 2014
1.	Equity attribute to ordinary share holders of parent company	39,198,678	38,980,486
	(1) Equity attribute to ordinary share holders in parent company	36,677,222	38,980,486
	(2) Equity attribute to other equity holders in parent company	2,521,456	—
2.	Minority interest	4,440,773	3,576,561
	(1) Minority interest attribute to ordinary share holders	2,585,768	3,576,561
	(2) Minority interest attribute to other equity instrument holders	1,855,005	—

45.	Operating revenue and operating cost

	2014		2013
Items	Revenue	Cost	Revenue	Cost
Principal operations	60,370,764	47,824,053	56,401,826	42,826,157
Other operations	3,551,974	3,879,943	2,324,763	2,785,041

Total	63,922,738	51,703,996	58,726,589	45,611,198

Total sales income from the five largest customers in 2014 was RMB9,453.07 million, which accounts for 14.79% in total revenue.

46.	Operating taxes and surcharges

Items	2014	2013
Business tax	54,542	19,772
City construction tax	210,306	206,450
Education fee	85,786	95,966
Local education fee	56,055	62,320
Resource tax	186,920	163,832
Water conservancy construction fund	23,588	28,030

Total	617,197	576,370

47.	Selling expenses

Items	2014	2013
Freight charges, coal port dues and loading cost	2,286,554	2,012,663
Mining royalty (Note)	585,999	743,803
Salaries, social insurance and Benefits of employees	50,935	43,641
Others	203,417	191,244

Total	3,126,905	2,991,351

Note:	Royalties are expenses incurred during the sales process, which are levied by Australian Government to the Australian subsidiaries of the Company.

Annual Report 2014        331

Chapter 13     Financial Statements and Notes (under CASs)

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

48.	Administrative expenses

Items	2014	2013
Salaries, social insurance and benefits of employees	2,110,418	1,905,555
Taxes	679,457	337,895
Materials and repairing expenses	433,785	406,881
Depreciation expense	395,029	415,891
Mineral resources compensation fees	164,237	205,976
Property management fees	137,200	80,042
Business travel, office, conference and hospitality fees	119,261	114,703
Commission, consulting and service charges	107,306	133,890
Amortization, leasing fees, etc	79,211	96,051
Research and development costs	33,929	45,290
Others	199,759	253,910

Total	4,459,592	3,996,084

49.	Financial expenses

Items	2014	2013
Interest expenses	2,180,642	1,756,436
Less: interest income	809,507	489,348
Add: exchange gains or losses	-154,034	1,686,001
Add: other expenses	157,255	251,370

Total	1,374,356	3,204,459

50.	Impairment loss

Items	2014	2013
Allowance for bad debt	6,756	–862
Impairment loss of inventories	4,242	58,274
Impairment loss of intangible assets		2,052,238

Total	10,998	2,109,650

51.	Gains/losses from changes in fair value

Items	2014	2013
FVTPL financial assets	-664
Contingent Value Rights (CVR) (see “VI. 29 Note (2)”)	-18,314	-241,223
Mining royalty receivable (see “VI. 8 Note (1)”)	-87,638	-35,823

Total	-106,615	-277,046

332        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

52.	Investment income

(1)	Sources of investment income

Items	2014	2013
Long-term equity investment income under equity method	-10,224	-142,136
Investment income from the holding of available-for sale financial assets	7,385	4,482
Investment income from disposal of available-for-sale financial assets	—	—
Income from disposal of long-term equity investment	—	183
Investment income from disposal of long-term foreign exchange contract	—	66,913
Transaction fees for futures investment	26,425	—

Total	-37	—

(2)	Long-term equity investment income under equity method

			Reasons for change
Items	2014	2013	between two periods
Total	-10,224	-142,136
Including:
China HD Zouxian Co., Ltd.	184,304	198,494	Profit change for the period
Yankuang Group Finance Co., Ltd	30,950	36,066	Profit change for the period
Shandong Shengyang Wood Co., Ltd	—	-418	Profit change for the period
Jining Jiemei New Wall Materials Co., Ltd.	—	-246	Profit change for the period
Shengdi Fenlei Coal Preparation Engineering (Tianjin) Co., Ltd.	351	—	Joint venture found in current year
Shanxi Future Energy Chemicals Co., Ltd.	95,351	—	Profit change for the period
Middle mount Joint Venture	-321,180	-376,032	Profit change for the period

Annual Report 2014        333

Chapter 13     Financial Statements and Notes (under CASs)

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

53.	Non-operating income

(1)	Breakdown of non-operating income

			Amount for current
			year’s extraordinary
Items	2014	2013	profits or losses
Gains on disposal of non-current assets	6,221	44,667	6,221
Including: gains on disposal of fixed assets	6,221	44,667	6,221
Government grants (2)	235,082	168,770	235,082
Acquisition gains (Note 1)	147,993	—	147,993
Deferred income	4,019	1,078	4,019
Others (Note 2)	444,606	80,796	444,606
Total	837,921	295,311	837,921

Note 1:	Yancoal Australia, a subsidiary of the Company, purchased 10% shareholdings of Ashton Coal Mine with acquisition cost of AUD552.33 million. The difference between the acquisition cost and the fair value of identifiable assets and liabilities is the gain from acquisition amounting to AUD28.33 million.
Note 2:	Others are funds for supporting enterprise development by Yanzhou Municipal Finance Bureau.

334        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

53.	Non-operating income (continued)

(2)	Breakdown of government grants

				Related to assets/
Items	2014	2013	Sources and basis	related to earnings
Fund for supporting enterprise development by Yanzhou Municipal Finance Bureau	95,000	—	Yancai(2014) No. 11	Earnings
Fund for supporting enterprise development by Yanzhou Municipal Finance Bureau	60,000	—	Yancai(2014) No. 54	Earnings
Fund for supporting enterprise development by Yanzhou Municipal Finance Bureau	50,000	—	Yancai(2014) No. 59	Earnings
Taxation reduction on product from comprehensive use of resources	13,255	24,480	Jiguoshui Liupizi (2011) NO. 1	Earnings
Grants of discount government loan for Felix project by Shandong Provincial Finance Department	5,000	—	Lucaiqizhi (2014) No. 50	Earnings
Fiscal supporting fund to replace the business tax with a VAT by Zoucheng Municipal Finance Bureau	3,500	—	Lucaishui (2013) No. 49	Earnings
Appropriation on renovation (reconstruction) project of mine safety	3,500	—	Hecaijianzi (2014) No. 39	Earnings
Subsidies for emergency storage of coal	3,240	—	Lucaijianzhi (2013) No.374	Earnings
Fund for supporting enterprise development by Yanzhou Municipal Finance Bureau	—	50,000	Yancai(2013) No. 45	Earnings
Zoucheng government-backed financial fund	—	70,000	Supporting fund for enterprise development	Earnings
Grants of discount government loan for Felix project by Shandong Provincial Finance Department	—	6,000	Lucaiqizhi(2013) No. 86	Earnings
Government grants for mineral resources conservation	—	10,000	Notice on the Issue of Budget Indicator for Government Grants for Mineral Resources Conservation by Shandong Provincial Finance Department	Earnings
Others	1,587	8,290

Total	235,082	168,770

Annual Report 2014        335

Chapter 13     Financial Statements and Notes (under CASs)

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

54.	Non-operating expenses

			Amount for
			current year’s
			extraordinary
Items	2014	2013	gain/(loss)
Loss on disposal of non-current assets	4,527	29,694	4,527
Including: loss on disposal of fixed assets	4,527	29,694	4,527
Donation expenditure	2,396	10,644	2,396
Penalty, supplementary payment and overdue payment	6,348	11,810	6,348
Other	5,033	2,712	5,033

Total	18,304	54,860	18,304

55.	Income taxes

(1)	Income taxes

Items	2014	2013
Current tax expense	1,467,139	347,616
Minerals Resource Rent Tax (MRRT) deferred tax expense (Note)	421,526	96,223
Other deferred tax expenses	-380,868	-612,717

Total	1,507,797	-168,878

Note:	Minerals Resource Rent Tax (MRRT) is levied on the extraction of certain taxable resources of coal and iron ore in respect of a mining project interest, and before any extensive processing and value-added activities. The tax rate of MRRT is 22.5%. MRRT legislation was passed by Australian Senate on March 19, 2012 and started to be effective from 1 July 2012 in Australia. Pursuant to related laws of MRRT, Yancoal Australia should determine starting to base of MRRT, which can be measured by either book value method or market value method and amortised in certain period. In current reporting period the Group has recognised MRRT related deferred tax effects in compliance with related accounting standards. MRRT was cancelled in September 2014. Related assets and liabilities were derecognized and the difference transferred to income tax expense.

336        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

55.	Income taxes (continued)

(2)	Adjustment of accounting profits and income taxes

Items	2014
Total consolidated income this year	3,366,245
Income taxes calculated by statutory/applicable tax rate	841,561
Effect of different applicable tax rate by subsidiaries	-159,919
Effect of adjustments for current tax of prior periods	-3,800
Effect of revenue which are not taxable	53,007
Effect of deemed sales income	6,044
Effect of cost, expenses and losses which are not deductible	168,611
Effect of using deductible losses which are not recognized to deferred income tax assets in prior period	-169,442
Effect of deductible temporary difference and deductible losses which are not recognized to deferred income tax assets this year	324,070
Effect on de-recognition of MRRT	421,526
Tax-free investment income	-86,209
Others	112,348

Income tax expenses	1,507,797

56.	Other comprehensive income

For details, please refer to Note “VI, 39. Other comprehensive income.”

57.	Cash flow

(1)	Cash received/paid relating to operating activities, investing activities and financing activities

1)	CASH RECEIVED RELATING TO OTHER OPERATING ACTIVITIES

Items	2014
Interest income	346,818
Cash received from advance payment	35,119
Revenue from government grants and sundry revenue	782,897

Total	1,164,834

Annual Report 2014        337

Chapter 13     Financial Statements and Notes (under CASs)

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

57.	Cash flow

(1)	Cash received/paid relating to operating activities, investing activities and financing activities

2)	CASH PAID RELATING TO OTHER OPERATING ACTIVITIES

Items	2014
Interest income	346,818
Cash received from advance payment	35,119
Revenue from government grants and supporting fund	542,082
Sundry revenue	240,815

Total	1,164,834

3)	CASH RECEIVED RELATING TO OTHER INVESTING ACTIVITIES

Items	2014
Recovery of restricted cash	103,723

Total	103,723

4)	CASH PAID RELATING TO OTHER INVESTING ACTIVITIES

Items	2014
Entrusted loans	1,250,000
Increase of restricted cash	5,000,000
Payment of borrowings to Joint venture and associates	356,382

Total	6,606,382

5)	CASH RECEIVED RELATING TO OTHER FINANCING ACTIVITIES

Items	2014
Recover of limited cash	4,273,381
Borrowings from Electricity Generation and Retail
Corporation trading as SYNERGY	8,328

Total	4,281,709

6)	CASH PAID RELATING TO OTHER FINANCING ACTIVITIES

Items	2014
Payment	1,373,523
Payment for financing lease	59,774
Commissions from issuing bonds, acquiring borrowings, etc.	37,853

Total	1,471,150

338        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

57.	Cash flow (continued)

(2)	SUPPLEMENTAL INFORMATION OF CONSOLIDATED CASH FLOW STATEMENT

Items	2014	2013
1. Reconciliation of net profit to net cash flow from operating activities
Net profit	1, 858,448	299,202
Add: Provision for impairment of assets	10,998	2,109,650
Depreciation of fixed assets	2,818,039	3,052,911
Amortization of intangible assets	1,125,381	1,325,557
Amortization of long-term deferred expenses	19,806	2,032
Accrued special reserves	995,356	1,075,770
Losses on disposal of fixed assets, intangible and other long-term assets (“-” represents gain)	-1,693	-14,973
Losses on fair value change (“-” represents gain)	106,615	277,046
Financial costs (“-” represents gain)	1,816,805	3,442,437
Loss arising from investments (“-” represents gain)	-23,549	70,558
Gains arising from acquisition	-147,993
Decreased of deferred tax assets (“-” represents increase)	366,835	-4,961,679
Increased of deferred tax liabilities (“-” represents decrease)	-326,177	3,153,295
Decrease in inventories (“-” represents increase)	27,201	-31,637
Decrease in receivables from operating activities (“-” represents increase)	1, 093,873	-3,164,041
Increase in payables from operating activities (“-” represents decrease)	-4,081,355	-3,679,624
Net cash flow from operating activities	5,658,590	2,956,504
2. Major investing and financing activities not related to cash flow	—
Capital transferred from debt	—
Convertible corporate bond due within 1 year	—
Fixed assets on finance lease	—
3. Changes in cash and cash equivalents	—
Cash, closing	20,207,279	10,965,667
Less: Cash, opening	10,965,667	12,799,757
Add: cash equivalents, closing	—	—
Less: cash equivalents, opening	—	—
Net addition in cash and cash equivalents	9,241,612	-1,834,090

Annual Report 2014        339

Chapter 13     Financial Statements and Notes (under CASs)

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

57.	Cash flow (continued)

(3)	Related information of subsidiaries and other operating entities acquired or disposed of during current reporting period

Items	2014
Cash or cash equivalents paid during the reporting period for business combination in this year	93,505
Less: cash or cash equivalents held by subsidiaries on purchase date	14,141
Add: cash or cash equivalents paid during the reporting period for business combination in prior year	—
Net cash acquired from subsidiaries	79,364

(4)	Cash and cash equivalents

Items	2014	2013
Cash
Including: Cash on hand	944	632
Bank deposits that can be readily drawn on demand	19,553,626	10,962,747
Other cash that can be readily drawn on demand	652,709	2,288
Cash equivalents
Cash and cash equivalents balance at year end	20,207,279	10,965,667
Including: Cash and cash equivalents with restricted use right by the Company or subsidiaries of the Group

58.	Assets with restricted ownership or right to use

Items	Carrying amount at 31 December 2014	Restricted reason
Cash and cash equivalents	318,797	Deposit
Notes receivable	1,806,399	Acceptance bill pledging
Construction in progress	1,334,300	Mortgage loan
Intangible asset	13,045,169	Mortgage loan
Total assets of Premier Coal Limited	995,195	Mortgage loan

Note:	Premier Coal Limited and Premier Holdings Pty., Ltd., the subsidiaries of the Company, signed loan agreement with their client Synergy with the term from 1 October 2014 to 30 June 2030 and interest rate of 8.7%. During the Loan Period, Synergy agrees to loan to Premier a portion of the Contract Price equal to $0.05/GJ for every tonne of coal supplied by Premier to Synergy under the CSA during that period. Premier Coal Limited granted a first-ranking security to Synergy over its total assets including its interest in the Coal Mine to secure the repayment of the loan. As at the end of the reporting period, the balance of the loan is AUD1.59 million.

340        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

59.	Foreign currency denominated monetary items

(1)	Foreign currency denominated monetary items

Items	At 31 December 2014	Foreign exchange rate	RMB translation balance at 31 December 2014
Bank balance and cash			2,839,790
Including: USD	461,665	6.1190	2,824,928
EUR	1,992	7.4556	14,852
GBP	1	9.5437	10
Account receivable			89,276
Including: USD	14,590	6.1190	89,276
Other payable:			83,041
Including: USD	13,571	6.1190	83,041
Account payable:			91,894
Including: USD	14,425	6.1190	88,267
EUR	471	7.4556	3,512
GBP	12	9.5437	115
Short-term borrowing			91,785
Including: USD	15,000	6.1190	91,785
Non-current liabilities due within 1 year			995,867
Including: USD	162,750	6.1190	995,867
Long-term borrowing:			27,186,280
Including: USD	4,442,929	6.1190	27,186,280
Bond payable:			6,119,817
Including: USD	1,000,000	6.1198	6,119,817

(2)	Overseas operating entities

The significant overseas operating entities of the Company are Hong Kong Company and Yancoal Australia. The functional currency of the above companies is HK dollars and AU dollars respectively.

Annual Report 2014        341

Chapter 13     Financial Statements and Notes (under CASs)

60.	Hedging

As at December 31, 2014, the hedging instruments held by the Group are as the followings

Items	Ending balance	Beginning balance
Current assets
Forward foreign exchange contract (Note 1)	359	13,062
Collar option (Note 1)	—	3,589
Total current assets	359	16,651
Current liabilities
Forward foreign exchange contract (Note 1)	2,621	181,358
Collar option (Note 1)	78,317	90,221
Interest rate swap contracts (Note 2)	—	43,532

Total current liabilities	80,938	315,111

To avoid risk of foreign exchange volatility, the Group’s subsidiaries in Australia entered into forward foreign exchange contracts to sell or purchase specified amounts of foreign currencies in the future at stipulated exchange rates. The objective of entering into the forward foreign exchange contracts is to reduce the foreign exchange rate related volatility of revenue stream and capital expenditure and thereby assist in risk management for the Group. The outstanding sell United States dollars contracts are hedging highly probable forecasted sales of coal. Cash flows and any impact to profit or loss arising from all the foreign exchange contracts are expected to occur within one year from the balance sheet date. Derivative financial assets or liabilities

As at December 31, 2014, the outstanding notional amount of forward foreign exchange contract to sell United States dollars (sell United States dollars and buy Australian dollars) was approximately RMB 432,293,000 (2013: RMB1,783,000,000) with the maturity of three months. The outstanding notional amount of forward foreign exchange contract to buy Renminbi (“RMB”) (sells United States dollars and buy RMB) was approximately RMB 397,457,000 with the maturity of three months and the exchange rate from 5.0922 to 6.2334.

To avoid risk of foreign exchange volatility, the Group’s subsidiaries in Australia entered into forward foreign exchange contracts to sell or purchase specified amounts of foreign currencies in the future at stipulated exchange rates. The objective of entering into the forward foreign exchange contracts is to reduce the foreign exchange rate related volatility of revenue stream.

As at December 31, 2014, the outstanding notional amount of collar option to sell United States Dollars (“US dollars”) (sell US dollars buy Australian Dollars) was RMB 1,027,348,000 (2013: RMB 3,096,000,000), with the maturity of one year, exchange rate from 0.8106 to 0.8381, and the floor price and ceiling price of 0.87 and 0.9670 (2013: 0.83 and 0.9015).

During the reporting period, the AUD 26,690,000 (2013: AUD 26,583,000) loss related to forward foreign exchange contract and collar option was transferred into current-year profit or loss from other comprehensive income.

342        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

60.	Hedging (continued)

To meet the requirement of the acquisition of Yancoal Resources, Yancoal Australia borrowed a bank loan of USD3 billion. In July 2010, the Company entered into interest rate swap contracts amounting to USD1.5 billion with Bank of China (BOC), China Construction Bank (CCB) and China Development Bank (CDB). Pursuant to the contracts, the Company should pay interest expenses to BOC, CCB and CDB at the annual rate of 2.755%, 2.42% and 2.41% respectively; BOC, CCB and CDB should quarterly pay interest expenses to the Company at the annual rate of LIBOR plus 0.75% on the agreed date. All the contracts terms are within four years. At the end of December 2014, the Contracts were recognized to expire.

In addition, the Australian subsidiaries’USD bank loan repayments in a six-month period are designated to hedge the forecast USD sales during the same period.

VII.	THE CHANGES OF CONSOLIDATION SCOPE

1.	Business combination not under common control (Ashton)

(1)	Business combination not under common control for the period

White Ming (NSW) Pty., Ltd., a subsidiary of the Company’s subsidiary Yancoal Australia, acquired 10% shareholdings of Ashton Coal Mines Pty., Ltd. from ICRA Ashton Pty., Ltd. On 30 September 2014 with purchase price of AUD21.2 million.

Ashton Mines includes Ashton Joint Venture which is non-corporate and in charge of coal transportation and Ashton Coal Mines Limited as the entity holding the assets. After the acquisition, Yancoal Australia holds 100% of equity of Ashton Joint Venture and 100% shareholdings of Ashton Coal Mines Limited.

(2)	Consolidated cost and goodwill

Items	Ashton Coal Mines Limited, Ashton Joint Venture
Cash	113,548
Fair value of non-cash assets	—
Fair value of liabilities issued or assumed	—
Fair value of equity securities issued	—
Fair value of contingent consideration	—
Fair value at acquisition date of equity held before acquisition date	2,844,759
Total consolidated cost	2,958,307
Less: fair value of acquiree’s identifiable net assets	3,110,046
The difference between fair value of acquiree’s identifiable net assets and goodwill/consolidated cost	-151,739

Annual Report 2014        343

Chapter 13     Financial Statements and Notes (under CASs)

VII.	THE CHANGES OF CONSOLIDATION SCOPE (continued)

1.	Business combination not under common control (Ashton) (continued)

(3)	Identifiable assets and liabilities of acquiree at acquisition date

	Ashton Coal Mines Limited,
	Ashton Joint Venture
	Fair value on	Carrying amount
Items	acquisition date	on acquisition date
Assets:
Cash at bank and on hand	50,908	50,908
Account receivable	81,713	81,713
Inventories	47,103	47,103
Fixed assets	1,476,479	1,347,761
Intangible assets	2,524,496	31,016
Deferred tax assets	219,798	1,094
Other assets	92,399	92,400
Liabilities:
Accounts payable	275,357	275,336
Provision	195,910	37,899
Deferred tax liabilities	870,564	85
Other liabilities	41,019	41,019
Net assets	3,110,046	1,297,656
Less: minority interest	—	—
Net assets acquired	3,110,046	1,297,656

2.	Changes of consolidation scope for the period

Companies newly established during the reporting period:

Name	Reasons for consolidation	Proportion of shareholding
Shandong Zhongyin Logistics & Trade Co., Ltd.	Newly established subsidiary	100.00
Zhongyin Financial Leasing Co., Ltd.	Newly established subsidiary	100.00
Duanxin Investment Holding (Beijing) Co., Ltd.	Newly established subsidiary	100.00
Yancoal Australia Sales Pty Ltd.	Newly established subsidiary	100.00
Yancoal SCN Limited	Newly established subsidiary	100.00

344        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

VIII.	EQUITY IN OTHER ENTITIES

(I)	Equity in Subsidiaries

1.	Organisational structure of the Group

Name of	Place of	Place of	Registered capital			Equity holding
subsidiaries	operation	registration	(RMB’0000)		Business nature	Direct	Indirect
I. Subsidiaries acquired under common control
Secondary subsidiaries
Yanzhou Coal Shanxi Neng Hua Co., Ltd	Jinzhong, Shanxi	Jinzhong, Shanxi	60,000		Thermoelectricity investment, coal technology service	100.00
Shandong Hua Ju Energy Co., Ltd	Zoucheng, Shandong	Zoucheng, Shandong	28,859		Production and sales of thermal power and comprehensive utilization of waste heat	95.14
Zoucheng Yankuang Beisheng Industry and Trade Co., Ltd	Zoucheng, Shandong	Zoucheng, Shandong	240		Refuse selecting and processing, cargo transportation	100.00
II. Subsidiaries acquired not under common control
Secondary subsidiaries
Shandong Yanmei Shipping Co., Ltd.	Jining, Shandong	Jining, Shandong	550		Freight transportation and coal sales	92.00
Inner Mongolia Haosheng Coal Mining Company Limited	Ordos	Ordos	80,000		Sales of coal mining machinery and equipment and accessories	74.82
Three-tier subsidiaries
Gloucester Coal Ltd.	Australia	Australia	71,972	(AUD)	Development and operating of coal and relevant resources		100.00
Four-tier subsidiaries
Yancoal Resources Ltd	Australia	Australia	44,641	(AUD)	Exploring and extracting coal resources		100.00
Syntech Holdings Pty Ltd	Australia	Australia	22,347	(AUD)	Holding company and mining management		100.00
Syntech Holdings II Pty Ltd	Australia	Australia	632	(AUD)	Holding company		100.00
Premier Coal Limited	Australia	Australia	878	(AUD)	Coal mining and sales		100.00
III. Subsidiaries established by investment
Secondary subsidiaries
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd	Qingdao, Shandong	Qingdao, Shandong	210		Trade and storage in free trade zone	52.38
Yanzhou Coal Mining Yulin Neng Hua Co., Ltd	Yulin, Shaanxi	Yulin, Shaanxi	140,000		Production and sales of methanol and acetic acid	100.00
Yanmei Heze Neng Hua Co., Ltd	Heze, Shandong	Heze, Shandong	300,000		Coal mining and sales	98.33
Yanzhou Coal Ordos Neng Hua Co., Ltd	Inner Mongolia	Inner Mongolia	810,000		Production and sales of methanol (600,000 tons)	100.00
Yancoal Australia Limited	Australia	Australia	310,556	(AUD)	Investment and shareholding	78.00

Annual Report 2014        345

Chapter 13     Financial Statements and Notes (under CASs)

VIII.	EQUITY IN OTHER ENTITIES (continued)

(I)	Equity in Subsidiaries (continued)

1.	Organisational structure of the Group (continued)

Name of	Place of	Place of	Registered capital			Equity holding
subsidiaries	operation	registration	(RMB’0000)		Business nature	Direct	Indirect
III. Subsidiaries established by investment (continued)
Yancoal International (Holding) Co., Ltd.	Hong Kong	Hong Kong	68,931	(AUD)	Investment and shareholding	100.00
Shandong Coal Trading Centre Co., Ltd.	Zoucheng, Shandong	Zoucheng, Shandong	10,000		Coal spot trade service and management; sales of real estate	51.00
Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd.	Rizhao, Shandong	Rizhao, Shandong	30,000		Wholesales of coal	51.00
Zhongyin Logistics and Trade Co., Ltd	Jinan, Shandong	Jinan, Shandong	30,000		Sales of coal mining machinery and equipment and accessories	100.00
Zhongyin Financial Leasing Co., Ltd	Shanghai	Shanghai	50,000		Finance lease	100.00
Duanxin Investment Holdings (Beijing) Co., Ltd	Beijing	Beijing	1,000		Investment management	100.00
Three-tier subsidiaries
Austar Coal Mine Pty Limited.	Australia	Australia	6,400	(AUD)	Coal mining and sales		100.00
Yancoal Australia Sales	Australia	Australia	0.01	(AUD)	Coal sales		100.00
Yancoal SCN Ltd.	Australia	Australia	0.0001	(USD)	Investment management		100.00

Introduction to the main and new added subsidiaries:

1.	Yanzhou Coal Mining Shanxi Neng Hua Co., Ltd

The former of Yanzhou Coal Mining Shanxi Neng Hua Co., Ltd (as referred to “Shanxi Neng Hua”) was Yankuang Jinzhong Neng Hua Co., Ltd established jointly by Yankuang Group and Yankuang Lunan Fertilizer Plant in 2002. In Nov. 2006, Yankuang Group and Yankuang Lunan Fertilizer Plant transferred the equities of Shanxi Neng Hua to the Company and thus the Company held 100% in the total registered capital of RMB600 million. The corporation business license code is 140700100002399, and the legal representative is Mr. Shi Chengzhong. The company is mainly engaged in thermoelectricity investment, mining machinery and equipment and electronic products sales and the comprehensive development in coal technology service, and so on.

346        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

VIII.	EQUITY IN OTHER ENTITIES (continued)

(I)	Equity in Subsidiaries (continued)

1.	Organisational structure of the Group (continued)

1.	Yanzhou Coal Mining Shanxi Neng Hua Co., Ltd (continued)

As at the end of the reporting date, the subsidiaries of Shanxi Neng Hua are as follows:

Name of Subsidiaries	Place of registration	Registered capital	Business Scope	Equity held by the Company
Shanxi Heshun Tianchi Energy Co., Ltd	Shanxi Heshun	RMB90 million	Raw coal mining, further processing, producing and selling	81.31
Shanxi Tianhao Chemicals Co., Ltd	Shanxi Xiaoyi	RMB150 million	Methanol, chemical production, coke production and development	99.89

2.	Inner Mongolia Haosheng Coal Mining Company Limited

Inner Mongolia Haosheng Coal Mining Company Limited (as referred to “Haosheng Company”) was established in March 2010 by three shareholders, i.e. Shanghai Huayi (Group) Company, Ordos Jiutaimanlai Coal Mining Company, Ordos Jinchengtai Chemical Company, with registered capital of RMB150 million. Haosheng Company is responsible for the operation of Shilawusu coal mine.

By series of acquiring and share capital increasing, in January 2013, the Group holds the equity of 74.82% and Haosheng Company became the Group’s subsidiary with registed capital of RMB 500 million. In April 2013, on the shareholders’ meeting, a registered capital increasing of RMB 300 million was approved. In December 2013, Inner Mongolia Zhonglei Accounting Firm provided a capital verification report ‘Nei Zhonglei Yan Zi (2013)’ with document No. 86 to verify the registered capital increasing. The share capital of Haosheng Company increased to RMB800 million equalling to the Group original holding of 74.82%. The corporation business license code is 150000000009736 and the legal representative is Mr. Wu Xiangqian. The company is mainly engaged in sales of coal mining machinery and equipment and accessories.

Annual Report 2014        347

Chapter 13     Financial Statements and Notes (under CASs)

VIII. EQUITY IN OTHER ENTITIES (continued)

(I)	Equity in Subsidiaries (continued)

1.	Organisational structure of the Group (continued)

3.	Gloucester Coal Ltd

Gloucester Coal Ltd (as referred to “Gloucester”), a company with limited liability incorporated in Sydney, Australia, whose shares started to be listed in Australian Securities Exchange (as referred to “ASX”) in 1985, mainly engages in the production and operation of coal and coal related resources. The ACN (Australian Company Number) of Gloucester is 008881712.

Upon the approval at the sixth meeting of the fifth session of the Board and the seventh meeting of the fifth session of the Board held on 22 December 2011 and 5 March 2012, respectively, the Company, Yancoal Australia and Gloucester (the Company’s subsidiaries) entered into a Merger Proposal Deed and an amending deed to the Merger Deed. In accordance with the merger deed and amending deed, Gloucester will make cash distribution to its shareholders and Yancoal Australia will acquire the entire issued share capital of Gloucester (deducting cash distribution); the shareholders of Gloucester may choose to be given a value guarantee provided by the Company who holds shares of Yancoal Australia after merger. Upon the completion of the merger, the Company and Gloucester Shareholders will hold 78% and 22% of the share capital of Yancoal Australia respectively. Yancoal Australia will be listed on ASX instead of Gloucester.

As at 27 June 2012, all shares of Gloucester have been transferred to Yancoal Australia, a subsidiary of the Company and the shares of Gloucester ceased trading on ASX before this trading date ended. On 28 June 2012, Yancoal Australia issued ordinary shares and CVR shares and thus started trading on ASX in replace of Gloucester.

348        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

VIII.	EQUITY IN OTHER ENTITIES (continued)

(I)	Equity in Subsidiaries (continued)

1.	Organisational structure of the Group (continued)

3.	Gloucester Coal Ltd (continued)

(1)	As at December 31, 2014, the controlled subsidiaries of Gloucester include:

Name of subsidiaries	Registration place (AUD)	Registered capital (%)	Scope of business	Shareholding Proportion
Westralian Prospectors NL	Australia	93,001	Dormant	100
Eucla Mining NL	Australia	707,500	Dormant	100
CIM Duralie Pty Ltd	Australia	665	Dormant	100
Duralie Coal Marketing Pty Ltd	Australia	2	Dormant	100
Duralie Coal Pty Ltd	Australia	2	Coal mining	100
Gloucester (SPV) Pty Ltd	Australia	2	Holding company	100
Gloucester (Sub Holdings 1) Pty Ltd	Australia	2	holding company	100
Gloucester (Sub Holdings 2) Pty Ltd	Australia	2	Holding company	100
CIM Mining Pty Ltd	Australia	30,180,720	Dormant	100
Donaldson Coal Holdings Limited	Australia	204,945,942	Holding company	100
Monash Coal Holdings Pty Ltd	Australia	100	Dormant	100
CIM Stratford Pty Ltd	Australia	21,558,606	Dormant	100
CIM Services Pty Ltd	Australia	8,400,002	Dormant	100
Donaldson Coal Pty Ltd	Australia	6,688,782	Coal mining and sales	100
Donaldson Coal Finance Pty Ltd	Australia	10	Finance company	100
Monash Coal Pty Ltd	Australia	200	Coal mining and sales	100
Stradford Coal Pty Ltd	Australia	10	Coal mining	100
Stradford Coal Marketing Pty Ltd	Australia	10	Coal sales	100
Abakk Pty Ltd	Australia	6	Dormant	100
Newcastle Coal Company Pty Ltd	Australia	2,300,999	Coal mining	100
Primecoal International Pty Ltd	Australia	—	Dormant	100

(2)	Joint venture of Gloucester

Name	Place	Main business	Control Ratio (%)
Middlemount Joint Venture Pty Ltd	Australia	Coal mining and sales	50

Annual Report 2014        349

Chapter 13     Financial Statements and Notes (under CASs)

VIII.	EQUITY IN OTHER ENTITIES (continued)

(I)	Equity in Subsidiaries (continued)

1.	Organisational structure of the Group (continued)

4.	Yancoal Resources Limited

Yancoal Resources Limited (previously known as “Felix Resource Limited”, “Yancoal Resources”), a limited liability company established at January 1970 in Brisbane, Queensland, Australia, is mainly engaged in businesses such as coal mining and exploration, company registration number is 000 754 174.

Austar, a subsidiary of the Company, is the registered holder of 196.46 million shares representing 100% of the issued share of Felix.

(1)	As at the end of the reporting period, subsidiaries owned by Yancoal Resources are as follows:

	Place of	Registered	Business	Shareholding
Subsidiaries	registration	capital (AUD)	scope	proportion (%)
White Mining Limited	Australia	3,300,200	Holding company & Coal business management	100
Ashton Coal Mines Limited	Australia	5	Coal sales	100
Yarrabee Coal Company Pty Ltd	Australia	92,080	Coal mining and sales	100
Auriada Limited	Northern Ireland	5	No business, to be liquidated	100
Ballymoney Power Limited	Northern Ireland	5	No business, to be liquidated	100
SASE Pty Ltd	Australia	9,650,564	No business, to be liquidated	90
Proserpina Coal Pty Ltd	Australia	1	Coal mining and sales	100
White Mining Services Pty Limited	Australia	2	No business, to be liquidated	100
Agrarian Finance Pty Ltd	Australia	2	No business, to be liquidated	100
Balhoil Nominees Pty Ltd	Australia	7,270	No business, to be liquidated	100
Moolarben Coal Operations Pty Ltd	Australia	2	Coal business management	100
Moolarben Coal Mines Pty Limited	Australia	1	Coal business development	100
Ashton Coal Operations Pty Limited	Australia	5	Coal business management	100
White Mining (NSW) Pty Limited	Australia	10	Coal mining and sales	100
Yancoal Resources NSW Pty Limited	Australia	2	Holding company	100
Moolarben Coal Sales Pty Ltd	Australia	2	Coal sales	100

(2)	Jointly controlled entities of Yancoal Resources

			Interests
Entities	Address	Main business	proportion (%)
Boonal Joint Venture	Australia	Coal transportation and equipments	50
Athena Joint Venture	Australia	Coal exploration	51
Moolarben Joint Venture	Australia	Coal mine development and operation	80

350        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

VIII.	EQUITY IN OTHER ENTITIES (continued)

(I)	Equity in Subsidiaries (continued)

1.	Organisational structure of the Group (continued)

5.	Yanzhou Coal Mining Yulin Neng Hua Co., Ltd

Yanzhou Coal Mining Yulin Neng Hua Co., Ltd (as referred to “Yulin Neng Hua”) was financed and established jointly by Yulin Neng Hua, Shandong Chuangye Investment Development Co. Ltd, China Hualu Engineering Co., Ltd in Feb. 2004. Yulin Neng Hua held 97% of the total capital of RMB800 million. In April 2008, Yulin Neng Hua held 100% of equity after assignment of equity from Shandong Chuangye Investment Development Co., Ltd and China Hualu Engineering Co., Ltd. In May 2008, the Company injected RMB600 million into Yulin Neng Hua and the registered capital of Yulin Neng Hua increased to RMB1.4 billion. The corporation business license code is 612700100003307, and the legal representative is Mr. He Ye. The company is mainly engaged in the methanol production with the capacity of 600 thousand tons per year, acetic acid production with the capacity of 200 thousand tons per year and its compatible coal mine, and the power plant and so on.

6.	Yanmei Heze Neng Hua Co., Ltd

Yanmei Heze Neng Hua Co., Ltd (as referred to “Heze Neng Hua”) was established and financed jointly by the Company, Coal Industry Jinan Design &Research Co., Ltd (as referred to “design institute”) and Shandong Provincial Bureau for Coal Geology in October 2002 with the registered capital of RMB600 million, of which, the Company held 95.67%. In July 2007, Heze Neng Hua increased the registered capital to RMB1.5 billion, in which, this company held 96.67%. In May 2010, the Company unilaterally increased the registered capital of RMB 1.5 billion and the registered capital was increased to RMB3 billion, in which the Company held 98.33%. The corporation business license code is 370000018086629, and the legal representative is Mr. Wang Yongjie. The company is mainly engaged in the coal mining and coal sales in Juye Coal Field.

Annual Report 2014        351

Chapter 13     Financial Statements and Notes (under CASs)

VIII.	EQUITY IN OTHER ENTITIES (continued)

(I)	Equity in Subsidiaries (continued)

1.	Organisational structure of the Group (continued)

7.	Yanzhou Coal Ordos Neng Hua Company Limited

Yanzhou Coal Ordos Neng Hua Company Limited (as referred to Ordos Neng Hua) was established on 18 December 2009 with registered capital of RMB500 million as a wholly owned subsidiary of the Company. In January 2011, the Company increased capital investment to Ordos Neng Hua of RMB2.6 billion and the registered capital of Ordos Neng Hua increased to RMB3.1 billion. In November 2014, the Company once again increased capital investment to Ordos Neng Hua of RMB5 billion and the registered capital of Ordos Neng Hua increased to RMB8.1 billion. The corporation business license code is 152700000024075, and the legal representative is Mr. Wu Xiangqian. The company is mainly engaged in production and sales of 600,000 tons methanol. The project is in early stage.

As at the end of the reporting period, subsidiaries are as follows:

Name of	Place of	Registered	Business	Equity held by
subsidiaries	registration	capital	scope	the company (%)
Inner Mongolia Yize Mining Investment Company Limited	Inner Mongolia	RMB136.26 million	Mining and chemical engineering investment; Public engineering, utilities, waste water solution	100
Inner Mongolia Rongxin Chemicals Company Limited	Inner Mongolia	RMB3 million	Methanol from coal production and sales	100
Inner Mongolia Daxin Industrial Gas Company Limited	Inner Mongolia	RMB4.11 million	Supply of industrial gas	100
Inner Mongolia Xintai Coal Mining Company Limited	Inner Mongolia	RMB5 million	Coal mining and sales	100
Ordos Zhuanlongwan Coal Mining Company Limited	Inner Mongolia	RMB5.05 billion	Coal mining and sales, manufacturing and sales of mining equipment and machinery	100
Ordos Yingpanhao Coal Mining Company Limited	Inner Mongolia	RMB300 million	Coal mining and sales, manufacturing and sales of mining equipment and machinery	100

352        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)    Chapter 13

VIII.	EQUITY IN OTHER ENTITIES (continued)

(I)	Equity in Subsidiaries (continued)

1.	Organisational structure of the Group (continued)

8.	Yancoal Australia Limited

Yancoal Australia Limited (as referred to “Yancoal Australia”), a wholly owned subsidiary of the Company, was established in Nov. 2004 with the share capital of AUD64 million. In September 2011, the Company increased capital investment to Yancoal Australia of AUD909 million and the registered capital of Yancoal Australia increased to AUD973 million. In June, 2012, the registered capital of Yancoal Australia decreased by AUD653.14 million due to excluded assets to Yancoal International (Holding) Co., Ltd. For the acquisition of the subsidiary, Yancoal Australia issued new shares and increased the registered capital by AUD336.84 million. After the above mentioned changes, the registered capital of Yancoal Australia is AUD656.7 million and 78% the equity interest of Yancoal Australia is held by the Company. Yancoal Australia was listed at Australian stock market in replace of Gloucester on 28 June 2012. The corporation business licence code is 111859119 and it mainly takes responsibility of the activities such as operations, budget, investment and finance of the Company in Australia.

As at the end of the reporting period, subsidiaries are as follows:

Subsidiaries	Place of registration	Registered capital (AUD)	Business scope	Shares proportion (%)
Gloucester Coal Ltd.	Australia	719,720,000	Development and operating of coal and relevant resources	100
Austar Coal Mine Pty Ltd.	Australia	64,000,000	Coal mining and sales	100
Yancoal Resources Ltd	Australia	446,410,000	Exploring and extracting coal resources	100

Annual Report 2014        353

Chapter 13     Financial Statements and Notes (under CASs)

VIII.	EQUITY IN OTHER ENTITIES (continued)

(I)	Equity in Subsidiaries (continued)

1.	Organisational structure of the Group (continued)

9.	Yancoal International (Holding) Co., Ltd.

Yancoal International (Holding) Co., Ltd. (as referred to “Hong Kong Company”), a wholly-owned subsidiary of the Company, was established on 13 July 2011, with registered capital of USD2.8 million. The corporation business licence code is 1631570 and it mainly engages in external investment, mine technology development, assignment, consulting services, and importing and exporting trade, etc. In June 2014, the Company increased capital investment of RMB4.1946 billion, which was the account receivable from Hong Kong Company, thus the registered capital was increased to USD689.31 million.

As at the end of the reporting period, subsidiaries are as follows:

	Place of	Registered	Business	Shares
Subsidiaries	registration	capital	scope	proportion (%)
Yancoal International Technology Development Co., Ltd.	Hong Kong	USD1 million	Development of mining technology, assigning, and consulting services	100
Yancoal International Trading Co., Ltd.	Hong Kong	USD1 million	Transit trade of coal	100
Yancoal International Resources Development Co., Ltd.	Hong Kong	USD600,000	Exploration and development of mineral resources	100
Yancoal Luxembourg Resources Holding Co., Ltd.	Luxemburg	USD500,000	External investment	100
Yancoal Canada Resources Holding Co., Ltd.	Canada	USD290 million	Mineral resources development and sales	100
Athena (Holding) Ltd	Australia	AUD24.45 million	Shareholding company	100
Tonford (Holding) Ltd	Australia	AUD46.41 million	Shareholding company	100
Wilpeena (Holding) Ltd	Australia	AUD3.46 million	Shareholding company	100
Premier (Holding) Ltd	Australia	AUD321.61 million	Shareholding company	100
Yancoal Energy Pty Ltd.	Australia	AUD202.98 million	Shareholding company	100

10.	Shandong Zhongyin Logistics and Trade Co., Ltd.

Shandong Zhongyin Logistics and Trade Co., Ltd. (as referred to “Zhongyin Logistics Company”), a wholly owned subsidiary of the Company, was established in May 2014 with the registered capital of RMB300 million. The business code of Zhongyin Logistics Company is 370127200093828 and organization code is 30686339-4 and the legal representative is Mr. Liu Chun. The company is mainly engaged in sales of coal, mining machinery and parts, and mining specialised equipments, etc.

354        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

VIII.	EQUITY IN OTHER ENTITIES (continued)

(I)	Equity in Subsidiaries (continued)

1.	Organisational structure of the Group (continued)

11.	Zhongyin Financial Leasing Co., Ltd.

Zhongyin Financial Leasing Co., Ltd. (as referred to “Zhongyin Financial Leasing Company”), was established jointly by the Company and its subsidiary, Hong Kong Company in May 2014 with the registered capital of RMB500 million, of which, RMB375 million by the Company in cash with equity interests of 75% and RMB125 million by Hong Kong Company in cash with equity interests of 25%. The business code of Zhongyin Logistics Company is 310000400737220 and organization code is 09440231-7 and the legal representative is Mr. Wu Yuxiang. The company is mainly engaged in Financial Leasing, etc.

12.	Duanxin Investment Holding (Beijing) Co., Ltd.

Duanxin Investment Holding (Beijing) Co., Ltd. (as referred to “Duanxin Investment Holding Company”), was established in November 2014 with the registered capital of RMB10 million. The business code of Duanxin Investment Holding Company is 110106018199309 and organization code is 31829604-0 and the legal representative is Mr. Wu Yuxiang. The company is mainly engaged in investment management and enterprises management consultation, etc.

13.	Yancoal Australia Sales Pty Ltd.

Yancoal Australia Sales Pty Ltd. (as referred to “Australia Sales Company”), a wholly-owned subsidiary of Yancoal Australia, was established in April 2014 with the share capital of AUD100. The corporation business licence code is 167884460, and it is mainly engaged in sales of blended coal, etc.

14.	Yancoal SCN Ltd.

Yancoal SCN Pty Ltd. (as referred to “SCN Company”), a wholly-owned subsidiary of Yancoal Australia, was established in November 2014 with the share capital of USD1. The corporation business licence code is 602841556, and it is mainly engaged in convertible bonds issuance.

Annual Report 2014        355

Chapter 13     Financial Statements and Notes (under CASs)

VIII.	EQUITY IN OTHER ENTITIES (continued)

(I)	Equity in Subsidiaries (continued)

2.	Significant non–wholly— owned subsidiaries

Companies	Minority shareholding proportion (%)	Profit/loss attributable to minority shareholders this year	Declared dividend allocation to minority shareholders this year	Ending balance of minority shareholder’s interest
Heze Neng Hua	1.67	6,194	—	58,869
Yancoal Australia	22	-518,865	—	-224,560

3.	Key financial information of significant non–wholly–owned subsidiaries

	At December 31, 2014						At January 1, 2014
Companies	Current assets	Non- current assets	Total assets	Current liabilities	Non- current liabilities	Total liabilities	Current assets	Non- current assets	Total assets	Current liabilities	Non- current liabilities	Total liabilities
Heze Neng Hua	431,921	5,079,208	5,511,129	486,077	1,500,000	1,986,077	625,126	4,614,001	5,239,127	730,841	1,300,000	2,030,841
Yancoal Australia	3,273,687	33,675,797	36,949,484	1,651,693	23,310,285	24,961,978	5,521,363	35,961,743	41,483,106	3,815,014	32,362,046	36,177,060

(continued)

	Jan 1, 2014 to Dec 31, 2014				Jan 1, 2014 to Dec 31, 2013
Companies	Operating Revenue	Net profit	Total comprehensive income	cash flow from operating activities	Operating Revenue	Net profit	cash flow Total comprehensive income	from operating activities
Heze Neng Hua	1,752,275	332,758	—	247,940	1,444,172	84,196	—	320,385
Yancoal Australia	7,179,484	-2,358,479	-1,891,740	-95,305	8,830,195	-4,978,439	-2,977,258	7,363

356        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

VIII.	EQUITY IN OTHER ENTITIES (continued)

(II)	Interests in JVs or Associates

(1)	Significant joint Ventures or Associates

									Accounting
									Treatments On
									investment
							Shareholding proportion (%)		to JVs or
	Companies	Place of	Registration	Business	Legal	Registered	Directly-	Indirectly-	Associated
Companies	Type	Main operation	Location	nature	representative	capital	held	held	Companies
Associates
China HD Zouxian Co., Ltd.	limited liability	Shandong	Shandong	Electricity power	Li Qingkui	RMB 3 billion	30		Under equity method
Yankuang Group Finance Co., Ltd.	limited liability	Shandong	Shandong	Finance	Zhang Shengdong	RMB1 billion	25		Under equity method
Shaanxi Future Energy Chemical Co,. Ltd.	limited liability	Shaanxi	Shaanxi	Coal mining and the CTL development project	Zhang Minglin	RMB5.4 billion	25		Under equity method
Joint Ventures
Middlemount Joint Venture	limited liability	Australia	Australia	Coal mining and sales	—			About 50	Under equity method

Annual Report 2014        357

Chapter 13 Financial Statements and Notes (under CASs)

VIII. EQUITY IN OTHER ENTITIES (continued)

(II)	Interests in JVs or Associates (continued)

(2)	Key financial information of significant joint ventures

	As at 31 December 2014			As at 1 January 2014
			Shengdi Fenlei			Shengdi Fenlei
			Coal Preparation			Coal Preparation
			Engineering			Engineering
		Middlemount	Technology		Middlemount	Technology
	Ashton Coal	Joint	(Tianjin)	Ashton Coal	Joint	(Tianjin)
Item	Mines Limited	Venture PtyLtd	Co., Ltd.	Mines Limited	Venture PtyLtd	Co., Ltd.
Current assets:		338,787	13,027	50,971	374,951
Including: cash and cash equivalent		16,768	1,223	—	10,176
Non-current asset		6,630,534	457	148,985	6,726,490
Total asset		6,969,321	13,484	199,956	7,101,441
Current liabilities:		856,796	6,782	198,924	798,838
Non-current liabilities		5,857,488	—	181	5,358,857
Total liabilities		6,714,284	6,782	199,105	6,157,695
Minority interests		—	—		—
shareholders’ equity attributable to the parent company		255,036	6,702	851	943,746
net assets calculated on a shareholding proportion		127,517	3,351	425	471,869
Adjustment items
– goodwill
– unrealized profit from insider transaction
– others carrying amount of equity investment to joint ventures		127,517	3,351	16,481	471,869
Operating income		1,919,079	13,541	902,431	2,065,736
Financial expense		237,099	-101		251,080
Income tax expense		201,389	677		216,532
Net profit		642,364	702		752,068
Other comprehensive profit		—	—	—	—
Total comprehensive profit dividend received from Joint		642,364	702		752,068
Ventures for the year of 2014		338,787			374,951

358        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs) Chapter 13

VIII. EQUITY IN OTHER ENTITIES (continued)

(II)	Interests in JVs or Associates (continued)

(3)	Key financial information of significant associates

	As at 31 December 2014						As at 1 January 2014
						Newcastle						Newcastle
			Shaanxi		Jining	Coal			Shaanxi		Jining	Coal
		Yankuang	Future	Shandong	Jiemei	Infrastructure		Yankuang	Future	Shandong	Jiemei	Infrastructure
	China HD	Group	Energy	Shengyang	New Wall	Group	China HD	Group	Energy	Shengyang	New Wall	Group
	Zouxian	Finance	Chemical	Wood	Material	Pty Ltd	Zouxian	Finance	Chemical	Wood	Material	Pty Ltd
Items	Co., Ltd.	Co., Ltd	Co., Ltd.	Co., Ltd.	Co., Ltd	(“NCIG”)	Co., Ltd.	Co., Ltd	Co., Ltd.	Co., Ltd.	Co., Ltd	(“NCIG”)
Current assets:	540,291	2,196,345	654,572	50,268	3,052	1,051,851	326,884	2,845,869	708,914	46,395	—	4,358,339
Including: cash and cash equivalents	64,514	1,328,234	104,261	4,875	—	—	51,732	2,845,849	16,050	6,842	—	—
Non-current assets	5,519,769	4,518,561	12,346,714	41,692	4,171	14,595,041	5,509,544	3,344,745	7,554,936	47,223	—	14,909,184
Total assets	6,060,060	6,714,906	13,001,286	91,960	7,223	15,646,892	5,836,428	6,190,614	8,263,850	93,618	—	19,267,523
Current liabilities	1,083,392	5,473,672	5,080,297	102,801	9,747	291,511	858,612	5,343,181	1,767,850	97,417	—	528,590
Non-current liabilities	1,014,144	—	2,094,735	—	—	19,220,656	1,034,156	—	1,096,000	—	—	21,656,486
Total liabilities	2,097,536	5,473,672	7,175,032	102,801	9,747	19,512,167	1,892,768	5,343,181	2,863,850	97,417	—	22,185,076
Minority interests												—
shareholders’ equity attributable to the parent company	3,962,524	1,241,234	5,826,254	-10,841	-2,524	-3,865,275	3,943,660	847,433	5,400,000	-3,799	—	-2,917,553
net assets calculated on a shareholding proportion	1,188,757	310,309	1,456,564	-4,311	-505	-1,043,624	1,183,098	211,858	1,350,000	-1,511	—	-787,739
Adjustment items							—	—	—	1,511	—	—
– goodwill							—	—	—	—	—	—
– unrealized profit from insider transaction							—	—	—	—	—	—
– others							—	—	—	1,511	—	—
carrying amount of equity investment to joint ventures	1,188,757	310,309	1,456,564	-4,311	-505	-1,043,624	1,183,098	211,858	1,350,000	—	—	766
Operating income	3,888,844	300,498	895,836	50,366	3,791	1,778,339	4,630,997	307,162	—	81,769	—	1,859,246
Financial expense	118,142	—	52,867	3	3	—	119,870	—	—	10	—	—
Income tax expense	205,119	53,249	47,942	—	—	—	223,332	55,956	—	—	—	—
Net profit	614,345	123,800	381,402	-6,997	-1,417	—	661,647	144,265	—	-4,851	—	-280,590
Other comprehensive profit	—	—	—	—	—	—	—	—	—	—	—	-1,625,392
Total comprehensive profit	614,345	123,800	381,402	-6,997	-1,417	—	661,647	144,265	—	-4,851	—	-1,905,982
dividend received from associates for the year of 2014	178,645	57,500					97,590	15,625	—	—	—	—

Annual Report 2014        359

Chapter 13     Financial Statements and Notes (under CASs)

VIII.	EQUITY IN OTHER ENTITIES (continued)

(II)	Interests in JVs or Associates (continued)

(4)	Key financial information of insignificant joint ventures and associates

	31 December	1 January
Item	2014	2014
Joint ventures:
Total carrying amount of investments	3,351	16,481
Total amount calculated using shareholding rate
– Net profit	351	—
– Other comprehensive income	—	—
– Total comprehensive income	351	—
Associates:
Total carrying amount of investments	1	1
Total amount calculated using shareholding rate
– Net profit	-3,084	-78,156
– Other comprehensive income	—	—
– Total comprehensive income	-3,084	-78,156

(5)	Excessive loss of Joint ventures or associates

		unidentified	accumulated
	accumulated	loss in 2014	unidentified
Name of	unidentified	(or shared	loss as at
joint venture	loss in the	net profit	31 December
or associates	previous years	in 2014)	2014
Shandong Shengyang Wood Co., Ltd	-1,511	-2,801	-4,312
Jining Jiemei New Wall Material Co., Ltd	-222	-283	-505

IX.	RISKS RELATED TO FINANCIAL INSTRUMENTS

1.	Objectives and policies for financial risk management

The Group’s financial instruments include cash and cash equivalents, accounts receivable, other current assets, royalty receivable, long term receivables, trading financial liability, accounts payable, other current liability, and borrowings, etc. For detailed information of the financial instruments, please see Note VI. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to control the above risks into a limited extent. There has been no significant change to the Group’s exposure to market risk or the manner in which it manages and measures the risk.

360        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)    Chapter 13

IX.	RISKS RELATED TO FINANCIAL INSTRUMENTS (continued)

2.	Objectives and policies for various risks management

The objective of risk management of the Group is to properly balance risk and income, minimize the negative effect of risks to the business performance and maximize the benefit of shareholders and other equity investment. Under this objective, the basic strategy of the Group is to identify and analyze all risks the Group encountering, define appropriate risk-bearing bottom line and implement risk management, execute timely and reliable supervision to control the risks into the given extent.

(1)	market risk

1)	foreign exchange risk

The foreign exchange risk of the Group is mainly in relation to USD. Except few subsidiaries of the Group with its sales and purchasing denominated in USD, its main business activities are denominated and settled in RMB. As at 31 December 2014, except for USD and sporadic EUR and HKD balance recorded in the following table, assets and liabilities of the Group are denominated in RMB. However, the foreign exchange risk arising from asset and liability in USD may have impact on the operation performance of the Group.

As at December 31, 2014, monetary and non-monetary assets and liabilities are recognised at the foreign currencies expect for the ones adopted by the Group and its subsidiaries. The carrying amount measured at RMB is as the following:

	liabilities		assets
Items	31 Dec 2014	31 Dec 2013	31 Dec 2014	31 Dec 2013
United States Dollar (“USD”)	35,377,540	26,952,930	3,920,995	5,288,194
Euro (“EUR”)	3,515	—	14,852	12,564
Hong Kong Dollar (“HKD”)	—	—	23	31
Notional amounts of sell USD foreign exchange contracts used for hedging	134,581	1,782,864	432,293	1,102,516
Notional amount of buy EUR foreign exchange contracts used for hedging	—	—	—	167,339
Notional amount of buy British pound (“GBP”) foreign exchange contracts used for hedging	—	—	—	1,730

The sales of the Group’s subsidiaries in Australia are mainly export sales and settled in USD. For details of foreign exchange hedging policy, please refer to Note IV. 33 The Group’s operations in the PRC do not adopt any foreign exchange hedging policy.

Annual Report 2014        361

Chapter 13     Financial Statements and Notes (under CASs)

IX.	RISKS RELATED TO FINANCIAL INSTRUMENTS (continued)

2.	Objectives and policies for various risks management (continued)

(1)	market risk (continued)

2)	Interest rate risk

The interest rate risk of the Group results from interest-bearing liabilities of bank loans and bonds payable. The financial liability of floating rate fixed rate is exposed to cash flow’s interest rate risk and fair value’s interest rate risk, respectively. The Group can determine the relative proportion of floating rate contracts and fixed rate contracts according to the current market condition. On 31 December 2014 year, the bearing liability of the Group was mainly floating interest rate loan contracts denominated in RMB and USD, totalling RMB 3,109,560 (31 December 2013, RMB 2,926,405) and fixed interest rate contracts denominated in RMB, totalling RMB2,881,094 (31 December 2013, RMB2,446,107).

The risk of change in fair value of financial instrument arising from fluctuation of interest rate of the Group is mainly due to the fixed interest rate of bank loan. As for the fixed interest rate loan, the objective of the Group is to maintain floating interest rate.

The risk of changes in cash-flow of financial instrument arising from fluctuation of interest rate of the Group is mainly due to the floating interest rate of bank loan. As for the floating interest rate loan, the objective of the Group is maintain floating interest rate of these loans to eliminate fair value risk of interest rate fluctuation.

3)	Price risk

In addition to the above risks relating to financial instruments, the Group is exposed to equity price risk through investment in listed equity securities and also to price risk in non financial instruments such as steel and metals (the Group’s major raw materials). The Group currently does not have any arrangement to hedge the price risk exposure of its investment in equity securities and its purchase of raw materials. The Group’s exposure to equity price risk through investment in listed equity securities and also the result of the sensitivity analysis indicate that those risks are insignificant.

362        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

IX.	RISKS RELATED TO FINANCIAL INSTRUMENTS (continued)

2.	Objectives and policies for various risks management (continued)

(2)	Credit risk

At 31 December 2014 and 2013, the Group’s maximum exposure to credit risk which will cause a financial loss to the Group arising from the failure to perform their obligations in relation to each class of recognized financial assets is the carrying amount of those assets as stated in the consolidated balance sheet.

In order to minimise the credit risk, the management of the Group has delegated a department responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the management of the Company consider that the Group’s credit risk is significantly reduced.

The Group maintains its working capital with reputable banks. Therefore, the credit risk for such is minimal.

The Group generally grants the customers with long-relationship credit terms not exceeding 180 days, depending on the situations of the individual customers. For small to medium sized new customers, the Group generally requires them to pay for the products before delivery.

Most of the Group’s domestic sales are sales to electric power plants, metallurgical companies, construction material producers and railway companies. The Group generally has established long-term and stable relationships with these companies. The Group also sells its coal to provincial and city fuel trading companies.

As the Group’s PRC operation does not currently have direct export rights, all of its export sales must be made through National Coal Corporation, Shanxi Coal Corporation or Minmetals Trading. The qualities, prices and final customer destinations of the Group’s export sales are determined by the Group, National Coal Corporation, Shanxi Coal Corporation or Minmetals Trading.

For the years ended 31 December 2014, 2013, and 2012, sales to the Group’s five largest customers accounted for approximately 14.2%, 16.5%, and 19.4% respectively, of the Group’s total revenue. Sales to the Group’s largest customer accounted for 3.7%, 5.8% and 6.3% of the Group’s revenue for the years ended 31 December 2014, 2013 and 2012 respectively. The Group’s largest customer was Huadian Power International Corporation Limited (“Huadian”) for the years ended 31 December 2014, 2013 and 2012.

Annual Report 2014        363

Chapter 13     Financial Statements and Notes (under CASs)

IX.	RISKS RELATED TO FINANCIAL INSTRUMENTS (continued)

2.	Objectives and policies for various risks management (continued)

(2)	Credit risk (continued)

Details of the accounts receivable from the five customers with the largest receivable balances at 31 December 2014 and 2013 are as follows:

	At 31 December	At 31 December
Item	2014	2013
Five largest receivable balances	35.85%	28.45%

The management considers the strong financial background and good creditability of these customers, and there is no significant uncovered credit risk.

The table below shows the credit limit and balance of 5 major counterparties at the balance sheet date:

		At 31 December 2014		At 31 December 2013
		Credit	Carrying	Credit	Carrying
Client	Location	limit	amount	limit	amount
Company A	China	Not applicable	180,052	Not applicable	—
Company B	China	Not applicable	167,666	Not applicable	151,266
Company C	China	Not applicable	158,055	Not applicable	—
Company D	China	Not applicable	156,902	Not applicable	—
Company E	China	Not applicable	60,000	Not applicable	—
Company F	China	Not applicable	—	Not applicable	76,100
Company G	Japan	Not applicable	—	Not applicable	73,369
Company H	Singapore	Not applicable	—	Not applicable	60,007
Company I	Hong Kong	Not applicable	—	Not applicable	57,331

Totals			722,675		418,073

The Group’s geographical concentration of credit risk is mainly in East Asia (excluding the PRC) and Australia. As at 31 December 2014 and 2013, over 45% and 51% of the Group’s total trade receivables were from Australia and from East Asia (excluding the PRC) respectively.

364        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

IX.	RISKS RELATED TO FINANCIAL INSTRUMENTS (continued)

2.	Objectives and policies for various risks management (continued)

(3)	Liquidity risk

The liquidity risk is the Group’s impossibility to perform its financial obligations after the maturity date. In the management of the liquidity risk, the Group monitors and maintains a level of working capital deemed adequate by the management to perform the Group’s obligations, thus will not cause loss or damage to the reputation of the Group. Moreover, the Group analyses its debt structure and deadline regularly and maintain sufficient fund. The management monitors the utilization of bank borrowings and ensures compliance with loan covenants. In the meanwhile, the management keeps in touch with financial institutions and make consultations on financing issues, to maintain enough credit limits and mitigate liquidity risk.

The Group’s main capital source is from bank borrowing. As at 31 December 2014, the unused credit limit of bank loan of the Group was RMB 1.49 billion, (31 December 2013, RMB 1.49 billion), which is all long-term borrowings.

The following table demonstrates the financial assets and financial liabilities the Group held according to the maturity of undiscounted remaining contractual obligations:

31 December 2014:

						Carrying
					Total	amount as at
	Within			Over	undiscounted	December 31,
Items	1 year	1-2 years	2-5 years	5 years	cash flow	2014
Short-term borrowing	2,920,543	—	—	—	2,920,543	2,827,850
Financial liability at fair value through profit or loss	664	—	—	—	664	664
Bills payable	2,102,358	—	—	—	2,102,358	2,102,358
Account payable	2,125,594	—	—	—	2,125,594	2,125,594
Other payable	5,721,476	—	—	—	5,721,476	5,721,476
Interest payable	957,773	—	—	—	957,773	957,773
Salaries and wages payable	872,079	—	—	—	872,079	872,079
Non-current liability within 1 year	5,506,672	—	—	—	5,506,672	3,632,943
Other current liability	8,465,377	—	—	—	8,465,377	8,405,051
Long-term borrowing	—	11,662,053	9,324,513	17,664,119	38,650,685	32,547,502
Bonds payable	858,733	858,733	7,759,496	12,163,333	21,640,295	16,040,608
Long-term payable	—	573,787	2,242,037	57,501	2,873,325	2,460,272
Long-term salaries and wages payable	7,563	—	—	—	7,563	7,563

Annual Report 2014        365

Chapter 13     Financial Statements and Notes (under CASs)

IX.	RISKS RELATED TO FINANCIAL INSTRUMENTS (continued)

3.	Sensitivity analysis

The Group applies sensitivity to analyze the rationality of technical risk variables and the effect of possible changes on profit and loss or owner’s equity. As any risk variable seldom varies, and correlation among variables will play a major role in the ultimate amount of a special risk variable. Therefore, the followings are carrying out on the assumed condition that each variable changes independently.

(1)	Sensitivity analysis of foreign exchange

The main impact that the Group is encountering is movement on USD.

The following table illustrates the sensitivity when RMB appreciate or devalue for 5%. 5% movement represents evaluation on reasonable change of foreign exchange rate for the next accounting year. Sensitivity analysis is based on balance of monetary items measured by foreign currencies, 5% adjustment of foreign exchange rate, and the assumption under which other factors are remained consistent. The analysis has also included borrowings, which is neither the regular operating currencies of the borrower.

Sensitivity of domestic companies

	Impact from USD
	31 December	31 December
	2014	2013
Increase (or decrease) in profit or loss
– Devaluation of RMB to foreign currencies	-92,093	-30,799
– Appreciation of RMB to foreign currencies	92,093	30,799

Sensitivity of Yancoal Australia, Hong Kong Company, and Yancoal International:

	Impact from USD
	31 December	31 December
	2014	2013
Increase (or decrease) in profit or loss
– Devaluation of RMB to foreign currencies	-266,627	-183,057
– Appreciation of RMB to foreign currencies	266,627	183,057
Increase (or decrease) in shareholders’ equity
– Devaluation of RMB to foreign currencies	-867,261	-862,206
– Appreciation of RMB to foreign currencies	867,261	862,206

366        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

IX.	RISKS RELATED TO FINANCIAL INSTRUMENTS (continued)

3.	Sensitivity analysis (continued)

(2)	Sensitivity analysis of interest rate

The sensitivity analysis of interest rate is based on the following assumptions:

The fluctuation of market interest rate will have impact on interest income or expense of variable interest-rate financial instrument;

For the fixed interest-rate financial instrument measured at fair value, the changes of market interest rate can only affect its interest income or expense;

The market interest rate at the balance sheet date shows the changes of derivative financial instrument calculated on discounted cash flow method and fair value of other financial assets and liabilities.

Based on the above-mentioned assumptions, under the prerequisite that other variables have no change, reasonable changes that might happen in interest rate have impact on the current profit/loss and equity after tax.

		2014		2013
	Interest rate	impact on	impact on	impact on	impact on
Items	movement	net profit	owner’s equity	net profit	owner’s equity
Borrowings with floating interest rate	Increased by 1%	-244,001	-244,001	-226,900	-226,900
Borrowings with floating interest rate	Decreased by 1%	244,001	244,001	226,900	226,900

Annual Report 2014        367

Chapter 13     Financial Statements and Notes (under CASs)

X.	DISCLOSURE ON FAIR VALUE

1.	Assets and liabilities measured at fair value by the end of 2014 and levels of fair value hierarchy measurement

	Fair value at 31 December 2014
Items	Level 1	Level 2	Level 3	Total
I. Continuous fair value measurement
(I) Available-for-sale financial instrument	249,403	—	—	249,403
(1) equity instrument investment	249,403			249,403
(II) Other current asset	—	359	89,137	89,496
(1) hedging instrument-forward foreign exchange contract		359		359
(2) royalty receivable			89,137	89,137
(III) Other non-current asset	—	—	909,927	909,927
(1) royalty receivable			909,927	909,927
Total assets continuously measured at fair value	249,403	359	999,064	1,248,826
(I) financial liability at fair value through profit or loss	664	—	—	664
1. Financial liability at fair value specified through profit or loss	664			664
(II) other current liability	—	80,938	—	80,938
(1) hedging instrument-forward		2,621		2,621
(2) hedging instrument-collar option		78,317		78,317
Total liabilities continuously measured at fair value	664	80,938	—	81,602

2.	Financial instrument of which fair value is measured under level 1: Shares of listed companies and future contracts purchased by the Group, which is quoted in active market. Its fair value is measured by the closing quoted market price.

3.	Financial instrument of which fair value is measured under level 2: Forward exchange and collar option, which is not quoted in active market. Its fair value measurement is referred to the Group’s valuation techniques. Those techniques include various observable market data as factors.

368        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

X.	DISCLOSURE ON FAIR VALUE (continued)

1.	Assets and liabilities measured at fair value by the end of 2014 and levels of fair value hierarchy measurement (continued)

4.	Financial instrument of which fair value is measured under level 2: Royalty receivable measured by discounted future cash flows.

5.	In 2014 and 2013, there is no transfer between different levels.

XI.	RELATIONSHIP OF RELATED PARTIES AND TRANSACTIONS

i.	RELATIONSHIP OF RELATED PARTIES

1.	Controlling shareholder and ultimate controlling party

(1)	Controlling shareholder and ultimate controlling party

Controlling						Shareholding	Voting
shareholder						Proportion	Proportion
and ultimate	Type of	Registration	Business	Legal	Registered	of the	of the
controlling party	enterprise	location	nature	representative	capital	Company (%)	Company
Yankuang Group Co. Ltd	State-owned Enterprise	Zoucheng, Shandong	Industry processing	Zhang Xinwen	3,353,388	52.86	52.86

(2)	Registered capital of controlling shareholder and its changes

	At 1 January			At 31 December
Controlling shareholder	2014	Addition	Reduction	2014
Yankuang Group Co. Ltd	3,353,388	—	—	3,353,388

Annual Report 2014        369

Chapter 13     Financial Statements and Notes (under CASs)

XI.	RELATIONSHIP OF RELATED PARTIES AND TRANSACTIONS (continued)

i.	RELATIONSHIP OF RELATED PARTIES (continued)

1.	Controlling shareholder and ultimate controlling party (continued)

(3)	The proportion and changes of equity or interest of controlling shareholder

	Shareholding amount		Shareholding proportion
	At 31 December	At 1 January	At 31 December	At 1 January
Controlling shareholder	2014	2014	2014	2014
Yankuang Group Co. Ltd	2,600,000	2,600,000	52.86%	52.86%

Note:	At the end of this reporting period, Yankuang Group Co. Ltd. holds 180,000,000 H-shares of the Company through its wholly-owned subsidiaries, accounting for approximately 3.66% of the Company’s total issued share capital.

2.	Subsidiaries

For detailed information of subsidiaries, please refer to Note “VIII, i, (1) Organisational structure of the Group”.

3.	Joint ventures and associates

For detailed information of joint ventures or associates, please refer to Note “VIII, ii, (1)” under the chapter “Significant joint ventures or associates “. Joint ventures and associates incurring related party transactions with the Company in current year or previous years and generating balance are as the followings:

Company name	Relation to the Company
Shandong Shengyang Wood Co., Ltd	Associates
Jining Jiemei New Wall Material Co., Ltd	Associates
Newcastle Coal Infrastructure Group Pty Ltd (“NCIG”)	Associates
Shengdi Fenlei Coal Preparation and Engineering Technology (Tianjin) Co., Ltd.	Joint venture
Ashton Coal Mines Limited (Note)	Joint ventures

Note:	Subsidiary of the Company acquired 10% share of Ashton Coal Mines Limited through which the Company’s holding in Ashton reached to 100%. Therefore Ashton is consolidated into the Company’s consolidation financial statement. Please refer to Note “VII, I”.

370        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs) Chapter 13

XI.	RELATIONSHIP OF RELATED PARTIES AND TRANSACTIONS (continued)

i.	RELATIONSHIP OF RELATED PARTIES (continued)

4.	Other related parties

Related parties	Type of related relationship	Transactions
Yankuang Group Tangcun Shiye Co., Ltd.	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Sales of goods and materials, purchase of materials, acceptance of labour service
Yankuang Group Dalu Machinery Co., Ltd.	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Sales of goods and materials, purchase of materials, acceptance of labour service
Yankuang Group Zoucheng Jinming Electrical and Mechanical Co., Ltd.	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Sales and purchase of materials, acceptance of labour service
Shandong Yankuang International Coking Co., Ltd.	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Sales of goods
Yankuang Group Donghua Logistics Co., Ltd.	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Sales of goods and material, purchase of goods
Yankuang Donghua Zoucheng Haitian Trading Co., Ltd.	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Sales and purchase of goods
Yankuang Guohong Chemicals Co., Ltd.	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Sales of goods
Yankuang Group Co., Ltd. (Aluminium)	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Sales of goods
Yankuang Group Donghua Construction Co., Ltd.	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Sales of goods, purchase of materials, acceptance of labour service
Yankuang Group Zoucheng Jintong Rubber Co., Ltd.	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Purchase of materials, acceptance of labour service
Yankuang Meihua Gongxiao Co., Ltd	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Sales and purchase of goods
Shandong Yankuang Jisan Electricity Co., Ltd.	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Sales of goods
Yankuang Group Electrical and Machinery Equipment Co., Ltd.	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Sales and purchase of materials, acceptance of labour service
Yankuang Group Hailu Construction Co., Ltd.	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Acceptance of labour service
Yankuang Donghua 37 Chu	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Sales of materials, acceptance of labour service
Yankuang Donghua Construction Co., Ltd., Geological and Mining Branch	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Sales of materials, acceptance of labour service

Annual Report 2014        371

Chapter 13     Financial Statements and Notes (under CASs)

XI.	RELATIONSHIP OF RELATED PARTIES AND TRANSACTIONS (continued)

i.	RELATIONSHIP OF RELATED PARTIES (continued)

4.	Other related parties

Related parties	Type of related relationship	Transactions
Yankuang Donghua Construction Co., Ltd., Building and Installation Branch	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Acceptance of labour service
Yankuang Group Zoucheng Huajiang Design and Research Co., Ltd.	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Acceptance of labour service
Yankuang Boyang Foreign Economic and Trading Co., Ltd.	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Sales of goods
Yankuang Donghua Zoucheng Haitian Trading Co., Ltd.	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Purchase of materials
Yankuang Group Changlong Cable Co., Ltd.	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Purchase of materials
Yankuang Group Fuxing Shiye Co., Ltd.	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Purchase of materials
Yankuang Group Labour Service Co., Ltd.	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Purchase of materials, acceptance of labour service
Yankuang Group Zoucheng Dehailan Rubber Co., Ltd.	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Purchase of materials
Zoucheng Shuangye Clothing Co., Ltd.	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Purchase of materials
Yanzhou Dongfang Jidian Co., Ltd.	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Sales of goods, purchase of materials, acceptance of labour service
Yankuang Group Finance Co., Ltd	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Deposit, financial service
Other entities with common controlling party	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Sales and purchase of materials, acceptance of labour service
Noble Group	Other related parties	Dealing accounts, sales of goods, rendering of service, acceptance of service

372        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

XI.	RELATIONSHIP OF RELATED PARTIES AND TRANSACTIONS (continued)

ii.	RELATED PARTY TRANSACTIONS

1.	Goods purchasing & sales, provision & acceptance of labour service

(1)	Goods purchasing/acceptance of labour service

Related parties	Transaction	2014	2013
Controlling shareholder and entities it controls	Goods purchasing	1,286,869	1,196,372
Associates	acceptance of labour service-port fee	272,181	392,898
Other related parties	acceptance of labour service-port fee	27,270	—
Other related parties	acceptance of labour service-marketing service commission	11,465	37,084
Total		1,597,785	1,626,354

(2)	Goods sales/provision of labour service

Related parties	Transaction	2014	2013
Controlling shareholder and entities it controls	goods sales-coal	2,287,541	2,839,839
Other related parties	goods sales-coal	1,894,487	2,337,691
Joint venture	goods sales-coal	474,610	796,212
Controlling shareholder and entities it controls	goods sales-methanol	127,921	126,398
Controlling shareholder and entities it controls	Goods sales-material	510,432	328,732
Controlling shareholder and entities it controls	Goods sales-electricity, heat	114,163	111,675
Controlling shareholder and entities it controls	Goods sales-coal mine operating	4,337	—
Joint venture	provision of labour-management service	602	1,530
Joint venture	provision of royalty services	79,921	98,435
Other related parties	provision of labour-off port service	758	809

Total		5,494,772	6,641,321

Annual Report 2014        373

Chapter 13     Financial Statements and Notes (under CASs)

XI.	RELATIONSHIP OF RELATED PARTIES AND TRANSACTIONS (continued)

ii.	RELATED PARTY TRANSACTIONS (continued)

2.	Guarantee

Securing party	Secured party	Amount guaranteed	Guarantee starting date	Guarantee maturity date	Completion
Yankuang Group	The Company	RMB1.71444 billion	2011-9-29	2016-9-28	No
Yankuang Group	Heze Neng Hua	RMB10 million	2012-5-28	2022-5-23	No
The Company	Yancoal International	RMB1.4 billion	2013-8-29	2016-8-28	No
The Company	Yancoal International	RMB2.1 billion	2013-8-29	2016-10-20	No
The Company	Yancoal International	RMB675.9 million	2013-12-23	2016-12-23	No
The Company	Yancoal International	RMB2 billion	2013-6-24	2016-6-20	No
The Company	Yancoal International	RMB1 billion	2013-12-16	2015-12-11	No
The Company	Yancoal International	RMB1.36 billion	2014-1-9	2017-1-8	No
The Company	Yancoal Australia	USD869.66 million	2012-12-16	2017-12-16	No
The Company (note)	Yancoal Australia	USD45 million	2012-12-16	2017-12-16	No
The Company	Yancoal Australia	RMB6.22 billion	2013-12-16	2018-12-16	No
The Company	Yancoal Australia	RMB325 million	2013-12-16	2018-12-16	No
The Company	Yancoal Australia	USD860.68 million	2014-12-16	2019-12-16	No
The Company	Yancoal Australia	USD50 million	2014-12-16	2019-12-16	No
Yankuang Group	The Company	RMB140 million	2014-6-20	2019-6-20	No
Yankuang Group(Note 1)	The Company	RMB1 billion	2012-7-23	2017-7-22	No
Yankuang Group(Note 1)	The Company	RMB4 billion	2012-7-23	2022-7-22	No
Yankuang Group(Note 1)	The Company	RMB1.95 billion	2014-3-5	2019-3-4	No
Yankuang Group(Note 1)	The Company	RMB3.05 billion	2014-3-5	2024-3-4	No
The Company (note 2)	Yancoal International	USD450 million	2012-5-16	2017-5-15	No
The Company (note 2)	Yancoal International	USD550 million	2012-5-16	2022-5-15	No
The Company (note 3)	Yancoal Trading	USD300 million	2014-5-22	N/A	No

Note 1:	The Company’s controlling shareholder, Yankuang Group, provides guarantee for the Company, for issuance of corporate bond of RMB10 billion.

Note 2:	The Company provides guarantee for its subsidiary, Yancoal International, for issuance of corporate bond of USD1 billion.

Note 3:	The Company provides guarantee for its subsidiary, Yancoal Trading, for issuance of perpetual bond of USD300 million.

374        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

XI.	RELATIONSHIP OF RELATED PARTIES AND TRANSACTIONS (continued)

ii.	RELATED PARTY TRANSACTIONS (continued)

3.	Free use of trademark

The trademark of the Company registered and owned by the controlling shareholder, is used by the Company for free.

4.	Transactions with Yankuang Group Finance Company Limited and Middlemount Mine

As at the end of this reporting period, the balance of deposits of the Company in Yankuang Group Finance Company Limited was RMB927.25 million and the interest income during this reporting period was RMB4.44 million.

During the reporting period, the amount of long-term loans of the Company from Yankuang Group Finance Company Limited was RMB227.79 million, including: USD5.36 million and RMB195 million. And the interest expense was RMB2.60 million. The amount of short-term loans was RMB100 million and the interest expense was RMB7.31 million.

As at the reporting date, Yancoal Australia, the subsidiary of the Company, provided loans of AUD339.97 million, with newly-increased principal of AUD28.5 million during the reporting, to Middlemount Joint Venture, the interest receivable is AUD19.21 million.

5.	Remuneration of key management

Key management	2014	2013
Independent non-executive director	520	520
Executive director	5,995	2,294
Supervisor	2,615	1,113
Other personnel of management	3,825	3,600

Total	12,954	7,526

Annual Report 2014        375

Chapter 13     Financial Statements and Notes (under CASs)

XI.	RELATIONSHIP OF RELATED PARTIES AND TRANSACTIONS (continued)

ii.	RELATED PARTY TRANSACTIONS (continued)

6.	Other transactions

Pursuant to an agreement signed between the Company and Yankuang Group, Yankuang Group manages staff social insurance for the Company. Such expenses of the Company for 2014 and 2013 are RMB1.1878 billion and RMB1.42851 billion respectively.

Pursuant to an agreement signed between the Company and Yankuang Group, Yankuang Group manages the retired personnel for the Company. Such expenses of the Company for 2014 and 2013 are RMB609.12 million and RMB327.62 million, respectively.

Pursuant to an agreement signed by the Company and Yankuang Group, the department and subsidiaries of Yankuang Group provided the following services and charged related service fees during the year, transaction price is determined based on market price, government pricing or negotiated price. Details are as following:

Items	2014 (RMB’0000)	2013 (RMB’0000)
Services received from the Group
Construction service	60,085	52,231
Transportation	1,957	1,412
Gas and heating expenses	4,065	4,242
Buildings management	13,720	8,004
Maintenance and repaire service	23,811	26,685
Employees’ benefits	3,581	3,370
Communication Services	2,978	1,941

Subtotal	110,197	97,885

376        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

XI.	RELATIONSHIP OF RELATED PARTIES AND TRANSACTIONS (continued)

iii.	Amount due to or from related party

1.	Receivables

		At 31 December 2014		At 1 January 2014
Items	Related parties	Carrying amount	Bad debt provision	Carrying amount	Bad debt provision
Notes receivable	Other enterprises under control of the same controlling shareholder and ultimate controlling party	245,968	—	383,459	—
Accounts receivable	Other enterprises under control of the same controlling shareholder and ultimate controlling party	59,809	—	19,412	—
Accounts receivable	Other related parties	239,552	—	78,344	—
Accounts receivable	Joint venture	160,660	—	28,859	—
Advances to suppliers	controlling shareholder and ultimate controlling party	2,888	—	—	—
Advances to suppliers	Other enterprises under control of the same controlling shareholder and ultimate controlling party	26,080	—	31,653	—
Other receivables	controlling shareholder and ultimate controlling party	16,994	—	16,994	—
Other receivables	Other enterprises under control of the same controlling shareholder and ultimate controlling party	178,189	—	1,177	—
Other receivables	Associates	116,883	—	86,213	—
Other receivables	Joint Ventures	—	—	160,723	—

Total		1,047,023	—	806,834	—

Annual Report 2014        377

Chapter 13     Financial Statements and Notes (under CASs)

XI.	RELATIONSHIP OF RELATED PARTIES AND TRANSACTIONS (continued)

iii.	Amount due to or from related party

2.	Payables

Payables	Related parties	At 31 December 2014	At 1 January 2013
Bills payable	controlling shareholder and ultimate controlling party	18,956	—
Bills payable	Other enterprises under control of the same controlling shareholder and ultimate controlling party	15,816	—
Accounts payable	controlling shareholder and ultimate controlling party	4,677	338
Accounts payable	Other enterprises under control of the same controlling shareholder and ultimate controlling party	150,949	44,398
Accounts payable	Associates	10	—
Accounts payable	Other related parties	—	11,305
Advance from customers	Other enterprises under control of the same controlling shareholder and ultimate controlling party	24,913	104,727
Other payable	controlling shareholder and ultimate controlling party	352,197	226,697
Other payable	Other enterprises under control of the same controlling shareholder and ultimate controlling party	660,066	735,336
Other payable	Associates	17	—

Total		1,227,601	1,122,801

XII.	CONTINGENCY

1.	Australian subsidiaries and joint ventures

Items	As at 31 December 2014	As at 1 January 2014
Performance guarantees provided to daily operations	1,650,678	1,421,302
Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	218,380	201,037
Guarantees provided to land requisition	182,282	—

Total	2,051,340	1,622,339

378        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

XII.	CONTINGENCY (continued)

2.	Zhongxin Daxie Fuel Co., Ltd. (“Zhongxin Daxie”), as the plaintiff, brought a civil litigation against the Company, as the defendant, at the Shandong Provincial Higher People’s Court, alleging a failure by the Company to perform its delivery obligations under Coal Sales Contract between the parties. Zhongxin Daxie sued for the termination of the coal sales contract, return of payments for goods and damage in an amount of RMB163.6 million. It was the first instance judgment of the Shandong Provincial Higher People’s Court that: Zhongxin Daxie’s claim was rejected. On 30 June 2014, the Company received the Notice of the Decision on Appeal from the Supreme People’s Court of the People’s Republic of China. As at the disclosure date of this report, the case has not yet been heard.

3.	Except for the contingencies stated above and included in Note “XI, ii, 2”, as at 31 December 2014, the Group does not have any other significant contingencies.

XIII.	COMMITMENTS

1.	Ongoing investment agreement and related financial expenditure

(1)	In August 2006, the Company entered into an agreement with two independent third parties to establish a company to operate Yulin Yushuwan Coal Mine in Shaanxi. Pursuant to agreement, the Company shall pay RMB196.80 million and the Company has paid RMB117.93 million (note VI. 20). By the end of the reporting period, RMB78.87 million is still not paid by the Company. As at this reporting date, the Company’s application legal files for establishment and registration have been handled to National Development and Reform Committee (Shan Development and Reform Coal and Electricity (2009) No. 1652) and related government departments, and are still waiting to be approved.

(2)	The Company entered into equity transfer agreements and supplementary agreements with three independent third parties during 2010-2012 to acquire 74.82% equity interests of Inner Mongolia Haosheng Coal Mining Company Limited. According to several capital increase resolutions of the board of Inner Mongolia Haosheng Coal Mining Company Limited during 2011-2012, the Company needed to pay RMB7.361 billion for equity transfer and capital increase. As at the end of the reporting period, RMB4.84303 billion has been paid by the Company and RMB2.51797 billion was still unpaid.

Annual Report 2014        379

Chapter 13     Financial Statements and Notes (under CASs)

XIII.	COMMITMENTS (continued)

2.	Ongoing lease agreements and related financial influence

As at 31 December 2014 (T), the amount shall be carried by the Group for irrevocable operating lease and financing lease of machinery and equipments, buildings, etc. are stated as the follows:

Terms	Operating lease (RMB’0000)	Financing lease (RMB’0000)
T+1year	15,298	5,427
T+2years	12,368	5,443
T+3years	621	4,619
T+3years later	265	5,175

Total	28,552	20,664

3.	As at 31 December 2014, the Group’s other commitments which have not been recognized in the financial statements are as follows:

Commitments	At December 31, 2014 (RMB’0000)	At January 1, 2014 (RMB’0000)
Capital expenditure-purchase and construction of assets	273,192	241,446

Total	273,192	241,446

Except for the above stated commitments, the Company has no other significant commitments to claim by 31 December 2014.

XIV.	EVENTS AFTER BALANCE SHEET DATE

1.	Profit distribution

Items	Content
Proposed profit or dividend distribution	As approved in the seventh meeting of the sixth session of the Board of Directors on 27 March 2015, the Company proposed to declare a cash dividend payable of RMB98.37 million at RMB0.2 per ten share (tax include)

Declared profit or dividend distribution after review and approval	As approved by the 2013 Board of Directors Meeting, the actual dividend distribution is RMB98.37 million.

2.	Except for the above stated events, the Group has no other significant events after balance sheet day to claim.

380        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

XV.	OTHER IMPORTANT EVENTS

1.	Leases

(1)	At 31 December 2014, the carrying amount of fixed assets leased by the Group through leaseback financing lease was RMB 1.81 billion. See Note VI.13.(2) for fixed assets by financial leases.

(2)	At 31 December 2014, minimum finance lease payment was RMB 207 million. See Note XIII.2 for the minimum finance lease payment.

(3)	At 31 December 2014, minimum payment of significant operating leases was RMB 286 million. See Note XIII.2 for the minimum payment of significant operating leases.

2.	Deposit of Environment Restoration

Pursuant to “Temporary Management Measurements for Deposit of Shandong Province Mine Geological Environment Restoration” with the code of Lucaizheng (2005) No.81 and respective regulations issued by the Shandong Province Finance Bureau and Shandong Provincial Department of Land & Resources, the mining rights owners shall implement obligation of mine environment restoration and hand in geological environment restoration deposit. The interests and principal of the deposit shall be returned to the mining rights owners after the acceptance of such restorations. In accordance with the provisions of such regulation, the Company and the subsidiary Heze Neng Hua shall hand in the deposit of RMB 1,732.84 million and RMB 903.19 million before the expiration of mining rights. By the end of the reporting period, the Company and the subsidiary Heze Neng Hua have handed in RMB 1,000 million and RMB 52 million. In addition, pursuant to the provisions of “Notice of Withdrawal Management of Mine Environment Restoration Guarantee Deposit (Experimental)” issued by Shanxi government (Jinzhengfa (2007) No. 41), by the end of the reporting period, Heshun Tianchi, the subsidiary of the Company has paid the environmental guarantee deposits RMB43.49 million.

3.	Tax audit of Yancoal Australia Limited

Since 2013, Australian Tax Office (ATO) has conducted a tax review of Yancoal Australia, a subsidiary of the Company. This tax review has been continued till this reporting period and part of the tax issues have been rechecked by ATO. As at 31 December 2014, Yancoal Australia Limited and ATO were discussing the outstanding events. It is expected that the tax review conclusion will be fulfilled at the first half of 2015 and it will not have significant effect on financial position of Yancoal Australia.

Annual Report 2014        381

Chapter 13     Financial Statements and Notes (under CASs)

XV.	OTHER IMPORTANT EVENTS (continued)

4.	Financial support to Middlemount Joint Venture Pty Ltd

Yancoal Australia, the subsidiary of the Company, submitted the document of offering financial support to Middlemount Joint Ventrue in 2014, commitment:

Yancoal Australia will not require Middlemount Joint Venture repay any debts, except Middlemount Joint Venture agree to repay or otherwise specified in the loan agreement.

Yancoal Australia provides financial support to Middlemount Joint Venture, making it be able to repay the due debts. The borrowing amount will be determined on Yancoal Australia’s equity holdings and the required amount of the loan.

5.	Segment report in 2014

(1)	Segment report in 2014

Unit: RMB’000

Items	Coal mining business	Railway transportation business	Methanol, Electricity power and heat	Undistributed items	Inter- segment elimination	Total
Operating revenue	63,440,580	447,775	2,342,497	335,027	2,643,141	63,922,738
–External	61,989,258	373,617	1,504,301	55,562	—	63,922,738
–Inter-segment	1,451,322	74,158	838,196	279,465	2,643,141	—
Operating cost and expenses	60,599,506	411,499	1,975,780	321,144	1,931,769	61,376,110
–External	49,910,043	251,139	1,488,214	54,600	—	51,703,996
–Inter-segment	1,311,017	49,480	275,411	240,776	1,876,684	—
–Operating expense during the period	9,378,446	110,830	212,155	25,768	55,085	9,672,114
Total operating profit (loss)	2,841,074	36,326	366,717	13,883	711,372	2,546,628
Total assets	179,416,393	704,567	7,614,236	1,831,312	58,431,308	131,135,200
Total liabilities	108,198,487	217	4,209,956	1,202,402	26,115,314	87,495,748
Complementary information
Depreciation and amortization	3,462,620	63,055	435,121	2,430	—	3,963,226
Non-cash expenses excluding depreciation and amortization	11,689	—	–693	2	—	10,998
Capital expenditure	4,883,473	26,776	356,264	218,303	—	5,484,816

382        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

XV.	OTHER IMPORTANT EVENTS (continued)

5.	Segment report in 2014 (continued)

(2)	Segment report in 2013

Unit: RMB’000

Items	Coal mining business	Railway transportation business	Methanol, Electricity power and heat	Undistributed items	Inter- segment elimination	Total
Operating revenue	58,050,718	501,235	2,504,750	75,576	2,405,690	58,726,589
–External	56,612,048	457,898	1,628,316	28,327	—	58,726,589
–Inter-segment	1,438,670	43,337	876,434	47,249	2,405,690	—
Operating cost and expenses	57,808,504	462,850	2,222,607	161,528	1,818,773	58,836,716
–External	43,976,673	309,806	1,298,722	25,997	—	45,611,198
–Inter-segment	1,035,078	27,134	701,147	39,211	1,802,570	—
–Operating expense during the period	12,796,753	125,910	222,738	96,320	16,203	13,225,518
Total operating profit	242,214	38,385	282,143	–85,952	586,917	–110,127
Total assets	150,523,047	493,305	7,427,723	11,307,268	44,051,869	125,699,474
Total liabilities	94,383,715	170,879	4,039,773	13,376,366	28,828,306	83,142,427
Complementary information
Depreciation and amortization	3,855,464	68,098	454,632	2,306	—	4,380,500
Non-cash expenses excluding depreciation and amortization	2,109,608	—	46	–4	—	2,109,650
Capital expenditure	7,982,589	22,005	945,938	145,803	—	9,096,335

Annual Report 2014        383

Chapter 13     Financial Statements and Notes (under CASs)

XVI.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY

1.	Accounts receivable

(1)	Classification of accounts receivable

			At 31 December 2014				At 1 January 2014
	Book balance		Bad debt provision			Book balance		Bad debt provision
				Accrued					Accrued
		Proportion		proportion	Book		proportion		proportion	Book
Items	amount	(%)	amount	(%)	value	amount	(%)	amount	(%)	value
Accounts receivables accrued bad debt provision as per portfolio	—	—	—	—		—	—	—	—
Accounting aging portfolio	305,105	56	13,588	4.45	291,517	168,809	36	8,180	4.85	160,629
Risk-free portfolio	237,059	44	—	—	237,059	303,447	64	—	—	303,447
The subtotal of portfolio	542,164	100	13,588	2.51	528,576	472,256	100	8,180	1.73	464,076

Total	542,164	—	13,588	—	528,576	472,256	—	8,180	—	464,076

1)	Accounts receivables in the portfolio accrued the bad debt provisions as per accounting aging analysis method:

		At December 31, 2014
	Accounts	Bad debt	% Bad debt
Item	receivable	provision	provision
Within 1 year	303,598	12,144	4
1-2 years	90	27	30
2-3 years	—	—	50
Over 3 years	1,417	1,417	100

Total	305,105	13,588	—

2)	Accounts receivables in the portfolio accrued the bad debt provision under other method:

		At 31 December 2014
	Accounts	Bad debt	Accrued
Item	receivable	provision	proportion (%)
Risk-free portfolio	237,059	—	—

Total	237,059	—	—

(2) There was no bad debt provision accrual, reversal (or recover) during the reporting period.

(3) There were no accounts receivables wrote off during the reporting period.

384        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

XVI.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

2.	Other receivables

(1)	Classification of other receivables

			At December 31, 2014				At January 1, 2014
	Book balance		Bad debt provision			Book balance		Bad debt provision
				Accrued					Accrued
		proportion		proportion	Book		proportion		proportion	Book
Items	amount	(%)	amount	(%)	value	amount	(%)	amount	(%)	value
Accounts receivables accrued bad debt provision as per portfolio	—	—	—	—		—	—	—	—
Accounting aging portfolio	15,112	—	13,968	92.43	1,144	17,141	—	15,091	88.04	2,050
Risk-free portfolio	3,996,572	100	—	—	3,996,572	11,662,011	100	—	—	11,662,011
The subtotal of portfolio	4,011,684	100	13,968	0.35	3,997,716	11,679,152	100	15,091	0.13	11,664,061
The receivables without individual significant amount accruing bad debts provisions	3,163	—	3,163	100	—	—	—	—	—	—

Total	4,014,847	—	17,131	—	3,997,716	11,679,152	—	15,091	—	11,664,061

1)	Other receivables in the portfolio accrued the bad debt provisions as per accounting aging analysis method:

	At December 31, 2014
Item	Other accounts receivable	Bad debt provision	% Bad debt provision
Within 1 year	463	19	4
1-2 years	1,000	300	30
2-3 years	—	—	50
Over 3 years	13,649	13,649	100

Total	15,112	13,968	—

Annual Report 2014        385

Chapter 13     Financial Statements and Notes (under CASs)

XVI.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

2.	Other receivables (continued)

(1)	Classification of other receivables (continued)

2)	Other accounts receivables in the portfolio accrued the bad debt provision under other method:

	At 31 December 2014
	Other accounts	Bad debt	Accrued
Item	receivable	provision	proportion (%)
Risk-free portfolio	3,996,572	—	—

Total	3,996,572	—	—

Risk-free portfolio includes balance between the Company and its subsidiary with the amount of RMB 3.63 billion.

3)	Other accounts receivables without individual significant amount accruing bad debt provision by the end of 2014

	Carrying	Bad debt	Accrued	Reason for
Company	amount	amount	proportion (%)	accrual
Guoneng Head office	3,163	3,163	100 Non-recoverable

Total	3,163	3,163	—	—

(2)	There was no bad debt provision accrual, reversal (or recover) during the reporting period.

(3)	There were no other accounts receivables written off during the reporting period.

386        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

XVI.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

2.	Other receivables (continued)

(4)	Other receivable categorized by nature

	Carrying	Carrying
	amount at	amount at
Nature	31 Dec. 2014	1 Jan. 2014
Dealing accounts	3,745,029	7,374,966
Petty cash	11,710	10,992
Advance deposit	170,479	25,910
Receivable of materials	63,633	1,693
Receivable of investment	—	4,264,508
Receivable of advance payment	518	1,081
Tax pending deduction	23,478	2

Total	4,014,847	11,679,152

3.	Long-term equity investment

(1)	Classification of long-term equity investment

	31 December 2014			1 January 2014
	Carrying	Provision for	Carrying	Carrying	Provision for	Carrying
Items	amount	impairment	amount	amount	impairment	amount
Investment on subsidiaries	29,791,871		29,791,871	19,912,276		19,912,276
Investment on joint ventures and associates	2,958,980		2,958,980	2,744,956		2,744,956

Total	32,750,851		32,750,851	22,657,232		22,657,232

Annual Report 2014        387

Chapter 13     Financial Statements and Notes (under CASs)

XVI.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

3.	Long-term equity investment (continued)

(2)	Investment on subsidiaries

						Provision for
						impairment
					Current year	as at
	1 January			31 December	accrual for	31 December
Investees	2014	Increase	Decrease	2014	impairment	2014
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd.	2,710			2,710
Shandong Yanmei Shipping Co., Ltd.	10,576			10,576
Yanmei Heze Neng Hua Co., Ltd.	2,924,344			2,924,344
Yancoal Australia Limited	3,781,600			3,781,600
Yanzhou Coal Mining Yulin Neng Hua Co., Ltd	1,400,000			1,400,000
Yanzhou Coal Shanxi Neng Hua Co., Ltd	508,206			508,206
Yanzhou Coal Ordos Neng Hua Co., Ltd	3,100,000	5,000,000		8,100,000
Shandong Hua Ju Energy Co., Ltd	599,523			599,523
Yancoal International (Holding) Co., Ltd.	17,917	4,194,595		4,212,512
Zoucheng Yankuang Beisheng Industry and Trade Co., Ltd.	2,404			2,404
Shandong Coal Trading Centre Co., Ltd.	51,000			51,000
Inner Mongolia Haosheng Coal Minig Co., Ltd.	7,360,996			7,360,996
Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd.		153,000		153,000
Zhongyin Logistic		300,000		300,000
Zhongyin Financing Lease Co., Ltd.		375,000		375,000
Duanxin Investment Holding (Beijing) Co., Ltd		10,000		10,000

Total	19,912,276	9,879,595		29,791,871

388        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

XVI.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

3.	Long-term equity investment (continued)

(3)	Investment on joint ventures and associates

											Provision for
					Adjustment		Cash or				impairment
				Investment	on other	Movement	share				as at 31
	1 January			income under	comprehensive	of other	dividends	Impairement		31 December	December
Investees	2014	Increase	Decrease	equity method	income	equity	declared	accrual	Others	2014	2014
I. Joint venture Shengdi Fenlei Coal Preparation and Engineering Technology (Tianjin) Co., Ltd.		3,000		351						3,351
II. Associates China HD Zouxian Co., Ltd.	1,183,098			184,304	—		-178,645			1,188,757
Yankuang Group Finance Co., Ltd.	211,858	125,000		30,950	—		-57,500			310,308
Shaanxi Future Energy Chemical Co., Ltd.	1,350,000			95,351	11,213		—			1,456,564
Shandong Shengyang Wood Co., Ltd.	—
Jining Jiemei New Wall Materials Co., Ltd.	—

Total	2,744,957	128,000		310,955	11,213		-236,145			2,958,980

Annual Report 2014        389

Chapter 13     Financial Statements and Notes (under CASs)

XVI.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

4.	Operation revenue and operation cost

	2014		2013
	Operation	Operation	Operation	Operation
Items	revenue	cost	revenue	cost
Principal operations	38,157,992	28,501,278	38,090,007	27,976,167
Other operations	3,162,304	2,987,969	2,438,377	2,698,754

Total	41,320,296	31,489,247	40,528,384	30,674,920

5.	Investment income

Items	2014	2013
Investment income for long-term equity investment under cost method	—	3,947
Investment income for long-term equity investment under equity method	310,955	233,896
Investment income of trusted loan during holding period	969,945	760,993
Investment income of available-for-sale financial assets during holding period	7,385	4,482
Investment income of trading financial liabilities during holding period	-37
Investment income from disposal on foreign currencies forward contract	—	66,913
Investment income of financial liabilities at fair value through profit or loss when they are recognized	—

Total	1,288,248	1,070,231

XVII. APPROVAL OF FINANCIAL STATEMENTS

The financial statements have been approved by board of directors on 27 March 2015.

390        Yanzhou Coal Mining Company Limited

Financial Statements and Notes (under CASs)     Chapter 13

SUPPLEMENT

1.	Extraordinary gain

Pursuant to Explanation to Information Disclosure and Presentation Rules for Companies Making Public Offering No. 1 Extraordinary Gain (2008), extraordinary gains of the Group for the year of 2014 are as follows:

Items	2014	Remark
Gain and loss from disposal of non-current assets	1,694
Government subsidies included in the gains and losses of the period	235,082
Income from the difference between the fair value of the identifiable net assets receivable from the investees and investment cost of subsidiaries, associates and joint ventures acquired	147,993
Gain and loss from changes in fair value of tradable financial assets and liabilities, and investment income from disposal of tradable financial assets and liabilities as well as available for sales financial assets except the hedging business related to normal operations	-80,953
Fair value changes of CVR	-18,314
Other non-operating revenues and expenses excluding the above items	434,848
Other gain/loss that meets the definition of extraordinary gain/loss	454,711
Subtotal	1,175,061
Extraordinary gain or loss excluding income tax effect	186,098
Minority interest effect (after tax)	18,778
Impact attributable to the Parent	968,175

Note:	Other items that meet the definition of extraordinary gain or loss is the interest occupied by the fund of the Company and its subsidiaries, which is relieved by Finance Department of Inner Mongolia Autonomous Region and Bureau of Territorial Resources.

2.	Return on net assets and earnings per share

Pursuant to Information Disclosure and Presentation Rules for Companies Making Public Offering No. 9 computation and disclosure of Return on net assets and earnings per share (revised in 2010) issued by China Securities Regulatory Commission, the weighted average return on net assets and earnings per share of the Company in 2014 are as follows:

		Earnings per share
	Weighted		Diluted
Profit during	average return	Basic Earnings	earnings
the report period	on net assets (%)	per share	per share
Net profit attributable to shareholders of the parent company	5.89	0.4570	0.4570
Net profit attributable to shareholders of the parent company, excluding extraordinary gain or loss	3.39	0.2602	0.2602

Annual Report 2014        391

Chapter 13     Financial Statements and Notes (under CASs)

SUPPLEMENT (continued)

3.	Accounting figures differences under CASs and IFRS

Differences of net profit and net assets in the financial statements under CASs and IFRS.

	Net profit		Net asset
Items	2014	2013	2014	2013
under IFRS	766,158	777,368	38,725,846	40,378,677
Difference adjustment 1. Adjustments under common control (Note 1)	9,981	13,206	-1,399,295	-1,409,266
2. Special Reserves (Note 2)	2,487,687	697,383	-530,805	-730,491
3. Deferred tax (Note 5)	-394,991	-225,937	274,031	710,748
4. Perpetual capital notes (Note 3)	36,456	—	2,521,456	—
5. Impairment of intangible assets (Note 4)	-731,332	—	-702,435	—
6. Other	110,208	9,191	309,880	30,818
Under CAS	2,284,167	1,271,211	39,198,678	38,980,486

Note 1:	According to CAS, related assets and subsidiaries acquired from Yankuang Group are belonged to business combination under common control. The assets and liabilities of acquirees are measured at carrying amount at the acquisition date. The difference of net assets acquired and the consolidated consideration shall adjust capital reserves. In accordance with IFRS, however, the identifiable assets, liabilities and contingent liabilities at the acquisition date are measured in fair value by acquirees. The difference of consolidated cost over the fair value of acquirees’ identifiable net assets at the acquisition date is recognized as goodwill.

Note 2:	As mentioned in Note II.25, according to the requirements of related instate of Chinese government, enterprises in coal industry should accrual safety production fees and similar fees, and recognized in profit and loss for the current period and individually reflected in special reserves in owner’s equity. Where there are fixed assets arising from the use of special reserves in required range, the amount should be recognized in related cost and the accumulated depreciation should be fully transferred out. In accordance with IFRS, however, these fees should be recognized when they occurred. Fixed assets are recognized when related capital expenditure occurs and provided for depreciation using related method.

Note 3:	In accordance CAS, the perpetual capital notes issued by the parent company are presented in financial statements as owner’s equity attributed to the parent company, while the perpetual capital notes issued by the subsidiaries are presented as minority interest. Under IFRS, however, these notes should be individually presented.

Note 4:	In accordance with CAS, the provision of impairment on long-term assets cannot be reversed once it is recognized. Under, IFRS, however, the provision for impairment on long-term assets can be reversed.

Note 5:	There are differences of tax and minority interest arising from the above differences of standards.

Yanzhou Coal Mining Company Limited

27 March 2015

392        Yanzhou Coal Mining Company Limited

Chapter 14

Documents Available for Inspection

The following documents are available for inspection at the office of the secretary to the Board at 298 Fushan South Road, Zoucheng, Shandong Province, the PRC:

1.	Completed financial statements of the Company with the corporate seal affixed and signed by the legal representative, person responsible for accounting work and responsible person of the accounting department;

2.	Original of auditors’ report sealed and signed by the Certified Public Accountants

3.	All documents and announcements published during the reporting period in newspapers designated by the CSRC; and

4.	The full text of the annual report released in other securities markets.

On behalf of the Board

Li Xiyong

Chairman

Yanzhou Coal Mining Company Limited

27 March 2015

Annual Report 2014        393

Appendix

DATA of coal mines of Yanzhou Coal in the PRC (1)

		Xinglong
	Nantun	zhuang	Baodian	Dongtan	Jining II	Jining III	Total
Background Data:
Commencement of construction	1966	1975	1977	1979	1989	1993	N/A
Commencement of commercial production	1973	1981	1986	1989	1997	2000	N/A
Coalfield area (square kilometers)	35.2	56.23	37.0	60.0	87.1	105.1	380.63
Location			Jining City, Shandong Province				N/A
Reserve Data:
(million tonnes as of 31 December 2014)
Available reserves(1)	228.60	520.79	374.03	628.30	795.00	794.06	3340.78
Total proven and probable reserves(2)	101.96	288.56	256.25	421.39	392.36	197.63	1658.15
Mining recovery rate (%)(3)	83.40	79.86	79.21	82.10	82.04	80.60	N/A
Type of coal	Thermal coal	Thermal coal	Thermal coal	Thermal coal	Thermal coal	Thermal coal	N/A
Production Data (million tonnes)
Approved raw coal production capacity	3.0	6.6	6.4	7.5	4.2	6.6	34.3
Designed washing capacity	1.8	3.0	3.0	4.0	3.0	5.0	19.8
Raw coal production
1997-2007	45.7	70.1	61.6	78.1	42.7	49.6	347.8
2008	3.5	6.6	6.0	7.0	3.9	6.1	33.1
2009	3.8	6.6	5.7	7.5	3.6	6.2	33.4
2010	3.6	6.8	6.1	7.4	4.2	6.2	34.3
2011	3.3	6.8	6.1	7.3	4.4	6.1	34.0
2012	3.2	7.0	6.1	7.6	3.7	5.5	33.1
2013	3.0	6.9	6.2	8.1	3.1	6.5	33.8
2014	2.7	6.8	5.8	8.0	4.2	5.3	32.8
Cumulative raw coal production by December 31, 2014	68.8	117.6	103.6	131.0	69.8	91.5	582.3

394        Yanzhou Coal Mining Company Limited

Appendix

Note:

(1)	Based on the standards in the Solid Mineral Resource/Reserve Classification of the PRC (GB/T17766-1999) (“PRC Standards”), “available reserves” are the sum of basic reserves and resources. “Basic reserves” generally refers to measured and indicated economical reserves prior to deduction of design and extraction losses. “Resources” refers to the sum of a part of identified mineral resources and undiscovered resources.

(2)	The proven and probable reserves of the above coal mines are based on the report dated February 6, 1998 prepared by International Mining Consultants Limited, a UK-based company, in accordance with the standards in Industry Guide 7.

Under Industry Guide 7, “proven reserves” are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced very closely and the geologic features have been clearly identified enabling the accurate ascertainment as to the size, shape, depth and mineral deposits of the reserve. “probable reserves” are reserves that are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced. Although the degree of certainty of “probable reserves,” is lower than that for proven reserves, it is high enough to assume continuity between points of observation.

The total proven and probable reserves as of the end of a year are derived by deducting the proven and probable reserves consumed in the coal production in the same year from the proven and probable reserves as of the end of the immediately preceding year. The difference between proven reserves and/or probable reserves is hard to determine or define.

(3)	The mining recovery rate is the rate of the amount of coal recovered from a determined amount of proven and probable reserves, which is calculated by dividing the actual volume of coal recovered in a year by the volume of proven and probable reserves mined and consumed in the same year.

Annual Report 2014        395

Appendix

DATA of coal mines of Yanzhou Coal in the PRC (2)

	Tianchi	Zhaolou	Total
Background Data:
Commencement of construction(1)	2004	2004	N/A
Commencement of commercial production(1)	2006	2009	N/A
Coalfield area (square kilometers)	18.7	143.36	162.06
Location	Heshun County, Shanxi Province	Heze City, Shandong Province	N/A
Reserve Data:
(million tonnes as of 31 December 2014)
Available reserves(2)	116.95	408.78	525.73
Recoverable reserves(3)	23.31	97.68	121.19
Mining recovery rate (4) (%)	75.0	84.2	N/A
Type of coal	Thermal coal	1/3 coking coal	N/A
Production Data: (million tonnes)
Approved raw coal production capacity	1.2	4.2	5.4
Designed washing capacity	—	3.0	3.0
Raw coal production
2006-2007	1.3	—	1.3
2008	1.1	—	1.1
2009	1.0	0.04	1.04
2010	1.5	1.6	3.1
2011	1.2	3.0	4.2
2012	1.4	2.7	4.1
2013	1.5	2.9	4.4
2014	1.6	3.0	4.6
Cumulative raw coal production as of December 31, 2014	10.6	13.2	23.8

396        Yanzhou Coal Mining Company Limited

Appendix

Note:

(1)	With respect to the Tianchi Coal Mine, the “commencement of construction” refers to capacity expansion and technology upgrade undertaken before the Company’s 2006 acquisition; the “commencement of commercial production” refers to the resumption of production after completion of the foregoing expansion and upgrade.

(2)	Based on the standards in the Solid Mineral Resource/Reserve Classification of the PRC (GB/T17766-1999) (“PRC Standards”), “available reserves” are the sum of basic reserves and resources. “Basic reserves” generally refers to measured and indicated economical reserves prior to deduction of design and extraction losses. “Resources” refers to the sum of a part of identified mineral resources and undiscovered resources.

(3)	The recoverable reserves of the above coal mines are based on the report prepared by Minarco AsiaPacific Pty Limited in May 2006 in accordance with the standards in the JORC Code as revised in 2004. “Recoverable reserves” generally refer to proved and probable reserves under the JORC Code as revised in 2004. “Proved reserves” are the economically mineable part of a measured coal resource and “probable reserves” are the economically mineable part of an indicated, and in some circumstances, measured coal resource. Both “proved reserves” and “probable reserves” incorporate mining dilution and allow for mining losses and are based on an appropriate level of mine planning, mine design and scheduling.

(4)	The mining recovery rate is the rate of the amount of coal recovered from a determined amount of proven and probable reserves, which is calculated by dividing the actual volume of coal recovered in a year by the volume of proven and probable reserves mined and consumed in the same year.

Annual Report 2014        397

Appendix

DATA of coal mines of Yanzhou Coal in the PRC (3)

	Beisu	Yangcun	Anyuan	Wenyu	Total
Background Data:
Commencement of construction	1972	1981	—	1996	N/A
Commencement of commercial production	1976	1988	2004	1997	N/A
Coalfield area (square kilometers)	29.3	27.46	9.26	9.36	75.38
Location	Jining City, Shandong Province	Jining City, Shandong Province	Ordos, Inner Mongolia	Ordos, Inner Mongolia	N/A
Reserve Data:
(million tonnes as of 31 December 2014)
Available Reserves(1)	74.35	88.15	28.33	44.15	234.98
Mining Recovery Rate(2) (%)	87.30	86.70	85.36	85.48	N/A
Type of coal	Thermal coal	Thermal coal	Thermal coal	Thermal coal	N/A
Production Data: (million tonnes)
Approved raw coal production capacity	1.0	1.15	1.2	3.0	6.35
Designed washing capacity	—	—	—	—	—
Raw coal production
2011	—	—	2.3	2.1	4.4
2012	1.0	1.1	2.3	4.6	9.0
2013	1.0	1.1	2.2	4.1	8.4
2014	0.8	1.0	1.8	4.1	7.7
Cumulative raw coal production as of December 31, 2014	2.8	3.2	8.6	14.9	29.5

Note:

(1)	Based on the standards in the Solid Mineral Resource/Reserve Classification of the PRC (GB/T17766-1999) (“PRC Standards”), “available reserves” are the sum of basic reserves and resources. “Basic reserves” generally refers to measured and indicated economical reserves prior to deduction of design and extraction losses. “Resources” refers to the sum of a part of identified mineral resources and undiscovered resources.

(2)	The mining recovery rate is the rate of the amount of coal recovered from a determined amount of proven and probable reserves, which is calculated by dividing the actual volume of coal recovered in a year by the volume of proven and probable reserves mined and consumed in the same year.

398        Yanzhou Coal Mining Company Limited

Appendix

DATA of coal mines of Yancoal Australia

					Gloucester	Donaldson	Middle
	Austar	Yarrabee	Ashton	Moolarben	Mines	Mines	mount(4)	Total
Background Data:
Commencement of construction(1)	1998	1981	2003	2009	1998	2001	2009	N/A
Commencement of commercial production(1)	2000	1982	2004	2010	1999	2001	2011	N/A
Coalfield area (square kilometers)(2)	160	220	16	120	163	106	28	813
Location	New South Wales	Queensland	New South Wales	New South Wales	New South Wales	New South Wales	Queensland	N/A
Reserve Data:
(million tonnes as of 31 December 2014)
Recoverable reserves(3)	43.6	47.6	55.3	330.4	52.2	128.7	84.0	741.8
Type of coal	Semi-hard coking coal	PCI coal	Semi-soft coking coal	Thermal coal	Semi-hard coking coal	Semi-soft coking coal	Coking Coal. PCI coal	N/A
Production Data: (million tonnes)
Approved raw coal production capacity	3.0	3.6	3.0	14.0	3.8	3.0	5.25	35.70
Designed washing capacity	3.3	2.4	6.5	16.0	3.8	3.0	5.25	40.25
Raw coal production
2006-2007	2.0	—	—	—	—	—	—	2.0
2008	1.9	—	—	—	—	—	—	1.9
2009	1.9	—	—	—	—	—	—	1.9
2010	1.7	2.3	2.7	3.9	—	—	—	10.6
2011	1.9	3.1	1.7	5.6	—	—	—	12.3
2012	1.7	3.2	2.3	7.2	1.8	2.0	—	18.2
2013	1.6	3.7	2.4	6.7	3.5	3.2	—	21.1
2014	1.9	3.9	2.6	6.6	2.5	2.5	—	20.0
Cumulative raw coal production as of December 31, 2014	14.6	16.2	11.7	30.5	7.8	7.7	—	88.0

Annual Report 2014        399

Appendix

Note:

(1)	The Austar Coal Mine was closed in 2003 as the result of an underground fire. The Company acquired Austar Coal Mine in 2004 and implemented a production expansion and technology upgrade in 2005. Austar Coal Mine resumed part of its operation in October 2006. Each of the Ashton Coal Mine and Moolarben Coal Mine has an open-pit coal mine and an underground coal mine. The “commencement of commercial production” indicates the time when the open-pit mines, the earlier of the two types of mines, commenced commercial production.

(2)	The coalfield area refers to the area of current leased land for mining, excluding the area on which the Company own prospecting rights.

(3)	The recoverable reserves of the above coal mines are based on the report prepared by the competent persons appointed by Yancoal Australia and such reserves refer to total proved and probable reserves that were prepared in accordance with the standards in the JORC Code (2012).

The reasons of the difference between the reserve data of the above coal mines compared to the past annual information disclosure are mainly change of the standards in the JORC Code(2004) to JORC Code(2012) and the regular factors affecting the production process.

(4)	Middlemount Mine is a joint venture operated by Yancoal Australia and the third party, which is not consolidated in the financial statement of the Group.

400        Yanzhou Coal Mining Company Limited

Appendix

DATA of coal mines of Yancoal International

	Cameby Downs	Premier	Total
Background Data:
Commencement of construction	2009	1996	N/A
Commencement of commercial production	2010	1996	N/A
Coalfield area (square kilometers)(1)	300	171	471
Location	Queensland	Western Australia	N/A
Reserve Data:
(million tonnes as of 31 December 2014)
Recoverable reserve(2)	236.1	69.8	305.9
Type of coal	Thermal coal	Thermal coal	N/A
Production Data: (million tonnes)
Approved raw coal production capacity	1.8	5.0	6.8
Designed washing capacity	1.8	N/A	1.8
Raw coal production
2011	0.8	N/A	0.8
2012	1.9	4.2	6.1
2013	2.0	4.2	6.2
2014	2.0	3.7	5.7
Cumulative raw coal production as of December 31, 2014	6.7	12.1	18.8

Note:

(1)	The coalfield area of operating mine refers to the area of current leased land for mining.

(2)	The recoverable reserves of the above coal mines are based on the report prepared by the competent persons appointed by Yancoal International (Holding) which have been acquired by Yancoal Australia and such reserves refer to total proved and probable reserves that were prepared in accordance with the standards in the JORC Code.

Annual Report 2014        401

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC